Exhibit 99.1

QUEST RARE MINERALS LTD.

NI 43-101 TECHNICAL REPORT

ON THE PRE-FEASIBILITY STUDY

FOR THE

STRANGE LAKE PROPERTY

QUEBEC, CANADA

Report Date: December 6, 2013

Effective Date of Pre-feasibility Study: October 23, 2013

Effective Date of Resource Estimate: August 31, 2012

Richard M. Gowans, P. Eng.

Ian Hutchison, Ph.D., P. Eng.

William J. Lewis, P. Geo.

Sam Shoemaker, Jr., RegMemSME

Jane Spooner, P. Geo.

R. V. Zalnieriunas, P. Geo.

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2

Telephone (1) (416) 362-5135    Fax (1) (416) 362 5763

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1.0    SUMMARY

1.1	INTRODUCTION

Micon International Limited (Micon) has been retained by Quest Rare Minerals Ltd. (Quest) to compile the Technical Report under Canadian National Instrument 43-101 (NI 43-101) which discloses the results of the prefeasibility study (PFS) contributed to by the Principal Participants Listed in table 2.1, below, on Quest’s Strange Lake Project (the Project).

The results of the PFS were summarized in a press release dated 23 October, 2013. The project is based on the mining of a rare earth element (REE)-rich deposit at Strange Lake in northern Québec and processing ore at a facility at Bécancour in southern Québec. Processing will recover a concentrate containing heavy rare earth elements (HREE) and yttrium, zirconium in zirconium basic sulphate (ZBS), niobium pentoxide (Nb2O5 ) and a mixed light rare earth element (LREE) double sulphate concentrate.

This report is intended to be used by Quest subject to the terms and conditions of its agreement with Micon. That agreement permits Quest to file this report as a Technical Report with the Canadian Securities Administrators pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

1.1.1	Rare Earth Elements

The rare earth elements (REE), a group of metals also known as the lanthanides, comprise the 15 elements in the periodic table with atomic numbers 57 to 71. Yttrium, atomic number 39, is often included with the lanthanides since it has similar chemical and physical characteristics often occurs with them in nature.

The 15 lanthanide elements are divided into two groups. The ‘light’ elements (LREE) are those with atomic numbers 57 through 62 (lanthanum to samarium) and the ‘heavy’ elements (HREE) from 63 to 71 (europium to lutetium). The term ‘middle rare earths’ comprises those with atomic numbers 62 through 64 (samarium, europium and gadolinium, also referred to as SEG). Generally, the light rare earth elements are more common and more easily extracted than the so-called ‘heavies’. In spite of its low atomic weight, yttrium has properties more similar to the heavy lanthanides and is included within this group. Promethium, atomic number 61, does not occur in nature. The rare earth element content of ores and products is generally expressed in terms of the oxide equivalent, or REO.

1.2	LOCATION AND PROPERTY DESCRIPTION

The Project is divided between two regional areas, these are:

1.	Northern Project Area, comprising:

•	The mine site at Strange Lake, Québec.

•	The port site at Edward’s Cove, Newfoundland and Labrador.

•	The access road of about 170 km between the above sites.

2.	Southern Project Area, situated at Bécancour Industrial Park, Québec comprising:

•	The Bécancour process plant site.

•	The process plant residue storage facility (RSF).

See Figure 1.1 for locations of project facilities.

Figure 1.1

Strange Lake Project, Location of Mine Site, Port and Processing Facilities

1.2.1	Northern Project Area

The Strange Lake Property is situated on the provincial border between the Canadian provinces of Québec (QC) and Newfoundland and Labrador (NL). The Project is located on the southeast edge of Lac Brisson, approximately 235 km northeast of Schefferville, QC, approximately 150 km west of Nain, NL and 125 km west of the Voisey’s Bay nickel-copper-cobalt mine, owned and operated by Vale. Administration for the region is covered by the Administrative Region of Nord-du-Québec and the Kativik Regional Government.

The Strange Lake Property is covered by Canadian National Topographic System (NTS) map sheets 24A08, 14D05, and 14D01. The latitude and longitude for the Property are approximately 56°21’ N and 64°12’ W, respectively.

1.2.2	Southern Project Area

The southern project area encompasses the proposed sites for the mill, processing plant and residue storage facilities (RSF) for the disposal of processing residue, located in the City of Bécancour, Québec. The facilities will be located in the Bécancour Waterfront Industrial Park, on the south shore of the St. Lawrence River, approximately 12 km southeast of Trois-Rivières and approximately 140 km northeast of Montreal. The site is located at 46°22’N, 72°17’W.

1.3	MINERAL CLAIMS, OWNERSHIP AND PERMITS

The Strange Lake Property is comprised of the 534 individual mineral claims covering a total area of approximately 23,230 ha. A total of 404 of these claims are in Québec and 30 are located in Newfoundland and Labrador. Quest has been letting claims on the peripheral edges of the property expire as they are not material to the integrity of the property.

The mineral claims in Québec cover the B Zone and a portion of the Main Zone rare earth element (REE) deposits. The mineral claims in Newfoundland and Labrador cover an area immediately south of the Main Zone REE deposit, historically referred to as the A Zone by Iron Ore Mining Company of Canada (IOCC). Quest has informed Micon that all of the claims are current and there are no outstanding issues.

The mineral claims comprising the Strange Lake Project area around the B-Zone deposit are 100% owned by Quest. Quest has informed Micon that all of the mineral claims are free of NSR and other encumbrances except one claim CDC2123065 which has a 2% NSR. Claim CDC2123065 is located at approximately 1.2 km east of the B Zone deposit.

Quest has informed Micon that it has obtained all permits required to conduct exploration activities on the property.

1.4	HISTORY AND GEOLOGICAL SETTING

The Strange Lake project lies within the Paleoproterozoic Rae or Southeastern Churchill Province (SECP) located in the northeastern Canadian Shield of Québec and Labrador. The Strange Lake deposit is part of a post-tectonic, peralkaline granite complex which has intruded along the contact between older gneisses and monzonites of the Churchill Province of the Canadian Shield.

Mineralization of interest at Strange Lake occurs within peralkaline granite-hosted pegmatites and aplites and, to a lesser degree, within the host granites, particularly in intra-pegmatitic granites.

The Strange Lake Property has been covered by national and provincial government surveys between 1967 and 2009. In 1980, in partnership with the Geological Survey of Canada

(GSC), the Newfoundland and Labrador Department of Mines and Energy, Mineral Development Division released a detailed lake sediment, water and radiometric survey. This survey was the first time the strong dispersion pattern of the Strange Lake mineralization was published and it led directly to the Iron Ore Company of Canada (IOCC) discovery of the Strange Lake Alkali Complex (SLAC) and associated REE and high field strength elements (HFSE) mineralization. Subsequent drilling up to 1984 culminated in the discovery of the Strange Lake REE and HFSE mineralization, which IOCC named the A Zone (renamed Main Zone by Quest).

Analytical data of ZrO2 and Y2O3 obtained by IOCC from diamond drilling and bedrock mapping were used in the calculation of the younger alkali granite in the central part of the Strange Lake area, and aided in the identification of the second most anomalous zone of mineralization in the Strange Lake area, named the B Zone by IOCC.

Between 1980 and 2006, a succession of companies other than IOCC worked in the area or on the property encompassed by the current Strange Lake Property boundaries. In 2006, Freewest Resources Canada Inc. (Freewest) staked 23 non-contiguous claim blocks totalling 220,813 ha for the purpose of uranium exploration. In late 2007, Freewest transferred its George River Project claims to Quest. The Property is encompassed by Freewest’s Block 1 exploration target and contiguous to Block 8.

In April 2010 Wardrop, a Tetra Tech Company, published a mineral resource estimate on the Strange Lake B Zone deposit in a NI 43-101 Technical Report. Wardrop also completed a Preliminary Economic Assessment (PEA) on the Project in September, 2010 and updated the mineral resource estimate in May, 2011.

The most recent and current mineral resource estimate with an effective date of August, 2012 on the Strange Lake B zone deposit was published by Micon in December, 2012.

1.5	MINERAL RESOURCE ESTIMATE

1.5.1	Resource Classification

Micon has assigned the resources in the B Zone deposit to the Indicated and Inferred classification on the basis of data density. At this time Micon has not assigned any Measured resources. The majority of the B Zone deposit has been drilled at a spacing of 50 m by 50 m with some areas drilled at 25 m by 50 m. At depth, the drill hole spacing becomes 200 m by 100 m since the majority of holes were drilled to less than 150 m depth. The Indicated class was assigned to all resource blocks which fall in areas with a drill spacing of at least 50 m by 50 m and were estimated using at least 16 samples from a minimum of four drill holes. All remaining resource blocks in the block model occurring within the optimized pit shell and with an estimated a grade greater than zero were assigned to the Inferred classification.

1.5.2	Resource Estimate

The mineral resources at B Zone occur near to surface and are amenable to conventional open pit mining methods. An economic cut-off base case grade of 0.5% TREO was considered appropriate for reporting the mineral resources.

Indicated Mineral Resources are estimated at 278.13 Mt at 0.93% TREO. Inferred Mineral Resources are estimated at 214.35 Mt at 0.85% TREO.

The effective date of the mineral resource estimate is August 31, 2012. The estimate was disclosed in the previously filed Technical Report dated December 14, 2012.

It is Micon’s opinion that there is no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist that would adversely affect the mineral resources presented above.

1.6	MINERAL RESERVE ESTIMATE

The mineral reserves for the Strange Lake Project have been estimated at 43,199,000 t classified as Probable. The effective date of the reserve estimate is 14 October, 2013.

These mineral reserves are included within the mineral resources discussed above. The mineral reserves only include indicated mineral resources (there are no measured mineral resources at Strange Lake) that are mined and shipped for processing during the 30-y operating period. Any above cut-off resource material remaining on the property (in stockpiles or in-situ) is not considered in the stated mineral reserves.

The mineral reserves were estimated using a minimum NSR value of $286.29/t cut-off.

Micon is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant factors that will materially affect the validity of this mineral reserve estimate.

1.7	MINING METHODS

A conventional open pit mining operation is proposed for the extraction of ore from the B Zone rare earth element mineral deposit for the Strange Lake Project.

Mining will be undertaken by Quest using its own equipment and workforce. Specialized contractors will be used for the initial site clearing and initial haul road construction in preparation for the mining equipment fleet. Explosives, blasting agents, fuel and other consumables will be sourced from established suppliers.

The Strange Lake Project resources are contained in a single deposit. The open pit and internal phases were designed using MineSight® software, preliminary geotechnical designs,

recommended standards for road widths and minimum mining widths based on efficient operation for the size of mining equipment chosen for the project.

The ultimate pit limit for the Strange Lake deposit was selected based on Lerchs-Grossmann (LG) open pit optimizations using MineSight® and Whittle™ software. The pit will be developed using eight distinct phases designed to approximate an optimal extraction sequence. The phase designs are based on slope design parameters and benching configurations provided by AMEC. A mine production schedule was prepared by Micon using Maptek’s Chronos scheduling software. The eight pit phases are shown in Figure 1.2.

Figure 1.2

Plan View of Pit Phases at 440 m Elevation

Pit designs were constrained by a 120-m offset from Lac Brisson which lies to the northwest.

Over the 30-y mine life, an estimated 11.5 Mt of overburden will be removed from the pit area. Total waste rock placed in the waste stockpile is estimated to be 67.6 Mt. Total low-grade material not shipped for processing and placed in the low-grade stockpile is estimated to be 142.2 Mt. By the end of the 30-y mine life, the mid-grade stockpile has been reclaimed and shipped for processing.

In order to avoid the worst winter weather, the mine will be operated on a nine-month (270-day) basis. During this time period, the mine will operate two 12 h shifts, 7 d/w.

1.8	METALLURGICAL TESTWORK AND RECOVERY METHODS

Development testwork that was used to define the prefeasibility flowsheet was undertaken at Hazen Research Inc. (Hazen), Golden, Colorado and Process Research Ortech Inc. (Ortech), Mississauga, Ontario. These testwork programs used representative mineralized samples from the Strange Lake B Zone deposit.

The PFS flowsheet comprises crushing and grinding followed by acid thermal processing (acid bake) and water leach to extract the payable metals into solution. The solution will be partially evaporated to reduce the flow to the hydrometallurgical processing plant and produce a light rare earth concentrate. The hydrometallurgical process comprises zirconium solvent extraction, niobium precipitation and solvent extraction, thorium solvent extraction and HREE+Y solvent extraction circuits. A simplified process block diagram is presented in Figure 1.3

Figure 1.3

Simplified Process Block Flow Diagram

Provided by AECOM, November, 2013.

The Strange Lake processing facility will be located at Bécancour, Southern Québec and is designed to produce ZBS, niobium pentoxide (Nb2O5), a light rare earth element (LREE) concentrate and a heavy rare earth element (HREE) concentrate which also contains yttrium.

The average design process plant throughput is 4,000 t/d. or 1,460,000 t/y of ore.

The average metal recoveries estimated from the metallurgical testwork and used in the PFS economic model are presented in Table 1.1.

Table 1.1

Average Project Metal Recoveries for Production Years 1 to 12

Element	Leach Extraction (%)	Hydrometallurgical Plant Recovery (%)	Total Recovery (%)
Zr	72.7	98.3	71.5
Nb	93.6	93.4	87.5
La	93.2	74.6	69.6
Ce	94.2	90.9	85.6
Pr	94.8	97.8	92.8
Nd	93.9	88.8	83.4
Sm	91.5	48.7	44.6
Eu	89.3	57.3	51.1
Gd	90.2	89.6	80.8
Tb	87.3	82.7	72.2
Dy	85.2	98.7	84.1
Ho	82.7	97.2	80.3
Er	79.2	98.4	78.0
Tm	76.9	93.8	72.1
Yb	75.1	98.4	73.9
Lu	75.3	95.1	71.6
Y	86.2	99.3	85.6

Over the life of the operation, average recovery of the HREE+Y is 83.1%, for the LREE it is 80.2%, zirconium to ZBS is 74.2% and niobium to niobium pentoxide is 86.8%.

1.9	INFRASTRUCTURE

1.9.1	Northern Project Area

Facilities considered essential to support operations comprise an accommodation camp, a multi-functional building and a maintenance workshop building. Site access roads will link the mine with these buildings, ore stockpiles, waste rock dump, ponds, landfill, and an airstrip.

1.9.1.1	Mine Site Water Supply and Sewage Treatment

Lac Brisson is expected to be the major source of fresh water, and esker SG-1 is also considered a potential source. More detailed analyses, particularly for radionucleides, will be required to confirm suitability of each source and, in line with best practice, all potable water will be treated before use.

Sewage treatment plant at the mine site will comprise a containerised, skid-mounted plant with septic and equalization tanks.

1.9.1.2	Fuel Storage and Distribution

Fuel storage at the mine will be for the equivalent of approximately three weeks of supply. This tank will be located in a bermed containment area; secondary containment will protect against leaks and spills. A further 13 weeks supply will be stored at the Edward’s Cove port and delivered to the mine by road tanker as required.

A refuelling station will serve light and heavy vehicles.

The airstrip will be equipped with a 30 m3 tank for the storage of aviation fuel to be used in case of emergency.

1.9.1.3	Power Supply

A power plant at the mine site will be equipped with four generators, each nominally rated at 650 kW. It is expected that two generators will be running at any given time, with the other two on standby or undergoing maintenance. There is no other backup or alternative supply.

The airstrip will have its own supply, provided by a 250 kW diesel generator.

1.9.1.4	Mine Site Buildings

A temporary construction camp will be located within the vicinity of the proposed mine site facilities. Permanent camp facilities will also be located within the vicinity of the mine site. The camp will be a modular design constructed to industry acceptable standards for long term, permanent site accommodation for mine operations personnel, with additional space for truck drivers and other visitors. Arctic corridors will be provided to link the buildings.

A multi-functional building will incorporate heated and non-heated warehouses, change-house, lockers, laundry facilities, medical and fire safety, laboratory, offices and meeting rooms for mine management and administration staff; garages for emergency vehicles, and associated emergency response equipment storage.

The main mine site maintenance shop will be part of the mine site maintenance and warehouse facility.

Heated and unheated storage at the mine site will be provided in the multifunctional building sufficient to store goods and equipment parts for use during the winter months.

1.9.1.5	Airstrip

The airport facility will be capable of operating 24 h/d, 365 d/y. The runway and taxiway will be constructed of gravel. A trailer will be used for the terminal building.

1.9.1.6	Medical Emergency Response

Medical and emergency response facilities will be provided at the multifunctional building at the mine site. An ambulance will be available and maintained in the ambulance bay of this building complex and a nurse’s station will be provided at the mine permanent camp.

1.9.1.7	Waste Management and Landfill

Recoverable materials will be compacted on site, and sent to a sorting facility. Special waste will be sent to an authorized treatment/disposal facility. Kitchen/organic waste and other non-recyclable and non-hazardous domestic wastes will be despatched by road twice a week to the port site for incineration. A landfill to accommodate non-hazardous solid waste will be built along the access road between the airport and the open pit.

1.9.1.8	Mine Access Road

The link between the port and the mine site will be an 8-m wide all-weather access road, constructed over a distance of 168 km. The preferred alignment represents the shortest route; provides the fastest travel time for a roundtrip between the port and the mine site; and traverses less difficult topography than other routes considered in the study. The proposed route crosses three water courses; two culverts and a bridge will be required, and will meet seasonal caribou crossing requirements.

1.9.1.9	Edward’s Cove Port

A systematic analysis of various options for the location and design of a wharf resulted in the identification of Alternative 6 (Floating Wharf) as the preferred option, principally since this structure could be dismantled during the ice season, and potentially requires less capital.

As well as the marine works (wharf), on-shore infrastructure at the port includes ancillary facilities located 2 km from the shoreline. A temporary landing barge and airstrip will be required during the construction phase.

Crushed ore will be delivered to the port in 30-t shipping containers. Container handling at Edward’s Cove varies depending on the season:

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When ships are at berth (summer operation) full containers will be delivered to the ship, and ore will be reclaimed by front end loader from the crushed ore stockpile to fill empty containers unloaded from the ship.

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When there are no ships at berth (winter operation) lids will be removed from full containers which are then handled using a reach stacker equipped with a Rotabox, to empty the crushed ore from the container into a mobile feed hopper. From here, a transfer conveyor and a stacker conveyor will feed the crushed ore stockpile.

Empty containers will be loaded onto tractor trailers for back haul to the mine.

Fuel Handling and Storage

The fuel tank farm will be located near the wharf where tankers will be offloaded. Arctic diesel fuel will be pumped from the fuel tanker using the ships pumps, boosted as required through a pumping station located on the dock and delivered to the tank farm through a double walled pipeline system. The tanks will be placed within a bermed containment area. Secondary containment will protect against accidental leaks and spills. A foam-based fire protection system will be employed.

Road tankers will collect fuel from a filling station located between the tank farm and the access road to the mine site.

Port Area Facilities

In the port area, an accommodation camp, multi-functional building and warehouse will be established in the location used as a laydown area during construction.

At the commencement of project construction, a hotel barge or similar vessel will be used to house construction workers for the terminal. The permanent camp will be located approximately 2 km south of the wharf along the access road connecting the port with the mine. It will be of a pre-fabricated modular design, constructed to industry acceptable standards.

Water Supply, Treatment and Run-Off Management

Groundwater is believed to be the most cost-effective and convenient source for the modest volume of water supply required in the port area. Specific sources should to be identified and tested at the feasibility stage.

Wastewater treatment will be through skid-mounted, containerized sewage treatment plants.

The ore stockpile area will be fully bermed and lined with geomembrane to prevent absorption of water, and so will generate runoff proportionate to rainfall received.

Power Supply

After consideration of alternatives, the study concluded that both the port and its camp should be powered using medium speed diesel generators burning Arctic fuel. Approximately 85% of surplus heat energy will be recovered from the generators using a recovery system supplying heat to adjacent buildings.

1.9.1.10	Other Infrastructure

Communications (voice and data) from the Northern project area will be via a bi-directional satellite link, with local networks for on-site communications, supplemented by two-way radios and a satellite-based real time location system (RTLS) for vehicles travelling between the mine and the port.

1.9.2	Southern Project Area

1.9.2.1	Bécancour Port

The existing port and berth structures at Bécancour are adequate to receive vessels of the size required to deliver 1,46 Mt/y ore in containers during the first six months of each year, and bulk sulphur prills for the acid plant during the second half of the year. No marine works or modification of the port is envisaged in the PFS.

1.9.2.2	Bécancour Processing Plant

As well as the port facility, existing infrastructure supporting the processing of ore at the Bécancour plant includes the availability of utilities at the industrial park (industrial water supply, sewage disposal, electrical power and gas supplies). In addition, the industrial park is responsible for the provision of emergency (fire, medical) and waste management services.

1.9.2.3	Site Drainage

The ore and sulphur stockpile areas will be lined with a geomembrane to allow collection of all rainwater falling in those areas and a network of drains will deliver this runoff to a retention pond where solids will settle before the water is sent to the process plant.

1.9.2.4	Residues Management

As part of the PFS, SLR International Corporation (SLR) prepared a study that describes the nature of the process residues, and the selection of the method and location of residue disposal in southern Québec. SLR also provided conceptual designs for the residue storage facility (RSF) with 30-year capacity at an average processing rate of 4,000 t/d.

Potential sites for the RSF were identified and compared. The selection of RSF location considers a balance of environmental, technical, economic, socioeconomic, and risk management factors. Two locations within the southern portion of the Bécancour Industrial Park are available for residue disposal: these cover approximately 1.8 km2 and 0.8 km2, respectively. The volume of residues generated over a 30-year operating period will require disposal at both locations, because of the capacity required and considerations of ultimate height. The southwestern unit would be constructed and filled first with construction of the second, northeastern unit being constructed when the first is nearing its capacity (after approximately 20 years).

The residue consists of two components: neutralized leach residue has the consistency of fine silt with some clay; SX raffinate solids comprise primarily very fine crystals of gypsum. Based on currently available information, filter-pressed, dry-stacking of the mixed streams amended by cement is considered feasible and is the preferred approach. The primary reasons for this preference include: ultimate capacity of facilities on the available land; relative ease of operation (specifically, placement of the residues); the simplicity of water management; minimization of leachate issues; the stability of the residues mass; the ability to incrementally close the facility during operations; the ease of completing closure at the end of mine life; and the long-term durability of the closed facility. Dry-stacking does, however, require a cementing agent to maintain stability of the placed residues and prevent re-suspension of residues particles during precipitation and snow-melt events; as proposed, cement is a major cost factor of residue disposal.

1.10	MARKET STUDIES AND CONTRACTS

Quest retained Roskill Consulting Group Limited (Roskill) to prepare an analysis of the markets for rare earths, zirconia and niobium based on the production level for the Strange Lake project. Roskill interviewed a total of 31 companies representing the sectors of interest, located in North America, Europe and Asia. The report was updated for rare earths and niobium in January, 2013 and an update on rare earth pricing was prepared in August, 2013. In April, 2013, Quest retained TZ Minerals International Pty Ltd (TZMI) to prepare an analysis of the markets for zirconium chemicals and chemical zirconia.

1.10.1	Rare Earth Elements and Yttrium

Yttrium, atomic number 39, is often included with the rare earth elements (also known as the lanthanide group of the periodic table) since it has similar chemical and physical characteristics often occurs with them in nature.

Rare earths and yttrium usually enter the market as chemical concentrates, oxides, metals or metal alloys. Most oxides are typically sold at purities of >99.9% REO and metals within the same range for total metal content.

China has dominated the global supply of rare earths since the mid-1990s after a rapid growth in rare earth output and, in 2012, is estimated to have accounted for 86% of global rare earth supply. Both production and exports of Chinese rare earths are controlled by the central government. Outside China, rare earths are produced in the United States, Russia and India, with relatively minor amounts also produced in Malaysia and Brazil.

Most LREEs are derived from bastnaesite and monazite, the majority from Inner Mongolia and Sichuan in China, but with increasing volumes from the Mountain Pass operation of Molycorp, Inc. (Molycorp) in the United States and the Mount Weld operation of Lynas Corporation Ltd. in Australia. Almost all HREEs are derived from ion adsorption clays that are found in a number of provinces in southern China. Production of HREEs in the rest of the world is expected to come from the minerals which occur in igneous alkaline or carbonatite intrusives.

The rare earths market is not a single entity and the individual elements have their own demand drivers. For example, neodymium and dysprosium are used mostly in magnets while the principal market for terbium and yttrium is in phosphors. High growth rates for the applications in which neodymium and HREEs are used emphasise the lack of connection between the natural occurrence of the rare earth elements and the ratios in which they are consumed. Inevitably, there will be periods in which some rare earth elements are in surplus while others are in deficit.

Roskill estimated that metallurgical applications, magnets and catalysts each accounted for approximately 20% of total demand for rare earths in 2012. Polishing compounds accounted for a further 15%. Ceramics, phosphors and glass each accounted for between 5% and 10% of the total with the balance in a wide range of relatively minor applications.

Global trends which have strongly influenced the demand for rare earths are miniaturization, particularly of consumer electronic devices, automotive emissions control and energy efficiency, coupled with the general shift of manufacturing away from the United States, Europe and Japan to China, South Korea and elsewhere. Demand for rare earths within China has grown significantly over the past 10 years. This reflects the extent of its increased manufacturing capability, specifically in a wide range of products which utilize rare earths.

1.10.2	Zirconium

Zirconium enters the market in three main forms, as natural baddeleyite concentrate, fused zirconia and chemically-produced zirconia. Fused zirconia is produced by processing and calcining zircon sand, and is currently the largest volume production of zirconia.

China dominates global production of zirconium chemicals and is the leading producer of fused zirconia. ZBS is an intermediate product that is used to produce a range of zirconium oxides and zirconium chemicals. China is the largest producer of ZBS.

ZBS is used as an intermediate feedstock for production of other zirconium chemicals but is also used in pigment coating (to maintain the white colour of titanium dioxide) and leather tanning (where it is a substitute for chromium-based chemicals), among other applications.

The growth areas for high purity zirconia are in automotive catalysts and structural ceramics, especially in China and Japan.

1.10.3	Niobium

Niobium almost always occurs together with tantalum and often also in conjunction with titanium, zirconium and rare earths. Pyrochlore, an oxide mineral which is found in carbonatite igneous rocks, is the principal niobium ore mineral. Niobium enters the market as a mineral concentrate, as oxides of varying purity, as ferroniobium and in the form of metal or alloys.

Niobium is used in a variety of forms but by far the most important in tonnage terms is HSLA ferroniobium which has applications in the production of certain types of steel. This market now accounts for about 90% of niobium usage and has been responsible for almost all of the increase in overall consumption over the last decade or more. Niobium oxide is used principally as the starting material in the manufacture of other niobium products, including niobium metal and alloys, vacuum-grade ferroniobium and nickel-niobium, niobium carbides and mixed carbides, lithium and potassium niobate and other niobium compounds.

High-purity niobium pentoxide is produced, and traded in much smaller tonnages than is the case with ferroniobium.

Future demand will be influenced primarily by the overall growth in demand for ferroniobium that will come from increasing world production of crude steel.

1.10.4	Pricing

There is no terminal market for rare earths and yttrium, zirconia and zirconium chemicals, or niobium pentoxide, and purchases are negotiated directly between buyer and seller.

Quest has developed its projections of prices for the rare earths and yttrium, zirconia in ZBS and niobium pentoxide based on the studies prepared by Roskill and TZMI and its own market data collection and analysis.

1.10.5	Contracts

Quest is pursuing opportunities for strategic alliances and off-take agreements.

On 9 July, 2013, Quest announced the signing of a non-binding letter of intent with TAM Ceramics Group of New York, LLC (TAM), under which TAM intends to purchase 100% of the ZBS to be produced from the Strange Lake project.

The initial term of the offtake agreement will be five years, and renewable every five years, over the anticipated minimum 30-year production life for Strange Lake. The letter of intent is subject to the execution and delivery of a definitive sales agreement between Quest and TAM no later than 31 December, 2014.

At the time of writing, there are no other contracts or agreements in place.

1.11	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Environmental work is being carried out with support from local Aboriginal partners and regional service providers to the greatest extent possible.

Quest reports that work on the Environmental Impact Assessment (EIA) for all project components will start early in 2014, following submission of a project description to the relevant government authorities. EIAs may be triggered in four jurisdictions: two in Québec (north and south), Newfoundland and Labrador (provincial and Nunatsiavut), and one with the federal government. Assuming some degree of harmonization between jurisdictions, the EIA studies and associated public consultations are expected to take approximately two years to complete. The EIA would be followed by a period of up to six months in which to obtain necessary environmental approvals prior to initiating construction.

Appropriate mitigation and monitoring plans are being considered by the project team to address unavoidable environmental impact of mining, including possible compensation scenarios for any net wildlife habitat loss and project closure reclamation.

It is understood that Quest has in hand all permits necessary to conduct exploration and prefeasibility study work. Permits and approvals will be sought once the project is released from the EIA process.

No potential environmental issues have been identified that may affect extraction of mineral reserves at Strange Lake and which cannot be mitigated through implementation of appropriate measures.

1.11.1	Baseline Studies

The Strange Lake Project has been divided into northern and southern areas for the purposes of environmental baseline studies. Baseline studies have been undertaken for all or part of the relevant project components located in northern Québec. For the southern Québec area, a desktop review of existing information was completed by spring 2013 followed by field investigations to collect baseline data. These baseline studies are currently being completed and other studies will be undertaken in spring and summer, 2014.

Baseline studies in both northern and southern areas are broadly similar in scope and include physical, biological and social/socio-economic components (covering traditional knowledge and archeological surveys).

Ongoing environmental monitoring and reporting are conditions of both federal and provincial environmental assessment approvals, as well as certain operating permits. The EIA process will provide the basis for a monitoring program.

1.11.2	Closure Plan

A conceptual closure plan has been developed for the PFS to cover all of the project components in the northern and southern areas. Quest will comply with the Québec Mining Act and its associated regulations, as well as with similar standards in Newfoundland and

Labrador. Companies are required to file a site rehabilitation plan and to provide financial guarantees in both provinces.

The present conceptual closure plan follows the 1997 Québec guidelines to restore the mine site to a satisfactory condition. It assumes that the future land use in the northern project area is wildlife habitat and that disturbed areas will be returned to the pre-mining state so that traditional activities can resume. Alternative land uses may be explored as more information is available regarding stakeholder expectations. It is assumed that progressive rehabilitation will not be carried out during operations, mainly because the entire open pit will continue to be developed and the road/port used during the life of the mine. An allowance of 10 years for post-closure monitoring has been made for data collection and analysis to demonstrate achievement of the closure criteria and objectives.

It is assumed that future use for the Bécancour site will continue to be industrial.

No post-closure monitoring for the processing plant area is anticipated. Post-closure monitoring and maintenance for the RSF has been developed.

A closure risk register summarizing proposed conceptual closure plan treatments and associated residual risks has been developed.

1.11.3	Engagement and Communications

General issues affecting all stakeholder categories will be addressed through the EIA and consultation processes. An Engagement and Communications Plan (ECP) has been developed to establish social acceptance for the project based on defined engagement levels. The ECP will support future project development activities. It is structured around consultation with governments, Aboriginal groups and non-aboriginal stakeholders. The ECP has been designed to ensure key stakeholders are well informed and have ongoing opportunities to engage in discussion about the project, and for their concerns and interests to be addressed. The ECP is designed to fulfill the requirements of the different jurisdictions for local review and consultation.

Quest initiated early meetings with certain northern Aboriginal leaders in 2008. A series of strategic meetings was undertaken in 2012 to provide all key groups with similar levels of information and a comparable opportunity to ask questions and comment on the initial project concept. In January 2013, draft Memoranda of Understanding were presented to potentially-affected Aboriginal groups, to serve as a basis for negotiations to commence in 2014 on Impact and Benefit Agreements (IBA) or other similar arrangements. The current schedule anticipates resolution by early 2016, which will facilitate the federal government’s own requirement to consult with Aboriginal groups before issuing environmental approvals. Both Aboriginal and government stakeholders have been provided with regular updates on the progress of both environmental studies and community engagement.

In southern Québec, a preliminary evaluation of potential social and cultural issues was carried out through a desktop review. No direct consultations have yet been held since the project components in the southern project area were publically announced only early-November, 2013. Socio-economic baseline studies and stakeholder mapping exercises have been carried out. A review was also completed of the issues and concerns raised by economic and environmental citizen groups and NGOs during the development of other industrial developments around the area in the last decade.

1.12	CAPITAL AND OPERATING COSTS

1.12.1	Capital Costs

One of the primary objectives of the PFS was to achieve a capital cost estimate with a target accuracy of ±20%, for the mine site, port site, access road and processing plant site, including indirect and Owner’s costs.

To achieve this objective, the direct capital cost was estimated from preliminary engineering designs, and equipment lists. Where design information has not yet been developed into drawings, a conceptual scope was developed. This preliminary design information was used to develop material take offs which were priced at current day rates for the mine, port and access road. For the SX plant, the direct and indirect cost was provided by Hatch. For major equipment items, budgetary quotations were sought from vendors. The indirect cost was calculated on the bases of conceptual methodology of executing the projects to estimate time and resources required, and vendor quotations. For some components, percentages were considered more appropriate are were based on experience. The total estimated capital cost for the project in fourth quarter 2012/first quarter 2013 CAD is $2,565 million including a contingency of 16% of direct and indirect costs. A summary of the capital cost is included in Table 1.2.

Table 1.2

Summary of Capital Cost Estimate

Area	Capital Cost ($M)
Strange Lake	123.3
Mine Access Road	257.7
Edward’s Cove	56.3
Bécancour Port	0.0
Bécancour Process Plant	348.6
Solvent Extraction	604.9
Bécancour Balance of Plant	132.2
Bécancour - Residue Disposal Site	65.4
Indirect Costs	570.5
Contingency	406.6
Total	2,565.3

The capital cost estimate was prepared by AECOM, Hatch and SLR. Micon prepared the mining capital cost estimate. The capital cost estimate included verification of quantities, unit prices, and selection of suppliers.

1.12.1.1	Sustaining Capital Costs

Sustaining capital is the investment required to maintain production at the planned level throughout the 30 year project life. The sum total over the 30 years is estimated at $836 million.

1.12.2	Operating Costs

Table 1.3 shows a summary of the 30-year LOM operating costs.

Table 1.3

Summary of Operating Cost Estimate

Area	LOM Operating Cost ($M)	Avg. Annual Cost ($M)	Unit Operating Cost ($/t milled)
Mining	1,534	51.1	35.52
Ore Transport	3,301	110.0	76.41
Crushing, Milling, Leaching	1,905	63.5	44.10
Solvent Extraction	5,199	173.3	120.36
G&A (site costs)	385	12.8	8.90
Off-site costs	638	21.3	14.78
Total	12,976	432.1	300.06

The costs given above include all on-site and off-site cash costs, but exclude post closure rehabilitation costs of $138.3M, and non-cash depreciation charges.

1.13	ECONOMIC ANALYSIS

Assessment of the economic viability of the project, including testing of the sensitivity of returns to changes in key parameters, has been carried out using a discounted cash flow model. For the purposes of the evaluation, it has been assumed that the operations are established within a single corporate entity. The project has been evaluated on an unlevered, all-equity basis.

The model uses inputs from all elements of the project to provide a comprehensive financial projection for the entire project, on an annual basis over a 30-year operating life. All costs and revenues are expressed in constant, 2013 Canadian dollars. Where appropriate, an exchange rate of $1.05 per US dollar has been applied.

Annual revenues by element are shown in Figure 1.4 which demonstrates how the project focuses on higher grade material in the first five years, with grades reducing gradually over the remainder of the life of the operation.

Figure 1.4

Annual Revenues by Element

Over the life of the operation, 47% of annual REO production and 56% of total project revenues will be derived from the HREE+Y concentrate.

1.13.1	Cash Flow Projection

The project cash flow is illustrated in Figure 1.5.

Figure 1.5

LOM Project Cash Flow

The net present value (NPV) over a range of discount rates, internal rate of return (IRR) and undiscounted payback of the base case cash flow are shown in Table 1.4.

Table 1.4

LOM Income Statement and Cash Flow

Discount Rate (%)	Pre-Tax NPV ($M)	After-tax NPV ($M)
8%	3,935.0	2,491.6
10%	2,891.1	1,760.2
12%	2,120.1	1,220.6

IRR (%)	25.6	21.1
Payback period (y)	3.4	3.5

Micon considers that a discount rate of 10%/y to be appropriate for use as its base case for the purposes of conducting further analysis of project value.

1.13.2	Sensitivity Study

Micon has tested the sensitivity of the project after-tax NPV at an annual discount rate of 10% (NPV10) to changes in the principal drivers of project value over a range of 30% above and below base case parameters. The results, shown in Figure 1.6, demonstrate that after-tax NPV10 remains positive even with a 30% adverse change in project revenues, representing any combination of grade, yield, market prices and discount factors.

Figure 1.6

Sensitivity Study Results

The project is significantly less sensitive to changes in operating and capital costs, with an adverse 30% change reducing NPV10 by approximately 30% and 25%, respectively.

1.13.3	Conclusion

Micon concludes that the project base case cash flow and sensitivity studies demonstrate that the project has potential to provide economic returns and is sufficiently robust to withstand adverse changes in the tested parameters over the expected range of accuracy of the PFS.

1.14	OTHER RELEVANT DATA AND INFORMATION

1.14.1	Project Execution Plan

The project execution plan (PEP) has been designed by AECOM, with contributions from Quest and Hatch, to address the implementation strategies and approach for executing the Strange Lake Project and will be used to guide the project development team through the subsequent feasibility study and project implementation phases. It will be reviewed and updated from time to time as the project evolves.

The PEP is designed to ensure that risks associated with key outcome areas are identified and that strategies are adopted to ensure a successful project delivery. Strategies will be developed for the following key areas:

•	Project schedule monitoring and control.

•	Capital cost monitoring and control.

•	Transfer of information from the Quest team to the ongoing feasibility study team.

•	Quality assurance and quality control.

•	Availability of construction resources given activity in Québec and Labrador.

•	Monitoring of the international market for rare earth elements.

•	Co-ordination with applicable government, Aboriginal and community stakeholders.

1.14.2	Project Development Schedule

Quest has set out the following milestones and dates for the development schedule for the Strange Lake Project. It can be seen that, within the overall project development schedule, the schedule for submission of documentation relating to the EIA and the receipt of approval of the EIA are critical to the start of construction in May, 2016.

Submission of EIA project description	:	February, 2014
Start feasibility study	:	March, 2014
Start detailed design and construction	:	March, 2015
Submission of EIA report	:	June, 2015
Approval of EIA	:	April, 2016
Delivery of construction permits	:	end-April, 2016
Start of construction	:	May, 2016
First ore shipment	:	July, 2018
Start of plant commissioning	:	October, 2018

1.14.3	Risk Register

A project risk register has been developed jointly by Quest, AECOM and Hatch to assess risks and develop management or mitigation measures at all stages of the project and in all project locations. It will be reviewed and updated from time to time as the project evolves.

A total of 56 individual risks were identified and each was assigned a risk matrix score. Out of these, seven risk categories were assigned critical scores in the risk matrix, having severity of consequences ranking of 4 or 5 and likelihood of occurrence of C (one time in five years) or D (one time in 15 years).

Among the seven critical risk factors, only one relates to strictly to technical issues (scale-up from mini-pilot and/or laboratory testwork to commercial production). The remainder generally relate to environmental and/or social issues. Risks to project development associated with exposure to radioactive elements are likely to have greater impact on project activities in southern Québec.

The risk register will be updated during the feasibility study stage which will allow preventive and mitigation measures to be identified in greater detail.

1.15	INTERPRETATION AND CONCLUSIONS

A prefeasibility study has been contributed to by the Principal Participants listed in Table 2.1, below, for the Strange Lake Project which is based on the mining of a REE-rich deposit at Strange Lake in northern Québec and processing at a facility at Bécancour in southern Québec. Processing will recover a concentrate containing HREE and yttrium, zirconium in ZBS, niobium pentoxide and a mixed LREE double sulphate concentrate.

Table 1.5 presents the key project parameters, based on 100% equity financing.

Table 1.5

Key Project Parameters

Parameter	Units	Quantity
Pre-tax economics
IRR	%	25.6
NPV10	$ million	2,891.1
Payback period	y	3.4
After-tax economics
IRR	%
NPV10	$ million	1,760.2
Payback period	y	3.5
Mining
Mineral reserves	Mt	43.199
Production rate	Mt/y ore	1.46
Mine life	y	30
Total revenue	$ million/y	1,047
Operating costs	$ million/y	445.2
Unit operating cost	$/t milled	300.6

1.16	RECOMMENDATIONS

The prefeasibility study shows that for the selected base case, the project has the potential to provide positive economic returns and is sufficiently robust to withstand adverse changes in the tested parameters over the expected range of accuracy of the study. It is Micon’s recommendation that project development continues towards the feasibility study level, which includes work necessary to optimize and define each area and the work required to prepare capital and operating cost estimates with an accuracy of +15%.

It is also recommended that the work required to advance the project approval process continues. This includes fieldwork and studies associated with the environmental impact assessment (EIA) for the various responsible jurisdictions, environmental authorizations, permits and licences, non-environmental permitting and community and stakeholder engagement.

1.16.1	Budget for Ongoing Work

As shown in Table 1.6, Quest has budgeted a total of $13.33 million for work on the Strange Lake Project to the end of 2014 by which time results of pilot plant studies will have been generated and substantial work on the EIA will have been completed. This will allow the company to determine details for the project feasibility study.

Table 1.6

Budget for Ongoing Work

Project optimization	3.89
Integrated pilot plant and demonstration plant	5.50
EIA	3.24
Project management team	0.70
Total	13.33

Micon has reviewed the proposed budget and recommends that the work is undertaken.

2.0     INTRODUCTION

2.1	SCOPE OF WORK AND TERMS OF REFERENCE

Micon International Limited (Micon) has been retained by Quest Rare Minerals Ltd. (Quest) to compile the Technical Report under Canadian National Instrument 43-101 (NI 43-101) which discloses the results of the prefeasibility study (PFS) contributed to by the Principal Participants listed in Table 2.1 on Quest’s Strange Lake Project.

The results of the PFS were summarized in a press release dated 23 October, 2013. The project is based on the mining of a rare earth element (REE)-rich deposit at Strange Lake in northern Québec and processing ore at a facility at Bécancour in southern Québec. Processing will recover a concentrate containing heavy rare earth elements (HREE) and yttrium, zirconium in zirconium basic sulphate (ZBS), niobium pentoxide (Nb2O5) and a mixed light rare earth element (LREE) double sulphate concentrate.

All of the mineral claims for the Strange Lake project are 100% owned by Quest.

2.1.1	Study Participants

The principal participants in the PFS and their areas of work are summarized in

Table 2.1

Principal Participants in the PFS

Company	Area of Work
AECOM	Regional setting
Government and community relations
Occupational health and safety
Environmental issues
Processing plant design
Logistical issues
Infrastructure
Project execution plan
Capital cost estimate
Operating cost estimate
Risk assessment and management
Future work plan
Hatch	Hydrometallurgical plant design and costing
AMEC Environment & Infrastructure	Open pit geotechnical design
Micon International Limited	Geology and mineral resource estimates
Mining and mineral reserve estimates
Market analysis
Economic analysis
SLR International Corporation	Residue storage facility design

A number of other technical consultants have been retained by Quest and their work is referenced in the relevant sections of this report.

2.1.2	Scope of the Prefeasibility Study

The Strange Lake mine and processing plant comprise the following principal components:

•	Strange Lake site in northern Québec which includes:

•	Conventional open pit mine based on the B Zone of the Strange Lake Alkali Complex and with capacity of 1.46 Mt/y ore.

•	Crushing facilities.

•	Road from Strange Lake to proposed port site at Edward’s Cove, Newfoundland, approximately 160 km long.

•	Port facilities at Edward’s Cove.

•	Processing plant site at Bécancour, southern Québec which includes:

•	Crushed ore receiving facilities and stockpile.

•	Milling and hydrometallurgical facilities.

•	Sulphuric acid plant.

•	Residue storage facility (RSF).

•	Administration facilities.

The locations of the principal project components are shown in Figure 2.1.

Figure 2.1

Strange Lake Project, Location of Mine Site, Port and Processing Facilities

Provided by AECOM, November, 2013.

Capital cost estimates for the PFS were completed to an intended level of accuracy of +20%, based on prices as of fourth quarter, 2012/first quarter, 2013, and exclude escalation. Operating cost estimates were completed to an intended level of accuracy of +20%, based on prices as of fourth quarter, 2013.

2.2	QUALIFIED PERSONS AND SITE VISITS

This report reflects the information contained in the PFS which was contributed to by the Principal Participants listed in Table 2.1. Micon has held discussions with the appropriate individuals among the Principal Participants and Quest and Micon in reviewing and taking responsibility for the material contained herein.

Notwithstanding anything to the contrary in this report, the Qualified Persons (QPs) who prepared this report take sole responsibility for all assumptions and conclusions provided by the Principal Participants to Quest pursuant to the PFS. Further, the Principal Participants listed in Table 2.1 do not make any representations whatsoever to any parties other than Quest with respect to the PFS and nothing in this report should be construed or interpreted by any party as containing any such representation by the Principal Participants.

The Qualified Persons (QPs) for this Technical Report are the following:

•	Richard Gowans, P. Eng.: metallurgical testwork and processing, processing capital, operating cost estimates and economic evaluation.

•	William Lewis, P. Geo.: geology, mineral resource estimate and all aspects of the resource database.

•	Sam Shoemaker, Jr., Reg.Mem.SME: mining and mineral reserve estimate, mine capital and operating cost estimates.

•	Ian Hutchison, Ph.D., P.E.: residue storage facility design and costing.

•	Jane Spooner, P. Geo.: market analysis.

•	Rimant (Ray) Zalnieriunas, B,Sc. (Hon), P. Geo.: sample preparation and QA/QC.

Site visits to the Strange Lake property have been carried out on the following dates:

•	William Lewis: March 26 and 29, 2012.

•

Ray Zalnieriunas: July 3 to 6, 2011, August 14 to 25, 2011 and March 27 to 28, 2012. Mr. Zalnieriunas also visited the commercial sample preparation laboratory at Goose Bay, Newfoundland, during the period December, 2011 to January, 2012.

Ian Hutchison visited the Bécancour site on March 22, 2013.

2.3	PREVIOUS TECHNICAL REPORTS

The Strange Lake B Zone mineral resources on which the PFS is based were most recently reported by Micon in the NI 43-101 Technical Report issued on December 14, 2012, entitled Technical Report for the Strange Lake B Zone Rare Earth Element (REE) Deposit, Québec, Canada, Updated Mineral Resource Estimate with an effective date of 31 August, 2012 (Micon, 2012).

A previous mineral resource estimate was prepared by Wardrop, a Tetra Tech Company (Wardrop) in the NI 43-101 Technical Report entitled Strange Lake B Zone Resource Model Update with an effective date of May 25, 2011, (Wardrop 2011). An earlier resource estimate was described in Wardrop Technical Report dated April 16, 2010, (Wardrop 2010a).

A preliminary economic assessment (PEA) was completed on the Strange Lake Project the results of which were disclosed in a Technical Report dated September 24, 2010, (Wardrop 2010b).

These reports can be accessed from SEDAR’s electronic database http://www.sedar.com.

2.4	USE OF REPORT

This report is intended to be used by Quest subject to the terms and conditions of its agreement with Micon. Subject to the authors’ consent, that agreement permits Quest to file this report as a Canadian National Instrument 43-101 (NI 43-101) Technical Report on SEDAR (www.sedar.com) pursuant to Canadian provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The requirements of electronic document filing on SEDAR necessitate the submission of this report as an unlocked, editable pdf (portable document format) file. Micon accepts no responsibility for any changes made to the file after it leaves its control.

The conclusions and recommendations in this report reflect the authors’ best judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

2.5	ACKNOWLEDGEMENT AND RELATIONSHIP WITH QUEST

Micon is pleased to acknowledge the helpful cooperation of Quest and the Principal Participants listed in Table 2.1, above. All of whom responded openly and helpfully to all questions, queries and requests for material.

Micon does not have, nor has it previously had, any material interest in Quest or related entities. The relationship with Quest is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

2.6	FORWARD-LOOKING INFORMATION

This Technical Report discloses the results of the prefeasibility study on the Strange Lake project and contains forward-looking information relating to metal recoveries, mine life and production rates, metal price assumptions, estimated capital and operating costs and cash flow projections. There is no assurance that the results will be realized.

2.7	UNITS AND ABBREVIATIONS

Cost estimates and other inputs to the cash flow model for the project have been prepared using constant money terms, i.e., without provision for escalation or inflation. All costs are presented in Canadian dollars ($, CAD), unless otherwise noted. Prices for rare earth products are given in United States dollars (US$).

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

All currency amounts are stated in Canadian dollars, or as specified, with commodity prices typically expressed in US dollars (US$). Unless otherwise noted, quantities are stated in Système International d’Unités (SI) units, the standard Canadian and international practice, including metric tonnes (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, and hectares (ha) for area. Wherever applicable, any Imperial units of measure encountered have been converted to metric units for reporting consistency.

The CAD:US$ exchange rate assumption used in the financial analysis was based on that of November, 2013.

References to TREO, unless otherwise stated, include Y2O3.

Table 2.2 provides a list of the abbreviations used in this report.

Table 2.2

List of Abbreviations

Name	Abbreviations
Acadia Mineral Ventures Ltd.	Acadia
Ammonia	NH4
Ammonium hydroxide	NH4OH
Ammonium nitrate fuel oil	ANFO
Armco Mineral Exploration Ltd.	AME
Beryllium	Be
Beryllium oxide	BeO
Becquerel per cubic metre (radon)	Bq/m [3]
BQ ‘thin-kerf’ (drill size)	BQTX
BQ ‘thin-wall’ (drill size)	BTW
Calcium	Ca
Calcium fluoride	CaF 2
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Canadian Environmental Assessment Agency	CEAA
Canadian National Instrument 43-101	NI 43-101
Canadian National Topographic System	NTS
Canadian Nuclear Safety Commission	CNSC
Centimetre(s)	cm
Cubic metre(s)	m3
Day(s)	d
Days per year	d/y
Dead weight tonnes	DWT
Decibel with A weighted filter	dBA
Degree(s)	°
Degrees Celsius	°C
Department of Fisheries and Oceans (federal)	DFO

Name	Abbreviations
Digital elevation model	DEM
Dollar(s), Canadian and US	$, Cdn$ and US$
Electromagnetic	EM
Engineering, procurement and construction management	EPCM
Environmental Impact Assessment	EIA
Environmental Management Plan	EMP
Europium	Eu
Exempt Mineral Lands	EML
Fluorine	F
Fluorite-hematite breccia zone	FHBX
Foot/feet	ft
Freewest Resources Canada Inc.	Freewest
Gallons (US) per minute	gpm
General and Administrative	G&A
Geological Survey of Canada	GSC
Global Positioning System	GPS
Gram(s)	g
Grams per cubic centimetre (density)	g/cm [3]
Grams per metric tonne	g/t
Greater than	>
Hafnium	Hf
Hafnia (hafnium oxide)	HfO 2
Hazen Research Inc.	Hazen
Heavy rare earth element(s)	HREE
Heavy rare earth oxide(s)	HREO
Hectare(s)	ha
High Field Strength Elements	HFSE
Hinterland Resources Ltd.	Hinterland
Hour(s)	h
Hydrochloric acid	HCl
Hydrofluoric acid	HF
Impact and Benefits Agreement	IBA
Indian and Northern Affairs Canada	INAC
Induced coupled plasma mass spectroscopy	ICP-MS
Induced polarization resistivity	IP-RES
Internal rate of return	IRR
Inverse distance cubed	ID3
Inverse distance squared	ID2
Iron Ore Mining Company of Canada	IOCC
James Bay and Northern Québec Agreement	JBNQA
Joint Review Panel	JRP
Kativik Environmental Quality Commission (Québec)	KEQC
Kilogram(s)	kg
Kilometre(s)	km
Kilometres per hour	km/h
Kilowatthours per tonne	kWh/t
Labrador Inuit Lands	LIL
Lanthanum	La
Lerchs-Grossmann	LG
Less than	<

Name	Abbreviations
Life-of-mine	LOM
Light rare earth element(s)	LREE
Light rare earth oxide(s)	LREO
Litre(s)	L
Litres per day	L/d
Metre(s)	m
Metres above sea level	masl
Metres per second	m/s
Micon International Limited	Micon
Microgram(s)	µg
Microgram per cubic metre	µg/m3
Micron(s)	µm
Million	M
Million cubic metres	Mm3
Million tonnes	Mt
Million ounces	Moz
Million years	Ma
Million metric tonnes per year	Mt/y
Milligram(s)	mg
Milligrams per litre	mg/L
Millilitre(s)	mL
Millimetre(s)	mm
Ministère du Developpement durable, de l’Environnement et des Parcs	MDDEP
Ministère des Ressources Naturelles, de l’Environnement et de la Faune	MNRF
Mitsui Mining & Smelting Co. Ltd.	Mitsui
Motor control centre	MCC
MPX Geophysics Ltd.	MPX
National Topographic System	NTS
Net present value	NPV
Net smelter return	NSR
Newfoundland and Labrador	NL
Newfoundland Department of Natural Resources, Mines and Energy	NLDNR
Niobium	Nb
Niobium pentoxide	Nb2O5
Non-governmental organization	NGO
Northeastern Québec Agreement	NEQA
North American Datum	NAD
Not available/applicable	n.a.
Process Research Ortech Inc.	Ortech
Ounce(s)	oz
Ounces per year	oz/y
Parts per billion	ppb
Parts per million	ppm
Percent(age)%
Peak ground acceleration	g
Potassium	K
Prefeasibility study	PFS
Pregnant leach solution	PLS
Preliminary economic assessment	PEA

Name	Abbreviations
Programmable logic controller	PLC
Proposed Airport 6	PA6
Quality Assurance/Quality Control	QA/QC
Québec	QC
Québec land surveyor	QLS
Québec Ministry of Natural Resources and Wildlife	MRNF
Quest Rare Minerals Ltd.	Quest
Rare earth element	REE
Rare earth oxide	REO
Rock Quality Designation	RQD
Run-of-mine	ROM
Second(s)	s
Sodium	Na
Solvent extraction	SX
Specific gravity	SG
Southeastern Churchill Province	SECP
Société du parc industriel et portuaire de Bécancour	SPIPB
Strange Lake Alkali Complex	SLAC
Sulphuric acid	H2SO4
System for Electronic Document Analysis and Retrieval	SEDAR
Système International d’Unités	SI
Thorium	Th
Three-dimensional	3D
Tonne(s) (metric, 1,000 pounds)	t
Tonnes per day	t/d
Tonnes per month	t/m
Tonnes per year	t/y
Total rare earth element	TREE
Total rare earth oxide, unless otherwise stated, include Y2O3	TREO
Universal Transverse Mercator	UTM
Uranium	U
United States	USA
United States dollar	US$
Very low frequency electromagnetic	VLF-EM
Wardrop, a Tetra Tech Company	Wardrop
WMC International Limited	WMC
X-ray fluorescence	XRF
Year(s)	y
Yttrium	Y
Yttrium oxide	Y2O3
Zirconium	Zr
Zirconia (zirconium oxide)	ZrO 2

3.0    RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by Quest relating to the prefeasibility study for the Strange Lake Project, and has drawn its own conclusions therefrom, augmented by its direct field examination.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon Quest for the provision of the prefeasibility study for the Strange Lake Project and the data contained therein.

Micon has not carried out any independent exploration work, drilled any holes or carried out any program of sampling and assaying on the property. Micon has relied on the previous sampling conducted by Wardrop discussed in its May, 2011 Technical Report and the 2011 Quest re-sampling of diamond drill hole BZ10040, as verification of the mineralization on the Strange Lake deposit as well as its own observations during the site visit.

Micon has not reviewed or independently verified any of the documents or agreements under which Quest holds title to the Strange Lake property and the underlying mineral concessions and Micon offers no legal opinion as to the validity of the mineral titles claimed. Micon has not reviewed or independently verified any of the documents or agreements under which Quest may hold title to property within the Bécancour Waterfront Industrial Park. A description of the properties, and ownership thereof, is provided in Section 4.0 for general information purposes only.

Micon has relied upon the expertise of Quest’s environmental consultants for the information provided in Section 20 of this report, dealing with Environmental Studies, Permitting and Social or Community Impact.

The descriptions of geology, mineralization and exploration used in this report are taken from reports prepared by various companies or their contracted consultants, as well as from various government and academic publications. The conclusions of this report rely in part on data available in published and unpublished reports supplied by the companies which have conducted exploration on the property, and information supplied by Quest. The information provided to Quest was supplied by reputable companies and Micon has no reason to doubt its validity.

Micon is pleased to acknowledge the helpful cooperation of Quest management and consulting field staff, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

Some of the figures and tables for this report were reproduced or derived from historical reports written on the property by various individuals and/or supplied to Micon by Quest. In the cases where photographs, figures or tables were supplied by other individuals or Quest they are referenced below the inserted item.

4.0    PROPERTY DESCRIPTION AND LOCATION

The Project is divided between two regional areas, these are:

1.	Northern Project Area, comprising:

•	The mine site at Strange Lake, Québec.

•	The port at Edward’s Cove, Newfoundland and Labrador.

•	The access road of about 170 km between the above sites.

2.	Southern Project Area, situated at Bécancour Industrial Park, Québec comprising:

•	The Bécancour process plant site.

•	The process plant residue storage facility.

4.1	NORTHERN PROJECT AREA

The following description has been extracted from the 2012 Micon Technical Report by Lewis et al., and updated where applicable

4.1.1	Location and Description

The Strange Lake property is situated on the provincial border between the Canadian provinces of Québec and Newfoundland and Labrador. The property is located on the southeast edge of Lac Brisson, approximately 235 km northeast of Schefferville, QC, approximately 150 km west of Nain, NL, 125 km west of the Voisey’s Bay nickel-copper-cobalt mine, owned and operated by Vale SA, and approximately 1,100 km northeast of Québec City, QC. Administration for the region is covered by the Administrative Region of Nord-du-Québec and the Kativik Regional Government.

The Strange Lake property is covered by Canadian National Topographic System (NTS) map sheets 24A08, 24A09, and 14D05. The latitude and longitude for the Project is approximately 56°21’ N and 64°12’ W.

Figure 4.1 shows the location of the Strange Lake Project.

Figure 4.1

Location of the Strange Lake Property

Provided by AECOM, November, 2013.

The Strange Lake Property is comprised of the 534 individual mineral claims covering a total area of approximately 23,230 ha, as summarized in Table 4.1 and illustrated in Figure 4.2. Quest has been letting claims on the peripheral edges of the property expire as they are not material to the integrity of the property.

The mineral claims in Québec cover the B Zone and a portion of the Main Zone rare earth element (REE) deposits. Quest has informed Micon that all of the claims are current and there are no outstanding issues.

Table 4.1

Summary of the Strange Lake Mineral Claims by Province

Province	Number of Claims	Area (ha)
Québec	504	22,479.84
Newfoundland and Labrador	30	750
Total	534	23,229.84

Figure 4.2

Strange Lake Property Mineral Claim Map

Provided by Quest, October, 2013.

The mineral claims in Newfoundland and Labrador cover an area immediately south of the Main Zone REE deposit, historically referred as the A Zone by the Iron Ore Mining Company of Canada (IOCC). Mineral tenure in Newfoundland and Labrador allows for contiguous claims to be made under a single licence number. There are also several mineral claims that overlap the Québec and Newfoundland and Labrador claims due to the disputed location of the provincial border. Included within the Newfoundland and Labrador total is a small group of 18 mineral claims that occurs along the coast of Labrador, south of the Voisey’s Bay mine, that were acquired in 2011. These mineral claims are listed here but they are not subject to this report and are mentioned only for completeness.

With regards to the mineral rights in Newfoundland and Labrador adjacent to the east of the Property, there are two blocks of claims designated Exempt Mineral Lands (EML) and Labrador Inuit Lands (LIL). The EML is currently off limits for exploration and mining and the LIL, may be explored with permitting and consultation with the Inuit of the Nunatsiavut Government.

4.1.2	Ownership and Permits

The mineral claims comprising the Strange Lake Project area around the B-Zone deposit are 100% owned by Quest. Quest has informed Micon that all of the mineral claims are free of NSR and other encumbrances except one claim CDC2123065 which has a 2% NSR and for the claims in the EML designation and those designated LIL. Claim CDC2123065 is located at approximately 1.2 km east of the B Zone deposit.

Quest has informed Micon that it has obtained all permits required to conduct exploration activities on the property.

Quest Rare Minerals Ltd, (formerly Quest Uranium Corporation), was incorporated under the Canada Business Corporations Act on June 6, 2007 as a wholly-owned subsidiary of Freewest Resources Canada Inc. (Freewest) with the intention of taking over the uranium exploration activities previously conducted by Freewest.

On December 7, 2007, Freewest transferred its 100%-owned uranium properties to Quest for 8,000,000 common shares of Quest for consideration of Cdn$2,400,000. The uranium properties included the George River property, five uranium properties in Ontario and one uranium property in New Brunswick. Freewest retained rights to certain precious metals and base metals with respect to certain properties transferred.

On December 11, 2007, Freewest distributed an aggregate amount of 6,256,979 common shares of Quest held by Freewest to its shareholders.

On May 8, 2009, Quest entered into a purchase and sale agreement with two prospectors, namely Messrs. Réal Gauthier and Terrence P. O’Connor, pursuant to which Quest acquired a 100% interest in a single block of mining claims in the Strange Lake area of northeastern Québec (the “Strange Lake Property”) by issuing an aggregate of 50,000 common shares of Quest to the two vendors. In addition, the vendors hold a 2.0% net smelter return (NSR) on the Strange Lake Property, which Quest can purchase in full for $1.5 million.

On June 15, 2010, Quest entered into an exploration and option agreement with Search Minerals Inc. (Search) and Alterra Resources Inc. (Alterra), a wholly-owned subsidiary of Search, pursuant to which Quest has an option to acquire up to a 65% undivided working interest in 30 mining claims located on the southeastern contact of the Strange Lake Alkalic Complex in western Labrador, in the Province of Newfoundland and Labrador. Pursuant to the exploration and option agreement, Quest may earn a 50% undivided working interest in the 30 mining claims by issuing an aggregate of 90,000 common shares of Quest to Alterra and by incurring mining exploration expenditures of $500,000 in the aggregate, both over a period of three years. If Quest does so, it will have an option to acquire an additional 15% undivided working interest in the 30 mining claims by making a payment of $75,000 before the fourth anniversary date of the exploration and option agreement, and by issuing an additional 150,000 common shares to Alterra and incurring mining exploration expenditures of $1,250,000 in the aggregate on or before the fifth anniversary date of the exploration and option agreement.

Pursuant to the exploration and option agreement, Quest entered into an assignment agreement with Search and Alterra pursuant to which Quest transferred and assigned to Search nine claims located in western Labrador in consideration for 10,000 common shares of Search. Immediately following the transfer by Quest to Search, Search transferred these nine claims to Alterra. These nine claims, together with 21 claims already owned by Alterra, comprise the 30 claims that are the subject of the exploration and option agreement. The 30 mining claims are subject to a 1.5% net smelter return royalty in favor of Alterra. Quest may, at any time, purchase two-thirds of the 1.5% net smelter return royalty for $1 million.

On November 7, 2012, Quest entered into an agreement with Search and Alterra under which Quest agreed to exchange the Operator fees receivable from Search of $67,141 against its obligation to issue 40,000 common shares of Quest to Alterra in order to earn its 50% undivided working interest.

As at July 31, 2013, Quest had issued a total of 40,000 common shares under the agreement, at a price of $1.887 per share (October 31, 2012 – 40,000 common shares at a price of $1.887 per share) and incurred $751,572 in exploration expenditures (October 31, 2012 – $751,572). As a result, Quest has acquired a 50% undivided working interest in the claims. The right of Quest under the original agreement to earn an additional 15% interest remains unchanged.

Quest is currently evaluating whether to exercise the option of earning a further 15% interest in the property or to convert the option agreement into a 50-50 joint venture with Search to undertake all future exploration on the property.

Micon is unaware of any outstanding environmental liabilities at the Strange Lake property, other than those normally associated conducting exploration programs in Canada. Micon is unable to comment on any remediation which may have been undertaken by previous companies.

Micon is unaware of any other significant factors or risks that may affect access, title or the right or ability of Quest to perform work on the Strange Lake property.

Other than those discussed in this report, Micon is not aware of any royalties, back-in rights, payments or other agreements and encumbrances which apply to the Strange Lake property.

4.2	SOUTHERN PROJECT AREA

4.2.1	Location and Description

The southern project area encompasses the proposed sites for processing and residue storage facilities (RSF) for the disposal of processing residue, located in the City of Bécancour, Québec. See Figure 4.3.

Figure 4.3

Bécancour General Location Map

Provided by AECOM, November, 2013.

The facilities will be located in the Bécancour Waterfront Industrial Park, on the south shore of the St. Lawrence River, approximately 12 km southeast of Trois-Rivières and approximately 140 km northeast of Montreal. The site is located at 46°22’N, 72°17’W. See Figure 4.4.

Figure 4.4

Location of Bécancour Waterfront Industrial Park

Provided by AECOM, November, 2013.

The Bécancour industrial park is managed by the provincially-owned Société du parc industriel et portuaire de Bécancour (SPIPB) and covers an area of 6,900 ha, of which around one-third is used by industrial or service companies. Existing operations are concentrated in the portion of the industrial park located north of Highway 30.

Within the industrial park, companies own the land they occupy. The SPIPB owns most of unoccupied lands within the industrial park, although a few properties are privately owned.

4.2.2	Ownership

The process plant and RSF will be owned and operated by Quest under the terms of specific written agreements to be developed with SPIPB for the nominal operating life of 30 years.

5.0    ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	NORTHERN QUÉBEC PROJECT AREA

The following Section has been extracted primarily from the December, 2012 Technical Report by Micon and updated where necessary.

5.1.1	Accessibility

The Strange Lake property is situated roughly 1,100 km northeast of Québec City, the provincial capital of Québec. It is only accessible by aircraft from Schefferville, Québec, and Nain or Goose Bay, Newfoundland. There are several regularly scheduled daily flights to Schefferville, Nain and Goose Bay from major cities in eastern Canada. Aircraft may also be chartered out of those northern communities.

Fixed-wing flights from Schefferville are typically 60 minutes and flights from Goose Bay are typically 90 minutes. Staging for the Strange Lake project is done from both Schefferville and Goose Bay. Flight time to Nain from Strange Lake is approximately 40 minutes.

5.1.2	Climate and Physiography

Northern Québec and Labrador are characterized by a cool subarctic climatic zone where summers are short and cool, and winters are long and cold with heavy snowfall.

The minimum and maximum mean annual temperatures are -10°C and 0°C, respectively. The average July minimum and maximum temperatures are 7°C and 17°C and the average January minimum and maximum temperatures are -29°C and -19°C (WorldClimate, Indian House Lake, Québec, www.worldclimate.com). Annual average precipitation is approximately 660 mm (WorldClimate, Border, Québec). The region receives up to approximately 350 cm of snow annually and the ground is snow-covered for six to eight months of the year. Exploration activities may be conducted during the summer and autumn months (June to November) and during the winter to early spring (January to April).

The property is situated in a glacially scoured terrain of rolling hills with low to medium relief where elevations vary from roughly 420 masl to 570 masl. The property is situated on west side of the major watershed that forms the border between Québec and Newfoundland.

The exposure and lack of vegetation in the area contributes to strong winds that generally have an easterly or westerly direction. Trees are confined to sheltered valleys or enclaves where mean temperatures may be higher.

Ericaceous shrubs and herbs, which are typical of tundra or heathland vegetation, consist mainly of willow, sedges, grasses, alders, sweet gale and juniper.

The property is dominantly covered by a layer of glacial till of variable thickness with abundant rock outcroppings. Glacial esker deposits are also common and range between 5 to 25 m thick. Vegetation throughout the property consists mainly of short tundra growth of shrubs and caribou moss, interspersed with low tamarack trees.

5.1.3	Seismic Activity

The Strange Lake mine site is located in a relatively quiet earthquake zone. There has been no recorded earthquake within a radius of 180 km around the project site, as recorded in the Seismic Hazard Earthquake Epicentre File (Halchuk, 2009).

5.1.4	Local Resources and Infrastructure

There are no local resources in or around the Strange Lake property. Some local labour may be hired out of Goose Bay, Nain or Schefferville, but most skilled and professional labour will need to be sourced from other regions within Canada.

The nearest mine to the property is the nickel-copper mine of Vale SA at Voisey’s Bay, roughly 125 km to the east, on the coast of Labrador.

The property and environs have no developed infrastructure. The nearest developed infrastructure is located in the community of Nain. Nain is a coastal community that also serves as the local supply and service centre for the nearby Voisey’s Bay mine. There is no road access to Nain and it is serviced by regular, year-round flights from Goose Bay and by coastal freighters during the summer months. Schefferville is also a small community that is serviced by regular daily flights and twice-weekly by rail from Sept-Îles on the Bay of St. Lawrence.

There is an 800-m gravel airstrip located on the property that provides access to the Strange Lake project.

The nearest seaport is in Nain, 125 km east of the property and the nearest railhead in Schefferville, 235 km southwest of the property, with access to the seaport at Sept-Îles.

There is no source of electricity on or near the property and power must be generated on site. The nearest sources of electricity are in Voisey’s Bay, Churchill Falls and Menehek Lake.

Water sources are abundant on and adjacent to the property.

5.2	SOUTHERN QUÉBEC PROJECT AREA

5.2.1	Accessibility

The proposed plant and RSF are located in the Bécancour Waterfront Industrial Park, on the south shore of the St. Lawrence River in the physiographic area known as the St. Lawrence Lowlands. The terrain is generally flat and rises gently from the river, from approximately 20 m to 40 m above sea level at the southern edge of the park. Several minor watercourses drain the area to the St. Lawrence, with wetlands concentrated near the river, as well as near the local height of land in the southern portions of the industrial park.

5.2.2	Seismic Activity

The Bécancour industrial park lies in an area of moderate seismic activity. Events below magnitude 5 on the Richter scale will not result in any damage or failure of any engineered industrial structures, systems and components even if they have not been explicitly designed to resist earthquakes. Recorded events along the St. Lawrence River valley between Québec City and the vicinity of Montreal have been in the range 5.0 to 5.9 on the Richter scale. (NRCan interactive website).

5.2.3	Climate and Physiography

The Bécancour region experiences a humid continental mid-latitude climate characterized by warm summers and cold winters with frequent periods of very cold temperatures and clear skies. Temperature variations are moderated somewhat by the presence of the St. Lawrence River, especially in the winter when the river is not frozen. Between 1971 and 2000, the average summer temperature was 16.8°C (May to August) with a recorded maximum of 35.6°C. The average winter temperature (November to February) was -7.8°C with a minimum recorded low of -39°C. The coldest month is typically January, and the warmest is typically July.

Normal precipitation (snow and rainfall) for Bécancour from 1971 to 2000 varied from a low of 63 mm in February (water equivalent of snowfall) to a high around 120 mm in August. The annual average precipitation was approximately 1,085 mm per year during this period. Dominant wind directions are from the southwest (25% of the time), from the north (19% of the time, and northeast (17% of the time).

Vegetation around the site consists of abandoned croplands dominated by young trees or shrubs, swamps and marshes, some cultivated fields and some tree plantations.

5.2.4	Local Resources and Infrastructure

The Bécancour Waterfront Industrial Park is located within the City of Bécancour (population 12,438 in 2011) and the Regional County Municipality (RCM) of Bécancour (population 20,081 in 2011 including the City of Bécancour) on the south shore of the Saint-

Lawrence River. The Aboriginal reserve of the Abenaquis community of Wôlinak (population 180 in 2011) is located in close proximity on the south side of the City of Bécancour. The City of Trois-Rivières (population 131,338 in 2011) is located some 12 km away on the north shore of the St. Lawrence River.

The industrial park has excellent, well-established, all-weather transportation links to provincial and national road and rail systems. Highway 30 runs through the northern part of the park serving the south shore of the St. Lawrence River. It connects with Highways 20 and 40 via Highway 55, and which provide links to Montreal and Québec City. Highway 261 runs from southeast to northwest across the industrial park, between Highways 30 and 20. The industrial park builds and maintains its own network of roads that meet the specific standards of heavy carriers. The park is served by the Canadian National Railway (CN).

Shipping facilities at the port of Bécancour are open year-round. Ships requiring up to 10.67 m water depth can be docked at five berths. In addition to storage, services including stevedoring, towage, customs, and a marine agency are available.

Electricity is provided from the Churchill Falls and James Bay hydroelectric facilities, as well as the network of power stations along the St. Maurice River, and a 550 MW cogeneration plant is located in the park. The park is also serviced by natural gas, industrial water, fire protection, potable water and sewer systems.

A preliminary analysis of the labour pool in Bécancour shows that the region has a sufficient number of well-trained workers to support the construction and operation of the plant and RSF. Over 75% of the population of the RCM have attained a high school certificate or higher education. There are also several local training institutions, although specific training may be required for development of the specialized skills associated with rare earth mineral processing.

Existing commercial occupants of the industrial park include Aluminerie de Bécancour Inc. (Alcoa Inc. and Rio Tinto PLC), Silicium Québec SEC, Olin Canada ULC and TRT-ETGO.

6.0    HISTORY

The following has been extracted primarily from the December, 2012 Technical Report by Micon and updated where necessary. The December, 2012 report mentions that the most of the following historical information was derived from Chamois and Cook (2007).

6.1	GEOLOGICAL SURVEYS

6.1.1	Geological Survey of Canada (1967 to 1993)

From 1967 to 1971, the Strange Lake and George River area was mapped at a scale of 1:250,000 by the Geological Survey of Canada (GSC). In 1979 to 1980, a regional lake sediment study was conducted, in partnership with the Newfoundland and Labrador Mineral Development Division. A regional lake sediment survey covering the Québec portion of the area was completed during 1982 and a regional lake sediment and water sampling was completed over the Labrador portion of the project area in the early 1990s.

Several areas within the George River region, northwest of the Property, were mapped in more detail throughout the 1970s and 1980s by the Québec Ministry of Energy and Resources, along with some regional stream sediment sampling.

6.1.2	Newfoundland and Labrador Department of Natural Resources (1980 to 2009)

Between 1980 and 2009, the Newfoundland and Labrador Department of Natural Resources (NLDNR) Geological Survey Division and Department of Mines and Energy conducted numerous studies in the Strange Lake area.

In 1980, in partnership with the GSC, the NLDNR released a detailed lake sediment, water and radiometric survey. This survey was the first time the strong dispersion pattern of the Strange Lake mineralization was published and it led directly to the discovery by IOCC of the Strange Lake Alkali Complex and associated Rare Earth Elements (REE) and High Field Strength Elements (HFSE) mineralization.

In 1984, as exploration continued at Strange Lake by IOCC, the NLDNR conducted an aggregate resource assessment that investigated a possible transportation route from Strange Lake to the east coast of Labrador.

In 1988, additional lake sediment and water geochemistry sampling was carried out with a focus on rare metal mineralization in granitoid terranes in the Churchill Province. All geochemical data for the Strange Lake area was re-analyzed in 2009.

Extensive geomorphological and surficial geology studies were conducted by NL government geologist Martin Batterson with D.M. Taylor in 1988, 1991, 2001, 2005, and 2009). Bedrock geology mapping was conducted by Ryan (2003) on NTS map sheets

14D/03, 04, 05 and 06 and 24A/08 and NLDNR geologists published research papers on the Strange Lake Alkali Complex.

6.2	MINING COMPANIES

6.2.1	Iron Ore Company of Canada, 1979 to 1984

From September, 1979 to March, 1981, IOCC completed several exploration programs on, and to the northeast of the Property. The exploration programs included:

•	Reconnaissance geological mapping.

•	A helicopter-borne radiometric survey.

•	A ground radiometric survey.

•	A limited amount of geochemical sampling including:

•	Eight soil samples.

•	Six lake and stream sediment samples and one rock sample.

•	A small track-etch survey on eight sites.

•	One 35.97-m diamond drill hole.

During this initial period of exploration, the Strange Lake Alkali Complex was discovered and subsequent drilling up to 1984, of a total of 373 diamond drill holes, culminated in the discovery of the Strange Lake REE and HFSE mineralization, which IOCC named the A Zone (renamed Main Zone by Quest).

From September, 1981 to September, 1982, IOCC completed geological, geophysical and geochemical work on the NL side of the Strange Lake discovery. The geological mapping was completed at 1:50,000 and 1:10,000 scales with traversing on 200-m spacing where gneisses were observed in a few scattered outcrops to the east and north of the alkali granite complex. Alkalic rock units (locally medium grained, fine grained and altered) were mainly observed; outcrop is sparse with less than 10% outcrop exposure in the vicinity of the Strange Lake Alkali Complex.

Various geophysical surveys were conducted in the Strange Lake area in an attempt to delineate differences in lithology, alteration and/or mineralization within the bedrock covered by extensive overburden. These included ground magnetometer, VLF-EM and IP-RES geophysical surveys. The magnetometer and VLF-EM surveys were useful at defining and updating the geological contacts between the gneisses and the alkali rocks as well as detecting gouge-rich, water-saturated fault zone breaks and fracture zones highlighted by offsets and truncations. The IP-RES surveys permitted to correlate with zones of greater porosity within the altered peralkaline granite. The geochemical surveys consisted of soil surface outcrop rock and water drill core analysis. Analytical data for ZrO2 and Y2O3 obtained from diamond drilling and bedrock mapping were used in the calculation of the age of the younger alkali granite in the central part of the Strange Lake area, and aided in the identification of the second most anomalous zone of mineralization in the Strange Lake area, named the B Zone by IOCC.

A total of 373 diamond drill holes were completed and surveyed with the drill locations reported in the UTM coordinate system. The elevations are reported in metres. The Glacial Boulder Survey was carried out to trace the boulders to their sources. The survey was done by systematically checking every alkali boulder in the area with a portable GIS-4 integrating gamma-ray spectrometer. Two boulder trains were recognized; the northern train consisting of fine grained pegmatitic and medium grained granitic; the southern train is mainly made of pegmatite granite. A total of 133 boulders were sampled and assayed for yttrium, zirconium and niobium oxides.

From July, 1979 to September, 1980, IOCC completed geological and geochemical surveys. The geological survey was carried out at the reconnaissance scale. Only gneisses were encountered. The geophysical survey was carried out by a helicopter-borne radiometric survey at 100-ft terrain clearance and followed by a ground radiometric and magnetometer surveys.

Between January, and December, 1983, IOCC completed geological, geophysical and geochemical surveys on the Québec portion of the Strange Lake property. The alkali granite was remapped at a scale of 1:10,000-scale in order to better incorporate the drill hole and outcrop data and to search for new outcrop areas.

The ground spectrometer geophysical survey was conducted in the western part of the property to help trace anomalous till associated with the radioactive mineralized boulders previously located. Lines were surveyed 50-m apart with survey stations every 25 m. Boulders were discovered up-ice to all known bedrock sources and precisely located.

The geochemical survey consisted of outcrop sampling. Rock samples were analysed systematically for minor elements and selectively for major elements. A frost soil survey was carried out over the anomalous areas detected by the spectrometer survey. Only beryllium and yttrium returned significant anomalies. Geochemical surveys consisted of soil sediment and water samples. Air photo interpretation was completed permitting terrain and structural features. East-west lineations, crags and tails were observed to be expressions of faults. Northeast and southwest lineations were also observed.

IOCC commissioned several metallurgical, conceptual and economic studies throughout the 1980s to determine the potential economic viability of the deposit.

In 1982, IOCC retained Witteck Development Inc. of Mississauga, Ontario, to conduct hydrometallurgical test work on Strange Lake concentrates for the extraction of zirconium, beryllium, and REEs. In 1983, IOCC contracted K.D. Hester & Associates of Oakville, Ontario, to review the hydrometallurgical test work and update reagent costs. In March 1983, IOCC retained the Warren Spring Laboratory, in Hertfordshire, England, to report on the beneficiation of Strange Lake mineralization and the liberation of Y2O3 , Nb2O5, ZrO2, BeO and REO.

In 1984, Hazen Research Inc. (Hazen) was retained to review the metallurgical test work and propose a preliminary process design and layout to treat 30,000 t/d of Strange Lake ore focusing on the extraction of yttrium, zirconium, beryllium and niobium.

Also in 1984, IOCC completed a preliminary feasibility study on Strange Lake based on an open pit scenario, 250,000 t/y operation with processing facilities located in Schefferville. The products of this study included zirconium, yttrium and niobium.

In January and February, 1985, IOCC completed a cost estimate study and economic evaluation study. The economic evaluation study considered two scenarios:

1.	Selling 200 t/y Y2O3 (99.99% grade).

2.	Selling 300 t/y Y2O3 (at two different grades).

Each scenario also included LREO and HREO based on market prices at that time.

In March, 1985, Arthur D. Little, Inc. (ADL) completed a marketing and economic viability study on the Strange Lake project on behalf of IOCC. ADL concluded that yttrium demand was unlikely to increase fast enough for start-up of operations in 1989 and recommended further economic studies.

6.2.2	Armco Mineral Exploration Ltd., 1980

Between June and July, 1980, Armco Mineral Exploration Ltd. (AME) conducted a helicopter-supported exploration program within an area covered by IOCC 1979 airborne survey to the south of the property. Limited geochemical sampling included 51 soil samples, two esker sand samples, and nine rock samples.

6.2.3	Acadia Mineral Ventures Ltd., 1990

In 1990, Kilborn Inc. was retained by Acadia Mineral Ventures Ltd. (Acadia) to conduct a preliminary economic analysis on the Strange Lake mineralization based on historic metallurgical test work.

6.2.4	Mitsui Mining & Smelting Co., Ltd., 1992 to 1995

From 1992 to 1995, Mitsui Mining & Smelting Co., Ltd. (Mitsui) conducted a metallurgical research project on the Strange Lake Main Zone REE deposit. Between 1992 and 1993, Mitsui carried out a geological survey and study and preliminary chemical and physical tests. From 1994 to 1995, mineral processing and chemical processing tests were conducted on the Strange Lake Main Zone minerals (then referred to as the ‘A Zone’). The testwork focused on recovery of yttrium, zirconium, niobium, cerium and fluorine. The report proposes future testwork on REE purification; however, it is unknown whether this work was conducted.

6.2.5	WMC International Limited, 2000 to 2001

During 2000 and 2001, WMC International Limited (WMC) completed a multi-faceted exploration program for copper and nickel over a very large area generally located northwest of the property. Work included regional geological mapping and sampling, a greater than 60,000 line-km aeromagnetic survey, a greater than 15,000 line-km airborne EM survey, regional heavy mineral concentrate stream sediment sampling, a limited amount of ground EM and diamond drilling consisting of seven holes totalling 2,225 m and borehole EM surveying. According to the reports at the time, the results from this exploration did not warrant additional work.

6.2.6	Freewest Resources Canada Inc., 2006 to 2007

In 2006, Freewest staked 23 non-contiguous claim blocks totalling 220,813 ha for the purpose of uranium exploration. From August to September, 2006, Freewest completed an exploration program that included a helicopter-borne magnetic, electromagnetic and spectrometer geophysical survey and a prospecting and mapping program over seven of the claim blocks. The results of these exploration programs found anomalous uranium (U3O8) values in Blocks 1, 2, and 8 and an anomalous copper-nickel in Block 3.

In late 2007, Freewest spun out its George River project claims to Quest. The Strange Lake property is encompassed by Freewest’s Block 1 exploration target and contiguous to Block 8.

Where available, detailed descriptions of the exploration conducted on the property are contained in provincial assessment reports or in Technical Reports filed on SEDAR by the various companies which worked on the Strange Lake property prior to its acquisition by Quest.

6.2.7	Quest Rare Minerals Ltd., 2007 to 2011

Since late 2007, when the George River Project claims were transferred to Quest, Quest has been conducting an extensive exploration program of mapping, surface sampling, geophysical and geochemical surveys and drilling to outline the extent of the mineralization located on its Strange Lake Property. To this end Quest has outlined a large near-surface REE deposit which has the potential to be both economic and a long term producer should it enter into development and production stages.

6.2.7.1	Geophysical Surveys, 2008 to 2011

During the 2008 exploration season, Quest conducted a campaign of helicopter-borne geophysical surveys that consisted of airborne radiometric and magnetic geophysical surveys.

During the 2009 exploration season, Quest conducted an airborne geophysical survey over two other exploration targets to the west and to the south of the Property. The B Zone deposit was not included in this survey.

No additional geophysical surveys were carried out in either 2010 or 2011.

6.2.7.2	Exploration, 2008 to 2011

During the 2009, 2010 and 2011 exploration seasons, Quest collected a total of 1,170 samples from the Property. The samples were collected during prospecting, bedrock mapping and channel sampling.

6.2.7.3	Geological Mapping, 2009 to 2011

Geological mapping conducted during the 2009, 2010 and 2011 exploration programs was focused within the extents of the SLAC. The purpose of mapping was to increase the accuracy of historical geology maps of the SLAC and to provide context for channel samples in an area of complex structure and geology south of the B Zone termed the “fluorite-hematite breccia zone” (FLBX). Mapping samples were generally restricted to outcrop.

6.2.7.4	Drilling, 2009 to 2011

Quest completed a drill program on the Property between July and September, 2009. The drill program consisted of 3,930.5 m of drilling including 19 drill holes completed on the B Zone totalling 2,180.7 m of drilling and 30 drill holes conducted on the Main Zone. All 19 drill holes in the B Zone encountered pegmatite-hosted REE mineralization with thicknesses ranging up to 36 m and averaging 13 m.

From July to October 2010, Quest completed approximately 14,270 m of drilling over the B Zone as well as the deepening of some the 2009 drill holes. The objectives of the 2010 drill program were to infill and continue to define the known deposit and resource. All 78 drill holes from the 2010 drill program encountered pegmatite-hosted REE mineralization with true thicknesses ranging up to 53 m and averaging 15 m.

Quest conducted winter and summer drilling at Strange Lake during 2011 on a variety of areas within the intrusion. A total of 25,425.3 m of drilling was completed over 224 holes. During the winter of 2011, 22 holes, including one designed specifically for metallurgy, were drilled at the B Zone for a total of 3,005.6 m. Drilling at the B Zone successfully intersected pegmatite-hosted REE mineralization in all 22 holes. The summer drilling program at the B Zone was focused on definition drilling, infilling areas between the 2009 and 2010 holes, and also following unconstrained mineralization in the southwest, east and north of the deposit. Drilling totalled 167 holes, including 29 for metallurgical purposes, for 20,772.15 m.

6.2.8	Quest Rare Minerals Ltd., 2012 to 2013

The exploration and drilling programs conducted by Quest in 2012 and 2013 are discussed in Sections 9 and 10 of this report. These sections were extracted from Sections 9 and 10 of the December 14, 2012 Technical Report by Micon.

The 2012 drilling program did not add any further information to the data set for the B-Zone mineral resource estimate and there was no drilling conducted on the Strange Lake Project in 2013. Therefore, the 2012 mineral resource estimate remains valid and can be used as the basis for the PFS.

6.3	PREVIOUS MINERAL RESOURCE ESTIMATES

Wardrop conducted mineral resource estimates for Quest in 2010 and 2011. The results of the mineral resource estimate conducted by Wardrop are contained in Technical Reports entitled “Strange Lake Project B Zone Deposit, Québec. National Instrument 43-101 Resource Estimate” dated April, 2010 (Wardrop, 2010a) and “Strange Lake B Zone Resource Model Update” with an effective date of May 25, 2011 (Wardrop, 2011). These reports have been filed on SEDAR by Quest.

Quest engaged Wardrop to conduct a Preliminary Economic Assessment (PEA) on the Strange Lake Properties B Zone. The Technical Report for the PEA is dated September 24, 2010 (Wardrop, 2010b). Quest has conducted further work since the PEA was conducted and is currently in the process of completing a Preliminary Feasibility Study, therefore the discussions related to the PEA have been added to this report for the purposes of complete disclosure only.

The most recent and still current mineral resource estimate for Quest was conducted by Micon. The current mineral resource estimate has an effective date of August 31, 2012, and was disclosed in a Technical Report dated December 14, 2012.

The August, 2012 resource estimate is discussed in Section 14 of this report which has been fully extracted from the December, 2012 Technical Report.

6.4	MINING PRODUCTION OR EXTRACTION

There has been no mining or processing of any of the mineralization located on the Strange Lake property other than a bulk samples extracted from the deposit using BQTK-size drill holes.

7.0    GEOLOGICAL SETTING AND MINERALIZATION

The following Section has been extracted from the December, 2012 Technical Report by Micon and updated where necessary.

7.1	REGIONAL GEOLOGY

The Strange Lake project lies within the Paleoproterozoic Rae or Southeastern Churchill Province (SECP) located in the northeastern Canadian Shield of Québec and Labrador. The SECP is thought to have formed as a result of oblique collisions involving the Superior and Nain cratons with a third intervening Archean block. Mapping has defined a number of distinctive, north-south trending lithotectonic domains within the SECP east of the Labrador Trough. From west to east these domains include: the Labrador Trough, the Laporte, the Lac Tudor Shear Zone, the De Pas, the George River Shear Zone, the Mistinibi-Raude and the Mistastin.

The majority of the property is located in the Mistastin domain in the east and the Mistinibi-Raude domain to the west. Figure 7.1 is a regional geology map of the area surrounding the B Zone and Main Zone on the Strange Lake Property

The following is taken from Chamois and Cook (2007).

“The Labrador Trough underlies the westernmost portion of the area and has been described in detail by Dimroth et al. (1970). The Labrador Trough is interpreted to be a passive margin wedge located along, and overlying, the eastern edge of the Superior craton. It consists of a western, dominantly sedimentary succession with some alkali basalts and an eastern, generally younger, dominantly mafic to ultramafic igneous succession comprised of tholeiitic basalts, gabbros, spilites and ultramafics.”

The descriptions of the following domains are modified from Van der Leeden et al. (1999).

“The Laporte domain consists of immature metasedimentary rocks including pelitic and semipelitic schists, gneisses, meta-arkoses and mafic metavolcanics and metagabbros, along with minor quartzite, metaconglomerate, marble metamorphosed ultramafics. Lenses of migmatized ortho- and paragneisses of granodioritic composition occur regionally within the assemblage.”

The Lake Tudor Shear Zone is a regional feature of up to 20 km wide, which can be traced for over 150 km. It affects rocks of the Laporte domain to the west and of the De Pas domain to the east. Deformation within the zone is complex. Evidence exists for regional dextral shearing as well as contraction, bringing rocks in the east over rocks to the west.

Figure 7.1

Regional Geological Map of the Area Surrounding the B and Main Zones on the Strange Lake Property

Provided by Quest, November, 2013.

A small peralkaline intrusion called the Strange Lake Alkalic Complex (SLAC) intrudes the northeastern margin of the Elsonian aged Napeu Kainiut pluton and heterolithic gneiss, possibly of Aphebian age (Salvi and Williams-Jones, 1990). This peralkaline granite commonly has been the focus of numerous academic and industry research and exploration studies (e.g. Miller, 1986; Salvi & Williams-Jones, 1990; Salvi and Williams-Jones, 1996; Salvi and Williams-Jones, 2006). The SLAC comprises several distinct magmatic units that vary in modal abundance of rock forming minerals and the relative concentrations of REE and HFSE.

Historically, IOCC geologists differentiated granitic units within the complex by texture, absence or presence of dark grey fine-grained inclusions and abundance of so-called “exotic” minerals (Miller, 1986), typically REE or HFSE bearing minerals. Accordingly, they describe three general phases: an early “exotic-poor” (i.e. REE and HFSE poor) granite, “exotic-rich” granite and pegmatitic peralkaline granite (e.g. Miller, 1986).

Subsequent examination by academic researchers differentiated these granitic phases by petrographic phase relationships: the exotic-poor granite was termed hypersolvus granite (one-feldspar system) and the exotic-rich granite was termed subsolvus (two-feldspar system). The highest concentrations of REE and HFSE are in the subsolvus granite and pegmatite-aplite phases. Recent research indicates that widespread high temperature (≥350°C) orthomagmatic sodium (Na)-rich fluids initially altered the subsolvus granites, which was followed by low temperature (≤200°C) externally derived calcium (Ca)-rich alteration fluids.

7.2	MINERALIZATION

Mineralization of interest at Strange Lake occurs within peralkaline granite-hosted pegmatites and aplites and, to a lesser degree, within the host granites, particularly in intra-pegmatitic granites.

Pegmatites and minor aplite (fine-grained pegmatite) comprise gangue with feldspar (potassic>sodic), glassy to white quartz, arfvedsonite, gittinsite, fluorite and various minor accessory minerals including titanite, allanite, pyrochlore and gadolinite, which are readily identifiable in core. Gittinsite and amphibole appear to have generally formed contemporaneously and both exhibit euhedral to subhedral morphologies. Feldspar exhibits a variable paragenetic relationship relative to arfvedsonite and gittinsite, but is commonly somewhat later in complex pegmatites and earlier in simpler, late pegmatites. Quartz is late and interstitial and fluorite, which is commonly dark purple to black, is commonly later than quartz. Arfvedsonite is typically strongly replaced by either coarse bottle green aegirine or red-brown earthy hematite and may be strongly leached to form vugs that are sometimes quartz-hematite lined. Gittinsite is typically altered to a mottled orange-pink to beige colour and spotted with very fine grey-green LREE-bearing allanite, giving a spotted salt and pepper texture. Feldspar is often altered as concentric oscillating zones or mixed hematite and fluorite, giving a mottled, often fractured appearance.

Subsolvus granite, which typically contains very fine-grained dark grey to black rounded inclusions of hypersolvus granite is the most voluminous unit in the Strange Lake Alkali Complex (SLAC) and is the principal host to REE-bearing pegmatites. Minor white-grey mm-scale reaction rims locally wrap around these inclusions. It is typically fine- to medium-grained (i.e., less than 1 cm) comprising variably altered feldspar (sodic>potassic?), intergranular white-grey quartz, subhedral variably altered arfvedsonite, interstitial/poikilitic gittinsite and euhedral ghosts of narsarsukite; wispy pale purple or interstitial dark purple fluorite is ubiquitous. Extensive albitization of the granite creates an overall granular to sugary appearance in the groundmass while arfvedsonite, which commonly exhibits a bimodal grain size of fine mm-scale anhedral grains and relatively coarser-grained euhedral crystals, is variably altered or may be fresh. Similar to arfvedsonite in pegmatites, arfvedsonite is commonly altered either by aegirine, particularly proximal to pegmatites, or earthy brown-red hematite; large portions of the B Zone exhibit fresh arfvedsonite in a variably altered matrix. Narsarsukite, which is grey when unaltered, is often tan-beige, indicating replacement by titanite. Gittinsite is variable in colour, but is commonly partially replaced by dark grey-green LREE-bearing allanite; replacement may take the form of salt and pepper spotting as in pegmatites or as amorphous patches. Alteration typically developed in the host subsolvus granite is not typically developed in the inclusions.

Table 7.1 below illustrates the elements and common oxides that occur in the B Zone deposit and Table 7.2 contains a list of pegmatite minerals. Unless otherwise stated, references to TREO include Y2O3 .

Table 7.1

List of Elements and Oxides Associated with Rare Earth Metal Mineralization

Element	Element Acronym	Common Oxides
Associated Elements and Oxides
Zirconium	Zr	ZrO2
Niobium	Nb	Nb2O5
Hafnium	Hf	HfO2
Beryllium	Be	BeO
Uranium	U	U3O8
Thorium	Th	ThO2
Yttrium	Y	Y2O3
Light Rare Earth Elements and Oxides
Lanthanum	La	La2O3
Cerium	Ce	CeO2
Praseodymium	Pr	Pr6O11
Neodymium	Nd	Nd2O3
Samarium	Sm	Sm2O3
Heavy Rare Earth Elements and Oxides
Europium	Eu	Eu2O3	TREO
Gadolinium	Gd	Gd2O3
Terbium	Tb	Tb4O7
Dysprosium	Dy	Dy2O3
Holmium	Ho	Ho2O3
Erbium	Er	Er2O3
Thulium	Tm	Tm2O3
Ytterbium	Yb	Yb2O3
Lutetium	Lu	Lu2O3

Provided by Quest.

Table 7.2

List of Minerals and Formulae Found in the B Zone

Mineral Name	Mineral Formula
Quartz	SiO2
K-Feldspar	KAlSi3O8
Aegirine	NaFe+³Si2O6
Zircon	ZrSiO4
Gittinsite	CaZrSi2O7
Titanite	CaTiSiO5
Feldspar (Albite)	NaAlSi3O8
Fe-oxide/hydroxide	FeOOH
Fluorite	CaF2
REE-Epidote (allanite)	(Ce,Ca,Y)2(Al,Fe+³)3(SiO4)3 (OH)
Pyrochlore	(Na,Ca)2Nb2O6 (OH,F)
Arfvedsonite	NaNa2(Fe+4Fe+³)Si8O22 (OH)2
Milarite	K2Ca4Al2 Be4Si24O60•(H2O)
Gerenite/Gadolinite/Kainosite	(Ca,Na)2(Y,REE) 3Si6O18 •2(H2O)/ Y2Fe+²Be2Si2 O10 / Ca2(Y,Ce)2Si4 O12(CO3)•(H 2O)
Chlorite	(Mg,Fe+²)5Al(Si3Al)O10(OH)8
Thorite	ThSiO4
Calcite	CaCO3
Apatite	Ca5(PO4)3 (OH,F,Cl)
Monazite	(La,Ce,Nd)PO4

Provided by Quest.

8.0    DEPOSIT TYPES

The following has been extracted from the December, 2012 Technical Report by Micon and updated where necessary.

The Strange Lake deposit is part of a post-tectonic, peralkaline granite complex which has intruded along the contact between older gneisses and monzonites of the Churchill Province of the Canadian Shield.

The granite complex is sub-circular and comprises a series of compositionally and petrographically distinct granites, which can be differentiated based on petrography (one feldspar versus two) and relative concentrations of the REE and HFSE, which generally exhibit unique ranges that are characteristic of each granite. These granites (see Figure 7.1, above) are in sharp contact with the surrounding country rocks and the apparent contact between the granite complex and country rocks is outward dipping at 20º to 30º. A structural zone comprising stockwork fluorite-hematite veining and hematite-fluorite breccia occurs discontinuously along the contact between the SLAC and country rocks. The least fractionated granite is a fine-grained, massive hypersolvus granite and it exhibits the lowest concentrations of REE and HFSE in the complex; it occurs in the geometric centre of the complex. This granite is surrounded by a medium-grained, massive subsolvus granite that exhibits a distinct enrichment in REE and HFSE. Within the subsolvus granite, pegmatite and aplite sheets and dikes occur, and these are the main host to REE and HFSE mineralization and represent the latest, most fractionated phase of magmatism in the complex.

8.1	GENETIC MODEL

Within the SLAC, there is a progressive enrichment in REE and HFSE, from a relatively low abundance in the hypersolvus granites, to a relative enrichment in the subsolvus granites. During the crystallization sequence, high-temperature, Na-rich fluids altered portions of the subsolvus granite, resulting in a relative depletion in Zr, Y, and REE relative to subsolvus granites that were not enriched in Na. It has been postulated that during the evolution of the subsolvus granites in the SLAC, the above elements were mobilized by Ca-free, fluorine (F)-rich fluids, forming REE-fluorine complexes. Subsequently, externally-derived Ca-rich low-temperature fluids began mixing with F-rich fluids that were concentrated in the carapace of the intrusion; the calcium caused a destabilization of the fluorine complexes and resulted in the precipitation of low temperature REE and HFSE bearing phases and fluorite. Thus, formation of the SLAC (or other peralkaline-hosted REE deposits) requires multiple phases of alteration including the evolution of a fluorine-rich fluid to concentrate and mobilize REE and HFSE and the subsequent introduction of destabilizing Ca-rich fluids resulting in REE precipitation in order to form potentially economically exploitable mineralization.

The SLAC is comparable to other REE deposits such as the Khaldzan-Buregte REE-Nb-Zr deposit in Western Mongolia. This deposit has similar mineralogy both in the granite hosts and ore mineralogy consisting of Na-K feldspar, quartz, albite, arfvedsonite, aegirine, fluorite in the host granite and ores made up of elpidite, gittinsite and zircon, as well as pyrochlore and rare metal fluorcarbonate minerals, monazite and polylithionite. The Khaldzan-Buregte REE deposit is thought to have formed at least in part due to metasomatism of the REE-rich peralkaline granite after its emplacement. The surrounding and REE-poor peralkaline granites and mafic rocks did not concrete REE, similar to the SLAC where the mineralization is predominantly in the more evolved, REE-rich, subsolvus granite, aplite and pegmatites and not in the REE-poor, hypersolvus or surrounding quartz monzonite and gneisses. Although the SLAC is similar in (bulk) composition and overall formational processes to the Khaldzan-Buregte REE deposit it differs in that it is not associated with mafic igneous rocks and does not have many discrete magmatic pulses whereas the Khaldzan-Buregte REE deposit has several documented pulses.

Zr-Nb-REE mineralization in the peralkaline granites from the Amis Complex in Namibia also exhibit similar REE and HFSE enriched magmas and mineralogy to the SLAC but on a much smaller scale. This Zr-Nb-REE mineralization is thought to be magmatic in origin with post magmatic alteration demonstrated by replacement reactions and interstitial and vein-filling REE+Y rich fluorocarbonates.

The underlying similarities between these deposits and the SLAC is that they are peralkaline, A-type granites with magmas that were originally enriched in REE and HFSE prior to the metasomatism, which allowed for mobilization of the immobile elements though halogen-rich fluids resulting in further concentration and subsequent precipitation of secondary of REE rich minerals.

Micon notes that the exploration programs at the Strange Lake project have been planned and executed on the basis of the deposit model discussed above.

9.0    EXPLORATION

The following has been extracted from the December, 2012 Technical Report by Micon and updated where necessary.

9.1	GEOPHYSICAL SURVEYS, 2008 TO 2012

During the 2008 exploration season, Quest conducted a campaign of helicopter-borne geophysical surveys that consisted of airborne radiometric and magnetic geophysical surveys. MPX Geophysics Ltd. (MPX) was contracted by Quest to conduct the surveys over the Property. A total of 614.7 line km of north-south lines were flown, on 400-m flight line spacing over the Strange Lake Property at a nominal height of 40 m. An additional 71.0 line km of east-west lines were flown as tie-lines for a total of 685.7 line km.

The instrumentation included a differential real time Global Positioning System (GPS), and a Pico-Envirotec GRS-10 multi-channel gamma-ray spectrometer system, and a high sensitivity magnetometer installed on a single sensor fixed boom, seven feet in front of the helicopter rotor blade. The helicopter used was an AS350BA.

During the 2009 exploration season, Quest also conducted an airborne geophysical survey over two other exploration targets to the west and to the south of the Property. The B Zone deposit was not included in this survey.

No additional geophysical surveys were carried out in either 2010 or 2011.

In March and April of 2012 the Geological Survey of Canada conducted a high resolution airborne gravity and magnetics survey over the Strange Lake property as part of the TGI-4 initiative. The results of this survey are publically available.

Quest with the assistance of Abitibi Geophysics Inc. of Val d’Or, Quebec conducted a geophysical investigation of the B Zone to define geophysical signatures of the deposit that can be applied to the identification of new REE deposits both at Strange Lake and elsewhere. The survey comprised a ground dipole-dipole IP-resistivity survey and a walking magnetics survey on behalf of Quest. The IP-resistivity survey was conducted at 100 m spacing and covered approximately 62 line-km and the magnetics survey covered approximately 57 line-km. The results indicate that IP resistivity is capable of broadly distinguishing REE mineralization compared to unmineralized granite, but there are conflicting results between the geometry of the intrinsic and interpreted geology and that of the geophysical models.

9.2	EXPLORATION, 2009 TO 2011

During the 2009, 2010 and 2011 exploration seasons, Quest collected a total of 1,170 samples from the property, comprising 326 in 2009, 388 in 2010 and 456 in 2011. Samples were collected during prospecting, bedrock mapping and channel sampling. Geological mapping was conducted to further delineate historical geological maps, while channel sampling was done as follow-up on anomalous bedrock areas proximal to the B Zone. Figure 9.1 shows the exploration target areas on the property. Table 9.1 is a summary of the samples collected during 2009, 2010 and 2011 exploration and Figure 9.2 illustrates the locations of all 2009, 2010 and 2011 surface samples collected from the property. Many samples outside the current property boundary reflect recent reductions in the property limits and these samples were formerly within the property.

9.3	GEOLOGICAL MAPPING, 2009 TO 2011

Geological mapping conducted during the 2009, 2010 and 2011 exploration programs was focused within the extents of the SLAC. The purpose of mapping was to increase the accuracy of historical geology maps of the SLAC and to provide context for channel samples in an area of complex structure and geology south of the B Zone termed the fluorite-hematite breccia zone (FLBX). Mapping samples were generally restricted to outcrop.

Figure 9.1

Exploration Target Location Map

Provided by Quest, December, 2012.

Table 9.1

Summary of 2009 to 2011 Surface Sampling

Year	Mapping/Prospecting		Channel Sampling	Total
	Outcrop	Float	Outcrop
2009	89	224	13	326
2010	142	158	77	377
2011	265	149	42	456
2012	83	1	-	84
Total	579	532	132	1,243

Provided by Quest.

Figure 9.2

Exploration Surface Sample Location Map

412500
420000
427500
435000
442500
6262500
6255000
6247500
6240000
QUEST RARE MINERALS LTD.
Quebec
Labrador
Nain
Schefferville
Churchill Falls
Happy Valley-Goose Bay
Area of Detail
Year
2009
2010
2011
2012
Provincial boundary
Strange Lake claims outline
MAIN ZONE
B ZONE
0
2.5
5
km
NAD83/ZONE20N
Scale: 1:200,000
Quest Rare Minerals
Strange Lake Project
2009-2012 Surface Sample Locations

Provided by Quest, December, 2012.

9.4	GEOLOGICAL MAPPING 2012

In 2012 Quest conducted a property-wide bedrock mapping program to rule out any undiscovered REE or other types of mineralization on the Strange Lake property. A total of 84 samples were collected during this program. The results do not affect the resource calculations conducted in 2011.

9.4.1	Strange Lake B-Zone Prefeasibility Study Work

A 1,000-m drilling program was planned by AMEC of Mississauga, Ontario to drill geomechanical and geotechnical monitoring holes for the PFS. These holes were drilled within the proposed pit shell and along its northern edge. In addition, a 150 m decommissioning drilling program was planned, south of the B Zone deposit, to assist with the location of the potential mine’s infrastructure.

Prefeasibility field work on the B-Zone project commenced in July, 2012 with completion later in 2012. AECOM conducted environmental and off-site infrastructure surveys. All field work in the northern project area was completed in 2012.

9.5	MICON COMMENTS

Exploration surface sampling is generally restricted to the outcrops mapped on surface. In general the surface sampling is just used to identify the mineralization, if any, contained in the rocks exposed in the outcrop. While some samples may contain significant mineralization they are generally used to potentially identify the extensions of previously identified zones or in some cases new zones. In all cases, the surface sampling was not used in the resource estimation process. It is for these reasons that any significant assays for the surface sampling were not tabulated or identified since they are only an exploration tool.

In general terms, the surface samples are representative of the mineralized material that is identified on the Strange Lake property. The grade of the individual samples appropriately reflects the variability of the mineralization contained in the deposit and within the various rock types at the Strange Lake project.

10.0    DRILLING

The following has been extracted from the December, 2012 Technical Report by Micon and updated to include the drilling undertaken on the Property in 2012. There was no drilling conducted on the Strange Lake Project in 2013.

10.1	DRILLING, 2009

10.1.1	2009 Drilling Program

Quest completed a drill program on the Strange Lake property between July and September, 2009. The drill program consisted of 3,930.5 m from 49 BQ ‘thin-kerf’ (BQTK) size drill holes over the B Zone and Main Zone deposits. A total of 19 drill holes were completed on the B Zone totalling 2,180.7 m of drilling and their locations are shown in Figure 10.1 and listed in Table 10.2. The remaining 30 drill holes were conducted on the Main Zone and are not the subject of this report. An additional five drill holes, totalling 340.0 m, were conducted for bulk sampling purposes.

Quest contracted Boreal Drilling, based in Val d’Or, Québec, to carry out the drilling for the 2009 drill program. The drilling was conducted using two Versadrill 0.8 drills. The drill program was supported by helicopters from Canadian Helicopters, based out of Sept-Îles, Québec, using a Bell206L and a Eurocopter B2 (A-Star). Boreal Drilling is an independent drilling contractor which works on a fee for service basis.

The drill program over the B Zone was conducted to confirm historic drilling by IOCC and to test a significant airborne radiometric anomaly, approximately 2,000 m by 500 m, that surface sampling confirmed was related to REE-mineralized boulders and outcrop.

All 19 drill holes in the B Zone encountered pegmatite-hosted REE mineralization with the mineralization thickness ranging up to 36.17 m and averaging 13.45 m. The core length of the mineralization is approximately the true thickness as the drill holes are, with the exception of BZ09015, all sub-vertically dipping and the lithological and mineralized units appear to dip gently (5° to 10°) to the northwest.

The drill core was logged on site and entered directly into Gemcom Gemslogger™ and all drill core was photographed prior to sampling. The drill core was sampled on intervals ranging from 0.2 m to 2.0 m, split in two halves with one half collected for analysis and the second half replaced in the core box for record keeping. The drill core boxes from the 2009 drill program are stored at Quest’s Mistinibi Camp, located 45 km south of the B Zone deposit.

Figure 10.1

B Zone 2009 Drill Hole Location Map

Provided by Quest, December, 2012.

Table 10.1

Summary of 2009 B Zone Drilling

Drill Hole	UTM[1] Easting	UTM[1] Northing	Elevation (masl)	Bearing (o)	Dip (o)	Length (m)
BZ09001[2]	428016.069	6243135.246	449.004	0	-90	101.0
BZ09002	428123.161	6243049.776	455.807	0	-90	75.0
BZ09003	427946.934	6242952.709	460.367	0	-90	75.5
BZ09004[2]	428003.607	6242842.408	474.385	0	-90	101.0
BZ09005	428031.147	6242779.245	486.724	0	-90	125.0
BZ09006	428215.196	6242879.106	482.379	0	-90	112.5
BZ09007	428322.788	6242704.763	518.328	0	-90	152.0
BZ09008[2]	427873.632	6242674.166	488.948	0	-90	93.5
BZ09009[2]	427863.717	6242576.185	500.547	0	-90	136.0
BZ09010	427771.970	6242852.044	461.225	0	-90	101.0
BZ09011	427701.191	6242637.601	478.877	0	-90	112.7
BZ09012	427599.707	6242746.605	463.167	0	-90	102.5

Drill Hole	UTM[1] Easting	UTM[1] Northing	Elevation (masl)	Bearing (o)	Dip (o)	Length (m)
BZ09013	427805.865	6242390.381	521.959	0	-90	144.5
BZ09014	427573.176	6242491.753	492.824	0	-90	150.5
BZ09015[2]	427851.484	6243130.114	446.379	147	-60	111.0
BZ09016[2]	427832.723	6242764.085	472.420	0	-90	104.0
BZ09017	428311.257	6243109.844	458.376	0	-90	110.0
BZ09018	428399.866	6242981.378	476.914	0	-90	120.0
BZ09019	428211.257	6243067.634	459.027	0	-90	101.0

[1]	UTM coordinates are based on the NAD83 datum, Zone 20.
[2]	Drill hole deepened in 2010.

Provided by Quest.

All 2009 drill hole collars, at the Strange Lake Project, were surveyed by Groupe Cadoret, based in Baie-Comeau, Québec. All collars were surveyed with an R6 and R8 Trimble real time differential GPS and were surveyed to an accuracy of 0.001 m. Groupe Cadoret is an independent surveying contractor which works on a fee basis.

All down-hole surveys were conducted on all drill holes using a Reflex EZ-AQ, a magnetic surveying instrument. The Reflex instrument was calibrated at the factory before being used in the field

10.1.2	Bulk Sample Drilling, 2009

In addition to the diamond drill program, a bulk sample was collected from an additional five-hole drill program for the purpose of metallurgical test work.

Bulk sampling drilling was conducted by the same drilling contractor at the BZ09001 drill site. A total of five BQTK-size drill holes were completed for the bulk sample, for a total of 340.0 m, drilled in a fan pattern (see Figure 10.1) at the drill site and are listed in Table 10.2. The bulk sample drilling was conducted from one drill site at various intersecting angles to the lithology and mineralization trend to minimize the costs of moving the drill to other sites.

Table 10.2

Summary of the 2009 Bulk Sample Drilling

Drill Hole	UTM Coordinates		Hole Description
	Easting	Northing	Elevation (masl)	Bearing (o)	Dip (o)	Length (m)
BS09001	428016	6243135	449	0	-90	45.5
BS09002	428016	6243135	449	330	-75	50.0
BS09003	428016	6243135	449	330	-50	119.0
BS09004	428016	6243135	449	150	-75	50.0
BS09005	428016	6243135	449	150	-50	75.5
Total						340.0

Provided by Quest.

The core was logged without detail, photographed, and sampled into three separate categories of high grade, low grade, and altered; the difference between low grade and altered is small. The grade category was determined using a Niton XRF analyzer. The logged core weights were approximated on site by using the core volume multiplied by a density of 2.85. The bulk sample weight was approximately 1,014 kg.

The whole drill core was taken for the bulk sample. The drill core was logged at the drill site, bagged on sample intervals and placed in metal 200-L fuel drums. The drums were wire-sealed and sent by de Havilland DHC-2 Beaver aircraft directly to Schefferville from Lac Brisson. Only two trips were required for three drums of samples. From Schefferville, the drums travelled by train to Sept-Îles where they were transferred to truck transport to Val d’Or, under the care of Boreal Drilling. From Val d’Or the samples were trans-shipped to Montreal and from Montreal to Boulder, Colorado where they were received by Hazen.

These samples were used for metallurgical testwork by Hazen under a program completed in November, 2010.

10.2	DRILLING, 2010

From July to October, 2010, Quest completed an extensive diamond drill program on the Strange Lake Property that consisted of approximately 14,270 m of 78 BQ ‘thin-wall’ (BTW) size drill holes in the B Zone deposit as well as deepening of some the 2009 drill holes. The aims of the 2010 drilling program were both to infill and to continue to define the limits of the known deposit and resource base. The drill program brought the total number of drill holes, excluding the 2009 bulk sample holes, completed on the B Zone to 97 for a total of approximately 17,474 m. The drill hole collar locations for the 2010 drill programs are shown in Figure 10.2. A summary of the drill holes is contained in Appendix B of the May, 2011, Wardrop Technical Report.

Quest retained Boreal Drilling (Boreal) to conduct the 2010 diamond drilling program. Boreal is an independent contract drilling company based out of Val-d’Or. The drilling was conducted using Versadrill 0.3 drills and was supported by Eurocopter BA (A-Star) helicopter from Canadian Helicopters, based in Sept-Îles.

All 78 drill holes from the 2010 drill program encountered pegmatite-hosted REE mineralization with thickness ranging up to 53 m (BZ10040) and averaging 15 m. The thickness is approximately the true thickness as the drill holes plunge sub-vertically (with the exception of BZ09015 and BZ10030), while the lithology and mineralized units are sub-horizontal or dip gently, approximately 5° to 10°, to the northwest.

Drill core was logged on site and entered directly into Gemcom Gemslogger™ software and sampled on intervals ranging from 0.2 m to 2.0 m. Once completed, the drill core was sawn in half with one half collected for analysis and the second half replaced in the core box for permanent record keeping. All drill core was photographed after the core was sawn in half. The drill core boxes from the 2010 drill program are stored on site, in outdoor core racks at Quest’s Strange Lake exploration camp. This is located adjacent to the B Zone, on the edge of Lac Brisson.

Figure 10.2

2010 Drill Program, Drill Hole Location Map

Provided by Quest, December, 2012.

All 2010 drill hole collars, at the Strange Lake Project, were surveyed by Corriveau J.L. & Associates Inc., (Corriveau) based in Val-d’Or, Québec. All collars were surveyed with an R8 Trimble real time differential GPS and were surveyed to an accuracy of ±0.03 m horizontal (X-Y) and ±0.05 m vertical (Z). Corriveau is an independent licensed federal and provincial Québec land surveyor (QLS) which works on a fee for service basis.

10.3	DRILLING, WINTER 2011

Quest conducted winter and summer drilling at Strange Lake on a variety of areas within the intrusion. A total of 25,425.3 m of drilling was completed over 224 holes.

A winter drilling program was conducted between March and April, 2011 at two different locations. At the B Zone, 22 holes, including one designed specifically for metallurgy were drilled for a total of 3,005.6 m. In Labrador, a joint venture program between Quest and Search Minerals and its subsidiary, Alterra, conducted four holes for a total of 310.3 m on the Alterra project. Drilling at the B Zone except the metallurgical hole was conducted on the ice at Lac Brisson to target the extension of pegmatite mineralization under the lake. Drilling at the B Zone successfully intersected pegmatite-hosted REE mineralization in all 22 holes. At the Alterra project, drilling intersected pegmatite in three of four holes drilled.

10.4	DRILLING, SUMMER 2011

During the summer drilling program at the Strange Lake project, drilling expanded beyond the B Zone. Drilling at the B Zone was focused on definition drilling, infilling areas between the 2009 and 2010 holes, and also following unconstrained mineralization in the southwest, east and north of the deposit. B Zone definition drilling totalled 17,257.0 m over 138 holes and 3,515.1 m over 29 additional holes for metallurgical purposes. Drilling at the B Zone was successful in further delineating the pegmatite continuity as well as determining the edges of the pegmatite system. Although not all holes intersected pegmatite mineralization, background TREO in the granites was consistent with results from the previous seasons. Drilling in 2011 was conducted at a high enough resolution to allow for generalized three-dimensional geological modelling of the pegmatites and alteration types.

Drilling at the FLBX target included three holes for a total of 360.0 m. The FLBX drilling was focused on intersecting the subsurface projection of REE-mineralized veins, fractures, aplite dikes and quartz-rich pegmatites all of which cross-cut the Archean country rock augen gneisses. Drilling successfully intersected narrow REE-mineralized aplite dikes and pegmatites from the SLAC in all three holes.

Drilling at an area called “Proposed Airport 6” or PA6, was planned to test for REE mineralization along the strike length of a proposed permanent airstrip required for future development. This condemnation drilling was proposed for four holes but only a single hole was drilled in 2011, the remaining three being completed in 2012. Hole PA611002, 63.0 m deep, did not intersect any pegmatite, but pervasive hematite alteration similar to the B Zone occurred from top to bottom and average TREO grades for the granite were similar to that of the B Zone granites.

Condemnation and geotechnical drilling was undertaken in the summer of 2011. Condemnation drilling at an area named Proposed Tailings 1 was conducted to test for pegmatite-hosted REE mineralization in an area proposed for tailings storage and totalled 679.2 m over 10 holes. Geotechnical drilling was conducted at the B Zone. Groundwater monitoring wells were drilled west of the proposed tailings storage area and several condemnation holes in the Proposed Tailings 1 storage area were twinned for installation of monitoring wells. In total, geotechnical and groundwater drilling totalled 217 m in 17 holes. Groundwater monitoring holes did not penetrate bedrock and contribute zero metres to this total. It should be noted that the PFS does not envisage processing and tailings disposal at the mine site.

Winter drilling at the B Zone is presented in Figure 10.3 and summer drilling areas are shown in Figure 10.4.

Figure 10.3

2011 Winter Drill Program, Drill Hole Location Map for B Zone

Provided by Quest, December, 2012.

Figure 10.4

2011 Summer Drill Program, Drill Hole Location Map for B Zone

Provided by Quest, December, 2012.

The 2011 drilling at Strange Lake is summarized in Table 10.3 with the detailed drill hole collar data presented in Appendix 2 of Micon, 2012.

Table 10.3

Summary of 2011 Winter and Summer Drilling Programs

Zone	Meterage	Number of Holes
Alterra	310.31	4
B Zone	20,110.62	159
Metallurgy	3,667.11	30
FLBX	360.00	3
Geotechnical	217.00	17
Proposed Airport 6	63.00	1
Proposed Tailings	697.24	10
Grand Total	25,425.28	224

The 2011 drill program was contracted to Boreal Drilling. The drilling was conducted using Versadrill KmB 0.3 drills and was supported by up to two Eurocopter B2 (A-Star) helicopters from Canadian Helicopters, based out of Sept-Îles, Québec. The helicopter and crews were permanently stationed at Quest’s exploration camp.

Drill core was logged on site and entered directly into Gemcom Gemslogger™ software and subsequently exported to Quest’s SQL drilling database. Sampling was conducted in intervals ranging from 0.5 m to 2.0 m. Once completed, the drill core was sawn in half with one half collected for analysis and the second half replaced in the core box for record keeping. All drill core was photographed prior to the core being sawed in half but after sample intervals had been marked on the core.

As in 2010, the core boxes containing the half-core from the 2011 program were stored on site, at Quest’s Strange Lake exploration camp.

As in 2010, all 2011 drill collars were surveyed by Corriveau. All collars were surveyed with a Leica VIVA 2 mobile real-time differential GPS system linked to a Trimble 5700 base station and Zephyr antenna and were surveyed to an absolute accuracy of ±0.05 m horizontal (X-Y) and ±0.10 m vertical (Z) and a relative accuracy of ±0.02 m horizontal (X-Y) and ±0.04 m vertical (Z).

10.5	DRILLING, 2012

Subsequent to the 2011 drilling program on the B-Zone, the results of which were incorporated into the 2012 updated resource estimate, Quest conducted further drilling in 2012 on the property that did not impact the resource estimate.

During the winter of 2012, drilling was conducted at Alterra, south of the Main Zone, to follow up from results obtained during the 2011 winter drilling program here. Fourteen (14)

holes were drilled at Alterra for a total of 1,541.85 m. Drilling successfully intersected REE-hosted pegmatite mineralization in thirteen of fourteen holes.

In the summer of 2012, exploration drilling program drilling was expanded beyond the B Zone to follow up on previously identified surficial mineralization. Initially, drilling was conducted at the B Zone in the southwestern extension of the deposit. Here, 1,406.35 m was drilled over 10 holes. This drilling was a combination of step-out drilling and infill, where spacing in 2011 was 100 m rather than 50 m. Pegmatite mineralization was intersected where expected during infill, increasing the confidence levels in geological modeling. Step-out drilling also intersected new mineralization in the southwest, though not all holes successfully intersected pegmatites.

Outside the B Zone, drilling for REE exploration purposes was conducted at ALTW, FLBX and SLW. Geotechnical drilling was conducted in a number of additional areas nearby to the B Zone and also more distal, such as at PA6, the proposed airport site. ALTW is a geophysically anomalous area defined by a 2012 IP-resistivity survey conducted by Abitibi Geophysics. Results here were poor and no obvious cause for the conductivity and resistivity anomalies was defined. The FLBX area is immediately south of the B Zone and may be spatially related to the B Zone. Drilling was designed to test a number of surface features including mineralized pegmatites that breach the host augen gneiss. Drilling successfully intersected the expected targets, though thicknesses were less than expected and REE grades lower than expected. SLW is a zone approximately 1,500 m southwest of the furthest south drilled holes at the B Zone. This zone was drilled on the basis of two IOCC holes that intersected but never followed up on a maximum total thickness of approximately 10 m of pegmatites. Quest drilling successfully intersected pegmatites in all three holes, ranging from a total of 1.33 m to 5.94 m of pegmatites. Table 10.4 summarizes the 2012 drilling.

Table 10.4

Summary of 2012 Drilling

Zone	Metreage	Number of Holes
Alterra	1,089.9	11
ALTW	306.0	3
B East	452.0	3
B Zone	1,406.4	10
FLBX	348.0	3
Geotechnical	950.0	24
Proposed Airport 6	194.0	3
SLW	328.6	3
Total	5,074.8	60

10.5.1	Strange Lake B-Zone Prefeasibility Study Work

A 1,000 m drilling program was planned by AMEC to drill geomechanical and geotechnical monitoring holes for the PFS. These holes were drilled within the proposed pit shell and along its northern edge. In addition, a 150 m decommissioning drilling program was also planned, south of the B Zone Deposit, to assist with the location of the proposed mine infrastructure. This drilling did not affect the 2012 updated mineral resource estimate conducted by Micon.

10.6	MICON COMMENTS

Micon visited the core logging facilities, reviewed the documentation and sampling procedures for the core during its 2012 visit to the site and held discussions with the geological personnel. Micon concludes that the drilling and core sampling at the Strange Lake project are conducted in a manner which provides representative samples of the mineralization and that the sampling procedures meet current industry best practice guidelines. Therefore, Micon concludes that the samples can reliably be used for resource estimations.

The 2012 drilling program did not add any further information to the data set for the B-Zone mineral resource estimate and there was no drilling conducted on the Strange Lake Project in 2013. Therefore, the 2012 mineral resource estimate remains valid and can be used as the basis for the PFS.

11.0    SAMPLE PREPARATION, ANALYSES AND SECURITY

The following has been extracted from the Micon Technical Report by Lewis et al., 2012.

Written guidelines for core logging and field sampling are outlined in a Quest procedures document (Quest, 2010b, 2011 revised version). Quest supervisory staff maintains that these guidelines are rigorously followed and, while in camp, Micon did not note any deviation from these stipulated procedures and methodologies.

11.1	SAMPLING METHODS, INITIAL QUALITY CONTROLS AND SAMPLE SECURITY

Following delivery of core by the drilling contractor to the secure core shack at the Strange Lake project camp, the core boxes and core are routinely examined for damage or mislabelling and the core is entered into the local database log file for processing. A technician washes and degreases the core and then enters core and RQD (rock quality designation) measurements into the digital drill form. A geologist logs the hole using Gemcom Gemslogger™ software, taking appropriate photographic records and marking out samples for later cutting. Individual core samples are identified by sequentially numbered sample tags, part of which is later affixed to the core tray and part which accompanies the cut sample to the assay laboratory. Samples with a nominal length of 1 m to 0.5 m are normally marked out for sections of core visually deemed to be “mineralized” or “pegmatitic”, while the remaining core is usually sampled at 2-m interval lengths.

Quest stipulates that all sample assay tag books are entered into a master sample tracking database and assigned to individual geological staff so that each person will be linked to the samples they collected. This database lists where standards, blanks and duplicates are inserted and differentiates drill core samples from rock samples. Sample tag books are pre-labelled to ensure that QA/QC samples are not missed or placed out of sequence. The second tag in the books should be marked, not the first. The first tag goes with the sample to the laboratory.

The Quest sampling procedure, as noted in the May, 2011 Technical Report, (Wardrop, 2011), is as follows:

“Samples should not overlap between different rock and/or sharply defined alteration types, such as dark green alteration in the granite (this does not include presence or absence of melacratic inclusions at Strange Lake); therefore where geological and/or alteration contacts occur, the sample should be split at the contact. Mineralized or anomalous zones, including all pegmatites but otherwise defined as having elevated radioactivity and or focused zones of alteration, should aim to be 1 m or less but greater than 20 cm, while unmineralized (average background radioactivity or weakly altered) samples should aim to be 2 m long; exceptions to this may be at the end of the drill hole (last sample) if there is minimal alteration; samples should never exceed 3 m. For each sample, the from-to interval shall be marked on the core using yellow grease pencils by putting arrows at the start pointing down-hole and at the finish of the interval pointing up-hole (e.g. [☐ your sample # here ☐]). The sample number shall be clearly marked on the core. In the case of duplicate samples, a line shall be drawn down the middle of the core and each sample number marked on either side of the line. The line is a guide for the technician so that they can saw the core first in half as per normal sampling and then split that half – each duplicate is thus a quarter of the core. When entering sample info for duplicates into the drilling database, duplicates should be named “Duplicate A” and “Duplicate B” – the former being the sample duplicated and the latter being the duplicate. Sample tags shall be inserted at the beginning of a sample interval and where duplicates occur, sample tags can be placed adjacent to each other at the start of the interval. All core samples are split by core saw.”

Once the geological logging process has been completed, the core is moved to the sampling room, where technicians saw the core in half using water-cooled diamond-impregnated saw blades. Half of the sawn sample is placed into a plastic sample bag with the respective sample tag, while the remaining core half is returned to the core tray for archiving in core racks at a designated area of camp. The bagged samples are placed into rice bags, for a total of no more than five samples per bag so that the rice bag does not exceed 23 kg in weight, and are sealed using a nylon cinch. The individual rice bags are labelled with the sample interval, company and contact information. Once entered into the shipping database, the rice bags are transported to a secure container to await air shipment to the laboratory.

Diamond drill core and the resulting diamond drill core samples are treated in a secure manner. Drill contractors are contractually obligated to the safeguarding of collected core, until delivered to Quest at a mutually agreed to site, which in this case is the Strange Lake camp core shack. Once core is logged, sampled and samples packaged for shipment, they are temporarily stored at the core shack or another sheltered facility. Samples are batch transported by charter aircraft and delivered directly to the Activation Laboratories Ltd. (Actlabs) preparation laboratory in Goose Bay, Labrador. Once the samples have been prepared for analysis, they are shipped directly by commercial courier to the Actlabs facilities in Ancaster, Ontario for analysis. Coarse and pulp sample rejects are stored in Goose Bay, Newfoundland, at a secure Quest storage facility.

11.2	ANALYTICAL PROCEDURES AND LABORATORIES USED

Quest uses Actlabs, located at 1348 Sandhill Drive, Ancaster, Ontario, L9G 4V5 as the primary independent commercial assaying provider. The laboratory maintains an information web site at www.actlabs.com. Quest submits cut core samples to the Actlab preparation laboratory located in Goose Bay, under strict sample protocol procedures. Actlabs routinely runs its own series of blanks, duplicates and certified reference materials. The frequency of each depends on the analytical method. Actlabs is accredited to ISO 17025 for specific registered tests as per their scope of accreditation Lab# 266. It has also achieved accreditation to CAN-P-15779 which is specific to mineral analysis laboratories.

After sample preparation, core samples for the Quest project undergo several analyses for elements and lithogeochemistry, namely Actlabs codes:

Code-8 REE Assay F Option

Code-4Litho-Quant (11+) Major Elements fusion.

Code-4E – XRF (for niobium).

A description of these individual assaying techniques is provided within the laboratory’s “Schedule of Services and Fees”. The current 2013 Canadian schedule is available at http://www.actlabs.com/files/Canada_2013_Reduced.pdf. The 2011 protocol, company sample handling, analytical methodology and sample security was reviewed and accepted by Wardrop (Wardrop, 2011), which went on to note the following:

“All drill core and rock samples are sent by aircraft directly to Actlabs preparation laboratory in Goose Bay. Employees, officers, and directors of Quest have not conducted any sample preparation prior to the samples being sent to Actlabs.

“Upon arrival at ActLabs preparation laboratory in Goose Bay, as a routine practice with rock and core, the entire sample is crushed to a nominal minus 10 mesh (1.7 mm), mechanically split (riffle) to obtain a representative sample and then pulverized to at least 95% minus 150 mesh (106 microns).

“Quest’s samples were prepared under ActLabs Code RX 1. This is a crush of the sample (of less than 5 kg) with up to 75% of the material passing a 2 mm screen, split to 250 g, and pulverized under hardened steel to 95% passing through 105 micron screen.

“Actlabs, also as a routine practice, automatically uses cleaner sand between each sample. The quality of crushing and pulverization is routinely checked as part of Actlabs quality assurance program.

“The prepared samples were then sent, by Actlabs, to their laboratory in Ancaster, Ontario, for Analysis. The remaining sample pulps and sample rejects are stored at the preparation facility in Goose Bay.”

A description of the sample analyses carried out by Actlabs at its Ancaster facility is as follows:

Actlab Code: 8 REE ASSAY PACKAGE; F OPTION

Samples of 0.2-g are fused with a combination of lithium metaborate and lithium tetraborate in an induction furnace to release the fluoride ions from the sample matrix. The fuseate is dissolved in dilute nitric acid, prior to analysis the solution is complexed and the ionic strength adjusted with an ammonium citrate buffer. Subsequent analysis is by Induced Coupled Plasma Mass Spectroscopy (ICP-MS).

The fluoride ion electrode is immersed in this solution to measure the fluoride-ion activity directly. An automated fluoride analyzer from Mandel Scientific is used for the analysis. The detection limit on fluorine is 0.01% F.

Actlab Code: 4LITHO-Quant (11+) Major Elements Fusion

A 1-g sample is digested with aqua regia and diluted to 250 mL volumetrically. Appropriate international reference materials for the metals of interest are digested at the same time. The samples and standards are analyzed on a Thermo Jarrell Ash ENVIRO II simultaneous and sequential ICP, Varian Vista 735 ICP or Thermo 6500 ICP.

Actlab Code: 4E – XRF (For Niobium)

Niobium was analyzed separately by X-ray fluorescence (XRF) due to the low upper detection limit in the ICP-MS method. The trace elements analyses are done on pressed powder pellets made from 6 g of sample. Spectral interferences are corrected from pre-calculated interfering factors. Because of the trace level (<1,000 ppm) of the analytes, only the mass absorptions are corrected for matrix effects. The mass absorption coefficients are derived from measuring the Compton scatter of the rhodium (Rh)-tube. The background and mass absorption corrected intensities are then calculated against the calibrations constructed from 24 international geological reference materials.

For the exploration and resource development samples, Quest has not designated a secondary umpire laboratory and continues to use Actlabs for its routine QA/QC sample analysis for blanks, standards and duplicates. As part of the 2012 Micon review, one diamond drill hole was selected and sent out for “umpire duplicate” sampling to ALS-Chemex (ALS Global).

Umpire quarter core samples were freight delivered to the ALS Chemex preparation laboratory at 1512 Old Falconbridge Road, Sudbury, Ontario P3A 4N8. After crushing and pulverization, pulp samples were couriered to the ALS Chemex primary laboratory facilities in Vancouver, British Columbia for final analysis using analysis code ME-MS81h. This analysis uses ICP-MS methods after carrying out a lithium borate fusion prior to acid dissolution and a high sample to volume ratio in an analytical protocol that is relevant for mineralized rare earth samples. Digital data and the corresponding certificate for this work were issued as 11193099.

Actlabs and ALS-Chemex are independent of Quest.

11.3	SUMMARY OF QA/QC PROCEDURES AND RESULTS

A Quest core sampling procedure and QA/QC protocol was developed in 2009 and was used without change to the beginning of 2011. Some minor modifications for the summer-fall drilling season on sample minimums and adherence to strict contact controls was implemented, but on the main remained unchanged through the 2012 drilling program.

A primary objective is to achieve a 5% insertion rate of QA/QC samples (i.e., standards, blanks and duplicates) into the data stream. This is done on a regular pre-set sample number basis and a frequency of every 50 samples (i.e., staggered but regularly spaced duplicate, blank and standard every sample book of 50 samples) by inserting two standard samples per hundred samples, two blank samples per hundred samples and also cutting two duplicate quarter-core samples on a per 100 sample basis.

On occasion, an additional blank may have also been inserted into the data stream following an interval of high-grade mineralization that is greater than 2 m in core length, in order to track any possible contamination that may be resulting from high grade samples. In order for all QA-QC samples to be “blind”, the names of the standard and blank are not marked on the sample bag or the tag that is sent to the laboratory. Likewise, duplicate samples are not labelled as duplicates on the tags that go to the laboratory.

A similar rate of QA/QC samples is used for rock samples, with standards, blanks and duplicates inserted once per 50 samples. For exploration and resource development samples,As in the case of the drill core samples, sample tag books are pre-marked with the QA/QC samples to ensure that they are not used for rock samples.

11.4	MICON COMMENTS

Micon has reviewed or observed the procedures and protocols used for sample preparation, security and analytical procedures and finds that they meet or exceed industry standards and norms.

12.0    DATA VERIFICATION

The following has been extracted from the Micon Technical Report by Lewis et al., 2012.

12.1	MICON SITE VISIT

Micon most recent visit to the Strange Lake Project was conducted between March 26 and 29, 2012. Micon was assisted during the 2012 visit by a number of employees working for Quest. During this trip, the drilling was reviewed and discussed, core sampling QA/QC was reviewed, and general exploration programs past, present and future were discussed as well as the goals and objectives of the programs.

Micon has reviewed and analyzed data provided by Quest and its consultants, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out any program of sampling and assaying on the property. Micon has relied on the previous sampling conducted by Wardrop discussed in its May, 2011, Technical Report (Wardrop, 2011) as verification of the mineralization on the Strange Lake deposit, as well as its own observations during the March, 2012 site visit.

12.2	QUALITY ASSURANCE/QUALITY CONTROL VERIFICATION

Data verification of the analytical results consisted of a desktop and statistical review, a data audit in which 10% of the assay records were manually compared to signed official assay certificates and a comparative re-assaying of a randomly selected diamond drill hole.

12.2.1	Blanks

During 2011, Quest used commercially available bagged quartz silica sand as its blank sample. Prior to and during 2009, other blank materials were used, such as an internal material referred to as “Blank-Q”

An initial review of analytical results for all of the Strange Lake drilling carried out on the Main and B Zones indicates that possibly 44 samples out of a total of 276 blanks (i.e., 16%) may show some signs of sample cross-contamination. At least one sample (307750) is definitely not a blank. It is recommended that the sample results proceeding and following this sample are examined in order to verify that has not been accidently switched in the original assay certificate.

The majority of the contaminated “blanks” show elevated values of Zr, LREE and Hf. Overall, the HREE values are acceptable. All of these samples were collected in 2009. It is recommended that an expanded audit be completed to check if these samples are not simply mislabeled Blank-Q.

Blank-Q represents a visually clean quartz vein sample that was collected from a “metapelite outcrop” pit and used as a pragmatic blank during the initial exploration work in 2009 when the high purity silica blanks had been exhausted. This locally derived blank gives an acceptable average baseline to which individual sample results can be regressed to. A total of 30 such samples were identified in the diamond drilling database.

A plot of the mean Blank and Blank-Q normalized REE values is provided in Figure 12.1. A set of the mean suggested values for the three in-house Quest standards is also presented in this figure. These standards are discussed below.

Overall, the analyzed blanks were found to be of sufficient quality and no significant problems with the analytical database have been identified.

Figure 12.1

Plot of Quest Blanks and Standards

12.2.2	Control Standards

Quest has made a decision to use in-house control standards, of which several have been implemented over the years.

Prior to 2009, an internal set of standards termed STD-1 and STD-2 were prepared from material collected at a pit (at Main Zone?). Reportedly, four reference assays made for each sample in order to establish the nominal assay values. In total, 40 STD-1 and 48 STD-2 samples were found in the BZ database.

The current series of BZ-series control standards was prepared by Hazen Research Inc. (Hazen) as cut subsets from material collected in 2009 by a diamond drilling bulk sampling program. As described by Wardrop (2011), this metallurgical sample was collected by a five-hole, 340 m drill program at the BZ09001 drill site oriented at various dips and azimuths in DDH’s BS09001 to BS09005 (inclusive).

“The core was logged without detail, photographed, and sampled into three separate categories of high grade, low grade, and altered; the difference between low grade and altered is small. The grade category was determined using a Niton XRF analyzer. The logged core weights were approximated on site by using the core volume multiplied by a density of 2.85. The bulk sample weight was approximately 1,014 kg.

The whole drill core was taken for the bulk sample. The drill core was logged at the drill site, bagged on sample intervals and placed in metal 200 L fuel drums. The drums were wire sealed and sent by de Havilland DHC-2 Beaver aircraft directly to Schefferville from Lac Brisson; only two trips were required for three drums of samples. From Schefferville the drums travelled by train to Sept-Îles where they were transferred to truck transport to Val d’Or, under the care of Boreal Drilling.

From Val d’Or the samples were trans-shipped to Montreal and from Montreal to Boulder, Colorado where they were received by Hazen.”

Of the three original logging categories, for purposes of the Quest control standards, the following apply:

“high grade” corresponds now to standard BZHG.

“low grade” corresponds to standard BZLG.

“altered” corresponds to BZMG.

In total, 45 samples of each of the three Quest standard categories were submitted for a round robin series of analysis to three laboratories (15 samples per laboratory) in order to determine the “best value” (certified value) of the standards. These samples were sent to Actlabs, ALS-Chemex and Acme Analytical Laboratories Ltd. (Acme). The recommended average values have been calculated.

The overall conclusion is that the results of the round robin testing are of an acceptable level of accuracy, for this level of in-house standards. Normal standard practice, for “in-house standards” round robin assaying is to use five independent and reputable laboratories. The 2012 set of work only used three independent laboratories for the in-house standards but even only using three laboratories the in-house standards are valid.

In comparing the Hazen head grades to the results obtained by the round robin, there is very good correlation of results at the weight percent level. This indicates that there had been very good homogenization of the bulk sample and/or very good subsampling protocols used by Hazen in splitting out material to be used for the standards. The material supplied to Hazen was primarily provided by Actlabs.

12.2.3	Control Duplicates

The Quest duplicate protocol used in 2009-2010 was to cut two quarter cores of the top-half cut of sawn core when a duplicate sample was deemed to be needed and indicated by a sample numbering scheme. The physical upper quarter, when viewed in a core box, was flagged as DUP-A, while the lower quarter was flagged DUP-B. DUP-B was also given the immediate following assay number to that of DUP-A. This system was implemented as an attempt to minimize introduced biases due to volume differences.

In the summer of 2011, when data was transferred from Target to the GEMS SQL database system, samples which had been flagged as DUP-A were listed as part of the normal data sample stream. DUP-B samples now reside in the QA/QC table as an indicated duplicate. At that time, the duplicate sampling protocol was changed to a more traditional method of cutting and submitting complete half core for assay and quartering the remaining core in the box for duplicate sample purposes.

In reviewing the 2012 GEMS databases against the 2009-2010 Target database, there appear to be five more DUP-As in Target than there are QA/QC duplicates in GEMS. This would tend to indicate that possibly five duplicate samples are missing from the current database which needs to be explained. No significant errors or biases were detected by duplicate sampling checks.

12.2.4	Sample Characteristics

The average sample length taken by Quest staff during the period of 2009 through the first quarter of 2011 was 1.56 m and a mode of 2 m (see Figure 12.2). In addition, 537 measured samples return an average density of 2.73.

12.2.5	Umpire Sampling

A total of 131 samples were sub-sampled by quarter-sampling one drill hole selected at random and sent to ALS-Chemex as part of a due diligence umpire checks under the direction of Micon. In addition to the quarter core, staff also inserted a set of QA/QC blanks and standards to reproduce the original data submittal set. Data were received for these samples in late October, 2011. Data are contained in an ALS-Chemex certificate numbered TM11193099 and dated October 17, 2011.

Figure 12.2

Quest Sample Length Distribution

Plots of the original DDH BZ10040 results (see Figure 12.3) show a typical negative Eu dip anomaly and horizontal “bat-wing” REE pattern developed due to elevated HREE. The sampling also clearly shows that the intersected BZ10040 samples of pegmatite versus the granite are in general elevated in HREE, but in some cases are depleted in LREE relative to granite. Note that a single aplite sample is also quite elevated in REE content.

Figure 12.3

Normalized REE Pattern of DDH BZ10040 Sampling (N = 129)

Of the 131 umpire duplicate samples submitted to ALS-Chemex, 123 samples represent fresh quarter core from the remaining original half core that was in the core racks on site; 3 samples represent Duplicate B quarter cores; 2 samples are silica sand blanks; 2 samples are BZLG standards; and 1 sample was initially submitted as a BZMG standard in 2010, but is replaced by a 2011 BZHG standard. The 2011 resampling retains the same sample numbering system as the original. Table 12.1 summarizes the results of the control samples.

Table 12.1

2011 Submitted Control Samples BZ10040

Sample	Initial 2010 Sample Type	Duplicate 2011 Sample Type
105998	DUP B	flagged insufficient
106000	BZLG	BZLG
106025	Blank	Blank
106048	DUP B	flagged insufficient
106050	BZMG	BZHG
106075	Blank	Blank
106098	DUP B	flagged insufficient
106100	BZLG	BZLG

A preliminary A/B comparison of the resampling results involved calculating the “Half Absolute Residual” (HARD) values. This involves taking half of the absolute value of the relative difference of the initial and subsequent assay as a function of the assay sample average, and is expressed by the formula:

HARD =  1/2 * ABSOLUTE [(A-B) / (A+B)]

Table 12.2 summarizes the calculated HARD values for resampling.

Table 12.2

2011 Summary of Calculated HARD Values, BZ10040 Re-sampling

Element	Maximum (%)	Minimum (%)	Average (%)	Median (%)	Mode
Y	26.3	0.0	4.0	2.6	-
Zr	30.8	0.1	3.8	2.7	-
La	20.2	0.0	4.5	3.2	0.002488
Ce	21.3	0.0	4.2	3.1	0.071429
Pr	22.7	0.0	4.6	3.3	-
Nd	26.8	0.1	4.7	3.1	-
Sm	20.1	0.1	4.8	2.9	0.045045
Eu	30.0	0.0	5.1	3.0	0
Gd	24.2	0.0	5.0	3.7	0
Tb	22.7	0.1	4.7	3.1	0.035714
Dy	25.3	0.0	4.3	2.5	0.038462
Ho	28.1	0.0	3.9	2.2	-
Er	29.2	0.0	4.3	3.4	0
Tm	29.2	0.0	4.3	3.2	0.166667
Yb	29.9	0.0	4.1	3.0	0.044379
Lu	30.5	0.0	4.2	3.1	-
Hf	34.3	0.1	5.2	4.4	0.125

The maximum HARD values are all returned by four of the inserted control standards, namely the two blanks which have initial low REE values and will as is normal return a large relative value on re-assay, sample106048 DUP_B, which may be showing a pegmatite nugget effect, and the mis-matched control standard sample 106050 which compared BZMG with BZHG. Several other samples show HARD values in the order of 10%, which is assumed to be due to a sampling nugget effect.

The A/B analytical results indicate that the Actlab results are of acceptable quality and show no significant systemic bias when compared to the ALS-Chemex results. The R2 values generated from these charts are shown in Table 12.3.

Table 12.3

Summary of 2010 A/B Comparison BZ10040 Umpire Re-assaying Results

Element	Linear Fit (y=)	R-squared Value
Y	1.017x	0.9161
Zr	0.896x	0.8595
La	0.9257x	0.8064

Element	Linear Fit (y=)	R-squared Value
Ce	0.8984x	0.8865
Pr	0.8571x	0.882
Nd	0.8401x	0.9049
Sm	0.9668x	0.8906
Eu	0.9256x	0.8689
Gd	0.9928x	0.8595
Tb	1.0314x	0.8971
Dy	1.006x	0.9094
Ho	1.0251x	0.9162
Er	0.9609x	0.9125
Tm	0.9414x	0.908
Yb	0.9677x	0.8974
Lu	0.9748x	0.8882
Hf	1.1823x	0.8595

13.0    MINERAL PROCESSING AND METALLURGICAL TESTING

The flowsheet selected for the PFS is based on crushing and grinding, acid bake and water leach, and solvent extraction (SX) to recover REE, yttrium, zirconium and niobium. Each of these processing steps has been tested on mineralization from the Strange Lake B Zone. Magnetic separation and flotation testwork was also carried out but these process steps have not been included in the flowsheet selected for the PFS.

Testwork was carried out at the following test laboratories:

•	Front-end metallurgical testwork at Hazen Research Inc. (Hazen), Golden, Colorado.

•	Extraction of REE, yttrium, zirconium, niobium, uranium and thorium at Process Research Ortech Inc. (Ortech), Mississauga, Ontario.

13.1	HISTORICAL TESTWORK

A number of metallurgical testing and engineering studies have been completed on mineralized samples from the Strange Lake deposits. Most of the early work was undertaken on the Main Zone deposit which is located mainly on the Newfoundland and Labrador side of the provincial divide with more recent studies concentrated on the B Zone deposit which is located in Québec.

Historical studies undertaken on Main Zone mineralization include the following:

•

Witteck Development Inc, (WDI) of Mississauga, Ontario, on behalf of IOCC; hydrometallurgical testing (1982), mineralogical study and beneficiation (flotation) testing (1983) and leaching, solid/liquid separation and preliminary SX tests (1983).

•	IOCC, economic evaluation study (1985).

•	Lakefield Research, scoping flotation tests and leaching testwork on samples of Strange Lake mineralization and flotation concentrate for Arcadia (1990).

•	Kilborn Consulting Engineers and Architects (Kilborn), preliminary technical and economic study for the recovery of yttrium and zirconium on behalf of Arcadia (1991).

•

Mitsui Mining and Smelting Company Limited (Mitsui), detailed study into the extraction of REE and zirconium from Strange Lake samples. Testwork included mineralogy, beneficiation (magnetic separation), leaching, precipitation and selective dissolution (1992 to 1996).

13.1.1	Hazen, 2010

In 2010, Hazen completed a preliminary program of testwork using samples that represented B Zone mineralization. This testwork included quantitative mineralogical characterization of the rare earth occurrence in three samples, investigation of physical beneficiation and a preliminary investigation into bench scale leaching. The three samples, weighing a total of about 1 t, were collected by Quest. One composite sample termed high-grade mineralization reportedly representing the pegmatitic zone was used for the major part of the investigation. The other two samples were lower grade with respect to rare earth content and were referred to as low-grade and altered ore.

The historical testwork using samples of Main Zone mineralization gave the following preliminary results:

•	Typical flotation recoveries from a de-slimed sample of approximately average resource grade (0.9% Y2O3, 3.0% ZrO2 and 0.7% Nb2O5 ) of around 80% Y2O3, 60% ZrO2 and 90% Nb2O5 with 40% mass recovery.

•	Preliminary magnetic separation recovery of 60% Y2O3 with 25% weight recovery.

•	Bond ball mill work index of around 16 kWh/t.

•

Sulphuric acid leaching extractions of about 70% for both yttrium and zirconium with the acid addition of 200 kg/t of feed, temperature of 80 ºC, leach time of 24 hours and sample grind size of 95% passing 200 mesh.

The mineralogical investigation consisted of detailed QEMSCAN® analyses to characterize the REE mineralization and associated gangue constituents. These analyses revealed that the REE mineralization is complex, consisting of several REE mineral species as well as REE–yttrium-bearing gangue minerals, i.e., not actual REE mineral species.

The initial mineralogical analyses showed that yttrium and REE were mainly contained in (pyrochlore (Na,Ca)2Nb2O6(OH,F)), phosphates (monazite), and carbonates (bastnaesite and possibly parasite (Ca(Ce,La2(CO3)3 F2)), gadolinite ((REE,Y)2Fe2+Be2Si2O10 ), gerenite ((Ca,Na)2(Y,REE)3Si 6O18.2H2O), kainosite (Ca2(Y,Ce)2Si4 O12(CO3)•H 2O) and other yet-unidentified calcium–yttrium–REE-bearing silicates.

Other yttrium- and REE-bearing minerals identified included zircon (probably partially hydrated), gittinsite (CaZrSi2O7), thorite ((Th,U)SiO4), and epidote (probably allanite (Ca(Y,La,Y)Fe2+Al2(Si2O7 )(SiO4)O(OH)).

The main gangue minerals were quartz and feldspar (K-feldspar and albite) with minor occurrences of amphiboles and pyroxenes, mica, chlorite, titanite, and milarite (K2Ca4Al2Be4Si2 O4O60.(H2O)).

Physical upgrading tests included gravity concentration using diagnostic heavy-liquid separation, tabling, centrifugal concentration, froth flotation, and magnetic separation.

Heavy liquid tests showed that at a separation SG of 2.85 the rejection of quartz and feldspar was 62% with a loss of about 14% for yttrium, zirconium, and cerium. The gravity tables, centrifugal concentrator and flotation tests did not successfully produce reasonable separations but the magnetic separation tests gave yttrium losses of between 14% to 30% and TREE losses of between 16% to 21% with a weight loss of sample of around 50%.

The results of preliminary acid dissolution tests conducted on the three sample types showed extractions of yttrium plus heavy REE in the 80–90% range.

13.2	RECENT TESTWORK

Recent testing comprised an additional phase of work at Hazen between 2011 and 2013 and Ortech in 2012 and 2013. Other recent testwork includes magnetic separation tests at the Technical Center of Eriez in Erie, Pennsylvania, high pressure grinding roll tests at SGS Mineral Services, Lakefield, Ontario, and comminution testing by JKTech Pty Ltd, Australia.

Chemical analyses were carried out by Activation Laboratories (Actlabs), Ancaster, Ontario with control analyses performed at Hazen.

13.2.1	Metallurgical Samples

Four metallurgical composite samples were tested at Hazen:

•	Master Composites sample P1, representing the first 10 years of mine life.

•	Master Composites sample P2, representing the subsequent years of mine life.

•	Metallurgical Core Sample – Met Hole 11001.

•	Blend of Metallurgical Core Samples – Met Holes 11029 and 11030.

The Master Composite P1 and P2 samples were prepared by selecting and combining coarse reject material from diamond drill cores from the 2009 - 2010 programs that fell within an envelope of a proposed initial phase 1 open pit (P1) and the subsequent phase 2 pit (P2), which are illustrated in Figure 13.1.

The Met Hole 11001 sample weighting a total of about 700 kg was from a single drill hole that was completed in March 2011. The average assay of this sample was a reasonable representation of the expected 25 year life of mine average across nearly all of the elements. The location of this hole was at the north eastern end of the deposit.

The Met Holes 11029 and 11030 were twin holes of Met Hole 11001. The combined sample weight from these two holes was approximately 1,000 kg.

Figure 13.1

P1 and P2 Composite Sample Locations and Conceptual Pit Designs

Provided by Quest, 2012.

The mineralogical characterization reports by Hazen of Met Hole 11001, P1, and P2 stated that these samples contain, on average, approximately 85% silicate gangue including about 33% quartz, 33% feldspar (K-feldspar and albite), and 17% other silicates including mainly aegirine, riebeckite, magnesio–riebeckite, magnesium–iron silicate, titanite, and chlorite.

The mineralization of these metallurgical samples consisted of fine-grained assemblages of REE-bearing minerals. The samples contained approximately 9% REE silicates and 1% REE-bearing minerals. The REE + Y were distributed mainly between gadolinite, kainosite, allanite, calcium–yttrium–REE silicates, calcium–LREE–yttrium silicates and zircon, which, with gittinsite, was also the source of zirconium. Pyrochlore was the main niobium bearing mineral.

The P1 composite had a slightly higher TREO content than the P2 and Met Hole 11001 composites, mainly due to the higher yttrium and cerium content. The total content of zirconium-bearing minerals and the pyrochlore levels in P1 and P2 were higher than in Met Hole 11001.

Primary leach solutions generated at Hazen represented a 25-year projected average head grade for most metals and were tested at Ortech for solvent extraction of LREE, zirconium, niobium, uranium and thorium, and HREE plus yttrium.

13.2.2	Hazen, 2011 -2013

Pegmatite and granite samples were used as proxies for P1 and P2 composites for determination of Bond ball mill, rod mill, abrasion and crusher impact work indices, and unconfined compressive strength testing. The results showed that both samples are of moderate hardness.

Beneficiation testwork was also carried out with the objective of rejecting a barren portion of the mineralization rather than a high grade concentrate. Magnetic separation tests were conducted at Hazen and flotation tests at Research and Productivity Council of New Brunswick, Fredericton, New Brunswick (RPC). Neither magnetic separation nor flotation is included in the present processing flowsheet.

13.2.2.1	Acid Bake Feed Filtration Test

Solid-liquid separation testwork on the ground feed material for the acid bake testwork was carried out by Bokela GmbH of Karlsruhe, Germany in October, 2012.

Vacuum and pressure filtration tests were carried out on P1 material, with and without steam. The filtration tests showed that the moisture content in feed material can be reduced to less than 10% in a steam pressure filtration unit, compared with 19% in vacuum filters.

13.2.2.2	Acid Bake and Water Leach

Initial sulphuric acid leaching tests were completed at Hazen in 2010. Relatively poor results led to testwork on acid bake and water leach processes at Hazen between March, 2012 and August, 2013 on the P1, P2, Met Hole 11001 and blend of Met Hole 11029 and 11030 composite samples. The acid bake water leaching tests were followed by leach liquor evaporation work to reduce the volume of solution proceeding to the hydrometallurgical plant while precipitating LREE as sodium double salt concentrate.

Extractions of REE, yttrium, zirconium and niobium decreased with increasing particle size, with zirconium and HREE being most sensitive. A particle size of 80% passing (P80) 40 µm was required to achieve high extractions.

Addition of 500-600 kg acid per tonne of ore was required to achieve high extractions and testwork suggested that about 35-45% of the addition can be recovered at high strength (90% H2SO4).

A baking time of 1.5-3.0 h was required to achieve high extractions and approximately one additional hour was required to recover the excess unreacted acid.

Products of the acid bake (sulphates and bisulphates) could be dissolved in water at ambient temperature and at 5°C within 10 min. Longer dissolution times (up to 60 min) resulted in slight loss of LREE, which was thought due to the formation of sodium-LREE double salt. Zirconium extraction was not sensitive to leaching time although there was a slight improvement in niobium extraction.

Due to the propensity of REE to form double alkali salts, and the presence of sodium and potassium in the Strange Lake B Zone mineralization, the effect of sodium concentration in the leach was also studied. Extractions to solution were not significantly changed when sodium was not added to the leach water at 22°C or 5°C and extraction of zirconium and niobium was not affected. In the presence of sodium, leaching of REE decreased significantly at 22°C leaching temperature, but only slightly at 5°C, as a result of the higher solubility of sodium-LREE double salts at lower temperatures. It was concluded that leaching at 5°C will maximize REE solubility and extractions to solution.

Studies on residue washing and soluble losses concluded that 98.9% washing efficiency and 0.8% soluble loss can be achieved by washing the leach residue in 0.9 m3 water per tonne or in displacement washing mode. The use of pressure filtration is expected to improve these values.

Deportment of acid from several bake tests conducted at 500 kg H2SO4/t using a number of composite samples gave acid consumptions in the sulphation reaction of between 136 and 205 kg H2SO4/ t ore or 27% to 41% of total acid addition. The acid consumed in the sulphation reactions tended to increase with increase in TREE+Y, Zr and Nb grades.

Acid recovery test results suggested that maximum acid recovery could be achieved within 1 h of evaporation.

13.2.2.3	PLS Evaporation

The primary leach solution combined with the wash liquor from the residue wash step was evaporated to reduce the volume of solution proceeding to the hydrometallurgical plant. During evaporation, the majority of LREE were precipitated as sodium double sulphate salt. The deportment of LREE to the precipitate varied between 60% and 90%. The highest values were for cerium and the other LREE and lowest for the HREE, yttrium, zirconium and niobium.

13.2.2.4	Solid-Liquid Separation Tests

Solid-liquid separation tests, including thickening and filtration, were conducted by FL Smidth at Hazen on the following five process streams from the Strange Lake B Zone testwork:

•	Wet ore ground to P80 of 40 µm.

•	Water-leached residue from the acid bake material.

•	Neutralized residue.

•	Precipitate from synthetically-generated SX raffinate.

•	Combination of neutralized residue and synthetically-generated SX raffinate to simulate tailings residue.

Rheology tests were completed on the underflow from the thickening tests at the FL Smidth laboratory at Midvale, Utah.

A High Rate Thickener was recommended for the ground ore material as the first stage of solid-liquid separation from which the underflow could be further dewatered in Bokela Hi-bar pressure steam filters to less than 10% moisture. Pressure filters with cake wash were selected for the leach residue as they showed lower moisture content compared with horizontal belt filters.

13.2.2.5	Leach Process Recoveries

The metal extractions achieved from the batch acid bake water leach (ABWL) process testwork undertaken by Hazen are listed in Table 13.1.

Table 13.1

Hazen ABWL Preliminary Design Criteria Extractions

Element	Sample Analysis (ppm)	ABWL Extraction (%)	Element	Sample Analysis (ppm)	ABWL Extraction (%)
Mass	-	7	La	1,220	93
Be	470	89	Ce	2,680	94
F	7,400	86	Pr	290	95
Na	19,700	11	Nd	1,000	94
Mg	2,710	96	Sm	280	92
Al	38,400	7	Eu	16	90
Si	328,800	0	Gd	260	91
Ca	18,220	12	Tb	61	88
Ti	2,960	80	Dy	434	87
Mn	1,140	64	Ho	96	85
Fe	40,360	57	Er	301	82
Zr	18,970	78	Tm	48	80
Nb	2,120	94	Yb	318	79
Hf	483	73	Lu	48	79
Th	373	80	Y	2,720	88

Hazen Test Report, October, 2013.

The deportment of the elements recovered into the crystallized solids produced during the PLS evaporation process tested by Hazen are presented in

Figure 13.2

Hazen: Recovery of Elements to Solids During 4-hour PLS Evaporation Test

Hazen Test Report, October, 2013.

13.2.3	Ortech, 2011 -2013

Pregnant leach solution (PLS) generated at Ortech and Hazen using the acid bake water leach (ABWL) process was used for the development of the hydrometallurgical process for recovery of zirconium, niobium, REE and yttrium, and the removal of uranium and thorium. The hydrometallurgical flowsheet for the PFS was selected using the results from metallurgical testwork completed during 2012 and 2013 at Ortech’s test laboratory in Mississauga, Ontario, under the supervision of Quest.

13.2.3.1	Solvent Extraction

The solvent extraction (SX) flowsheet comprises the following circuits:

•	Zirconium and uranium circuit

•	Zirconium raffinate acid recovery circuit

•	Niobium circuit

•	Thorium removal

•	Rare earth and yttrium recovery

Free sulphuric acid levels in the PLS of 25 g/L to 200 g/l (0.5-4 N) were tested and 98 g/L selected based on the selectivity for zirconium in the SX stage.

Zirconium and Uranium Circuit

A series of standard tests were undertaken by Ortech to define the zirconium recovery SX circuit. The circuit developed and adopted for the PFS comprises Zr extraction, scrubbing to remove co-extracted elements such as niobium and titanium, selective stripping and organic regeneration.

Zirconium will be precipitated as zirconium basic sulphate (ZBS) from the SX strip solution using soda ash.

Testwork demonstrated near complete co-extraction of uranium with zirconium. Uranium remains on the organic during zirconium stripping and is removed in the organic regeneration stage.

Zirconium Raffinate Acid Recovery Circuit

Testwork by Ortech determined that the optimum acidity for niobium extraction was lower than present in the zirconium circuit raffinate. Tests using lime were completed by Ortech and included gypsum filtration and washing. Tests using ammonia were also completed. The process selected for the PFS comprises acid removal by SX circuit prior to the niobium extraction circuit.

Niobium Circuit

A two-stage precipitation and SX process has been developed by Ortech and selected for niobium recovery because of the difficulty of separating niobium from titanium.

The first stage involves precipitation of niobium from the PLS together with titanium and other impurities. The second stage involves re-leaching of the precipitate followed by selective SX that extracts niobium and tantalum while the impurities remain in the raffinate.

Niobium will be precipitated as niobium hydroxide using ammonium hydroxide and calcined to the pentoxide.

Uranium and Thorium Removal

Testwork indicated that the PLS solutions will contain relatively minor concentrations of uranium and thorium (<100 ppm U and <400 ppm Th). Uranium is removed upstream in the zirconium SX circuit but thorium remains in the PLS after niobium concentrate precipitation. An SX process has been developed to remove thorium. Following stripping, thorium will be precipitated with lime and combined with other waste residues for disposal. The remaining REE and yttrium will remain in the raffinate.

Rare Earth and Yttrium Recovery

A process for the selective SX extraction of rare earth elements and yttrium from the raffinate of the uranium and thorium removal stage has been successfully tested. After extraction, rare earths and yttrium are stripped and then precipitated as fluorides and finally calcined to oxide. An alternative process that produced a chloride concentrate has been tested but this process was not selected for the PFS since it was tested after freezing the process design criteria.

13.2.3.2	Tailings Neutralization

Tailings neutralization tests were conducted at Ortech on leach residue from the mini pilot plant combined with the raffinate solution after extraction of zirconium, niobium, REE and yttrium. Barium chloride was added to precipitate radionuclides

13.2.4	Process Flowsheet Selection

The process selected for the PFS is based on the metallurgical development testwork completed at Hazen and Ortech. It comprises crushing and grinding followed by acid thermal processing (acid bake) and water leach to extract the payable metals into solution. The solution will be partially evaporated to reduce the flow to the hydrometallurgical processing plant and produce a light rare earth concentrate. The hydrometallurgical process comprises SX circuits for zirconium, niobium precipitation and SX, thorium and HREE+Y. Simplified process block diagrams are presented in Figure 13.3 and Figure 13.4.

Figure 13.3

Simplified Process Block Flow Diagram

Provided by AECOM, November, 2013.

Figure 13.4

Simplified Hydrometallurgical Process Block Flow Diagram

13.3	PLANNED PILOT PLANT TESTWORK

A number of processes in the flowsheet selected for the PFS have been tested at the mini-pilot plant level. Two further stages of pilot plant testwork are planned to confirm laboratory bench-scale test results:

•	Continuation of mini pilot plant testwork program.

•	Large scale pilot/demonstration unit.

13.3.1	Mini Pilot Plant

A 100 kg/d mini pilot plant has operated at Ortech to confirm some of the selected processes and to produce quantities of solution required for the bench-scale testing program. Some further mini pilot plant work is planned to evaluate optimization opportunities in advance of the large scale pilot program.

13.3.2	Large Scale Pilot/Demonstration Unit

The demonstration unit will be installed at the full feasibility stage of the project. It is planned to have an ore throughput of 500 kg/d to 1 t/d and to demonstrate all of the key process steps on a continuous basis.

14.0    MINERAL RESOURCE ESTIMATES

The prefeasibility study is based on the mineral resource estimate disclosed in the Micon Technical Report by Lewis et al., 2012 from which the following has been extracted.

14.1	GENERAL

Micon has estimated mineral resources for the B Zone deposit within the Strange Lake Property. The other occurrences within the Strange Lake Property are at an early exploration stage and have insufficient data to conduct resource estimation at this time. The B Zone mineral resource estimate was prepared in compliance with the CIM standards and definitions for the estimation of mineral resources and reserves. Surpac mining software was used for the mineral resource modelling.

This section of the report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, Micon does not consider them to be material.

14.2	DATA USED FOR THE MINERAL RESOURCE ESTIMATE

All of the digital data used in the mineral resource estimate have been supplied by Quest. The effective cut-off date for the data provided was January, 2012 but the effective date of the mineral resource estimate is August 31, 2012. The mineral resource estimate utilized assay data from 256 diamond drill holes completed by Quest between 2009 and 2011. The total drilled length is 37,434 m and the sample database contains sample assay information for 22,565 samples. The primary assay fields which were used in the resource modelling are presented in Table 14.1. The drill hole database was provided in GEMS format and was converted to an MS Access database for use in Surpac software. Assay values in the database below detection limit were assigned a value of half the detection limit to provide a valid number for resource modelling. A lithology table was provided with codes for each of the major rock types in the deposit, primarily pegmatite and subsolvus granite.

Table 14.1

Assay Fields Used in the Resource Modelling

LREO, %	Lanthanum (La2O3), Cerium (CeO2), Praseodymium (Pr6O11 ), Neodymium (Nd2O3), Samarium (Sm2O 3)
HREO + Yttrium, %	Europium (Eu2O3 ), Gadolinium (Gd2O3), Terbium (Tb4O 7), Dysprosium (Dy2O3 ), Holmium (Ho2O3), Erbium (Er2O 3), Thulium (Tm2O3 ), Ytterbium (Yb2O3), Lutetium (Lu2O 3), Yttrium (Y2O3 )
Additional oxides, %	Niobium (Nb2O5 ), Hafnium (HfO2), Zirconium (ZrO2)
Other elements, ppm	Beryllium (Be), Uranium (U), Thorium (Th)

Quest conducted further exploration drilling in 2012 but this drilling did not impact or add any further information the database used for the 2012 updated mineral resource estimate for the B-Zone. Thus the August 31, 2012 mineral resource estimate remains unchanged and is still valid for use in the PFS which is the subject of this report.

An NSR value using estimates of metal prices and recoveries provided by Quest was added to the sample assay database. The parameters used for the Net Smelter Return (NSR) calculation are presented in Table 14.2.

Table 14.2

Parameters for NSR Calculation

Elements	US$/kg	Recovery (%)	$/%/t
Zirconia (ZrO2)	6.43	85	54.7
Dysprosium (Dy2O 3)	718.53	88	6,323.1
Niobium (Nb2O 5)	28.74	83.5	240.0
Neodymium (Nd2O 3)	63.78	88	561.3
Terbium (Tb4O 7)	1,523.63	88	13,407.9
Yttrium (Y2O 3)	15.28	88	134.5
Erbium (Er2O 3)	37.19	88	327.3
Thulium (Tm2O 3)	81.19	88	714.5
Ytterbium (Yb2O 3)	16.19	88	142.5
Lutetium (Lu2O 3)	336.19	88	2,958.5
Praseodymium (Pr6O 11)	63.78	88	561.3
Gadolinium (Gd2O 3)	20.13	88	177.1
Holmium (Ho2O 3)	16.19	88	142.5
Europium (Eu2O 3)	1,349.03	88	11,871.5
A cross-sectional interpretation of the pegmatite lithology was provided to Micon by Quest. The nature of the pegmatite in the deposit consists of many narrow lenses which are interlayered with subsolvus granites and vary widely in shape and continuity from section to section across the deposit. Analysis of the pegmatite intercepts in the cross-sectional interpretation shows that around 40% of the intercepts are less than 2 m thick but there is a cluster of individual lenses forming a pegmatite spine down the centre of the deposit on a bearing of around 030°. This spine is consistent across the entire drilled strike length of the deposit. Across strike, the pegmatite forms a dome shape with narrow flanks dipping around 10°.

14.3	DATA ANALYSIS

Both the pegmatite and subsolvus granite lithologies are mineralized but they have different statistical properties. The mineralization in the pegmatite has the highest grade forming as a log-normal distribution with a positive skew. The coefficient of variation is lowest in Zr and Hf oxides at 0.35, and varies between 0.61 and 0.68 in the LREO and 0.48 and 0.76 in the HREO. The mineralization in the subsolvus granite forms as a normal distribution with little skew. The mean, standard deviation, variance and coefficient of variance are all lower in the subsolvus granite than in the pegmatite. The coefficient of variation is between 0.28 in the LREO, 0.3 to 0.5 in the HREO and lowest in Zr and Hf oxides at 0.25. Histograms and cumulative frequency plots comparing Dy2O3 data in the pegmatite and granite are presented in Figure 14.1 and Figure 14.2. Dysprosium was selected to illustrate the cumulative frequency plots and other analyses in this section because it was the element with the highest calculated in-situ value. The descriptive statistical properties of the pegmatite and granite are presented in Table 14.3.

Figure 14.1

Histogram and Cumulative Frequency of Pegmatite

Figure 14.2

Histogram and Cumulative Frequency of Subsolvus Granite

Table 14.3

Basic Statistical Parameters for Pegmatite and Subsolvus Granite Domains

	TREO	LREO	HREO +Y	La2O3	CeO2	Pr6O11	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb4O7	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3	Nb2O5	HfO2	ZrO2
Subsolvus Granite Domain
Number	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886	15,886
Min	0.028	0.015	0.013	0.003	0.008	0.001	0.003	0.001	<0.001	0.001	<0.001	0.001	<0.001	0.001	<0.001	0.001	<0.001	0.008	0.003	0.001	0.054
Max	9.531	8.671	4.118	1.681	4.244	0.508	1.922	0.317	0.079	0.245	0.061	0.43	0.087	0.254	0.036	0.196	0.029	2.771	2.013	0.147	6.131
Mean	0.9	0.564	0.336	0.125	0.276	0.03	0.108	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.217	0.165	0.045	1.865
Median	0.87	0.554	0.315	0.124	0.271	0.03	0.106	0.024	0.001	0.022	0.005	0.03	0.007	0.02	0.003	0.02	0.003	0.203	0.155	0.043	1.783
StdDev	0.242	0.157	0.131	0.035	0.077	0.009	0.032	0.007	0.001	0.007	0.002	0.013	0.003	0.009	0.001	0.009	0.001	0.088	0.066	0.011	0.464
Variance	0.058	0.025	0.017	0.001	0.006	<0.001	0.001	<0.001	<0.001	<0.001	<0.001	<0.001	<0.001	<0.001	<0.001	<0.001	<0.001	0.008	0.004	<0.001	0.215
COV	0.268	0.278	0.391	0.275	0.28	0.286	0.293	0.287	0.539	0.305	0.362	0.396	0.414	0.423	0.429	0.426	0.429	0.405	0.396	0.243	0.249
Pegmatite Domain
Number	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489	1,489
Min	0.39	0.163	0.185	0.024	0.075	0.009	0.031	0.006	<0.001	0.006	0.002	0.014	0.004	0.011	0.002	0.01	0.001	0.115	0.047	0.003	0.13
Max	8.319	5.014	4.191	0.862	2.508	0.315	1.102	0.233	0.013	0.236	0.059	0.42	0.101	0.314	0.046	0.228	0.029	2.854	3.257	0.23	9.594
Mean	1.661	0.804	0.857	0.166	0.401	0.044	0.152	0.041	0.003	0.045	0.011	0.079	0.018	0.059	0.01	0.062	0.009	0.562	0.383	0.068	3.025
Median	1.363	0.659	0.671	0.139	0.325	0.035	0.122	0.033	0.002	0.035	0.008	0.059	0.014	0.048	0.008	0.056	0.009	0.433	0.323	0.066	2.968
StdDev	0.941	0.51	0.567	0.098	0.257	0.03	0.103	0.027	0.002	0.03	0.008	0.056	0.013	0.038	0.006	0.031	0.004	0.387	0.245	0.025	1.077
Variance	0.885	0.26	0.321	0.01	0.066	0.001	0.011	0.001	<0.001	0.001	<0.001	0.003	<0.001	0.001	<0.001	0.001	<0.001	0.15	0.06	0.001	1.159
COV	0.566	0.634	0.661	0.593	0.642	0.678	0.679	0.655	0.668	0.676	0.717	0.719	0.694	0.645	0.578	0.505	0.457	0.688	0.64	0.366	0.356

Correlation coefficients calculated between the different oxides shows that the REOs correlate most closely with one another but do not correlate with the other oxides of Zr and Hf. Generally, the LREOs correlate most closely with other LREOs and, likewise, for the HREOs. The correlation coefficients are linked to the atomic weights of the elements, with reduced correlation between elements further apart on the periodic table.

Analysis of the grade distributions shows that the average grade in the REOs increases slightly towards the northeast of the deposit, particularly for the HREOs. Grade distribution in the granites is fairly uniform although there is a distinct drop off in grade below the 300 m elevation in all of the oxides.

14.3.1	Specific Gravity

Quest conducted specific gravity (SG) readings on 631 samples from the B Zone using the immersion method at the Sudbury offices of Vale, and performed according to the Vale protocol. The samples were grouped into 141 pegmatite samples and 490 granite samples. The results suggested a specific gravity of 2.74 g/cm3 for pegmatites and 2.72 g/cm3 for granites and country rock.

Before collecting SG data, a complete calibration of the weight scale was undertaken in accordance to the Vale procedure. This included internal and external calibration tests using different calibration masses on the weight scale.

As part of a second QA/QC control, approximately 10% of the samples were forwarded to an external laboratory for comparative SG measurements.

14.4	GEOLOGICAL INTERPRETATION

The different statistical properties in the pegmatite and subsolvus granite suggest that it is ideal to consider them separately in resource modelling. However, the shape and distribution of individual pegmatite lenses is too variable between sections for them to be connected up effectively to form a solid wireframe model. Therefore, Micon has focused on modelling the wider pegmatite spine and dome structure allowing some mixing between the interlayered lithologies in order to maintain continuity of the domain along strike and allow construction of a wireframe solid. As it is primarily comprised of pegmatite and contains the highest grade mineralization in the deposit this domain was termed the Enriched Zone.

High grade intervals of at least 5 m thick were identified in the drill hole database using a combination of the pegmatite lithology indicators and NSR value. The maximum acceptable internal dilution was 3 m of low grade mineralization, provided that the total composite grade remained above the cut-off. Various NSR cut-offs were applied and the descriptive statistical properties of the resultant high grade intervals were compared to the properties from the raw pegmatites to ensure that a representative population was being selected for modelling. An NSR cut-off of Cdn$725 was ultimately used as it formed intervals which could be connected between sections and maintained the descriptive statistical properties of the pegmatite.

This process of modelling the Enriched Zone intervals in the database introduced around 40% more samples compared to the pegmatite lithology, with a net reduction in the average grade across the elements of 15%. The standard deviation and coefficient of variation of the sample data selected was also reduced slightly compared to the pegmatite lithology samples. Cumulative frequency statistics showed a log-normal population with a strong positive skew.

To make the domain model, each interval was connected on section and the envelope was extruded 50 m beyond the outermost holes in the zone. The envelopes were then joined between the sections to create a closed wireframe solid model. The resultant model is roughly 1,200 m long, consistent over the entire strike length of the deposit, and up to 500 m wide. Structurally the domain follows the dome shape with the pegmatite spine down the centre of the deposit on a bearing of 030°. There are areas where the model bifurcates into separate upper and lower lenses but these are connected to form a single model. The domain obtains a maximum thickness of 56 m in hole BZ10040 but, on average, the thickness is 14 m. The domain is open to the northeast but limited to the south and east by low grade boreholes. The northern end extends below the lake. A long section and three-dimensional view of the modeled domain is presented in Figure 14.3.

The subsolvus granite domain includes all remaining drilled mineralization outside of the Enriched Zone domain model. This domain contains some high grade samples from some narrow and isolated pegmatite intercepts which were rejected from the Enriched Zone. As the vast majority of samples are subsolvus granite the main statistical properties of the population are not affected. It is expected that these high grades will influence the local estimates during resource modeling and therefore they have been capped. The mineralization remains open in all directions from the drilled area so the subsolvus granite domain does not need to be constrained by a wireframe model.

14.5	STATISTICAL ANALYSIS

The sample data within the domain models were flagged in the assay database and the descriptive statistics and cumulative frequency distributions of the sample populations were examined.

Figure 14.3

Enriched Zone Wireframe Domain Model

500Z
450Z
400Z
350Z
B'
A'
A
B
428000E
6242600N
6242600N
6243100N
6243100N
N
A
A'
BZ11162
BZ11167
BZ11171
BZ10082
BZ11228
BZ10081
BZ11170
BZ10095
BZ11164
50 m
NW
SE
B
B'
100m
N

14.5.1	Grade Capping

Grade capping was applied to the assays to remove any outlier values which could exert an undue influence during block grade interpolation. In the Enriched Zone the methodology employed for establishing the outlier limit was to sort the sample populations from smallest to largest and cap to the value where there is a large increment in grade as the population breaks apart. Fewer than 100 samples were capped as the sample populations contain very few outlier grades. This is supported by the low coefficient of variation shown by the pegmatite sample population.

In the granites the outlier limit was set at the 99th percentile value. This set a lower capping value than in the Enriched Zone so that the isolated high grade pegmatite samples within the domain do not result in local grade overestimation or grade smearing. Typically up to 250 samples were capped using this method.

14.5.2	Compositing

The length of samples in the assay database is variable with a minimum of 0.03 m up to a maximum of 4.0 m. However, the average sample length is 1.59 m so it was decided to composite all samples to 2 m for resource modelling. The composites were constructed using a best-fit algorithm that allowed the composite length to be varied within a given tolerance of 25% in order to minimize the loss of data but maintain a consistent composite length. The descriptive statistical parameters for the composited data in the Enriched Zone are presented in Table 14.4. The effect of the grade capping and compositing was a small reduction in the average grades. The coefficient of variation remains low, which will assist in allowing an unbiased estimate of the mean grade within the resource estimation.

14.5.3	Variography

Experimental semi-variograms were evaluated for all oxide fields using the composite data from the Enriched Zone domain. In order to determine the direction of maximum grade correlation a total of 36 directional semi-variograms were formed on a plane plunging at 8° towards a bearing of 020° with an angular tolerance of 20°. A lag range from 30 m to 70 m was used to account for the variation in data spacing in the different directions. The semi-variogram model for Dy2O3 is presented in Figure 14.4.

Figure 14.4

Semi-Variogram Model for Dy2O3

The most obvious characteristic of the semi-variograms was a high nugget value. A down-hole variogram at a lag spacing of 2 m was produced to confirm the short range spatial variability of the data and to define the nugget value. A down-hole semi-variogram model was also made for the pegmatite only, in order to rule out the possibility that the nature of the Enriched Zone with interlayered pegmatite and granite could have increased the variability of the grade. All results showed a similar high nugget which suggest that the high nugget is intrinsic to the mineralization. Another important characteristic is that there is little anisotropy between the principal directions with variogram range typically around 150 m in all directions. This is shown on the planimetric variogram map in the bottom right of Figure 14.4 and suggests that the grade variability is similar in all directions. These characteristics were consistent in the variography of all of the oxides.

Table 14.4

Basic Statistical Parameters for the Enriched Zone Domain

	TREO	LREO	HREO +Y	La2O3	CeO2	Pr6O11	Nd2O3	Sm2O3	Eu2O3	Gd2O3	Tb4O7	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3	Nb2O5	HfO2	ZrO2
Enriched Zone Domain (uncut)
Number	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076
Min	0.496	0.12	0.087	0.022	0.063	0.006	0.02	0.006	<0.001	0.008	0.002	0.008	0.002	0.004	0.001	0.003	<0.001	0.05	0.052	0.001	0.065
Max	8.336	5.09	3.808	1.114	2.548	0.319	1.116	0.234	0.013	0.221	0.054	0.368	0.09	0.3	0.044	0.235	0.03	2.557	2.995	0.219	9.304
Mean	1.452	0.733	0.719	0.154	0.364	0.04	0.138	0.037	0.002	0.039	0.009	0.067	0.015	0.049	0.008	0.051	0.007	0.471	0.349	0.06	2.631
Skew	2.576	3.788	2.596	3.717	3.854	3.998	3.859	2.929	2.696	2.673	2.721	2.743	2.725	2.6	2.379	1.896	1.426	2.63	4.269	1.013	0.972
StdDev	0.824	0.444	0.5	0.087	0.224	0.026	0.09	0.023	0.001	0.026	0.007	0.049	0.011	0.034	0.005	0.029	0.004	0.341	0.216	0.023	1
Variance	0.679	0.198	0.25	0.008	0.05	0.001	0.008	0.001	<0.001	0.001	<0.001	0.002	<0.001	0.001	<0.001	0.001	<0.001	0.116	0.047	0.001	1.001
COV	0.568	0.606	0.696	0.567	0.615	0.645	0.647	0.633	0.653	0.663	0.72	0.733	0.725	0.688	0.635	0.573	0.538	0.724	0.619	0.377	0.38
Enriched Zone Domain (CUT)
Number	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076	2,076
Min	0.496	0.119	0.087	0.022	0.063	0.006	0.02	0.006	<0.001	0.008	0.002	0.008	0.002	0.004	0.001	0.003	<0.001	0.05	0.052	0.001	0.065
Max	6.287	4.232	3.612	0.7	2.305	0.24	0.84	0.196	0.013	0.205	0.05	0.364	0.088	0.258	0.038	0.211	0.028	2.451	1.4	0.146	6.373
Mean	1.439	0.725	0.714	0.151	0.361	0.039	0.136	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.467	0.343	0.06	2.625
Skew	2.266	2.994	2.424	2.428	3.233	3.036	3.003	2.631	2.572	2.462	2.606	2.541	2.557	2.306	2.094	1.648	1.308	2.475	2.161	0.837	0.785
StdDev	0.777	0.404	0.481	0.075	0.208	0.023	0.08	0.022	0.001	0.025	0.007	0.046	0.011	0.032	0.005	0.028	0.004	0.328	0.178	0.022	0.98
Variance	0.604	0.163	0.231	0.006	0.043	0.001	0.006	<0.001	<0.001	0.001	<0.001	0.002	<0.001	0.001	<0.001	0.001	<0.001	0.108	0.032	<0.001	0.96
COV	0.54	0.557	0.673	0.497	0.577	0.579	0.588	0.609	0.642	0.641	0.702	0.703	0.704	0.658	0.61	0.554	0.53	0.703	0.52	0.37	0.373

A variogram model was made for each oxide with the principal axis selected in the direction in which the first point with at least 2,000 pairs has the lowest gamma value. The parameters from the variography analysis for the oxides are presented in Table 14.5.

Table 14.5

Variogram Parameters from the Enriched Zone Domain

Oxide	Bearing	Plunge	Dip	Maj- Semi	Maj- Min	Nugget	Covariance	Range	Nugget Effect
La2O3	170	7	4	1.25	2.6	0.0042556	0.0013696	140	76
CeO2	170	6	10	1.1	2.6	0.0280819	0.0156769	150	64
Pr6O11	170	6	10	1.5	2.1	0.0003834	0.0001352	160	74
Nd2O3	190	7	2	1	3	0.0037438	0.0026219	120	59
Sm2O3	160	6	0	1.4	2.5	0.0003964	0.0001136	160	78
Eu2O3	170	7	10	1	2.4	0.0000013	0.0000007	145	64
Gd2O3	170	6	20	1	3	0.0003840	0.0002380	140	62
Tb4O7	160	6	-10	1.2	2	0.0000260	0.0000190	160	58
Dy2O3	190	2	-10	1	1.8	0.0012615	0.0009232	135	58
Ho2O3	160	6	0	1	1	0.0000804	0.0000376	95	68
Er2O3	170	7	-10	1.5	1.8	0.0007461	0.0003177	165	70
Tm2O3	160	6	-10	1	2	0.0000150	0.0000087	146	63
Yb2O3	160	6	0	1.8	2.5	0.0004946	0.0002892	150	63
Lu2O3	160	6	0	1.8	2.3	0.0000120	0.0000030	170	80
Y2O3	170	6	-20	1.6	1.8	0.0731801	0.0366315	160	67
Nb2O5	170	7	-30	1	2.2	0.0134738	0.0181174	230	43
HfO2	60	-6	0	1.8	2.2	0.0003643	0.0001306	150	74
ZrO2	60	-6	-10	1.3	1.5	0.5368078	0.4225670	125	56

Although the selection of the direction of highest grade correlation is relatively ambiguous, as discussed above, in most of the REO mineralization the principal direction selected was following a bearing of 160 to 190o. This is close to the orientation of the drill lines so could be related to the closer spaced drill hole data on the section lines. The dip of the variogram models varies, with the LREO having a positive dip (towards the east) and the HREO, generally having a negative dip (towards the west). This roughly corresponds with the different flanks of the dome structure for the Enriched Zone domain, and could be caused by the influence of slightly less variability or enrichment of LREO in the eastern flank and HREO in the western flank. It is unlikely that in the eastern flank of the dome the HREO mineralization would be cross-cutting the narrow pegmatite lenses.

Micon believe this structural control is most likely the major influence on the distribution of mineralization rather than any other underlying patterns shown due to the relatively omni-directional results from the variography.

14.6	BLOCK MODEL

The B Zone block model utilized regular-shaped blocks measuring (X) 10 m by (Y) 10 m by (Z) 5 m which are rotated at 030º. This block size configuration was the most appropriate considering the geometry of the mineralization and the distribution of sample information. The parameters that describe the block model are summarized in Table 14.6.

Table 14.6

Dimensions of the B Zone Block Model

Block Model	X direction	Y direction	Z direction
Origin (m)	426,880	6,242,292	100
Extents (m)	428,380	6,244,192	600
Parent Block Size (m)	10	10	5
Number of Parent Blocks	150	190	50

The block model was limited below a topography surface created using 1-m contours. Each block in the model which fell within the wireframe model was flagged in the Enriched Zone domain. The volume difference between the wireframe and the domain blocks was less than 1%. The Granite domain blocks were flagged below a contoured overburden surface. Without an actual wireframe the extents of the granite domain is limited by the availability of drill hole data during the resource estimation.

14.6.1	Grade Interpolation

The regular spaced drilling data for the B Zone deposit allows a linear grade interpolation method to be effective. On the basis of the omni-directional results with limited anisotropy shown in the variography analysis there will be very little difference between an Ordinary Kriged or an Inverse Distance estimate. Micon has therefore selected Inverse Distance as the method for grade interpolation in the B Zone block model as it allows simple variation in the power to account for the different statistical properties shown by the different elements. In the REE oxides which show a high nugget effect the grade interpolation was performed using Inverse Distance squared (ID2). This spreads the estimation weight across the informing composite samples so that the estimation is smoothed, as dictated by the high nugget. In the oxides with lower nugget effect Inverse Distance cubed (ID3) was used which assigns more of the estimation weight to the closer informing composite samples. Discretization to 2-m cells was applied to the grade interpolations to account for the volume variance effect.

The Enriched Zone and Subsolvus Granite domains were estimated and reported separately. Average grades for each of the 21 major fields shown in Table 14.1 were interpolated.

In the Enriched Zone domain the ellipses were orientated following the dip of the flanks of the dome structure. The domain was split down the axis of the dome into the northwest and southeast dipping flanks which were estimated separately. The variogram range of 150 m and major-minor axis anisotropy was used to define the search radius for the ellipse. The grade of each block was interpolated using up to 16 composite samples with a maximum of 4 from a single borehole. This allowed composite samples from every direction from the block into the grade interpolation.

In the Granite domain, a single ellipse was used with a 150 m search radius orientated on a bearing of 020o with a plunge of 8º. As with the Enriched Zone domain, the grade of each block was interpolated using up to 16 composite samples with a maximum of 4 from a single borehole so that composite samples from every direction were used. Since the estimates were unconstrained, the total number of samples used to estimate the grade of each block was recorded to be used in the resource classification.

When the estimations were complete, fields were added to the block model to sum up the total TREO and the LREO and HREO grades and the NSR value was re-estimated. Images showing the distribution of grade values in the block model are presented in Figure 14.5 through Figure 14.7.

Figure 14.5

Three-dimensional Isometric View of Block Model Showing Grade Distribution of LREO

Figure for visualization purposes only, not to scale.

Figure 14.6

Three-dimensional Isometric View of Block Model Showing Grade Distribution of HREO+Y

Figure for visualization purposes only, not to scale.

Figure 14.7

Three-dimensional Isometric View of Block Model Showing Grade Distribution of TREO

Figure for visualization purposes only, not to scale.

The results show that there are localized areas of very high grade mineralization and these are concentrated mostly at the northern end of the Enriched Zone.

14.6.2	Block Model Validation

In order to validate the B Zone block model and check for conditional bias introduced during the grade interpolation, several plots were created which compared estimated block grade estimates and composite sample average grades on a local and global scale.

In the first check, all the composite samples were declustered to a volume equivalent to the parent block size of the block model. Average composite grades were imported into the block model to allow a direct comparison of composite grade and estimated grade, providing insight into the accuracy of local estimates. The scatter plots in Figure 14.8 show the correlation between the composite sample data and the estimated grade for Dy2O3. A correlation coefficient of 0.91 between the declustered composites and block estimates confirms a good correlation.

Figure 14.8

Declustered Composite Grade Versus Block Estimate Grade for Dy2O3

The results of the declustering shows some smoothing of grade compared to the 1:1 line, which is typical of linear grade interpolation. The degree of smoothing is not severe and the correlation coefficient is typically high at around 0.9 for all of the oxides.

The second validation check involves reblocking the model into a larger cell size to check the accuracy of the estimates on a larger scale. The block model was re-blocked into 100 m by 100 m by 50 m cells, and the average grades between the block estimates and composites are compared. Cells containing fewer than 10 composite samples were removed from the plot as they contain too little data for a meaningful comparison. The scatter plots in Figure 14.8 and

Figure 14.9 show good comparisons for all elements with tight clusters of points along the 1:1 line.

Figure 14.9

Declustered Composite Grade Versus Block Estimate Grade for Dy2O3

Another method used to validate the block model was to sub-divide the drill hole data into sectors spaced roughly 150 m along strike, having more or less equal drilling density, and compare the average grade of the composites to the average estimated block grade within the sector. The sectors were numbered 1 to 8 starting in the southwest end of the deposit. The resultant plot is presented in Figure 14.10.

Figure 14.10

Sector Analysis for Dy2O3

The plot for the Enriched Zone domain shows that the estimated average grade is higher than that of the composites in some of the sectors at the north end. The error between the composite and block average grade in the northern sectors is less than 2% which is within an acceptable estimation error for the deposit.

The difference in grades may suggest over-estimation in these sectors but it may also be the result of the block estimates being influenced by composite samples from adjacent sectors, or by isolated high grade samples being used to estimate the grade in several blocks and therefore becoming more heavily weighted in the block grade average than in the composite average. In either case, the issue is caused by some high grade samples which can be difficult to control in a linear estimation. In order to check that these samples were not causing local over-estimation, the estimation was re-run using composite sample data with a lower capping grade set, thus removing more of the very high grade samples. Although the difference was smaller, the block estimate average grade was still higher than the sector composite average grade, suggesting it is caused by the location of the composite samples.

In the Granite domain the block estimates are lower, on average, compared to the composite samples. Again, this is caused by the location of the composite samples since, below the 300 m elevation, the drill hole density is lower, at approximately 200 m by 100 m spacing between holes, and the average grade of samples is also lower. Thus, all of the blocks below the 300 m elevation are being estimated using a few low grade composite samples, so they are not weighted equally with those above the 300 m elevation. When only the blocks above 300 m are shown on the chart, the average grades compare well.

From the various validation methods applied by Micon, it is satisfied that there has been no bias introduced into the grade estimation in the B Zone block model.

14.6.3	Pit Optimization

The mineral resources at B Zone occur near to surface and are amenable to conventional open pit mining methods. Open pit optimization was run on the block model to define the proportion of the resources which could be mined from an open pit. A boundary was drawn to exclude the resources below the lake from the pit optimization.

The NSR attribute in the block model was used for the net revenue calculation in pit optimisation. The parameters used for the NSR calculation are given in Table 14.2. Other assumed technical and economic parameters for the optimization were provided by Quest and these are presented in Table 14.7. The resource estimate also assumes a 100% recovery of the mined material.

The resultant pit shell is 1.75 km long by 1.0 km wide and over 400 m deep (Figure 14.11). It includes the majority of the estimated resources in the block model with the exclusion of those below Lac Brisson.

Table 14.7

Parameters for Pit Optimization on the B Zone

Parameter	US$/t
Mining operating cost	5.18
Processing costs	227.01
G&A costs	14.31
Site other costs	12.29
Pit slopes (degrees)	45

Figure 14.11

B Zone Optimized Pit Shell

Figure for visualization purposes only, not to scale.

14.6.4	Mineral Resource Classification

Micon has assigned the resources in the B Zone deposit to the Indicated and Inferred classification on the basis of data density. At this time Micon has not assigned any Measured resources. The majority of the B Zone deposit has been drilled at a spacing of 50 m by 50 m with some areas drilled at 25 m by 50 m. At depth, the drill hole spacing becomes 200 m by 100 m since the majority of holes were drilled to less than 150 m depth.

The Indicated class was assigned to all resource blocks which fall in areas with a drill spacing of at least 50 m by 50 m and were estimated using at least 16 samples from a minimum of four drill holes.

All remaining resource blocks in the block model occurring within the optimized pit shell and with an estimated a grade greater than zero were assigned to the Inferred classification.

The Enriched Zone domain contains the highest grade mineralization in the deposit. The high grade mineralization is controlled by the pegmatite lithology which, given the relatively close drill hole spacing, shows a lot of variability in the shape and distribution between sections meaning that it cannot be modelled separately from the granites with confidence. The Enriched Zone model has improved the continuity of the high grade mineralization across the deposit however this domain is comprised of interstitial lenses of pegmatite and granite lithologies each showing a high nugget effect in the mineralization which limits confidence in the actual grade distribution. On the basis of the CIM guidelines for resource classification Micon has assigned the Enriched Zone domain to the Indicated class.

Mineralization in the Subsolvus Granite domain is fairly homogenous with localized isolated patches of higher grade pegmatite mineralisation. Within the 50 m by 50 m drilled area resources in this domain have been classed as Indicated. To define the Indicated proportion of the domain, a contoured surface was made following the bottom of the 50 m by 50 m spaced drill holes. This surface was then lowered a further 50 m and all blocks which fell above the surface were classed as Indicated. All remaining blocks were classed as Inferred.

14.6.5	Mineral Resource Estimation

Mineral resources were estimated in accordance with the definitions contained in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines that were prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council on 27 November, 2010.

The mineral resources at B Zone occur near to surface and are amenable to conventional open pit mining methods. Although an NSR was used to generate the pit optimization the NSR was converted to an equivalent cut-off grade to be able to compare with the previous estimates. An economic cut-off base case grade of 0.5% TREO was considered appropriate for reporting the mineral resources. A specific gravity of 2.74 g/cm3 was used for reporting the Enriched Zone domain and 2.72 g/cm3 for the Granite domain.

Indicated Mineral Resources are estimated at 278.13 Mt at 0.93% TREO. Inferred Mineral Resources are estimated at 214.35 Mt at 0.85% TREO. The resource estimates are summarized in Table 14.8 through Table 14.11.

The effective date of the mineral resource estimate is August 31, 2012 and it was disclosed in a Technical Report dated December 14, 2012.

It is Micon’s opinion that there is no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues exist that would adversely affect the mineral resources presented above. However, the mineral resources presented herein are not mineral reserves as they have not been subject to adequate economic studies to demonstrate their economic viability.

Table 14.8

B Zone Resources Estimated by Micon as of August 31, 2012

Domain	Tonnes (x1000t)	LREO (%)	HREO + Y (%)	TREO (%)	H:T Ratio	ZrO2 (%)	HfO2 (%)	Nb2O5 (%)
INDICATED
Enriched Zone	20,020	0.72	0.72	1.44	0.50	2.59	0.06	0.34
Granite	258,108	0.55	0.33	0.89	0.38	1.87	0.05	0.16
Total	278,128	0.57	0.36	0.93	0.39	1.92	0.05	0.18
INFERRED
Granite	214,351	0.55	0.30	0.85	0.35	1.71	0.04	0.14

1)	Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
2)	The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category

The following should be noted:

1.	Total Rare Earth Oxides (TREO+Y) include: La2O3 , CeO2, Pr6O11, Nd2O3 , Sm2O3, Eu2O3, Gd2O3 , Tb4O7, Dy2O3, Ho2O3 , Er2O3, Tm2O3, Yb2O3 , Lu2O3 and Y2O3.

2.	Heavy Rare Earth Oxides (HREO+Y) include: Eu2O3 , Gd2O3, Tb4O7, Dy2O3 , Ho2O3, Er2O3, Tm2O3 , Yb2O3, Lu2O3 and Y2O3 .

3.	Light Rare Earth Oxides (LREO) include: La2O3 , CeO2, Pr6O11, Nd2O3 and Sm2O3.

4.	The effective date of the resource estimate is August 31, 2012.

5.	The resource estimate is based on drill-core assays from Quest’s 2009 to 2011 assay database.

6.	Micon considers a cut-off grade of 0.50% TREO+Y to be reasonable based on a Whittle pit optimization and a minimum marginal economic value of $250 NSR based upon processing and G&A cost estimates for the current block model.

7.	Average specific gravity is 2.72 g/cm3 for the Granite Domain and 2.74 g/cm3 for the Enriched Zone.

8.	The resource estimate has been classified as an Indicated and Inferred Resource on the basis of data density applying the following criteria:

•

Indicated classification was assigned to all resource blocks in the model occurring within the optimized pit shell which fall in areas with a drill spacing of at least 50 m by 50 m and was estimated using at least 16 samples from a minimum of four drill holes.

•	All remaining resource blocks in the block model occurring within the optimized pit shell and with an estimated a grade greater than zero were assigned to the Inferred class.

9.	The resource estimate takes into account the following:

•	A database of 256 drill holes, totalling approximately 37,434 m of diamond drilling, using 22,565 samples.

•	Assay values in the database below the detection limit were assigned a value of half the detection limit.

•	Samples were composited to a 2 m length.

•	A lithology table was provided with codes for each major rock type observed in the deposit, primarily identified as pegmatite and subsolvus granite.

•

A cross-sectional interpretation of the pegmatite lithology was provided by Quest and was used by Micon to model the wider pegmatite spine and dome structure with some mixing of the interlayered lithologies allowed in order to maintain continuity of the domain along strike and to allow for a wireframe construction of the Enriched Zone to be completed.

•

The minimum modeled length of the high-grade intervals for the Enriched Zone width was 5 m using a combination of pegmatite lithology indicators and an NSR value with a maximum acceptable internal dilution of 3 m provided the total composite grade remained above a cut-off. An NSR cut-off for the “Enriched Zone” of $725/t was ultimately used as it formed intervals which could be connected between sections and maintained the descriptive statistical properties of the pegmatite.

•

Grade capping was applied. In the case of the Enriched Zone, the methodology employed for establishing the outlier limit was to sort the sample populations from smallest to largest and cap to the value where there is a large increment in grade as the population breaks apart. In the granites the outlier limit was set at the 99th percentile value. This set a lower capping value than in the Enriched Zone so that the isolated high-grade pegmatite samples within the domain did not result in local grade overestimation or grade smearing.

•

Block model utilized regularly-shaped blocks measuring (X) 10 m by (Y) 10 m by (Z) 5 m which are rotated at 030º. The block model was limited below a topographic surface created using 1 m contours. Overburden lithology was not included in the block model and was excluded using a digital surface model.

•

Inverse Distance modeling was used as the method for grade interpolation in the B-Zone block model as it allows simple variation in the power to account for the different statistical properties shown by the different elements. In the REE oxides which show a high nugget effect the grade interpolation was performed using Inverse

Distance squared (ID2). This spreads the estimation weight across the informing composite samples so that the estimation is smoothed, as dictated by a high nugget. In the oxides with lower nugget effect Inverse Distance cubed (ID3) was used which assigns more of the estimation weight to the closer informing composite samples. Discretization to 2-m cells was applied to the grade interpolations to account for the volume variance effect.

•	The resource estimate assumes 100% recovery.

Table 14.9

B Zone Resources in the Enriched Zone Domain by TREO Cut-off Grade

TREO Cut-off (%)	Tonnes (x1000t)	LREO (%)	HREO + Y (%)	TREO (%)	H:T Ratio	ZrO2 (%)	HfO2 (%)	Nb2O5 (%)	Be (ppm)	Th (ppm)	U (ppm)
INDICATED
2.00	1,544	1.06	1.23	2.29	54	2.49	0.05	0.46	937	993	146
1.75	3,273	0.97	1.09	2.06	53	2.55	0.06	0.44	836	840	133
1.50	6,690	0.88	0.95	1.83	52	2.60	0.06	0.41	744	719	120
1.25	13,111	0.79	0.82	1.60	51	2.62	0.06	0.37	652	622	107
1.00	19,144	0.73	0.73	1.46	50	2.60	0.06	0.35	586	568	99
0.90	19,880	0.72	0.72	1.44	50	2.59	0.06	0.35	576	560	98
0.80	20,010	0.72	0.72	1.44	50	2.59	0.06	0.34	575	559	97
0.70	20,018	0.72	0.72	1.44	50	2.59	0.06	0.34	575	559	97
0.60	20,020	0.72	0.72	1.44	50	2.59	0.06	0.34	575	559	97
0.50	20,020	0.72	0.72	1.44	50	2.59	0.06	0.34	575	559	97

Table 14.10

B Zone Resources in the Granite Domain by TREO Cut-off Grade

TREO Cut-off (%)	Tonnes (x1000t)	LREO (%)	HREO+ Y (%)	TREO (%)	H:T Ratio	ZrO2 (%)	HfO2 (%)	Nb2O5 (%)	Be (ppm)	Th (ppm)	U (ppm)
INDICATED
2.00	29	1.11	1.11	2.22	50	1.81	0.04	0.31	915	753	94
1.75	79	1.03	0.96	1.99	48	1.86	0.04	0.32	722	677	91
1.50	396	0.87	0.80	1.67	48	2.05	0.05	0.31	531	614	89
1.25	2,005	0.77	0.64	1.40	45	2.09	0.05	0.27	472	499	79
1.00	24,680	0.65	0.44	1.09	41	1.99	0.05	0.21	333	356	62
0.90	96,968	0.60	0.38	0.98	38	1.91	0.05	0.18	273	304	55
0.80	225,374	0.57	0.34	0.91	38	1.88	0.05	0.17	240	274	51
0.70	256,151	0.56	0.33	0.89	38	1.87	0.05	0.16	234	269	51
0.60	257,968	0.55	0.33	0.89	38	1.87	0.05	0.16	234	268	51
0.50	258,108	0.55	0.33	0.89	38	1.87	0.05	0.16	234	268	51
INFERRED
2.00	–	–	–	–	–	–	–	–	–	–	–
1.75	–	–	–	–	–	–	–	–	–	–	–
1.50%	56	0.74	0.82	1.56	52	1.66	0.04	0.21	280	635	79
1.25%	500	0.75	0.61	1.36	45	1.77	0.04	0.20	304	453	67
1.00%	10,025	0.65	0.43	1.07	40	2.02	0.05	0.20	269	348	62
0.90%	41,468	0.60	0.37	0.97	38	1.93	0.05	0.18	230	305	55
0.80%	156,611	0.57	0.31	0.88	35	1.74	0.04	0.15	193	241	46
0.70%	212,266	0.55	0.30	0.85	35	1.71	0.04	0.14	184	227	44
0.60%	214,348	0.55	0.30	0.85	35	1.71	0.04	0.14	184	227	44
0.50%	214,351	0.55	0.30	0.85	35	1.71	0.04	0.14	184	227	44

Table 14.11

Zone REO Resources by TREO Cut-off Grade

TREO Cut-off (%)	Tonnes (x1000t)	La2O3 (%)	CeO2 (%)	Pr6O11 (%)	Nd2O3 (%)	Sm2O3 (%)	Eu2O3 (%)	Gd2O3 (%)	Tb4O7 (%)	Dy2O3 (%)	Ho2O3 (%)	Er2O3 (%)	Tm2O3 (%)	Yb2O3 (%)	Lu2O3 (%)	Y2O3 (%)
Enriched Zone INDICATED
2.00%	1,544	0.22	0.53	0.058	0.20	0.058	0.004	0.064	0.016	0.114	0.026	0.082	0.013	0.078	0.011	0.82
1.75%	3,273	0.20	0.49	0.053	0.18	0.052	0.003	0.057	0.014	0.101	0.023	0.073	0.012	0.071	0.010	0.72
1.50%	6,690	0.18	0.44	0.048	0.17	0.046	0.003	0.050	0.012	0.088	0.020	0.065	0.010	0.064	0.009	0.63
1.25%	13,111	0.16	0.39	0.043	0.15	0.041	0.002	0.043	0.011	0.075	0.017	0.056	0.009	0.057	0.008	0.54
1.00%	19,144	0.15	0.36	0.040	0.14	0.037	0.002	0.039	0.010	0.067	0.016	0.050	0.008	0.052	0.008	0.48
0.90%	19,880	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.80%	20,010	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.70%	20,018	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.60%	20,020	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
0.50%	20,020	0.15	0.36	0.039	0.14	0.036	0.002	0.039	0.009	0.066	0.015	0.049	0.008	0.051	0.007	0.47
Granite Domain INDICATED
2.00%	29	0.22	0.54	0.062	0.22	0.060	0.004	0.064	0.016	0.107	0.024	0.074	0.012	0.065	0.009	0.74
1.75%	79	0.21	0.51	0.057	0.20	0.054	0.003	0.057	0.014	0.092	0.021	0.064	0.010	0.057	0.008	0.63
1.50%	396	0.18	0.43	0.048	0.17	0.045	0.003	0.047	0.012	0.077	0.017	0.054	0.008	0.050	0.007	0.53
1.25%	2,005	0.16	0.38	0.042	0.15	0.037	0.002	0.038	0.009	0.060	0.014	0.043	0.007	0.041	0.006	0.42
1.00%	24,680	0.14	0.32	0.035	0.12	0.029	0.002	0.029	0.006	0.042	0.009	0.029	0.005	0.030	0.004	0.29
0.90%	96,968	0.13	0.29	0.033	0.11	0.026	0.001	0.025	0.005	0.036	0.008	0.025	0.004	0.025	0.004	0.24
0.80%	225,374	0.13	0.28	0.031	0.11	0.025	0.001	0.023	0.005	0.032	0.007	0.022	0.004	0.023	0.003	0.22
0.70%	256,151	0.12	0.27	0.030	0.11	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.22
0.60%	257,968	0.12	0.27	0.030	0.11	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.22
0.50%	258,108	0.12	0.27	0.030	0.11	0.024	0.001	0.023	0.005	0.032	0.007	0.022	0.003	0.022	0.003	0.22
Granite Domain INFERRED
2.00%	56	0.16	0.36	0.040	0.14	0.040	0.002	0.046	0.012	0.077	0.018	0.053	0.009	0.049	0.006	0.55
1.75%	500	0.16	0.36	0.041	0.15	0.036	0.002	0.037	0.009	0.058	0.013	0.040	0.006	0.039	0.005	0.40
1.50%	10,025	0.14	0.32	0.035	0.12	0.029	0.002	0.028	0.006	0.040	0.009	0.028	0.005	0.029	0.004	0.27
1.25%	41,468	0.13	0.29	0.032	0.11	0.026	0.001	0.025	0.005	0.035	0.008	0.024	0.004	0.025	0.004	0.24
1.00%	156,611	0.13	0.28	0.030	0.11	0.024	0.001	0.022	0.005	0.029	0.006	0.020	0.003	0.020	0.003	0.20
0.90%	212,266	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.80%	214,348	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.70%	214,351	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.60%	214,351	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19
0.50%	214,351	0.12	0.27	0.029	0.11	0.023	0.001	0.022	0.004	0.028	0.006	0.019	0.003	0.019	0.003	0.19

15.0    MINERAL RESERVE ESTIMATES

The mineral reserves for the Strange Lake Project, as of 14 October, 2013, are summarized in Table 15.1. These mineral reserves are included within the mineral resources discussed in the previously released NI 43-101 Technical Report dated 14 December, 2012 and provided in Section 14 of this report. The mineral reserves only include indicated mineral resources (there are no measured mineral resources at Strange Lake) that are mined and shipped for processing during the 30-y operating period. Any above cut-off resource material remaining on the property (in stockpiles or in-situ) is not considered in the stated mineral reserves.

Table 15.1

Strange Lake Estimated Mineral Reserves

(as of 14 October 2013)

Item	Proven	Probable	Proven plus Probable
Mt	0	43.199	43.199
NSR ($/t)	0.00	746.48	746.48
TREO (%)	0.0000	1.1622	1.1622
HREO (%)	0.0000	0.5314	0.5314
LREO (%)	0.0000	0.6308	0.6308
Nb2O5 (%)	0.0000	0.2581	0.2581
ZrO2 (%)	0.0000	2.3088	2.3088
CeO2 (%)	0.0000	0.3120	0.3120
Dy2O3 (%)	0.0000	0.0497	0.0497
Er2O3 (%)	0.0000	0.0359	0.0359
Eu2O3 (%)	0.0000	0.0018	0.0018
Gd2O3 (%)	0.0000	0.0311	0.0311
HfO2 (%)	0.0000	0.0544	0.0544
Ho2O3 (%)	0.0000	0.0113	0.0113
La2O3 (%)	0.0000	0.1347	0.1347
Lu2O3 (%)	0.0000	0.0054	0.0054
Nd2O3 (%)	0.0000	0.1195	0.1195
Pr6O11 (%)	0.0000	0.0342	0.0342
Sm2O3 (%)	0.0000	0.0304	0.0304
Tb4O7 (%)	0.0000	0.0072	0.0072
Tm2O3 (%)	0.0000	0.0058	0.0058
Y2O3 (%)	0.0000	0.3462	0.3462
Yb2O3 (%)	0.0000	0.0369	0.0369

1.	Numbers are rounded to reflect the precision of the estimate.
2.	The mineral reserves were estimated using a minimum NSR value of $286.29/t cut-off.
3.	Micon is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant factors that will materially affect the validity of this mineral reserve estimate.
4.	CIM Standards on Mineral Resources and Reserves Definitions and Guidelines (1) define a ‘Proven Mineral Reserve as “the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study”, and define a ‘Probable Mineral Reserve’ as the “the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.”
5.	These estimated ore reserves have an effective date of 14 October, 2013.

The mineral reserves presented in Table 15.1 were estimated by Sam J. Shoemaker, Jr., Registered Member-SME. Mr. Shoemaker is a QP as defined in NI 43-101 and is independent of Quest.

The mine plan developed in this report is based on Measured and Indicated Resources only. The ultimate pit limit is based on the results of a Lerchs-Grossmann (LG) optimization completed by Micon. No inferred resource blocks were considered as potential revenue-generating blocks in the optimization.

A fixed economic cut-off was applied on a block-by-block basis to select blocks for potential processing using the parameters summarized in Table 16.2, above. Blocks that were measured or indicated, with a NSR value greater than $600.00/t were ultimately shipped to the crusher and then shipped for remote processing. A small tonnage of low-grade material (NSR values from $286.29/t to $600.00/t) was also shipped to the crusher to maintain annual processing requirements while avoiding excessively high material movements.

16.0    MINING METHODS

A conventional open pit mining operation is proposed for the extraction of ore from the B Zone rare earth element mineral deposit for the Strange Lake Project. Mining will be undertaken by Quest using its own equipment and workforce.

Quest will have responsibility for production drilling and blasting, the excavation and haulage of ore to the primary crusher and the waste rock to the appropriate dump or stockpile, oversize breakage, pit dewatering, haul road maintenance, and equipment maintenance. Quest will provide the open pit equipment, operator training, supervision, pit technical support services, mine consumables, and the pit operations and maintenance facilities. Specialized contractors will be used for the initial site clearing and initial haul road construction in preparation for the mining equipment fleet. Explosives, blasting agents, fuel and other consumables will be sourced from established suppliers.

The Strange Lake Project resources are contained in a single deposit. For the PFS, the ultimate pit has been subdivided into eight phases for scheduling.

Pit and internal phases were designed using MineSight® software, preliminary geotechnical designs, recommended standards for road widths and minimum mining widths based on efficient operation for the size of mining equipment chosen for the project.

Figure 16.1 shows the locations of the ultimate pit, stockpiles, primary crusher, and maintenance shop. The men’s and women’s dry, lunchroom, first aid station, supervisor’s offices, mine superintendent office, and the technical services offices will be located in a building adjoined to the maintenance shop.

Figure 16.1

Strange Lake General Site Layout

LEGEND
1 ACCOMMADATION CAMP
2 MULTI - FUNCTIONAL BUILDING
3 TANK FARM
4 FUELING STATION
5 FUEL TANK
6 GENERATOR
7 FIRE PROTECTION & PUMPING STATION
8 WASTE WATER TREATEMENT UNIT
9 POTABLE WATER TREATEMENT UNIT
Pond #1 ROM & CRUSHED AREA MINE PITE
Pond #2 LOW GRADE STOCKPILE
Pond #3 MEDIUM GRADE STOCKPILE
Pond #4 MINE PITE
Pond #5 WASTE SOOCKPILE
Pond #6 FACILITIES AREA
Pond # 6
Facilities
Tank farm
Borrow Pit SG-1
Power line
Rom pad & Primary crusher
Pond # 2
Low Grade Stockpile
Pond # 4
Mine Pit
Pond # 5
Pond # 3
Waste Dump
Medium Grade Stockpile
Explosive plant 100X50m
Shelter 10X20m
Land fill
Québec / Newfoundland and Labrador Border
Access road
18 Km to camp site
151 Km to port
Air Strip
SITE PLAN
NOT FOR CONSTRUCTION
IN PROGRESS - CONCEPTUAL ONLY
AECOM
QUEST

Provided by AECOM, November, 2013.

16.1	MINE DESIGN

The ultimate pit limit for the Strange Lake deposit was selected based on Lerchs-Grossmann (LG) open pit optimizations using MineSight® and Whittle™ software. The pit will be developed using eight distinct phases designed to approximate an optimal extraction sequence. The phase designs are based on slope design parameters and benching configurations provided by AMEC. A mine production schedule was prepared by Micon using Maptek’s Chronos scheduling software.

16.1.1	Pit Optimization

The LG pit shells were used to evaluate alternatives for determining the economic pit limit and optimum phasing for detailed design work. The LG shells provide a geometrical guide to detailed pit designs.

The LG pit shell optimized with base case metal prices (100% value) was selected to guide the design of the ultimate pit. Smaller pit shells exist within the ultimate economic pit limits. When considered at base case economics, these smaller pit shells generated higher revenue per tonne due to lower strip ratios or better grades than the full economic pit limits. Mining these pits as phases allows the mine production schedule to expose ore for the mill start-up with less pre-stripping. This mining sequence will improve project economics as higher value ore is produced in the early years of the production schedule, resulting in higher revenues in those years. The pit phases reduce the cost of mining ore at the start of mining operations and, combined with the higher revenues from higher grades, shorten the project capital payback period and improve overall project cash flow.

Geotechnical mine planning slopes for the pit designs were based on recommendations provided by AMEC. AMEC recommended different configurations for the north and south sides of the pit, as shown in Table 16.1 and Figure 16.2.

Table 16.1

Geotechnical Parameters

Parameter	Units	North Wall	South Wall
Working Bench Height	(m)	5	2
Bench Face Angle (batter)	(°)	60	73
Final Bench Stack Height	(m)	15	15
Minimum Bench Width (berm)	(m)	6.5	8
Inter-Ramp Angle	(°)	45	50
Ramp Width	(m)	22	22

Figure 16.2

Pit Wall Slope Sectors

The optimized shells were generated with an overall slope of 42° on the north wall and 45° on the south wall which have been flattened by 3° and 5°, respectively, from the inter ramp angle to account for the access ramps required in the pit design.

Pit designs were constrained by a 120-m offset from Lac Brisson which lies to the northwest.

Fixed mining costs for drilling, blasting, loading, pit support and G&A were estimated based on the results of previous economic studies of the Strange Lake Project. A fixed mining cost of $5.18/t for all material was used in the pit optimization study. This was applied to all ore and waste rock types. A total ore based cost of $281.11/t was applied to each tonne of mill feed as shown in Table 16.2. Other than the mining cost estimates, which were developed by Micon, Quest provided all of the operating costs, metal recoveries, and metal pricing used in this report.

Table 16.2

Parameters for Whittle™ Economic Pit Optimization

Item	Units	Value
Mining Cost	$/t	5.18
Front End Processing	$/t ore	51.63
SX	$/t ore	119.87
Logistics	$/t ore	74.70
Acid Plant Steam Credit	$/t ore	-9.47
Total Processing Cost	$/t ore	236.73
G & A	$/t ore	44.38
Site Other	$/ore	0.00
Exchange Rate	US$/CAD	0.962
Processing Rate	t/y	1,460,000

The numbers presented above differ slightly from those presented in later sections. They are used at the front-end of the PFS to calculate the NSR which is key in mine modeling to optimize pit design, production and scheduling. These differences are acceptable as their impact on the overall project evaluation is minimal.

The value of the ore was based on the recovery of 17 elements from the mill feed. Due to the number of elements recovered, the grades were combined into a single value (NSR) based on the metal prices and recoveries, as well as TREO, HREO, LREO, zirconia (ZrO2), and niobium pentoxide (Nb2O5 ) for the Whittle™ optimizations. The LREE are those with atomic numbers 57 through 62 (lanthanum to samarium) and the HREE with atomic numbers from 63 to 71 (europium to lutetium) and, for this study, include yttrium. Metal prices and recoveries used for calculation of the net smelter return are shown in Table 16.3.

Table 16.3

Metal Prices and Recoveries for Net Smelter Return Calculation

Data based on an email from Yemi Oyediran of Quest, 29 September, 2013.

No metal pricing for hafnium.

No metal recovery for hafnium.

The discount is applied to the metal price to reflect uncertainty in future rare earth metal supplies.

Average recovery is the weighted 30-y average metal recovery. This value will be used for NSR calculations.

The total value of a tonne of ore was calculated using the base case metal price and recovery assumptions. Optimized shells were then generated using between 20% and 150% of each block’s value with measured and indicated material being treated as potential ore and inferred material being treated as waste. The material contained in each shell is shown in Figure 16.3. The pit shell generated using the base case metal prices (100% ore value) were used to guide the ultimate pit design and the material contained within this shell is shown in Table 16.4. This work is consistent with the previously run MineSight® optimization results.

During Whittle™ pit optimization, revenue factors from 0.2 up to 1.5 times the block NSR value were selected and an optimized pit shell was determined at each revenue factor. Then, using “Best Case” and “Worst Case” production schedules, the discounted cash value (without regard for capital investment) at each revenue factor was calculated at each block NSR value. The Whittle™ “Best Case” schedule mines each shell individually, progressively from the lowest revenue factor (lowest priced pit shell or highest marginal profit pit), using the block NSR value. The Whittle™ “Worst Case” schedule mines the combination of all pit shells from the top down, without regard to the individual shells, again using the block NSR value. A “Best Case” schedule tends to back-load waste stripping while a “Worst Case” schedule tends to front-load waste stripping. The specified case scheduling scenario represents the user selected pit shells used for Whittle™ production scheduling (not used in this case).

Figure 16.3

Strange Lake Whittle™ Optimization Pit by Pit Results

Table 16.4

Selected Lerchs-Grossmann Shell Used to Guide Pit Design

Item	Units	Indicated	Inferred	Overburden	Waste Rock	Total Material
Quantity	t	226,478,000	48,187,000	12,132,000	24,993,000	311,790,000
NSR	$/t	$555.14	$534.96	—	—	—
TREO	%	0.9279	0.8885	—	—	—
HREO	%	0.3639	0.3433	—	—	—
LREO	%	0.5641	0.5452	—	—	—
CeO2%		0.2767	0.2680	—	—	—
Dy2O3%		0.0344	0.0329	—	—	—
Er2O3%		0.0240	0.0226	—	—	—
Eu2O3%		0.0014	0.0014	—	—	—
Gd2O3%		0.0242	0.0234	—	—	—
HfO2%		0.0469	0.0481	—	—	—
Ho2O3%		0.0076	0.0073	—	—	—
La2O3%		0.1245	0.1210	—	—	—
Lu2O3%		0.0036	0.0033	—	—	—
Nb2O5%		0.1789	0.1704	—	—	—
Nd2O3%		0.1074	0.1029	—	—	—
Pr6O11%		0.0305	0.0293	—	—	—
Sm2O3%		0.0250	0.0240	—	—	—
Tb4O7%		0.0052	0.0050	—	—	—
Tm2O3%		0.0038	0.0036	—	—	—
Y2O3%		0.2351	0.2209	—	—	—
Yb2O3%		0.0245	0.0229	—	—	—
ZrO2%		1.9356	1.9547	—	—	—

It should be noted that only indicated resources are considered for the mine plan and financial model.

The size of the optimized shell is controlled by the 120-m offset from Lac Brisson and the extent of the inferred material which creates a flat bottom at around the 290 m elevation above sea level, as shown in Figure 16.4.

Figure 16.4

Optimized Whittle™ Pit Shell

(Revenue Factor 1)

16.1.2	Pit Design Criteria

Geotechnical design criteria are presented in section 16.1.1. Ramps in the ultimate pit walls have been designed to the minimum width to reduce the amount of pit waste stripping required. Ramps in temporary walls between pit phases and on waste dumps, and roads external to the pit, have been designed with an additional 4-m of running width for added safety, to provide working room to deal with snow accumulation, and to provide room to deal with material landing on the road from blasts in an adjacent phase. The parameters used for road and ramp design are shown in Table 16.5 and Figure 16.5.

Table 16.5

Road and Ramp Design

Item	Units	Value
Total Width Allowance on Temporary Roads and Ramps	m	26
Minimum Width Allowance for Two Way Pit Ramps	m	22
Minimum Inside Radius on Corners	m	10
In-pit Ramp Grade	%	10
Maximum Ex-pit Ramp Grade	%	8

Figure 16.5

Minimum Two-way Haul Ramp

16.1.3	Phased Pit Designs

The detailed pit designs were developed from the LG pit shells and design considerations reviewed above. The resultant ultimate pit has been subdivided into eight phases as shown in Figure 16.6. Topographic contours are shown every 5 m. As noted above, the ultimate pit is constrained by a 120-m offset from Lac Brisson. The eight phases have been sequenced to access higher grade and lower stripping ratio material first.

•

Phase One targets a central portion of the ultimate pit where the Enriched Zone outcrops near surface. Access is by a temporary ramp in the western side of the pit which ramps down to the pit bottom at the 410 m elevation above sea level, as shown in Figure 16.7.

•

Phase Two is an expansion of Phase One to the northeast following the high grade Enriched Zone. Access is by a temporary ramp in the east side of the pit to the pit bottom at the 405 m elevation above sea level.

•	Phase Three expands the Phase One pit by 230 m to the west. Access to the pit bottom at the 375 m elevation above sea level is by a temporary ramp developed on the western wall of the pit.

•	Phase Four is a 125-m wide pushback to the eastern wall of Phase Two. Access to the pit bottom at the 380 m elevation above sea level is by a temporary ramp in its eastern wall

•

Phase Five is a 100-m wide pushback to the south and west of Phase Three and mines to the ultimate pit in the north. Access to the pit bottom at the 340 m elevation above sea level is by a temporary ramp in its western wall.

•

Phase Six is a 300-m wide pushback to the east of the Phase Four pit and mines to the ultimate pit in the north. Access to the pit bottom at the 310 m elevation above sea level is by a temporary ramp running clockwise in the eastern and southern walls.

•

Phase Seven mines the remaining material in the west to the ultimate pit limit. Access to the pit bottom at the 290 m elevation above sea level is provided by a temporary ramp running clockwise in its eastern and southern walls.

•	Phase Eight is the final phase. Access is provided by a permanent ramp in its eastern and southern walls to the pit bottom at the 280 m elevation, above sea level as shown in Figure 16.8.

The indicated material contained in the mining phases is shown in Table 16.6. Table 16.7 presents the material mined per phase that is categorized as inferred resources and Table 16.8 shows the total estimated material mined per phase for the life of the mine.

Figure 16.6

Plan View of Phases at 440 m Elevation

Figure 16.7

Phase One Pit

Figure 16.8

Phase Eight Pit

Table 16.6

Indicated Material by Phase

Item	Units	Phase 1	Phase 2	Phase 3	Phase 4	Phase 5	Phase 6	Phase 7	Phase 8	Total
Quantity	t	9,898,000	9,645,000	19,141,000	19,756,000	44,576,000	54,834,000	53,753,000	20,586,000	232,189,000
NSR	$/t	749.50	682.64	606.16	564.45	588.30	531.13	508.04	454.22	554.56
TREO	%	1.1456	1.1039	0.9918	0.9257	0.9662	0.8974	0.8647	0.8194	0.9255
HREO	%	0.5255	0.4837	0.4049	0.3713	0.3904	0.3426	0.3236	0.2840	0.3634
LREO	%	0.6201	0.6202	0.5869	0.5543	0.5758	0.5548	0.5412	0.5355	0.5621
CeO2%		0.3069	0.3069	0.2879	0.2723	0.2826	0.2718	0.2651	0.2603	0.2756
Dy2O3%		0.0495	0.0453	0.0388	0.0351	0.0371	0.0323	0.0306	0.0264	0.0344
Er2O3%		0.0353	0.0319	0.0269	0.0247	0.0259	0.0225	0.0214	0.0183	0.0240
Eu2O3%		0.0018	0.0017	0.0016	0.0014	0.0015	0.0013	0.0013	0.0012	0.0014
Gd2O3%		0.0310	0.0292	0.0265	0.0242	0.0254	0.0233	0.0223	0.0207	0.0241
HfO2%		0.0571	0.0486	0.0489	0.0473	0.0480	0.0467	0.0456	0.0411	0.0469
Ho2O3%		0.0112	0.0102	0.0085	0.0078	0.0082	0.0072	0.0068	0.0058	0.0076
La2O3%		0.1306	0.1335	0.1277	0.1225	0.1272	0.1228	0.1202	0.1196	0.1239
Lu2O3%		0.0053	0.0046	0.0039	0.0037	0.0038	0.0033	0.0032	0.0028	0.0036
Nb2O5%		0.2646	0.2324	0.1975	0.1866	0.1964	0.1682	0.1584	0.1348	0.1791
Nd2O3%		0.1181	0.1172	0.1122	0.1048	0.1089	0.1061	0.1033	0.1042	0.1072
Pr6O11%		0.0340	0.0336	0.0318	0.0300	0.0311	0.0300	0.0292	0.0289	0.0304
Sm2O3%		0.0304	0.0290	0.0272	0.0247	0.0260	0.0241	0.0234	0.0224	0.0249
Tb4O7%		0.0072	0.0067	0.0057	0.0053	0.0055	0.0049	0.0046	0.0040	0.0052
Tm2O3%		0.0056	0.0051	0.0043	0.0039	0.0041	0.0036	0.0034	0.0029	0.0038
Y2O3%		0.3423	0.3167	0.2614	0.2401	0.2526	0.2213	0.2079	0.1831	0.2349
Yb2O3%		0.0363	0.0322	0.0273	0.0252	0.0263	0.0228	0.0219	0.0186	0.0245
ZrO2%		2.4129	2.0614	2.0383	1.9769	2.0030	1.9153	1.8493	1.6455	1.9356
Be	ppm	408	403	251	264	284	245	218	185	256
Th	ppm	398	399	323	300	315	276	257	212	290
U	ppm	81	70	59	56	58	52	49	43	55

Total material above a NSR cut-off of $286.29/t.

Table 16.7

Inferred Material by Phase

Item	Units	Phase 1	Phase 2	Phase 3	Phase 4	Phase 5	Phase 6	Phase 7	Phase 8	Total
Quantity	t	0	0	494,000	337,000	7,909,000	2,280,000	35,065,000	7,440,000	53,525,000
NSR	$/t	0.00	0.00	537.16	546.52	532.61	551.50	540.25	488.25	532.38
TREO	%	0.0000	0.0000	0.9275	0.8505	0.9056	0.8929	0.8857	0.8434	0.8833
HREO	%	0.0000	0.0000	0.3379	0.3579	0.3399	0.3670	0.3461	0.3081	0.3408
LREO	%	0.0000	0.0000	0.5896	0.4926	0.5657	0.5259	0.5397	0.5353	0.5425
CeO2%		0.0000	0.0000	0.2878	0.2460	0.2770	0.2597	0.2655	0.2623	0.2666
Dy2O3%		0.0000	0.0000	0.0328	0.0338	0.0329	0.0342	0.0332	0.0292	0.0327
Er2O3%		0.0000	0.0000	0.0217	0.0235	0.0220	0.0246	0.0229	0.0202	0.0225
Eu2O3%		0.0000	0.0000	0.0014	0.0013	0.0014	0.0014	0.0014	0.0013	0.0014
Gd2O3%		0.0000	0.0000	0.0242	0.0230	0.0239	0.0234	0.0234	0.0216	0.0233
HfO2%		0.0000	0.0000	0.0444	0.0521	0.0452	0.0488	0.0493	0.0455	0.0481
Ho2O3%		0.0000	0.0000	0.0070	0.0076	0.0071	0.0078	0.0074	0.0065	0.0072
La2O3%		0.0000	0.0000	0.1333	0.1053	0.1268	0.1144	0.1196	0.1188	0.1204
Lu2O3%		0.0000	0.0000	0.0032	0.0036	0.0032	0.0035	0.0034	0.0030	0.0033
Nb2O5%		0.0000	0.0000	0.1814	0.1774	0.1747	0.1797	0.1711	0.1523	0.1695
Nd2O3%		0.0000	0.0000	0.1108	0.0917	0.1065	0.1001	0.1016	0.1026	0.1024
Pr6O11%		0.0000	0.0000	0.0320	0.0268	0.0304	0.0282	0.0291	0.0287	0.0292
Sm2O3%		0.0000	0.0000	0.0257	0.0228	0.0250	0.0234	0.0239	0.0228	0.0239
Tb4O7%		0.0000	0.0000	0.0050	0.0050	0.0050	0.0050	0.0050	0.0044	0.0049
Tm2O3%		0.0000	0.0000	0.0035	0.0038	0.0035	0.0038	0.0036	0.0032	0.0036
Y2O3%		0.0000	0.0000	0.2170	0.2318	0.2185	0.2391	0.2224	0.1981	0.2192
Yb2O3%		0.0000	0.0000	0.0221	0.0246	0.0223	0.0243	0.0233	0.0205	0.0228
ZrO2%		0.0000	0.0000	1.8410	2.1213	1.8556	2.0111	2.0140	1.7730	1.9561
Be	ppm	0	0	219	215	215	241	210	188	209
Th	ppm	0	0	273	273	277	312	281	239	275
U	ppm	0	0	56	53	53	58	53	48	53

Total material above a NSR cut-off of $286.29/t.

Table 16.8

Total Material by Phase

Item	Units	Phase 1	Phase 2	Phase 3	Phase 4	Phase 5	Phase 6	Phase 7	Phase 8	Total
Indicated[1]	t	9,898,000	9,645,000	19,141,000	19,756,000	44,576,000	54,834,000	53,753,000	20,586,000	232,189,000
Inferred[1,2]	t	0	0	494,000	337,000	7,909,000	2,280,000	35,065,000	7,440,000	53,525,000
Overburden	t	728,000	6,250,200	2,112,000	1,023,000	2,590,000	1,063,000	3,336,000	315,000	17,417,200
Waste Rock	t	179,000	203,000	234,000	179,000	381,000	326,000	16,748,000	16,498,000	34,748,000
Total	t	10,805,000	16,098,200	21,981,000	21,295,000	55,456,000	58,503,000	108,902,000	44,839,000	337,879,200
Strip Ratio[3]		0.09	0.67	0.15	0.08	0.24	0.07	1.03	1.18	0.46

[1]	Total Material above a NSR cut-off of $286.29/t.
[2]	Inferred material is treated as waste in mine plans and reserves.
[3]	Strip ratio is (Inferred+Overburden+Waste Rock)/Indicated.

16.1.4	Stockpile Designs

Over the 30-y mine life, an estimated 11.5 Mt of overburden will be removed from the pit area. Total waste rock placed in the waste stockpile is estimated to be 67.6 Mt. Total low-grade material not shipped for processing and placed in the low-grade stockpile is estimated to be 142.2 Mt. By the end of the 30-y mine life, the mid-grade stockpile has been reclaimed and shipped for processing. The waste and low-grade stockpiles remaining are shown below in Figure 16.9.

Figure 16.9

Waste and Low-grade Stockpile Designs

The rock and overburden, low-grade, and mid-grade stockpiles were designed with a 35° angle of repose, based on the assumption that the quantity of fines or plastic materials incorporated would be minimal. To facilitate reclamation to final out slopes of 2.0(H):1(V), the rock stockpile was designed in 10-m lifts with setbacks of 5.7 m. A swell factor of 20% was applied to the overburden material, and a swell factor of 40% was applied to all other waste rock and ore materials.

16.2	MINE PRODUCTION SCHEDULE

A mine production schedule was prepared using Maptek’s Chronos scheduling software. Ore selection was based on a fixed economic NSR cut-off of $286.29/t calculated using the parameters shown in Table 16.2 and Table 16.3, above. The goal of the Strange Lake production schedule was to move as much metal as economically possible forward in the schedule. This would ensure higher rare earth minerals metal content in the earlier years of the operation and a positive rate of return. The mine life was pre-determined to be 30 y with 859,000 t in the first year, followed by 29 years at 1,460,000 t/y. To accomplish this, the feed material was classified into three material types:

•

High-Grade Material – This is material (measured and indicated resources) with a NSR of at least $1,000/t. This material where encountered during production scheduling would be directly shipped to the crusher and ultimately to the remote processing facility.

•

Mid-Grade Material – This is material (measured and indicated resources) with a NSR of at least $600/t up to $1,000/t. This material would be directly shipped to the crusher if there was not enough high-grade material to make the feed and blending requirements. Otherwise this material is placed on a mid-grade stockpile.

•

Low-Grade Material – This is material (measured and indicated resources) with a NSR of at least $286.29/t up to $600/t is placed on the low-grade stockpile. The vast majority of this material mined over the course of the 30-y mine life will remain in the stockpile at the end of active operations.

Early scheduling runs not using stockpiles resulted in a significant decrease in the overall metal content over the 30-y production schedule as opposed to the initial prefeasibility work completed in 2012. Given the overall low mining cost relative to the downstream costs, it was decided to force the stockpiling of as much low-grade material as possible. This would bring a significant amount of metal forward in the schedule, thereby improving the economic results. At the same time, a very large amount of both waste and low-grade material would also be developed. In the end, it was found that although annual material movements increased, the cost of this was more than offset by the improved quantity of rare earth minerals produced during the 30-y mine life.

The schedule was prepared on the following basis:

•

Annual Production Rates – The first year of the operation (referred to as period -1) is a pre-production period. A total of 859,000 t of ore would be crushed ready to be shipped to the port and remote processing facility, as required. For each of the following 29 years, a total 1,460,000 t would be crushed and shipped to the remote processing facility. An annual production rate of 1,460,000 t/y was selected based on limiting overall production to ensure that the operation would not over supply the rare earths market with product. Higher production rates could be achieved, but Quest determined that those increases would depress the potential revenues for the project.

•

Operational Timing – In order to avoid the worst winter weather, the mine will be operated on a nine-month (270-day) basis. During this time period, the mine will operate two 12 h shifts, 7 d/w. There will be two crews at any given time at the property while two other crews on days off rotation.

•

Blending Requirements – Key criteria for blending include maintaining as high an NSR as possible, a zirconia content no higher than 2.70%, and a niobium pentoxide content no higher than 0.37% in any given period.

The detailed production schedule is presented in Table 16.9.

Table 16.9

Mine Production Schedule for the Strange Lake Mineral Reserve

Year	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15
Mill Feed Shipped
t	859,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000
NSR ($/t)	$812.80	$1,009.20	$1,080.02	$975.55	$1,008.65	$1,048.14	$737.46	$788.61	$847.67	$888.87	$836.55	$822.98	$872.89	$682.42	$709.62	$709.71
TREO (%)	1.2183	1.5277	1.6310	1.5063	1.5243	1.5420	1.1347	1.2010	1.3179	1.3625	1.2642	1.2551	1.3139	1.0766	1.1226	1.1191
HREO (%)	0.5634	0.7527	0.8711	0.7501	0.7858	0.8262	0.5146	0.5758	0.6183	0.6446	0.6102	0.5881	0.6563	0.4766	0.5006	0.4938
LREO (%)	0.6549	0.7750	0.7598	0.7561	0.7386	0.7158	0.6200	0.6252	0.6996	0.7179	0.6541	0.6670	0.6576	0.6000	0.6219	0.6253
Nb2O5 (%)	0.2955	0.3680	0.3634	0.3614	0.3673	0.3417	0.2492	0.2921	0.3089	0.3356	0.3151	0.2983	0.3006	0.2283	0.2323	0.2474
ZrO2 (%)	2.7242	2.7155	2.5323	2.3836	2.5267	2.6685	2.4456	2.2538	2.4069	2.6298	2.4138	2.5214	2.4553	2.2414	2.2524	2.2462
CeO2 (%)	0.3266	0.3859	0.3784	0.3769	0.3662	0.3549	0.3075	0.3086	0.3486	0.3584	0.3257	0.3300	0.3240	0.2967	0.3055	0.3082
Dy2O3 (%)	0.0521	0.0709	0.0810	0.0696	0.0723	0.0770	0.0483	0.0531	0.0571	0.0595	0.0571	0.0549	0.0613	0.0446	0.0470	0.0466
Er2O3 (%)	0.0382	0.0510	0.0589	0.0500	0.0533	0.0576	0.0351	0.0399	0.0418	0.0427	0.0409	0.0403	0.0451	0.0322	0.0342	0.0337
Eu2O3 (%)	0.0019	0.0024	0.0025	0.0023	0.0023	0.0025	0.0018	0.0018	0.0020	0.0021	0.0020	0.0019	0.0020	0.0016	0.0017	0.0017
Gd2O3 (%)	0.0324	0.0422	0.0452	0.0407	0.0416	0.0441	0.0303	0.0320	0.0353	0.0364	0.0342	0.0332	0.0357	0.0284	0.0299	0.0294
HfO2 (%)	0.0627	0.0637	0.0573	0.0546	0.0571	0.0607	0.0568	0.0520	0.0551	0.0594	0.0564	0.0582	0.0566	0.0535	0.0533	0.0528
Ho2O3 (%)	0.0119	0.0162	0.0188	0.0160	0.0168	0.0178	0.0109	0.0123	0.0131	0.0135	0.0130	0.0125	0.0141	0.0101	0.0107	0.0106
La2O3 (%)	0.1352	0.1577	0.1564	0.1569	0.1538	0.1424	0.1312	0.1343	0.1477	0.1510	0.1366	0.1421	0.1397	0.1295	0.1345	0.1362
Lu2O3 (%)	0.0062	0.0074	0.0082	0.0072	0.0077	0.0087	0.0054	0.0061	0.0064	0.0064	0.0061	0.0061	0.0066	0.0047	0.0050	0.0049
Nd2O3 (%)	0.1249	0.1482	0.1430	0.1426	0.1401	0.1390	0.1179	0.1182	0.1314	0.1344	0.1233	0.1261	0.1250	0.1135	0.1188	0.1180
Pr6O11 (%)	0.0361	0.0429	0.0416	0.0414	0.0401	0.0389	0.0335	0.0338	0.0379	0.0390	0.0357	0.0363	0.0357	0.0325	0.0338	0.0338
Sm2O3 (%)	0.0321	0.0404	0.0405	0.0385	0.0384	0.0404	0.0299	0.0304	0.0340	0.0351	0.0328	0.0325	0.0333	0.0279	0.0293	0.0292
Tb4O7 (%)	0.0075	0.0102	0.0115	0.0100	0.0103	0.0108	0.0070	0.0076	0.0083	0.0086	0.0082	0.0078	0.0087	0.0064	0.0068	0.0068
Tm2O3 (%)	0.0063	0.0081	0.0093	0.0080	0.0085	0.0093	0.0057	0.0065	0.0068	0.0068	0.0065	0.0065	0.0073	0.0052	0.0054	0.0054
Y2O3 (%)	0.3655	0.4930	0.5777	0.4959	0.5198	0.5386	0.3336	0.3745	0.4042	0.4248	0.4002	0.3832	0.4294	0.3105	0.3253	0.3204
Yb2O3 (%)	0.0414	0.0511	0.0579	0.0504	0.0532	0.0597	0.0367	0.0420	0.0433	0.0438	0.0421	0.0418	0.0461	0.0328	0.0345	0.0342
Be (ppm)	431	626	707	644	669	502	336	544	438	583	558	466	509	359	386	375
Th (ppm)	408	533	631	613	592	589	444	488	472	489	491	489	494	386	420	447
U (ppm)	87	109	108	101	101	91	73	79	85	102	87	79	80	71	71	72
Material Movement
High-Grade Tonnes (Direct Ship)	450,000	1,460,000	1,350,000	1,000,000	1,100,000	1,440,000	371,000	606,000	753,000	1,039,000	926,000	904,000	1,099,000	137,000	213,000	210,000
Mid-Grade Tonnes (Direct Ship)	409,000	0	110,000	460,000	360,000	20,000	1,089,000	854,000	707,000	421,000	534,000	556,000	361,000	880,000	787,000	790,000
Mid-Grade Stockpile Tonnes (Direct Ship)	0	0	0	0	0	0	0	0	0	0	0	0	0	443,000	460,000	460,000
Low-Grade Tonnes (Direct Ship)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Low-Grade Stockpile Tonnes (Direct Ship)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Ore Movement	859,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000	1,460,000
Mid-Grade to Stockpile Tonnes	1,316,000	1,892,000	989,000	391,000	193,000	621,000	0	0	0	291,000	364,000	529,000	1,232,000	0	0	0
Low-Grade to Stockpile Tonnes	3,013,000	3,875,000	3,969,000	5,371,000	5,064,000	5,126,000	4,508,000	6,710,000	5,018,000	4,475,000	6,151,000	6,650,000	6,188,000	5,340,000	6,807,000	7,090,000
Overburden Tonnes	2,282,000	622,000	1,005,000	243,000	186,000	1,239,000	876,000	4,000	113,000	507,000	0	0	0	959,000	103,000	1,000
Rock Tonnes	530,000	151,000	577,000	535,000	498,000	554,000	2,156,000	826,000	2,409,000	2,267,000	1,024,000	362,000	119,000	1,684,000	1,090,000	909,000
Total Waste and Stockpile Movement	7,141,000	6,540,000	6,540,000	6,540,000	5,941,000	7,540,000	7,540,000	7,540,000	7,540,000	7,540,000	7,539,000	7,541,000	7,539,000	7,983,000	8,000,000	8,000,000
Total Material Movement	8,000,000	8,000,000	8,000,000	8,000,000	7,401,000	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000	8,999,000	9,001,000	8,999,000	9,443,000	9,460,000	9,460,000
Days Per Period	270	270	270	270	270	270	270	270	270	270	270	270	270	270	270	270
Tonnes Per Day	29,630	29,630	29,630	29,630	27,411	33,333	33,333	33,333	33,333	33,333	33,330	33,337	33,330	34,974	35,037	35,037
Strip Ratio	8.31	4.48	4.48	4.48	4.07	5.16	5.16	5.16	5.16	5.16	5.16	5.17	5.16	5.47	5.48	5.48
Cumulative Mid-Grade Stockpile (Post Period)	1,316,000	3,208,000	4,197,000	4,588,000	4,781,000	5,402,000	5,402,000	5,402,000	5,402,000	5,693,000	6,057,000	6,586,000	7,818,000	7,375,000	6,915,000	6,455,000
Cumulative Low-Grade Stockpile (Post Period)	3,013,000	6,888,000	10,857,000	16,228,000	21,292,000	26,418,000	30,926,000	37,636,000	42,654,000	47,129,000	53,280,000	59,930,000	66,118,000	71,458,000	78,265,000	85,355,000
Cumulative Total Stockpiles (Post Period)	4,329,000	10,096,000	15,054,000	20,816,000	26,073,000	31,820,000	36,328,000	43,038,000	48,056,000	52,822,000	59,337,000	66,516,000	73,936,000	78,833,000	85,180,000	91,810,000

16.2.1	Operating and Manpower Assumptions

Open pit operations will run 24 h/d and 7 d/w, 270 d/y on a 12-h shift basis. Ore mining and waste stripping operations will be scheduled two shifts per day. Blasting operations will be devoted to day shift only, as well as primary road maintenance. Productivity estimates were based on an assumed mechanical availability of 85% and utilization of available hours varied to reflect seasonal usage of equipment where appropriate.

16.2.2	Annual Production Plans

Annual target feed to the crusher was set at 1.46 Mt. Full production would be reached in the second year of operations. The pre-production period is required in order to ensure that the remote processing facility would have enough material to ensure a constant processing rate. Several scheduling scenarios were examined that attempted to avoid stockpiling in order to minimize mine operating cost. None of these scenarios improved the overall project value above the selected, stockpiling scenario presented below. Further, in order to maintain the highest possible rare earth minerals content, a large amount of low-grade material is mined in order to expose higher grade material. This lower grade material is stockpiled for potential later processing, but is considered as waste in this production schedule.

Over the 30-y operational life of the mine, the average daily production rate is 33,607 t. Maximum annual material movement ranges from a low of 7.4 Mt in Year 4 to a maximum of 10.4 Mt in Year 22. Annual material movement averages about 9.1 Mt. The production schedule by material is shown graphically in Figure 16.10.

Figure 16.10

Material Production Schedule

16.3	MINE EQUIPMENT SELECTION

The project was evaluated assuming that Quest will purchase and operate its own mining fleet including maintenance and repair on all mobile equipment. Specialized contractors will provide explosives storage on-site. Explosives, blasting agents, fuel and other consumables will be provided by established suppliers.

An annual summary of anticipated mine equipment requirements is provided in Table 16.10.

Table 16.10

Annual Equipment Requirements

Year	Haul Truck 777G	Wheel Loader 990H	Production Drill D25KS	Wheel Dozer 824H	Track Dozer D9T	Motor Grader 14M	Water Truck L20
-1	9	2	2	1	2	2	1
1	9	2	3	1	2	2	1
2	9	2	2	1	2	2	1
3	10	2	3	1	2	2	1
4	9	2	3	1	2	2	1
5	11	3	3	1	2	2	1
6	11	3	3	1	2	2	1
7	11	3	3	1	2	2	1
8	11	3	3	1	2	2	1
9	11	3	3	1	2	2	1
10	12	3	3	1	2	2	1
11	13	3	3	1	2	2	1
12	14	3	3	1	2	2	1
13	13	3	3	1	2	2	1
14	12	3	3	1	2	2	1
15	13	3	3	1	2	2	1
16	13	3	3	1	2	2	1
17	14	3	3	1	2	2	1
18	14	3	3	1	2	2	1
19	15	3	3	1	2	2	1
20	14	3	2	1	2	2	1
21	13	3	3	1	2	2	1
22	13	3	3	1	2	2	1
23	13	3	3	1	2	2	1
24	13	3	3	1	2	2	1
25	13	3	3	1	2	2	1
26	13	3	3	1	2	2	1
27	13	3	3	1	2	2	1
28	14	3	3	1	2	2	1
29	14	3	3	1	2	2	1

16.3.1	Drilling and Blasting

The proposed blast hole patterns and powder factors in ore and waste are summarized in Table 16.11. Production drilling will utilize up to three Sandvik model D25KS diesel down-

the-hole (DTH) hammer drills with 140-mm diameter bits. Blasting a 10-m bench and mining in two 5-m lifts is not proposed for the Strange Lake Project since, during sub-zero temperatures, the second bench will freeze and require secondary blasting to enable mining. As a result, ore and waste is planned to be drilled, blasted and mined on 5-m benches.

The long term stockpiles are built from the bottom up in 10-m lifts. This construction method has equipment operating on the surface of each lift so it is expected that the stockpiles will freeze and that frost blasting will be required to loosen the material prior to loading and hauling to the crusher.

Table 16.11

Drill and Blast Pattern Assumptions

Parameter	Ore and Waste Rock	Frost Blasts
Bench height	5 m	5 m
Blasthole diameter	140 mm	140 mm
Burden	3.6 m	5.0 m
Spacing	4.2 m	5.8 m
Subdrill	1 m	1 m
Stemmed length	2.5 m	3 m
In-situ rock density	2.72 t/m3	2.09 t/m3
Tonnes broken/hole	204 t	302 t
Explosive type	70/30 blend emulsion	70/30 blend emulsion
Explosive density	1.1 g/cm3	1.1 g/cm3
Powder factor	0.29 kg/t (0.79 kg/m3)	0.17 kg/t (0.35 kg/m3)

The pit will commence pre-production in Year -1 with two drills and reach its peak fleet of three drills in Year 1. One row of preshear and two rows of buffer holes will be drilled along all permanent walls.

Grade control will be overseen by the mine geologist. Cuttings from ore zone blast holes will be sampled for grade control purposes and the assay results will be used to determine which portion of the mineralization is above the internal cut-off value before finalizing the ore blasting limits and blast plans.

The blast holes will be loaded with a 70/30 blend of emulsion explosive and ANFO delivered to the holes by the explosives supplier. The explosive supplier will construct an emulsion plant on the mine property and deliver the emulsion, non-electric detonators, boosters and other blasting accessories to the pit blasting crew.

The current blast design is based on the use of a 70/30 blend emulsion which offers a high velocity of detonation and good water resistance, and one surface delay, “handidet” type cap and booster per blast hole. The design powder factor is 0.29 kg/t in ore and waste. It is envisaged that once mining operations commence, the mine will evaluate its blasted rock fragmentation and progressively refine and optimize its production drilling and blasting parameters.

16.3.2	Loading and Hauling

Mining will utilize conventional open pit equipment and practices. The pit will commence mining operations with the following key loading and haulage equipment:

•	Two wheel loaders.

•	Nine haul trucks.

•	Ancillary equipment.

Material is loaded by wheel loaders into 55-t capacity haul trucks. Cat 990H wheel loaders and Cat 773G diesel-powered mechanical drive haulage trucks were selected as representative equipment for the purposes of this PFS and are well suited to the project. Productivity estimates were based on four-pass loading for the loaders as shown in Table 16.12.

Table 16.12

Fleet Productivity Assumptions

Parameter	Units	Cat 990H Wheel Loader
		Ore & Waste	Overburden	Snow
Bucket Size	m3	8.6	8.6	8.6
Fill Factor	%	90%	90%	90%
Effective Capacity	m3	7.7	7.7	7.7
In situ Density	t/m3	2.72	2.01	0.80
Swell Factor	%	140%	120%	100%
Bulk Density	t/lcm [1]	1.94	1.68	0.80
Moisture	%	3%	3%	n/a
Wet Bulk Density	t/lcm [1]	2.00	1.73	0.80
Bucket Load	t	15.5	13.4	6.2
Bucket load Limit	t	15.0	15.0	15.0
Actual Bucket Load	t	15.0	13.4	6.2
		Cat 773G Haul Truck
Truck Capacity	t	55.6	55.6	55.6
Box Size	m3	35.1	35.1	35.1
Average Fill Factor	%	95%	95%	95%
Maximum Truck Capacity	t	55.6	55.6	26.7
Cycles to Fill	number	3.7	4.2	4.3
Actual Cycles	number	4	4	4
Truck Payload	wet t	55.6	53.4	26.7
Truck Payload	dry t	53.9	51.8	26.7
Truck Maneuver & First Bucket Time	s	45	45	45
Remaining Passes	s	135	135	180
Total Loading Time	s	180	180	225
	min	3.00	3.00	3.75

[1]	lcm stands for loose cubic metres.

Trucking requirements were estimated using Maptek Pty Ltd’s Vulcan Haulage Profile software program. Using performance data provided by the manufacturer, the Haulage Profile program automatically generates highly detailed cycle time estimates for a given haulage profile, taking into full account anticipated acceleration and deceleration, as well as any user-applied speed limits based on safety considerations. This program outputs the results for each block contained within the block model. Data calculated and stored include the total block productivity time (time required to excavate and move the block to its final destination) in minutes, total cycle time in minutes, and total one-way haul in metres. The block data are used later during schedule optimization as a constraint to level out haulage equipment requirements.

The approach used to develop the haulage profiles using the Haulage Profile software includes:

1)	The user digitizes a set of haulage routes, each beginning on the final bench of each respective pit phase and terminating at each of the possible final destinations a block will reach (e.g., the crusher, the final lift of each rock stockpile, and any temporary staging areas).

2)	The truck gradeability and retarding information is then entered for 1% increases/decreases in the grade. Additionally, various fixed cycle times (loading, dumping, delays, and spot times) and rolling resistance are also entered for each truck classification.

3)	Speed limits and delays associated with sharp corners are added as well.

4)	The program is then run for each pit phase and the results (truck productivity, cycle time, and haulage distance) is output into the block model. An Excel spreadsheet is also generated allowing the user to check the breakdown of the hauls with the actual haulage distance and grades.

5)	These stored data (in the block model) are then available during scheduling as a constraint and/or an output from the production schedule allowing the user to examine and determine while scheduling if any trucking issues exist in the production schedule.

An example of the user digitized haulage routes are shown in Figure 16.11.

The average cycle time over the thirty year mine life is 20.2 min while the average haulage distance is 3,974 m.

Figure 16.11

Example of Haulage Profiles, Strange Lake Phase 4

16.3.3	Support Equipment

An auxiliary fleet of dozers, graders, water trucks and other support equipment will be required. One Cat D9T track dozer will be staged in the active pit while the other Cat D9T track dozer will be staged at the waste rock stockpile. The Cat 824H wheel dozer will remain available as a mobile unit capable of handling miscellaneous tasks as required.

16.3.4	Equipment Availability and Utilization

The mechanical availability of the drills, loaders, haul trucks, and support equipment is shown below in Table 16.13. Equipment utilization varies by equipment class and operating minutes per hour are assumed to be 52. Mine operations are assumed to run 270 d/y, 24 h/d.

Table 16.13

Equipment Availability and Utilization

Unit	Brand	Description	Mechanical Availability (%)	Equipment Utilization (%)	Annual Equipment Hours
773G	CAT	Haul Truck	90.0	90.0	4,549
990H	CAT	Wheel Loader	85.0	85.0	4,058
D25KS	Sandvik	Production Drill	85.0	80.0	3,819
824H	CAT	Wheel Dozer	90.0	75.0	3,791
D9T	CAT	Tracked Dozer	85.0	75.0	3,580
14M	CAT	Motor Grader	90.0	75.0	3,791
L20	Kenworth	Water Truck	90.0	90.0	4,549
$329	CAT	Support Excavator	90.0	50.0	2,527
252B	CAT	Skidsteer Loader	85.0	75.0	3,580
Hydraulic Rock Breaker	-	Hydraulic Rock Breaker	85.0	75.0	3,580
Class 12,000L	Volvo	Fuel/Lube Truck	85.0	50.0	2,387
Mechanics Truck	-	Mechanics Truck	85.0	25.0	1,193

Unit	Brand	Description	Mechanical Availability (%)	Equipment Utilization (%)	Annual Equipment Hours
Welding Truck	-	Welding Truck	85.0	25.0	1,193
Crane (25 t)	-	Crane (25 Ton)	85.0	25.0	1,193
Pick Up Trucks	-	Pick Up Trucks	85.0	40.0	1,909
Crew Vans	-	Crew Vans	85.0	40.0	1,909
Tractor/Trailer with 50 t Lowboy	-	Tractor/Trailer with 50t Lowboy	85.0	25.0	1,193
Portable Light Towers	-	Portable Light Towers	85.0	45.0	2,148

16.3.5	Mine Maintenance

The mine maintenance shop will include a main shop building and adjoining heated warehouse, offices, first aid station, lunch room, supervisors offices, mine superintendent office, and technical services office.

The shop will be utilized to service and repair the pit mobile equipment. The service bays are sized to accommodate a Cat 773 haul truck and the Cat 990 loader with sufficient bay height and clearance to enable maintenance personnel to raise/remove truck boxes. The shop will be equipped with an overhead crane to facilitate maintenance and materials handling. The shop will have one wash bay, two heavy equipment servicing bays, and three small vehicle repair bays. Truck tires will be stored next to the shop and in an enclosed cold storage area.

The shop will be well-equipped with a central lubricant and coolant distribution system, welding equipment, office furniture and computers, a computerized preventative maintenance system, tools and diagnostic equipment, safety equipment, a used oil and used coolant collection system, and waste bins. The pit haul trucks will re-fuel at the diesel fuel storage and dispensing facility, and a fuel truck will be utilized for fueling the loading units and other equipment in the field.

16.3.6	Mine Manpower

The operation will be staffed seven days per week with two 12-h shifts per day. Truck and loading operations will be carried on around the clock. A standard day-shift blasting crew will be required while four operating labour crews will be needed to man two 12-h shifts per day. Mine manpower increases from just over 140 in Year -1 to just under 180 in Year 12, and remains close to 180 for the remainder of the mine life.

17.0    RECOVERY METHODS

The mineral reserves from the Strange Lake project will be mined and crushed at the Strange Lake mine site and transported by trucks to the Edward’s Cove port where they will be loaded on ships and sent to the port of Bécancour Industrial Park. In Bécancour, the ore will be processed, products extracted and shipped to market with residue disposal locally.

The process comprises crushing and grinding followed by acid thermal processing (acid bake) and water leach to extract the payable metals into solution. The pregnant leach solution is partially evaporated to reduce the flow to the hydrometallurgical processing plant and to produce a light rare earth concentrate. The hydrometallurgical processing plant consists of zirconium solvent extraction, niobium precipitation and solvent extraction, thorium solvent extraction and heavy rare earth + yttrium solvent extraction circuits.

The Strange Lake processing facility at Bécancour is designed to produce Zirconium Basic Sulphate (ZBS), Niobium Oxide (Nb2O5 ), a Light Rare Earth Element (LREE) concentrate, and a Heavy Rare Earth Elements (HREE) concentrate.

17.1	DESIGN BASIS AND PROCESS DESIGN CRITERIA

The average design process plant throughput is 4,000 t/d. or 1,460,000 t/y and the annual design production rates for the various saleable products are included in Table 17.1.

Table 17.1

Average Annual Design Production

Product	Design Annual Production (t/y)	Comments
Plant feed	1,460,000	Dry basis
Zirconium	24,650	Contained ZrO2 in ZBS product
Niobium	3,200	Contained in high purity Nb2O5 product
LREE concentrate	7,300	Contained LREO in LREE double sulphate concentrate
HREE + Y	6,350	2,100 t/y HREO, 4,250 t/y Y
NaCl by-product	29,816	Salt by-product

Data provided by AECOM, November, 2013.

The average metal recoveries estimated from the metallurgical testwork described in Section 13 are listed in the table below.

Table 17.2

Average Project Metal Recoveries for Production Years 1 to 12

Element	Leach Extraction (%)	Hydrometallurgical Plant Recovery (%)	Total Recovery (%)
Zr	72.7%	98.3%	71.5%
Nb	93.6%	93.4%	87.5%
La	93.2%	74.6%	69.6%
Ce	94.2%	90.9%	85.6%
Pr	94.8%	97.8%	92.8%
Nd	93.9%	88.8%	83.4%
Sm	91.5%	48.7%	44.6%
Eu	89.3%	57.3%	51.1%
Gd	90.2%	89.6%	80.8%
Tb	87.3%	82.7%	72.2%
Dy	85.2%	98.7%	84.1%
Ho	82.7%	97.2%	80.3%
Er	79.2%	98.4%	78.0%
Tm	76.9%	93.8%	72.1%
Yb	75.1%	98.4%	73.9%
Lu	75.3%	95.1%	71.6%
Y	86.2%	99.3%	85.6%
Over the life of the operation, average recovery of the HREE+Y is 83.1%, for the LREE it is 80.2%, zirconium to ZBS is 74.2% and niobium to niobium pentoxide is 86.8%.

17.2	PROCESS DESCRIPTION

The selected process plant flowsheet and design parameters are based on the testwork described in Section 13.0. Simplified block flowsheets for the proposed processing facility are shown in Figure 13.3 and Figure 13.4. A summary description of the selected process unit operations included in the prefeasibility study is included below.

17.2.1	Crushing

The ore crushing circuit will be located at the Strange Lake mine-site and will consist of a jaw crusher to reduce run-of-mine ore to -150 mm. It has been designed to operate 24 h/d, 274 d/y to support treatment of 1,460,000 t/y ore.

Crushed ore will be loaded into containerized trucks for delivery to Edward’s Cove port from where it will be shipped to the processing plant at Bécancour.

17.2.2	Ore Storage and Grinding

Crushed ore will be stored in a stockpile at the Bécancour plant site. This stockpile will have a maximum capacity of 750,000 t.

The grinding circuit is designed to operate 24 h/d, 365 d/y with an overall average utilization factor of 90%.

The crushed mill feed will be ground to a particle size of 80% passing (P80) 40 µm in a typical semi autogenous grinding (SAG)/ball mill/pebble crusher grinding circuit in closed circuit with hydrocyclone classifiers. The grinding circuit product particle size was selected as the required grind size for effective liberation of the rare earths, yttrium, zirconium and niobium.

The grinding circuit product will be thickened in a high-rate thickener and then dewatered in steam pressure filters to reduce the cake moisture to 10%. The filter cake will be dried and fed to the acid bake water leach (ABWL) process.

17.2.3	Acid Bake Water Leach (ABWL)

The dried ground ore will be heated, mixed with preheated sulphuric acid and fed to an acid thermal processing vessel for the transformation of contained REE, yttrium, zirconium and niobium into water soluble sulphates. The acid bake product will feed an acid recovery vessel where sweep gas (air) recovers unspent acid via acid coolers and an electrostatic precipitator. The discharging air flow will be passed through a slaked lime scrubber to capture any residual acid prior to release to the environment. The recovered acid will be recycled to the ore-acid mixing stage for reuse.

The calcine product will be cooled and fed to the water leach circuit. The leach discharge slurry will be pressure filtered and washed to produce pregnant leach solution which will be fed to the solution evaporator to reduce the solution volume prior to feeding to the downstream hydrometallurgical plant and recover LREE as precipitated sodium double salts.

The water leach residue will be treated and neutralized in a tailings neutralization circuit along with hydrometallurgical plant waste streams and waste precipitates from the effluent treatment circuit. The resulting treated residue will be filtered and mixed with cement for discharge to the residue storage facility (RSF). Treated effluent will be pumped to the water softening unit to remove saturated gypsum prior to feeding to the desalination plant where the sodium in the effluent will be removed by reverse osmosis (RO). The treated effluent will then be recycled as process water.

The operating utilization factor used for the design of the hydrometallurgical plant is 89.5%.

17.2.4	Zirconium Recovery Circuit

After concentration, the PLS will be fed to the zirconium recovery area. Zirconium will be selectively recovered from the PLS using a SX circuit and precipitated as zirconium basic sulphate (ZBS) by neutralization.

Uranium loaded onto the organic in the zirconium SX circuit will be stripped using soda ash then removed as a precipitate.

Sodium sulphate in the Zr precipitation filtrate will be converted to soda ash for re-use as a reagent within the refinery.

17.2.5	Acid Recovery Circuit

Excess sulphuric acid in the Zr SX raffinate will be recovered using SX prior to recovery of niobium. Recovered excess acid will be treated then recycled to the acid bake process.

17.2.6	Niobium Recovery Circuit

After the sulphuric acid has been removed from the zirconium raffinate solution, the Nb will be removed by thermal precipitation to produce a niobium hydroxide concentrate, which will be filtered and digested with a mixture of acids. The concentrated Nb solution from digestion will be recovered using SX. The Nb SX raffinate will be discharged to the refinery effluent neutralization circuit. Nb in the pure SX strip solution will be precipitated as a hydroxide using ammonia then calcined to produce a niobium oxide product containing 98-99% Nb2O5.

The filtrate from the initial Nb thermal precipitate filtration step will be forwarded to the thorium removal SX circuit. Thorium in the thorium SX strip liquor will be precipitated with lime, filtered and fed to effluent neutralization circuit.

17.2.7	HREE Recovery Circuit

HREEs in the thorium SX raffinate will be extracted in the HREE SX circuit. The HREE SX raffinate will report to the refinery effluent neutralization circuit while the HREEs in the strip liquor will be precipitated, filtered and then calcined to produce a HREE oxides product. The barren HREE precipitation filtrate will be fed to the effluent neutralization circuit.

17.2.8	Effluent Treatment

The combined refinery effluent will be neutralized with limestone, treated with barium chloride and then pumped to a secondary neutralization circuit. The solids in the combined effluent stream will be filtered transported to the RSF. The calcium in the effluent filter filtrate will precipitated with soda ash and also fed to the RSF.

The softened effluent solution will be pumped to a desalination plant which will use RO to remove salt. The remaining treated solution will be recycled within the plant as process water. The retentate from the RO unit, containing high concentrations of dissolved salt, will be fed to the soda ash production circuit.

17.2.9	Sulphuric Acid Plant and Other Reagents

Sulphuric acid for the process will be supplied from a 1,200 t/d day capacity sulphur burning acid plant. The steam generated from the acid plant waste heat will be used to partially meet the energy requirement of downstream process circuits.

Limestone and lime will be slaked in limestone grinding and lime grinding circuits and will be stored and used for neutralization within the process.

Other reagents that will be delivered, stored, mixed and distributed within the processing facilities include the following:

•	Ammonia.

•	Barium chloride.

•	Flocculants (two systems).

•	Sodium hydroxide.

•	Hydrochloric acid.

•	Hydrofluoric acid.

•	Soda ash (generated on site).

•	Glycol.

•	Organic extractants.

•	Organic diluents.

•	Cement.

17.2.10	Plant Utilities

17.2.10.1	Steam

Low pressure steam will be supplied to the refinery from a distribution header and transferred to various users within the refinery by a piping distribution network.

17.2.10.2	Water Systems

Condensate will be collected and stored in a dedicated tank and then pumped to various continuous and intermittent users within the refinery by a piping distribution network. Fresh water will be limited to applications where high quality water is required

Cooling water will be supplied to the refinery via a dedicated distribution network. It will be collected from various users within the operation and returned to a collection tank.

Process water will be stored in the process water storage tank which collects all the process water recycle streams. Any additional process water demand will be provided by fresh water. Process water will be pumped from the storage tank to various continuous and intermittent users within the plant via a piping distribution network.

Potable water will be supplied at Bécancour from the municipal system. Municipal water will also be used for the fire water supply.

17.2.10.3	Compressed Air

Compressed air and instrument air systems will be provided to service the processing facilities. Compressed air receivers will be installed at various locations within the plant to provide the necessary surge capacity required due to intermittent consumption of some compressed air users.

18.0    PROJECT INFRASTRUCTURE

The infrastructure of the project is divided between two regional areas:

1.	Northern Project Area, comprising:

•	The mine site at Strange Lake, Québec.

•	The port site at Edward’s Cove, Newfoundland and Labrador.

•	The access road of about 170 km between the above sites.

2.	Southern Project Area, situated at Bécancour Industrial Park, Québec comprising:

•	The Bécancour process plant site.

•	The process plant residue storage facility.

18.1	NORTHERN PROJECT AREA

18.1.1	Strange Lake Mine Site

Facilities considered essential to support operations comprise an accommodation camp, a multi-functional building and a maintenance workshop building. Site access roads will link the mine with these facilities, ore stockpiles, waste rock dump, ponds, landfill and an airstrip.

18.1.1.1	Haul Roads and Stockpiles

Haul roads will be built with an inter-berm width of 19 m, suitable for trucks carrying a 55 t payload. Roads will be constructed or extended as required during the pre-production and operational periods.

It is intended that all stockpiled material Medium and Low Grade material should eventually be processed. Therefore, ore stockpiles will be located so as to facilitate future reclamation.

Overburden and waste rock will be stockpiled on the west side of the open pit. During construction, the project will aim to select suitable material to build on-site infrastructure, subject to geotechnical investigations determining its suitability. This will minimize both the size of the waste-rock dump and the quantity of material imports.

18.1.1.2	Water Supply and Pit Dewatering

Lac Brisson is expected to be the major source of fresh water, and esker SG-1 is also considered a potential source. More detailed analyses, particularly for radionucleides, will be required to confirm suitability of each source and, in line with best practice, all potable water will be treated before use.

A pumping station will be established on the bank of Lac Brisson, with an intake deep enough to avoid the impact of ice built-up during the winter time. A pipeline of about 1.5 km will deliver water to the treatment facility. A 5 m wide service road will also be required.

Abstraction from the aquifer beneath esker SG-1 would be through two wells, accessible by a service road. It has the advantage of proximity to the mine and potentially requires less treatment than water from Lac Brisson or from the open pit.

Sources of water inflow to the open pit include rain water, groundwater, and water from the lake fault structure. Most volume is expected though the latter, located in one part of the pit, and will be pumped from strategically located in-pit sumps using diesel power. Nevertheless, at the feasibility study stage the use of interception well(s) should also be assessed as a means of reducing inflows to the open pit, to minimize ice build-up during winter.

Any water collected from the mine pit will be delivered to a retention pond and treated in a water treatment plant prior to its use or discharge. Québec Directive 19 requires that all possible efforts should be made for the reuse of this water. (Directive 19 Sur l’industrie minière, March 2012).

During construction, the camp will require approximately 55 m3/d of potable water. The requirement will be less during operations when the camp will accommodate fewer people.

A fire protection water tank will be filled using water from the esker SG-1, and a minimum volume of water maintained in this tank, which will also supply water for equipment maintenance and dust suppression.

Sewage treatment plant (STP) at mine site will comprise a containerised, skid-mounted plant with septic and equalization tanks. The plant will include a membrane bio-reactor system, aeration, activated sludge treatment and ultra-filtration to meet regulatory standards for effluent quality, including total suspended solids (TSS) and biochemical oxygen demand (BOD). Sludge produced in the septic tank must be cleaned out once a year, dewatered on sand beds and transferred to the landfill.

18.1.1.3	Mine Explosives Plant

The selected explosives supplier will be responsible for the construction of an emulsion plant on the mine property and the delivery of emulsion, non-electric detonators, boosters and other blasting accessories to the pit blasting crew. The explosive plant will be located along the access road, near the waste rock stockpile, about 4.5 km from the open pit.

18.1.1.4	Crushing

Primary crushing of ore mined at Strange Lake will be performed on site. A semi-mobile crushing station will be located outdoors, close to the mine pit, comprising hopper(s), silo(s),

jaw crusher and conveying equipment. Crushed ore will be transferred to shipping containers for onward transportation, or to an emergency stockpile.

18.1.1.5	Fuel Storage and Distribution

Fuel storage at the mine will comprise a 750,000 L tank, equivalent to approximately three weeks of supply. This tank will be located in a bermed containment area; secondary containment will protect against leaks and spills. A further 13 weeks supply will be stored at the Edward’s Cove port and delivered to the mine by road tanker as required.

A refuelling station will serve light and heavy vehicles (including tankers and tractor trailers). Tractors for ore transportation will be refuelled at either Strange Lake or Edward’s Cove, as needed.

The airstrip will be equipped with a 30 m3 tank for the storage of aviation fuel to be used in case of emergency.

18.1.1.6	Power Supply and Distribution

A power plant at the mine site will be equipped with four generators, each nominally rated at 650 kW. It is expected that two generators will be running at any given time, with the other two on standby or undergoing maintenance. There is no other backup or alternative supply.

Distribution to substations and large motors will be at generator output voltage (4.16 kV), avoiding the need for step-down transformers.

The airstrip will have its own supply, provided by a 250 kW diesel generator, supplied with a small day tank as well as a large storage tank for Arctic diesel fuel supply.

18.1.1.7	Camp Accommodation

A temporary construction camp will be located within the vicinity of the proposed mine site facilities. The temporary camp facilities will accommodate 375 persons for the duration of the construction. Permanent camp facilities will also be located within the vicinity of the mine site. The camp will be a modular design to accommodate a maximum of 375 persons and constructed to industry acceptable standards for long term, permanent site accommodation for mine operations personnel, with additional space for truck drivers and other visitors. Arctic corridors will be provided to link the buildings.

The permanent camp modules will be prefabricated for assembly at site on foundations constructed using concrete piling and grade beams and will accommodate 220 personnel. The central core will include recreational, kitchen, and dining facilities, meeting rooms, offices, as well as medical, first aid and emergency response facilities. The dining room will seat 110 per sitting. Recreational facilities will include a gymnasium, sauna, weight room, games and TV rooms. Bedrooms will be located in three-storey wings connected to the central core building; each will have a private toilet and shower.

18.1.1.8	Multi-functional Building

A multi-functional building will incorporate heated and non-heated warehouses, change-house, lockers, laundry facilities, medical and fire safety, laboratory, offices and meeting rooms for mine management and administration staff; garages for emergency vehicles (fire truck, ambulance), and associated emergency response equipment storage.

The building will be located on an esker 2 km from the open pit. Building on this ground will not require foundation piles since it has sufficient bearing capacity. This location will also be a source of borrowed material for construction.

18.1.1.9	Workshop

The main mine site maintenance shop will be part of the mine site maintenance and warehouse facility. The mine site workshop building will be a heavy duty custom designed steel building metal clad building structure containing maintenance bays, wash bay, lubricant storage, machine shop and related offices. The workshop building will contain the following:

•	Two bays for repair and servicing of mining trucks and other mining equipment.

•	Six bays for service of transport tractor trailers.

•	A mobile equipment wash bay.

•	A lube truck warm up bay.

•	Lubricant storage and dispensing rooms.

•	A machine and welding shop.

•	An electrical/instrumentation shop.

•	Mechanical/electrical room.

•	Equipment washing and sump room.

•	Tyre changing pad and equipment.

•	Administration offices and coffee room.

Bridge cranes will be provided with the capacity to lift the heaviest component, typically the box of a mine truck. The machine/welding shop will be equipped with welding, lathe, and milling machines, parts washer, bandsaw, hydraulic press, break and other tools and equipment. Lubrication, glycol coolant, engine and welding fume exhaust systems and compressed air will be provided in the service bays and welding shop.

18.1.1.10	Mine Warehouse

Heated and unheated storage at the mine site will be provided in the multifunctional building. This will include approximately 500 m2 of heated space and 500 m2 of unheated space. This space will be sufficient to store goods and equipment parts for use during the winter months. A concrete floor will be provided in the warehouse to facilitate the material handling. The truck loading and unloading will be performed with appropriate lifting equipment.

18.1.1.11	Airstrip

The airport facility will be capable of operating 24 h/d, 365 d/y. The runway and taxiway will be constructed of gravel. A trailer will be used for the terminal building, with capacity for around 60 passengers, including washroom facilities, storage area, and office space.

18.1.1.12	Medical Emergency Response

Medical and emergency response facilities will be provided at the multifunctional building at the mine site. An ambulance will be available and maintained in the ambulance bay of this building complex.

In addition, a nurse’s station will be provided at the mine permanent camp. A qualified nurse and/or doctor will be available at the mine site to deal with medical emergencies. Qualified personnel trained in first aid and emergency response will also be available. When necessary, an air ambulance will take patients to a hospital facility located in a major centre such as the Labrador Health Centre located in Happy Valley-Goose Bay.

18.1.1.13	Waste Management and Landfill

Recoverable materials will be compacted on site, and sent to a sorting facility. Special waste will be sent to an authorized treatment/disposal facility. Kitchen/organic waste and other non-recyclable and non-hazardous domestic wastes will be despatched by road twice a week to the port site for incineration.

A landfill to accommodate non-hazardous solid waste will be built along the access road between the airport and the open pit, in a topographically suitable area. A pad of 2,500 m2 will be constructed near the landfill, for use in remediation of any contaminated soil.

18.1.2	Mine Access Road

The link between the port and the mine site will be an 8-m wide all-weather access road, constructed over a distance of 168 km. Preliminary designs envisage a crushed rock or gravel surface to sustain high traffic volumes. The preferred alignment represents the shortest route; provides the fastest travel time for a roundtrip between the port and the mine site; and traverses less difficult topography than other routes considered in the study. Nevertheless, a potential avalanche and landslide risk with this option merits further consideration at feasibility study stage.

As far as possible, the road alignment will balance cut and fill; avoid tight curves and have a maximum gradient of 12%. The proposed route crosses three water courses; two culverts and a bridge will be required, and will meet seasonal caribou crossing requirements.

Figure 18.1 shows the route of the proposed access road.

Figure 18.1

Proposed Mine Access Road

Provided by AECOM, November, 2013.

18.1.3	Edward’s Cove Port

A systematic analysis of various options for the location and design of a wharf resulted in the identification of Alternative 6 (Floating Wharf) as the preferred option (see Figure 18.2), principally since this structure could be dismantled during the ice season, and potentially requires less capital.

At the subsequent feasibility study stage, the above conclusions need to be validated and confirmed by conducting more extensive (including summer) wind, tidal, current, and wave measurements. Further field geotechnical investigation should be conducted to examine the rock elevations at project site (wharf area and along the trestle length) and terminal operation criteria should be developed early in the next phase of this project. This is necessary in order to: assess the need of tug assistance, determine the requirements of wharf material handling equipment, confirm the dimension of wharf; and to determine the acceptable terminal downtime.

Figure 18.2

Proposed Floating Wharf

Provided by AECOM, November, 2013.

As well as the marine works (wharf), on-shore infrastructure at the port includes ancillary facilities located 2 km from the shoreline. These include port site roads, fuel tank farm, container storage and handling area, ore stockpile, incinerator, landfill, accommodation camp, multifunctional building and services. A small control building will be located in the port area, providing office space, a lunchroom and toilets. A temporary landing barge and airstrip will be required during the construction phase.

Crushed ore will be delivered to the port in 30-t shipping containers, with three containers per tractor load. Container handling at Edward’s Cove varies depending on the season:

•

When ships are at berth (summer operation) full containers will be delivered to the ship, and ore will be reclaimed by front end loader from the crushed ore stockpile to fill empty containers unloaded from the ship.

•

When there are no ships at berth (winter operation) lids will be removed from full containers which are then handled using a reach stacker equipped with a Rotabox, to empty the crushed ore from the container into a mobile feed hopper. From here, a transfer conveyor and a stacker conveyor will feed the crushed ore stockpile.

Empty containers will be loaded onto tractor trailers for back haul to the mine.

18.1.3.1	Fuel Handling and Storage

The fuel tank farm will be located near the wharf where tankers will be offloaded. Arctic diesel fuel will be pumped from the fuel tanker using the ships pumps, boosted as required through a pumping station located on the dock and delivered to the tank farm through a double walled pipeline system. The diesel tank farm at the port will comprise one 750 m3 storage tanks, to supply 13 weeks of storage for the mining operations at Strange Lake, QC and three 1,650 m3 storage tanks to supply 16 weeks of fuel for port operations at Edward’s Cove. The tanks will be placed within a bermed containment area. Secondary containment will protect against accidental leaks and spills. A foam-based fire protection system will be employed.

Road tankers will collect fuel from a filling station located between the tank farm and the access road to the mine site. These road tankers will deliver fuel to the mine site and to generators, heating systems and incinerator serving the port buildings and camp site. Ore transport trucks will also refuel here in preference to their refueling at the mine site, thus saving on fuel haulage costs.

18.1.3.2	Port Area Facilities

In the port area, an accommodation camp, multi-functional building and warehouse will be established in the location used as a laydown area during construction. Where possible, temporary infrastructure required during construction phase will be retained for use during operations.

The multi-functional building will include workshops for road vehicle and equipment servicing, offices, a change-room for 70 permanent staff, medical and emergency response facilities including a fire and ambulance station.

The warehouse building will store parts and supplies that cannot be left outside or in shipping containers where most materiel will be stored.

At the commencement of project construction, an 80-person hotel barge or similar vessel will be used to house construction workers who will be tasked to build the permanent and temporary camps at the Edward’s Cove Port terminal. This ‘flotel’ will be docked in a suitable strategic location nearest to the proposed dock and port facilities.

Once the permanent and temporary camps at the port are complete, a total of up to 100 workers will use the facility during the construction phase. The permanent camp will remain occupied throughout the operating period of the port, housing 70 staff. The camp will be located approximately 2 km south of the wharf along the access road connecting the port with the mine.

The permanent camp will be of a pre-fabricated modular design, constructed to industry acceptable standards. The core will contain recreational, cafeteria and kitchen facilities,

meeting rooms, offices, shower and change rooms, as well as medical, first aid and emergency response facilities. The cafeteria will seat 35. Recreational facilities will include weight and exercise rooms, sauna, games and TV rooms. The bedrooms would be located in two-storey wings connected to the central core, each with a private toilet and shower.

18.1.3.3	Water Supply, Treatment and Run-Off Management

Groundwater is believed to be the most cost-effective and convenient source for the modest volume of water supply required in the port area. Specific sources should to be identified and tested at the feasibility stage. Well pumps will deliver water to a treatment plant from where it will be distributed around the camp area. Water for the office building in the wharf area will be delivered by tanker, as required.

At the camp, a firewater tank of 750 m3 will feed a pump house and hydrant network. Sprinklers, standpipe and hose stations will be provided in accordance with relevant codes.

Wastewater treatment will be through skid-mounted, containerized sewage treatment plants. For the port camp site, a capacity of 25 m3/d will be provide, while the port control building will have a system sized to handle 2 m3/d. Sludge will be dewatered prior to being disposed of as landfill.

The ore stockpile area will be fully bermed and lined with geomembrane to prevent absorption of water, and so will generate runoff proportionate to rainfall received. All runoff that has come into contact with the ore stockpile will be collected by ditches then discharged into a retention pond, sized to contain a 1 in 100 y event, i.e., 85 mm within 24 h. This water will be treated using lime addition and solid/liquid separation to remove dissolved contaminants before being released to the environment.

To the maximum extent possible, clean runoff from rain falling outside Project activity areas will be collected in ditches and diverted around and away from active areas, and discharged back into the environment.

18.1.3.4	Power Supply and Distribution

After consideration of alternatives, the study concluded that both the port and its camp should be powered using medium speed diesel generators, a well proven technology widely used in the Canadian North. The PFS assumes that the power plant will be owner operated.

The number of generators is based on an N+2 configuration, where N is the number of units required to supply the base load using 80% of full capacity, leaving one unit on standby and another on maintenance. At the port, with a peak demand of 440 kW, a single generator rated at 650 kW is required to be running at any given time. The N+2 configuration dictates that three such units be installed.

The generators will burn Arctic Diesel Fuel No.2, in common with boilers used for direct heating as well as the haulage truck and mine fleets. In the cold winter months, approximately 85% of surplus heat energy will be recovered from the generators using a recovery system supplying heat to adjacent buildings.

Distribution around the port area will utilize armoured cables which may simply and safely be laid on the ground, without mechanical protection. This will result in greater reliability than conventional overhead lines.

18.1.3.5	Other Infrastructure

Communications (voice and data) from the Northern project area will be via a bi-directional satellite link, with local networks for on-site communications, supplemented by two-way radios and a satellite-based real time location system (RTLS) for vehicles travelling between the mine and the port.

The mine access road enters the port area and forms a loop to accommodate trucks with full containers awaiting loading and empty containers heading back to the mine or the stockpile.

A dual-chamber incinerator at the port site will have a batch capacity of 1 t/d. This incinerator will receive kitchen waste and other non-recyclable, non-hazardous domestic wastes from both port and mine sites. The incinerator will be enclosed in a separate building located near the landfill and contaminated soil pad along the access road. Ash will be tested for leachable metals and, if suitable, transferred to the landfill or, if hazardous, temporarily stored before being shipped to an authorized disposal facility.

The landfill for disposal of non-hazardous solid waste will be located along the access road between the facilities area and the port, in an area with suitable topography. Over 30 years, the estimated surface areas required for the landfill and inert waste dump, respectively, are 1.0 ha and 0.2 ha.

A contaminated soil pad, constructed near the landfill, will also be used also soil remediation.

18.2	SOUTHERN PROJECT AREA

The PFS proposes that a process plant and residues storage facility (RSF) should be developed within the Bécancour industrial park, located on the south bank of the St. Lawrence River opposite the city of Trois-Rivières. Ore containers shipped from Edward’s Cove and other bulk supplies (e.g., sulphur) will be offloaded from vessels berthing at the nearby port of Bécancour and brought to the process plant site by road.

Located on Lot 4 of the industrial park, the process plant site will include ore stockpiles, sulphur storage, acid plant, solvent extraction plant, utilities and supporting systems while the RSF, located on a remote lot in the park, will include the residue stockpiles, the dewatering building and related ponds.

18.2.1	Bécancour Port

The existing port and berth structures at Bécancour are adequate to receive vessels of the size required to deliver 1.46 Mt/y ore in containers during the first 6 months of each year, and bulk sulphur prills for the acid plant during the second half of the year. No marine works or modification of the port is envisaged in the PFS.

The ore containers will be offloaded from the vessels by crane and loaded onto flatbed trucks for the 7 km haul to the process plant site. Sulphur will be offloaded using the ship’s clamshell discharging the material into a mobile hopper feeder which, in turn, will fill containers pre-loaded on tractor trailer units for transfer to the process plant site.

Figure 18.3 provides the layout for the proposed site facilities at Bécancour.

Figure 18.3

Layout of Bécancour Site Facilities

Lot numbers given with area in km2.

Provided by AECOM, November, 2013.

18.2.2	Bécancour Processing Plant

As well as the port facility, existing infrastructure supporting the processing of ore at the Bécancour plant includes the availability of utilities at the industrial park (industrial water supply, sewage disposal, electrical power and gas supplies). In addition, the industrial park is responsible for the provision of emergency (fire, medical) and waste management services.

Where appropriate, the PFS provides for the establishment of connections to these existing supplies, bulk materials handling, and other infrastructure as described below.

18.2.2.1	Bulk Materials Handling

On arrival at the plant site, the lids are removed from the ore shipping containers using a forklift. The containers are then emptied into a mobile feed hopper by a reach-stacker equipped with a Rotabox, and the empty containers are returned to the port. The feed hopper discharges onto a mobile transfer conveyor which in turn will feed a stacker conveyor to create a crushed ore stockpile. The crushed ore will be reclaimed by front end loader and dumped into a feed hopper for delivery to the grinding plant.

Similarly, prilled sulphur delivered to the process plant will be stockpiled utilizing the same method and equipment as the crushed ore above. However, it will be reclaimed by its own front end loader and delivered to the acid plant.via a mobile feed hopper and transfer conveyor system.

Truckloads of bulk lime will be transferred to a storage silo using the truck’s onboard blower, and will feed a lime slaking plant. A suitable dust control system will be needed in this area.

Limestone will be delivered into a storage bunker near the slaking plant. It will be reclaimed by front-end loader. A suitable dust control system will be needed in this area.

The process plant residues will be sent by pipeline to the RSF, where the residue slurry will be dewatered and conditioned with cement in the dewatering building before being stockpiled. The filtrate will be returned to the process plant by pipeline. An overland pipe rack will link both locations.

18.2.2.2	Electrical Power

Overall, installed power for the process plant is estimated to be 25 MW, including 20% infrastructure loads and 25% spare capacity. This estimate is based on the equipment list and allowances for lighting, heating and auxiliary power. At a diversity factor of 80%, the peak demand load is estimated at 19 MW. That power can be provided through the available power lines from Hydro-Québec. The PFS assumes that power will be supplied at 25 kV, rather than 120 kV which is also available but would increase the cost of the main substation. A detailed cost-benefit analysis should be undertaken at the feasibility stage before eliminating that option. The PFS also assumes that the main substation will be built and operated by the Owner, though alternative strategies may also be considered at feasibility.

Power Supply

All of the power required to operate the process plant, including base and peak loads, will come from existing Hydro-Québec transmission lines. For some of the critical loads a local emergency generation system will be required. The capacity of these units will only be determined at the feasibility stage of the project but, for the purpose of the PFS, it is assumed that 10% of the loads will require emergency power supply strategically placed in different areas to provide this critical power at four different locations. Accordingly, four diesel generators of 400 kW each will feed a 600 V emergency network. All emergency loads will be distributed between these 4 generators.

Power Distribution

Based on the anticipated peak load, and considering equipment costs, the optimal voltage level for incoming power supply would be 13.8 kV. This voltage will be used for power distribution and also for power supply for motors above 3,000 HP. The voltage will be stepped down to 4.16 kV to feed the large motors (250-3,000 HP) and for power distribution to remote loads and areas. Emergency power at 600 V will feed critical loads during a power outage.

Within the process plant there will be four levels of power distribution:

•	13.8 kV, 3 PH, 3 W, 60 Hz, resistance grounded neutral: for main power distribution and motors above 3,000 HP.

•	4.16 kV, 3 PH, 3 W, 60 Hz, high resistance grounded neutral: for power distribution and large motors (250-3,000 HP).

•	600 V, 3 PH, 3 W, 60 Hz high resistance grounded neutral: for small power distribution (Between non-process buildings) and small process loads (below 250 HP).

•	208/120 V, 3 PH, 4 W, 60 Hz, solidly grounded neutral: for small loads, lighting and non-process loads.

18.2.2.3	Natural Gas

At Bécancour, natural gas available at the site boundary will be used to supply heat in the mill to dry and roast ore, evaporate sulphuric acid from baked ore, heat sweep gas and sulphuric acid, and produce steam. Heating will be required also in the hydrometallurgical plant. Gas distribution pipelines within the site will be designed to ensure the pressure and volume of supply are adequate.

18.2.2.4	Buildings

In addition the process and hydrometallurgical buildings, the following will be needed:

•	General administrative and management services, housed in a 2-storey building with offices, training area, meeting room, lunch room and ancillary services.

•	Warehouse, laboratory, shop and medical (first aid) facility.

•	Cafeteria, change room and lockers.

•	Guard house/security services.

18.2.2.5	Information and Communications Technology

Communications from the plant site to the Northern project area will utilize a commercial internet service. Cellular phones will be supported by a local base station at the plant site. Two-way radios will also be used for vehicles travelling between the plant and port areas.

The process plant will be equipped with a Supervisory, Control and Data Acquisition (SCADA) system operating over industry-standard communications networking hardware and software.

IP-based video surveillance cameras will be supported by the IT network and telecommunication links. Additionally, intercom systems are deployed on remote gates and limited access doors.

18.2.2.6	Site Water Balance

At Bécancour, water requirements are as follow:

•	Process water required for the process plant, the hydrometallurgical plant, the RSF, and industrial facilities such as the powerhouse, sulphuric acid plant, et cetera.

•	Cooling water from the existing raw water distribution network in the industrial park, used in the hydrometallurgical plant and other process areas.

•	Demineralized water required for steam generation in the boilers, solvent extraction and acid making.

•	Potable water.

A water balance has been developed for the Bécancour site, as shown in Figure 18.4.

Figure 18.4

Bécancour Water Balance

Provided by AECOM, November, 2013.

Process Water

The process plant will be a significant consumer of water and source of effluent. All effluent will be collected and treated before being returned to the process water pond, located near the plant. The neutralization circuit and effluent treatment sections of the production cycle include a series of mixing, coagulation, neutralization and settling steps, after which the treated effluent will be passed through a series of sand filters to capture suspended solids. Solids from the neutralization circuit will be sent to the RSF for dry stacking.

All of the plant effluent can safely be recycled via the process water pond. Under normal circumstances, there is no discharge to the environment. However, it will meet the required discharge standards and so could safely be released to the environment, if necessary.

Cooling Water System

Water needed for cooling purposes in the plant is never mixed with process water. After use it is collected in a dedicated Cooling Water Pond (CWP). Owing to the large volumes of water used for cooling, the CWP needs sufficient surface area to allow for aeration and natural cooling of collected water and, in addition, it will be equipped with an air-draft cooling tower for use during warm weather.

Demineralized Water System

The Bécancour site needs demineralized water for use in high pressure steam boilers, for making sulphuric acid, and in solvent extraction operations. Process steam demand will be around 40 t/h, while the hydrometallurgical plant requires approximately 65t/h of steam. The acid plant requires around 90 t/h of 110°C boiler-quality water. For these processes, condensate return is mixed with water and fed into the demineralization plant and to deaerators, as needed, for further treatment and conditioning before it is distributed across the site.

Potable Water

The SPIPB provides potable water to the site boundary. On the site, an underground pipe network will connect all buildings and will also provide fire protection where possible, eliminating the need for a dedicated fire water tank and potable water treatment system. The final design of the network will depend on the water pressure and flow, to be finalized with SPIPB representatives at feasibility study stage.

18.2.2.7	Sewage Water Treatment

In the process plant area, sewage water will be collected and piped to a point on the boundary of the site where it will be discharged into the industrial park sewage network.

18.2.2.8	Site Drainage

The ore and sulphur stockpile areas will be lined with a geomembrane to allow collection of all rainwater falling in those areas. A network of drains will deliver this runoff to a retention pond where solids will settle before the water is sent to the process plant.

The retention pond is designed to accommodate a 1 in 100 y, 24 h rain event, i.e., 103 mm. That precipitation falling on the total stockpile area of 94,000 m2 will require the storage of up to up to 10,000 m3 water in the retention pond, which is sized accordingly.

Precipitation on other areas susceptible to contamination, such as the acid plant or diesel fuel station, will flow through an oil separator prior being sent to a water treatment system.

Precipitation falling on the remainder of the plant area will be collected and discharged into the environment as natural runoff.

18.3	RESIDUES MANAGEMENT

As part of the PFS, SLR International Corporation (SLR) prepared a study that describes the nature of the process residues, and the selection of the method and location of residue disposal in southern Québec. SLR also provided conceptual designs for the residue storage facility (RSF) with 30-year capacity at a processing rate of 4,000 t/d (i.e., 66 Mt of residues and cement).

Potential sites for the RSF were identified and compared. The selection of RSF location considers a balance of environmental, technical, economic, socioeconomic, and risk management factors. Two locations within the southern portion of the Bécancour Industrial Park are available for residue disposal: these cover approximately 1.8 km2 and 0.8 km2, respectively. The volume of residues generated over a 30-year operating period will require disposal at both locations, because of the capacity required and considerations of ultimate height. The southwestern unit would be constructed and filled first with construction of the second, northeastern unit being constructed when the first is nearing its capacity (after approximately 25 years).

The residue consists of two components: very finely ground rock (neutralized residue) and chemical precipitate (SX raffinate). The neutralized residue solids have the consistency of a fine silt with some clay and the SX raffinate solids are primarily very fine crystals of gypsum. Alternative residue management approaches considered keeping these two waste streams separate as well as mixing them together. Based on currently available information, filter-pressed, dry-stacking of the mixed streams amended by cement is considered feasible and is the preferred approach. The primary reasons for this preference include: ultimate capacity of facilities on the available land; relative ease of operation (specifically placement of the residues); the simplicity of water management; minimization of leachate issues; the stability of the residues mass; the ability to incrementally close the facility during operations; the ease of completing closure at the end of mine life; and the long-term durability of the closed facility.

Dry-stacking is feasible but requires a cementing agent to maintain the stability of the placed residues and to prevent re-suspension of the residues particles during precipitation and snow-melt events. The cement is a major cost factor for the disposal as proposed.

Alternatives involving hydraulic placement would be more difficult to operate and close due to the poor consolidation characteristics of the residue, particularly the SX raffinate. However, the primary reason hydraulic placement is not preferred is the amount of imported embankment fill required and the ultimate lack of capacity for the 66 Mt of residue. Because of the flat terrain the amount of fill material ranges up to over 75 Mt. The residues may remain in suspension as a low-density fluid for a long time and hence require a large impoundment volume to accommodate it. The potential issues of closure are a second concern: it will be difficult to place a long-term cover on the soft, consolidating residues and long term water/leachate management would be required as the residues consolidate.

18.3.1	Characterization of Residues

It is proposed to manage two residue streams by mixing them together:

•

The neutralized leached residue from the acid bake leach process, with hydroxides, lime, and limestone residue that precipitate during the neutralization step. These residues constitute approximately 58% of the total tonnage to be placed in the RSF.

•

SX raffinate is a mixture of waste streams generated during beneficiation of the leach liquor and water treatment, and is primarily composed of gypsum (calcium sulphate) with some iron hydroxides, calcium fluoride, and limestone and lime precipitate. It is expected to comprise very fine-grained, needle-like crystals that are difficult to dewater. This material constitutes on the order of 39% of the total tonnage to be placed in the RSF.

Currently, only synthesized samples of an earlier SX raffinate residue have been available for testing. Further testing using actual samples of the two waste streams is necessary to refine the design parameters. Once this testing is complete, value engineering analyses can be done to determine if alternative disposal methods or design parameters are feasible and cost effective.

The residue is not considered inert (or low risk) and must be tested for other characteristics (leachability, radioactivity, acid generating potential) to determine if groundwater protection measures should be implemented.

Sulphate is the main constituent that has potential to degrade groundwater quality, but is not a hazardous constituent. Water supply wells in the vicinity of the proposed RSF represent an existing beneficial use of groundwater. Although the aquifer is not considered a sole-source water supply, it is provisionally classified as a Class II groundwater resource. It has therefore been assumed that protection of groundwater quality will require a seepage barrier (i.e., a liner with an overlying leachate collection system) for compliance with Directive 19.

18.3.2	Disposal Site Conditions

18.3.2.1	Site Geology and Soils

A geotechnical field investigation was performed by SLR during August, 2013 to characterize the geology and soils at the selected RSF locations. The field investigation indicated consistent subsoil conditions throughout, in general agreement with previously published information about the area. In summary, there is a 0.5 m thick layer of topsoil underlain by 3 to 4 m of fine silty sand. Underneath the silty sand is a layer of soft clay that is generally 3.5 to 5 m thick. The clay is underlain by a layer of glacial till (silts, sands, and clays) that ranges in thickness from 2 to 6 m. Below the glacial till was a hard layer that appeared to be indurated or cemented till.

Data from SLR’s in-situ testing (cone penetrometer and field vane test) indicate that in the area of the RSF the clay layer is soft (i.e., highly plastic) and is classified as medium sensitive based on the Rosenqvist (1953) classification system. Reconnaissance of nearby erosion cuts and geomorphology indicated no evidence of recent mass movement or landslides that engaged the clay, however. This means that native materials can be an acceptable foundation for the RSF. Nevertheless, the conceptual design includes engineered mitigation measures that focus on providing for a gradual loading of the soil during disposal operations to induce consolidation of the clay so that it can gain strength. Consequently, the RSF containment systems will be designed to accommodate differential settlement, and groundwater released during consolidation of the clay will be collected by a drainage system.

18.3.2.2	Groundwater

The soft clay layer has a low hydraulic conductivity when compared to the upper sand layer, so surface infiltration of snowmelt and rainfall percolate into the sand layer and flow horizontally within the sand toward geographic lows and erosion cuts. The geotechnical field investigation indicated that groundwater in the sand layer occurred at a depth of about 1-2 m during the mid-summer period when the field work was performed. The two RSF units will likely cut off the source of recharge for this shallow perched groundwater within the footprint of the RSF, and construction of the RSF will remove much of the sand layer and, also, drain groundwater. As a result, this perched groundwater is not expected to occur within the footprint of the RSF units. Outside the RSF footprint, the perched layer is expected to remain.

The soft clays are saturated but, as noted above, the hydraulic conductivity is low so very little water flow through the clay occurs. The clays are considered an aquitard.

Groundwater occurs in the variable glacial till and the hard, indurated till layer beneath. The geotechnical field investigation included installation of three groundwater monitoring wells in this material within the footprint of the RSF. Monitoring of water levels and water quality at these wells along with other data collection as part of an ongoing hydrogeologic investigation will provide more information on the hydrology of this aquifer. For the purposes of this prefeasibility study, it is assumed that the water quality is good in the variable till aquifer (i.e., meets all water quality standards and is free from man-made or natural contamination), and that the flow is generally toward the St. Lawrence Seaway to the north. A total of 12 groundwater samples were collected from superficial sand monitoring wells and deeper clay/till monitoring wells at and around the RSF. Generally, groundwater quality is good but varies from site to site.

18.3.2.3	Climate and Surface Water

The average monthly distribution of precipitation varies from approximately 65 mm (water equivalent of snowfall) in February to approximately 110 mm (rainfall) in July. The annual average precipitation is approximately 1,100 mm.

The average monthly potential evaporation is typically less than the average precipitation, except in June when they are similar. The annual average lake evaporation is on the order of 650 mm.

As a result, surface water or snow will generally accumulate on natural terrain and within the RSF every month of the year and runoff to natural drainage courses.

Much of the area selected for the two RSF units is characterized as wetland. In the Southwest Unit, a water course flows eastward then northward and has cut a channel into the sand to a depth of 4 m. This water course flows into a ditch that crosses the industrial park. There are no other water bodies within the area of the RSF.

18.3.2.4	Seismicity

In accordance with Directive 19 (Section 2.9.3.2), the RSF should be designed to withstand the ground motion characterized by a return period selected as function of the location and risk to society from the facility. It is SLR’s opinion that a return period of 475 years (i.e., a 10% probability of occurrence in 50 years) is appropriate. This corresponds to a peak ground acceleration (PGA) of 0.112 g.

Under this level of shaking, liquefaction of the sand layers at the site is not expected. This level of acceleration is not expected to impact the stability of the slopes if they are designed to meet the lowest acceptable static factor of safety (1.3), as required for short term conditions by Directive 19. Stable slopes have been factored into the conceptual design.

18.3.3	Residue Disposal Method

Consideration was given to the following alternatives for residues disposal (Figure 18.5):

•	Dry-stack mixed filter-pressed residue

•	Dry-stack filter-pressed neutralized residue/slurry disposal SX raffinate

•	Slurry disposal of SX raffinate within basin of neutralized residue

Of these, only the first was considered feasible, and its use is therefore used in the PFS.

Figure 18.5

Residue Disposal Methods Considered

Provided by AECOM, November, 2013.

SX raffinate waste, which starts as a 30% solids slurry, is used to re-pulp the neutralized residue after washing so that the mixed wastes can be pumped as a slurry to a thickening/filtration plant at the RSF site. The slurry is dewatered to produce a cake with >75% solids content. The water proceeds to the desalination plant which uses RO to remove the salt. The cake is mixed with cement in a pug mill, and then hauled by truck into the RSF where it is dumped and allowed to partially cure for 12 to 24 hours. After the partial curing, the residues are spread and compacted.

The RSF will be lined to contain leachate, and equipped with a leachate collection system. The upstream construction of berms/buttresses will allow stable sideslopes at an inclination of 5:1 (Horizontal to Vertical). The first unit will reach a height of 45 m; the height of the second unit after 30 years is approximately 18 m, but there is capacity for an additional 6 Mt tonnes (approximately) if the second location is also built to 40 m height.

The sideslopes will be progressively reclaimed with trees and have infiltration protection. When full, the first unit would be closed by covering the top deck with a geomembrane and soil cover before being vegetated with grass. Closure of the second unit will occur at the end of operations, or when it reaches capacity.

18.3.4	RSF Conceptual Design and Construction Plan

The southwestern (larger) unit would be constructed first, and construction occurs in phases. The second, northeastern unit would be constructed in a similar manner, and construction would begin in about year 24 when the first unit is nearly full.

Initial construction will include clearing and grubbing the northeast quadrant, stockpiling topsoil removed from this area, excavating down approximately 3 m in the top sand layer, and storing the excavated material for use in berm/embankment construction.

A system of underdrains will be installed in the cleared area for removal of groundwater released through consolidation of the underlying clay layer. The drains would be graded toward a sump located at the centre of this quadrant. A submersible pump will remove the collected groundwater for discharge to the environment, though it could be collected and managed with leachate if needed.

The liner system, consisting of a 60 mil HDPE geomembrane overlain by a high-capacity drainage layer such as a geocomposite (doubled in some areas as a contingency against failure or differential settlement) will be constructed on top of the berms, foundation, and drainage system. A network of leachate collection pipes in gravel on top of the high capacity geocomposite will drain leachate to a sump serving the northern half of the unit. The collected leachate will be recycled back to the process plant via a storage pond.

The first quadrant will initially be loaded with residue to a height of 5–8 m, to allow consolidation of the underlying soft clay during construction and loading of the other three quadrants, which results in strength gain and reduces the potential for differential settlement. The first quadrant will provide disposal capacity for three to four years of operation, so construction of the second quadrant would begin in approximately Year 3, the third quadrant in approximately Year 7 and the fourth in approximately Year 11.

Once all four quadrants are lined and nearly filled with the first lift of residue, construction of an embankment raise approximately 5 m high on top of the starter berm will be initiated. A 60 mil HDPE geomembrane will be laid over berm; this geomembrane will reduce infiltration on the sideslopes. The embankment will be constructed clockwise from the northeast corner, and the residue facility would be progressively built up in a spiral manner. This approach allows progressive, gradual loading of the subgrade which will help to further consolidate and strengthen the soft clay material that underlies the facility.

The slopes will average 5:1, but will be varied and the boundary of the facility scalloped so that the contours appear more natural; there may also be benching and terracing depending on space requirements and overall appearance. Finally, trees will be planted progressively on the side-slopes to blend with the surrounding landscape. It is recommended that a nursery be started for this purpose as the number of trees required is quite large.

When near capacity and final height, the facility will be crowned with residue material sloped at 3 to 5%. The top would be covered with 60 mil HDPE geomembrane and a drainage layer, then nominally 1 m of soil cover and 35 cm of topsoil/growth medium from stockpiles. The top deck would be revegetated with grass.

Construction of the northeast unit would be performed in a similar manner beginning in approximately Year 24 of operations, and closure at the completion of the project.

18.3.5	RSF Operations

The mixed residues will be conveyed by pipeline to the dewatering plant for filtration; water removed from the residue will be returned to the mill and beneficiation plant. Dewatered residue (>75% solids) destined disposal within 75 m of the perimeter of the unit will be mixed with approximately 5% cement using a pug mill to further reduce water content and provide strength within the RSF. A 75-m wide layer of residue inward from the outermost layer would be amended with a lesser amount (assumed 2.5%); residue placed in the interior is not expected to require any addition of cement. Overall, the average rate of cement addition is approximately 2.5%. Additional testing is planned to determine more precisely the amounts of cement addition required.

The dewatered residue will be hauled by truck, dumped at the active placement site and allowed to cure for a period of 12–24-hours to reduce water content and improve strength prior to final placement. The use of articulated dump trucks will minimize ground pressure and provide manoeuvrability on the surface of the stacked residues. Once partially cured, residue will be spread in lifts of approximately 0.3 to 0.4 m (loose) and compacted.

It is expected that haul and deposition will be conducted 7 days per week, 52 weeks per year.

The seepage rate is estimated at 185 m3/d early in the project with one quadrant constructed, and up to 730 m3/d once full build-out of the footprint is achieved. This will be collected in the leachate collection system and conveyed out of the impoundment area to a leachate storage pond where the leachate is stored before being recycled into the process plant. When the second RSF unit is constructed and the first unit is being closed (approximately year 25), the flowrate of leachate will decrease.

18.3.6	Surface Water Management

Runoff that has contacted the residue will be managed separately according to the requirements of Directive 19. During construction and filling, runoff will be collected in a lined pond constructed within the RSF footprint. The pond will be designed to contain up to 70,000 m3 of storm runoff from the full footprint of the RSF. The capacity of the pond is based on containment of runoff from the design maximum storm event and will be operated generally at a near-empty condition. Once suspended solids have settled sufficiently, stored water would be returned to the process plant. If any excess water needs to be discharged, treatment would be provided as necessary and the water would be discharged to the effluent pipeline maintained by SPIPB.

Environmental monitoring will substantiate that groundwater and surface water quality is being protected.

18.3.7	Closure and Post-Closure Monitoring

In addition to the progressive reclamation during operation, closure of the RSF will be undertaken as follows:

•	Permanent drainage will be constructed to prevent erosion.

•	The runoff pond would be removed or otherwise incorporated into the final closure features consistent with the objectives of closure.

•	Further evaluations will be conducted to determine whether alternative cover systems, for example a soil only cover, would suffice.

•	The groundwater underdrain system will be closed by removing the pump and plugging and abandoning the pipe that accesses the drain sump.

•

The leachate collection system will be operated until leachate generation is nominal. Closure of the leachate collection system will include removing the pump and plugging and abandoning the access wells to the leachate collection sumps.

•	The leachate collection pond will be removed and the area reclaimed.

Post-closure monitoring and care will include site inspections and maintenance of the cover, re-vegetation, and surface and groundwater monitoring for a period of time.

19.0    MARKET STUDIES AND CONTRACTS

19.1	INTRODUCTION

As discussed in Section 17, Recovery Methods, the prefeasibility study is based on the production of a heavy rare earth concentrate also containing yttrium, a light rare earth concentrate, zirconium basic sulphate (ZBS) and high purity niobium pentoxide.

Quest retained Roskill Consulting Group Limited (Roskill) to prepare an analysis of the markets for rare earths, zirconia and niobium in January, 2011. Roskill provided interview notes for the study in March, 2012 and a report in May, 2012 (Roskill, 2012). Roskill’s 2012 study focused on yttrium, dysprosium, terbium, neodymium, zirconia and zirconium chemicals, and niobium. Roskill interviewed a total of 31 companies representing the sectors of interest, located in North America, Europe and Asia. The report was updated for rare earths and niobium in January, 2013 (Roskill, 2013a) and an update on rare earth pricing was prepared in August, 2013 (Roskill, 2013b).

In April, 2013, Quest retained TZ Minerals International Pty Ltd (TZMI) to prepare an analysis of the markets for zirconium chemicals and chemical zirconia (TZMI, 2013).

At an overall average production rate of 4,000 t/d of ore, output from the Strange Lake project will comprise:

•	Mixed HREE+Y oxide concentrate containing 2,100 t/y HREO and 4,250 t/y Y2O3 .

•	High purity ZBS containing 24,650 t/y ZrO2.

•	High purity niobium pentoxide, at 3,200 t/y Nb2O5 .

•	Mixed LREE double sulphate containing 7,300 t/y LREO.

19.2	RARE EARTHS

The rare earth elements, a group of metals also known as the lanthanides, comprise the 15 elements in the periodic table with atomic numbers 57 to 71. Yttrium, atomic number 39, is often included with the lanthanides since it has similar chemical and physical characteristics often occurs with them in nature.

The 15 lanthanide elements are divided into two groups. The ‘light’ elements (LREE) are those with atomic numbers 57 through 62 (lanthanum to samarium) and the ‘heavy’ elements (HREE) from 63 to 71 (europium to lutetium). The term ‘middle rare earths’ comprises those with atomic numbers 62 through 64 (samarium, europium and gadolinium, also referred to as SEG). Generally, the light rare earth elements are more common and more easily extracted than the so-called ‘heavies’. In spite of its low atomic weight, yttrium has properties more similar to the heavy lanthanides and is included within this group. Promethium, atomic number 61, does not occur in nature. The rare earth element content of ores and products is generally expressed in terms of the oxide equivalent, or REO.

The principal commercial sources of the rare earth elements are bastnaesite, a fluocarbonate which occurs in carbonatites and related igneous rocks; xenotime, a yttrium phosphate commonly found in mineral sand deposits; and loparite, a titanate related to perovskite and which occurs in alkaline igneous rocks. In China, rare earth elements and yttrium are found in ion-adsorption clays that formed as a result of lateritic weathering of igneous rocks.

Rare earths and yttrium usually enter the market as chemical concentrates, oxides, metals or metal alloys. Most oxides are typically sold at purities of >99.9% REO and metals within the same range for total metal content. Trade in chemical concentrates is mainly within China, but has declined with the increasing consolidation of control of rare earth resources and integration into downstream products within the country.

19.2.1	Production and Supply

China has dominated the global supply of rare earths since the mid-1990s after a rapid growth in rare earth output and, in 2012, is estimated to have accounted for 86% of global rare earth supply. The U.S. Geological Survey (USGS) reported total world mine production at approximately 110,000 t REO in 2012, of which China accounted for 95,000 t REO (USGS, 2013a). Both production and exports of Chinese rare earths are controlled by the central government. Outside China, rare earths are produced in the United States, Russia and India, with relatively minor amounts also produced in Malaysia and Brazil.

Most LREEs are derived from bastnaesite and monazite, the majority from Inner Mongolia and Sichuan in China, but with increasing volumes from the Mountain Pass operation of Molycorp, Inc. (Molycorp) in the United States and the Mount Weld operation of Lynas Corporation Ltd. in Australia. Almost all HREEs are derived from ion adsorption clays that are found in a number of provinces in southern China. To date, similar deposits with the potential for exploitation have not been delineated, although they could exist in under-explored regions of Southeast Asia. Production of HREEs in the rest of the world will come from the minerals which occur in igneous alkaline or carbonatite intrusives.

19.2.1.1	China

There are three main producing areas in China, the Inner Mongolia Autonomous Region, Sichuan province and southern China (Jiangxi, Fujian, Guangdong, and Hunan provinces). In 2012, Roskill reported that 24 companies were officially recognized as producing rare earth concentrates, and approximately 100 companies were engaged in rare earth processing. The number of both rare earth producers and processors has declined through 2013 as consolidation of the rare earth industry, environmental controls and restrictions on exports of rare earth materials have taken effect (see Roskill, 2012).

The Baotou area of Inner Mongolia is responsible for over half of China’s rare earth production. Output is based predominantly on bastnaesite and monazite which are enriched in the LREEs (principally, lanthanum, cerium and neodymium). Bastnaesite is also the major rare earth mineral extracted in Sichuan province. Rare earth production in southern China is based on deposits of ion adsorption clays which formed from weathering of minerals such as apatite and xenotime. The term refers to the adsorption of rare earth elements into the structure of kaolinitic clay minerals. The ion adsorption clays are relatively low grade but are easily mined and processed and are characterized by the relatively high proportion of HREEs (including europium and dysprosium, as well as yttrium). Production increased rapidly during the early 2000s through numerous small-scale artisanal operations but this resulted significant environmental damage. Mining quotas imposed since the mid 2000s by the Chinese government have been partially successful in curtailing the production of rare earths but illegal mining still takes place.

19.2.1.2	United States

In the mid-1990s, the United States produced some 20,000 t/y REO, all of which came from the Mountain Pass operation of Molycorp, Inc. (Molycorp) in California. The operation is centred on the Sulphide Queen carbonatite body in which bastnaesite is the principal rare earth-bearing mineral. LREE predominate.

Processing of rare earths at Mountain Pass was suspended in 1998 as a result of unresolved regulatory and permitting issues, as well as low prices. Mining continued until 2002. The company supplied between 1,500 and 3,000 t/y of mixed rare earth products from stockpiled material. In 2007 the separation plant restarted using stockpiled feed. Mining restarted in December, 2010, followed by milling and mineral cracking operations in February, 2012. Production at the refurbished plant will re-establish Molycorp as a major global supplier of rare earths.

Molycorp has concluded a number of transactions which enhance its position as the major western world participant in the rare earth industry. It acquired ownership of the Estonian rare earth processor, AS Silmet, and purchased Santoku America Inc., the American subsidiary of Santoku Corporation (Santoku). Molycorp also acquired Neo Material Technologies Inc., including the Magnequench subsidiary which has a patented magnetic powder product range.

19.2.1.3	Russia

In June, 2011, OJSC Uralkali (Uralkali) acquired the Karnasurt mine as a result of the merger with OJSC Silvinit (Silvinit). The primary business of both companies is potash production in Russia.

The Karnasurt mine, located in the Kola Peninsula, produces a loparite (a complex rare earth-alkali-titanate-niobate-tantalate) concentrate which is processed at the Solikamsk Magnesium Works (SMW) of Silvinit in the Ural region. Mineralization is hosted within nepheline-feldspar-aegirine pegmatite veins which form part of the underlying Lovozero alkaline igneous massif.

19.2.1.4	India

India Rare Earths Limited (IREL) is the largest producer of rare earths in India mining beach sands in Kerala, Tamil Nadu and Orissa states. Monazite and zircon occur as by-products with ilmenite and rutile which are the principal minerals and source of titanium dioxide.

19.2.1.5	Australia

Lynas Corporation (Lynas) operates the Mount Weld project in Western Australia where the mine on the Central Lanthanide Deposit opened officially in August, 2011. The Central Lanthanide Deposit is composed principally of weathered monazite with a relatively high neodymium content. A LREE concentrate is produced on site and is stockpiled for shipment to the Lynas Advanced Materials Plant (LAMP) which has been constructed in Malaysia for separation of rare earths. Initial commercial output from the LAMP took place in June, 2013.

19.2.1.6	Supply Outlook

As a result of reduced export quotas imposed on Chinese suppliers and increasing prices, the potential for rare earth production outside China has been assessed by both mining companies and major rare earth consumers.

Each of the major established producers outside China, i.e., Molycorp, Uralkali and IREL, plans to increase production, and this is expected to total approximately 45,000 to 50,000 t/y REO by 2020.

Over 20 rare earth projects were identified by Roskill, of which the most advanced are the Dubbo project of Alkane Resources Ltd.; the Nechalacho (Thor Lake) project of Avalon Rare Metals Inc.; the Kutessay II project of Stans Energy Corporation and the uranium tailings processing project of Summit Atom Rare Earth Company (SARECO) (Roskill, 2012).

19.2.2	Consumption and Demand

Lanthanum, cerium, neodymium and yttrium are more abundant in nature than most of the HREE, and elements with an even atomic number are more abundant than their odd-numbered neighbours in the periodic table. In the processing of rare earth ores, the relatively abundant LREE are easier and less costly to separate. Traditionally, the market for rare earths has been divided between relatively high volume applications for the LREE (petroleum cracking catalysts and glass polishing, for example) and relatively low volume applications for high purity HREE (phosphors, dopants and specialty alloys).

As a group, the rare earth elements have magnetic, chemical and spectroscopic properties that have led to their application in a wide range of end-uses. There are important differences in the physical and chemical properties of the LREE and HREE that allow them to be utilized differently, and the more subtle differences between the properties of individual elements allow them to be used in particular applications for which the technical specifications are very precise.

The rare earths market is not a single entity, however, and the individual elements have their own demand drivers. For example, neodymium and dysprosium are used mostly in magnets while the principal market for terbium and yttrium is in phosphors. High growth rates for the applications in which neodymium and HREEs are used emphasise the lack of connection between the natural occurrence of the rare earth elements and the ratios in which they are consumed. Inevitably, there will be periods in which some rare earth elements are in surplus while others are in deficit.

The principal end-use sectors are shown in Table 19.1 with summary comments on the principal rare earth elements used in each. Components which use rare earths, such as magnets, display screens and phosphors, are then incorporated in the manufacture of finished consumer or industrial products.

Roskill (2012) estimated that metallurgical applications, magnets and catalysts each accounted for approximately 20% of total demand for rare earths in 2012. Polishing compounds accounted for a further 15%. Ceramics, phosphors and glass each accounted for between 5% and 10% of the total with the balance in a wide range of relatively minor applications.

Table 19.1

Principal Applications for Rare Earth Elements

Application	Comments
Magnets	Nd with Dy and Tb in neodymium-iron-boron permanent magnets
Metallurgy	Y in light weight and super alloys Nd in magnesium alloys Tb in magnetostrictive alloys LREE in pyrophoric alloys LREE in nickel-metal hydride rechargeable batteries
Catalysts	Ce, La and Nd used in automotive and petroleum cracking catalysts
Polishing	Ce in glass polishing compounds
Glass	LREE as colourants, decolourizers and stabilizers in optical, safety and crystal glasses HREE/Dy as dopant in laser glass
Phosphors	Y/HREE in display screens, fluorescent and LED lighting, X-ray film
Ceramics	LREE/Nd as dopants in capacitors

Roskill, 2012.

Global trends which have strongly influenced the demand for rare earths are miniaturization, particularly of consumer electronic devices, automotive emissions control and energy efficiency, coupled with the general shift of manufacturing away from the United States, Europe and Japan to China, South Korea and elsewhere. Demand for rare earths within China has grown significantly over the past 10 years. This reflects the extent of its increased manufacturing capability, specifically in a wide range of products which utilize rare earths.

The principal geographical centres of consumption of rare earths are China, Japan and other Asian countries, and the United States, where magnets, batteries, automotive catalyst systems, fluorescent lighting tubes or display panels are manufactured.

Global consumption of rare earths has increased over the past decade at a rate of approximately 3%/y. The market shrank in 2009 because of the effects of the global economic downturn, which had a significant negative effect on markets outside China. Global demand began to recover in 2010, but slowed once again in 2011 as global GDP growth also contracted.

19.2.2.1	Demand Outlook

Roskill (2012) projected that global demand will grow at around 6-7%/y over the next five years as global economic conditions improve and increasing quantities of rare earths are required in new and existing applications. As in the past decade, demand is expected to continue to grow faster in China than in the rest of the world, driven by increased domestic consumption and an increased number of foreign companies relocating manufacturing to China.

By 2020, Roskill estimated that magnets, metallurgy and catalysts will continue to account for the majority of demand at just under 60% of the total.

Roskill projected that the elements that are most likely to be in deficit in the years to 2020 are dysprosium, yttrium and europium. Periodically, neodymium may also be in deficit.

China is a major user of neodymium, terbium, dysprosium and yttrium in its domestic manufacturing and the government will continue to seek to secure supplies of these materials for its own industries. The introduction of separate export quotas for HREEs and LREES in 2012 is one aspect of this policy.

19.2.3	Prices for Rare Earths

There is no terminal market for rare earth products and sales are arranged between buyer and seller.

Spot prices for the principal rare earth oxides, FOB China, are reported by Industrial Minerals, www.indmin.com, and prices for a full range of Chinese rare earth products are reported by Asian Metal, www.asianmetal.com and Metal-Pages Ltd., www.metal-pages.com.

19.2.3.1	Price Projection

Based on its assessment of the updated pricing outlook prepared by Roskill in August, 2013 (Roskill, 2013b) and its own data collection and analysis, Quest prepared projections of rare earth prices to support the Strange Lake project prefeasibility study based on Y-HREE and LREE concentrates sold and delivered to rare earth processors.

Rare earth and yttrium prices used in the financial model are shown in Table 19.2. Quest has applied a discount of 30% to reflect that these elements will be contained in concentrates.

Table 19.2

Projected Prices for Rare Earth Elements and Yttrium

Rare Earth/Yttrium Oxide	Price (US$/kg)
La2O3	9.00
CeO2	8.00
Pr6O11	85.00
Nd2O3	80.00
Sm2O3	9.00
Eu2O3	1,000.00
Gd2O3	40.00
Tb4O7	950.00
Dy2O3	650.00
Ho2O3	55.00
Er2O3	70.00
Tm2O3	1,000.00
Yb2O3	50.00
Lu2O3	1,100.00
Y2O3	30.00

19.3	ZIRCONIA AND ZIRCONIUM CHEMICALS

Zirconium, a metallic element, occurs in the silicate mineral, zircon, and in the less common zirconium oxide mineral, baddeleyite. The raw material for zirconia and zirconium chemicals is zircon which is usually mined as a co- or by-product with titanium minerals.

Zirconia enters the market in three main forms, as natural baddeleyite concentrate, fused zirconia and chemically-produced zirconia. Fused zirconia is produced by processing and calcining zircon sand, and is currently the largest volume production of zirconia. Zirconia produced by the chemical method is the product with highest purity and has the tightest physical and chemical specifications. All of the zirconia grades have different characteristics and specifications because of their various production routes and, therefore, cannot readily be substituted one for another.

At the Strange Lake project, zirconium will be recovered as chemically-produced ZBS.

19.3.1	Production and Supply

The USGS reported total output of zirconium mineral concentrates at 1.42 Mt gross weight in 2012 (excluding production from the United States which is withheld in USGS data). World supply of zircon sand is led by Australia (43% in 2012) and South Africa (28%), followed by

China (11%) (USGS, 2013b). Naturally-produced zirconia in mineral form, baddeleyite, is now limited to one source in Russia where production is less than 10,000 t/y (www.eurochem.ru). The supply base of zircon sand is controlled by a limited number of major producers in Australia, the United States and South Africa.

Zircon concentrates are supplied as zircon sand (75-200 µm), zircon flour (45-75 µm) and opacifier grade (<20 µm) (Harben, 2002).

China dominates global production of zirconium chemicals, especially the important intermediate product, zircon oxychloride (ZOC) and high purity (chemically-produced) zirconia. In addition, China is the leading producer of fused zirconia.

The zirconium chemicals market is dominated by China where over 90% of world capacity is located and is based on imported zircon sand. ZOC accounts for over 80% of total zirconium chemicals capacity and is the principal intermediate used for the production of zirconium chemicals and zirconia (Roskill, 2012).

ZBS is an intermediate product containing approximately 38% ZrO2 that is used to produce a range of zirconium oxides and zirconium chemicals, including zirconium basic carbonate (ABC) and zirconium hydroxide (ZOH). As the largest producer of ZOC, China is also the largest producer of ZBS. Roskill estimated capacity at 18,800 t/y in 2011. Relatively minor volumes are produced in Japan and the United States (Roskill, 2012).

Roskill estimated that total world production capacity for all types of zirconia was approximately 152,000 t/y in 2011. Capacity for high purity zirconia was estimated at approximately 50,000 t/y. China is the largest producer of high purity zirconia, although the largest producing company, Daiichi Kigenso Kagaku Kogyo Co. Ltd. (DKKK), is located in Japan. Other producers are located in Europe, India and the United States. (Roskill, 2012b).

ZBS is an intermediate product containing 38% ZrO2 that is used to produce a range of zirconium oxides and zirconium chemicals including zirconium basic carbonate and zirconium hydroxide. As the largest producer of ZOC, China is also largest producer of ZBS. Roskill estimates capacity at 18,800 t/y in 2011. Relatively minor volumes are produced in Japan and the United States. (Roskill, 2012b).

19.3.2	Supply Outlook

Additional zirconium chemicals capacity is planned in China where the majority of the increase is expected to be for production of high purity zirconia.

However, tighter environmental regulations are being applied to the ZOC and zirconia industries in China and approval for new plants and capacity expansions is less easy to obtain than in the past.

Outside China, the principal advanced projects for new zirconium chemicals production are the Dubbo project in New South Wales, Australia, the Nechalacho project in the Northwest Territories, Canada and the Norra Kärr project of Tasman Metals Ltd. in Sweden.

19.3.3	Consumption and Demand

Zircon is extremely refractory and the majority of its uses relate to refractory applications (linings, bricks and cements) and foundry applications (frits and glazes). Zirconium is highly reactive and forms stable compounds with oxygen, sulphur, nitrogen and carbon.

Iluka Resources Limited (Iluka) reports that ceramic end-uses account for some 55% of demand, followed by refractories and foundry applications at 13% and 10%, respectively. Zirconia and zirconium chemicals are estimated to account for 18% of total zircon demand. China is estimated to have accounted for approximately 43% of total zirconium consumption in 2010. (Iluka, 2011).

In most applications for high purity zirconia and zirconium chemicals, zirconium is used because the zirconium compound or zirconium-containing structure provides the optimal chemical and physical properties and superior performance. Substitution is very limited.

Zirconium is used in a wide range of chemical forms and applications including:

•	Refractories.

•	Abrasives.

•	Technical ceramics (engineering ceramics, catalysts, oxygen sensors, fuel cells).

•	Yttria-stabilized zirconia (contain 5-8%Y and 92-95% Zr).

•	Ceramic colours.

•	Electronics.

•	Chemicals (including catalytic converter wash coats).

•	Pigments.

As noted above, ZBS is used as an intermediate feedstock for production of other zirconium chemicals but is also used in pigment coating (to maintain the white colour of titanium dioxide) and leather tanning (where it is a substitute for chromium-based chemicals), among other applications.

Japan has traditionally been the most important export market for Chinese zirconium chemicals and is a leading producer of high purity zirconia.

19.3.4	Demand Outlook

The growth areas for high purity zirconia are in automotive catalysts and structural ceramics, especially in China and Japan.

Iluka considers that new zircon supply will be required to meet market demand over the coming decade (Iluka, 2011).

Roskill (2012) projected that demand for zirconium chemicals, including high purity zirconia, will increase by 6%/y over the next five years, reflecting continued requirements by those sectors listed above.

19.3.5	Prices for Zirconia

There is no terminal market for zirconia or zirconium chemicals and purchases are negotiated between buyer and seller.

Prices for fused zirconia (a lower grade product that is used in refractories, pigments and abrasives) are reported by Industrial Minerals, www.indmin.com. Spot prices for the intermediate product, zirconium oxychloride, in China are reported by Asian Metal, www.asianmetal.com.

19.3.6	Price Projection

Based on its assessment of the pricing outlook prepared by Roskill in March, 2012, the report prepared by TZMI in April, 2013 and its own data collection and analysis, Quest’s projection of the price of zirconia contained in ZBS is US$7.00/kg ZrO2.

19.4	NIOBIUM

Niobium almost always occurs together with tantalum and often also in conjunction with titanium, zirconium and rare earths. A large number of niobium-tantalum minerals are known but only a few are of commercial importance. Pyrochlore, an oxide mineral which is found in carbonatite igneous rocks, is the principal niobium ore mineral.

Niobium enters the market as a mineral concentrate, as oxides of varying purity, as ferroniobium and in the form of metal or alloys.

19.4.1	Production and Supply

The USGS reported total world mine production at 69,000 t contained Nb in 2012. Brazil is by far the largest producer, accounting for 63,000 t Nb, followed by Canada at 5,000 t Nb. The balance comes from small-scale mining in Africa. (USGS, 2013c).

Pyrochlore makes up the majority of niobium supply. Published supply figures for pyrochlore also include columbite but the tonnages for the latter mineral are relatively low and the non-pyrochlore part of the overall niobium supply chain is very much smaller in volume terms. It comprises ores that are mined mainly for their tantalum values, ores mined with tantalum and niobium as co-products, and tin slags that make up the supply base for processors who produce both tantalum and niobium products (metal, alloys and compounds).

In Brazil, pyrochlore is mined at the Araxá operations of Companhia Brasiliera de Metalurgia e Mineração (CBMM) and the Catalão operations of Anglo American Brazil Ltd. (Anglo American). In Canada, the Niobec mine is owned by IAMGOLD Corporation (IAMGOLD). Pyrochlore mined in Brazil and Canada does not enter international trade in the mineral form. All mine production is converted to ferroniobium (FeNb), alloys, niobium metal and oxide products by the producers prior to sale.

Ferroniobium supply follows that of mined niobium. For 2011, the USGS reported world ferroniobium output at 39,400 t contained Nb, down from the peak of 40,000 t Nb in 2008. These figures exclude production in the United States which is not reported. Brazil accounted for 88% of world production, followed by Canada at just under 12%. (USGS, 2013d).

Niobium oxide (the pentoxide, Nb2O5 ), is the second-most important commercial product of niobium, after standard-grade ferroniobium.

Commercial niobium oxide products are generally termed high-purity oxide to distinguish them from intermediate forms. The purity of all commercial oxides is typically over 99% Nb2O5, exclusive of loss on ignition (LOI). The range includes:

•	Standard high-purity niobium oxide (99% Nb2O5 ) for use in ceramics, catalysts, carbides and some forms of niobium metal and alloys.

•	Filter cake (99% Nb2O 5) for use in catalysts and ceramics.

•	Special-purity (99.7% Nb2O 5) for use in high-purity niobium metal and alloys, glass and optoelectronics.

Niobium oxides are normally supplied as calcined powders or granules but are also available as dried, uncalcined powders or granules, and as a wet filter cake (30-55% Nb2O5).

The volume of niobium chemicals and other non-steel industry products (metal and alloys) was around 7,000 t Nb in 2011 and has nearly doubled since the early 2000s.

19.4.1.1	Brazil

CBMM mines pyrochlore from primary and weathered carbonatite from the Barreio Araxá igneous complex in east-central Minas Gerais state. Niobium oxide, niobium alloys and metal are produced from the primary material and ferroniobium from the weathered ore.

CBMM is the world’s largest producer of niobium by a considerable margin and is the only pyrochlore-based producer with downstream operations in all niobium product segments.

Through its wholly owned subsidiary, Mineração Catalão de Goiás, Anglo American is the second-largest producer of pyrochlore in Brazil. Mining operations are located at Catalão, in the state of Goiás and output was reported at 3,900 t contained Nb in 2011 (USGS, 2013d). Niobium is also recovered from tailings at the company’s Copebrás phosphate mine. Ferroniobium is the only product.

19.4.1.2	Canada

The Niobec underground mine, based on the St-Honoré carbonatite at St-Honoré-de-Chicoutimi in the Saguenay region of Québec, is the only producer of pyrochlore in North America and is the second-largest in the world after Araxá in Brazil. Production in 2012 was 4.7 t contained Nb (IAMGOLD, 2013a).

All of the mine output of pyrochlore is converted to ferroniobium at a facility located at Chicoutimi, Québec.

19.4.1.3	Other

As noted above, niobium is also recovered as a by-product from tantalum ores and tin slags. The principal sources are in Brazil, China, Malaysia, Ethiopia, Mozambique and Russia. The Wodgina tantalum mine in Australia is presently closed due to market conditions.

Output from the Lueshe pyrochlore mine in the Democratic Republic of Congo has been intermittent over recent years.

19.4.1.4	Supply Outlook

Roskill (2013a) reports that CBMM will increase ferroniobium capacity to 150,000 t/y by 2015 and that niobium oxide capacity doubled to 10,000 t/y in an expansion to be completed in November, 2012.

Capacity at the Niobec operation may also be increased in an expansion for which results of a feasibility study are scheduled to be released before the end of 2013. However, the company has stated that the expansion will remain on hold until a partner has been found to jointly fund the project (IAMGOLD, 2013b).

Projects that are reasonably advanced and which will have niobium as a primary or by-product include the Nechalacho project, the Crevier niobium-tantalum project of MDN Inc. and IAMGOLD, and the Aley niobium project of Taseko Mines Limited in Canada, the Dubbo project in Australia, and the Kanyka project of Globe Metals and Mining Limited in Malawi.

19.4.2	Consumption and Demand

The principal demand sectors for niobium are summarized in Table 19.3.

Table 19.3

Niobium Applications and Markets

Form of Nb	Applications	Principal markets
HSLA FeNb	High-strength low-alloy (HSLA) steels	Automobiles, gas line pipe, construction, heavy engineering
	Stainless and heat-resistant steels	Automobiles, petrochemical and power plants
Vacuum-grade FeNb and NiNb	Superalloys	Aircraft engines, electricity generation, petrochemicals
Nb metal and alloys	Superconductors	Particle accelerators, magnetic resonance imaging, various small-tonnage uses
Nb chemicals	Functional ceramics and catalysts	Optical, electronics

Roskill, 2013a, reporting CBMM.

Niobium is used in a variety of forms but by far the most important in tonnage terms is HSLA ferroniobium (or high strength low-alloy ferroniobium), which has applications in the production of certain types of steel. This market now accounts for about 90% of niobium usage and has been responsible for almost all of the increase in overall consumption over the last decade or more.

Vacuum-grade ferroniobium and nickel-niobium (NiNb) find widespread application in superalloys used in the aerospace industry, particularly in commercial aircraft engines, as well as in land-based gas turbines for electricity generation, and in corrosion-resistant alloys.

Niobium metal and other niobium alloys, typically containing titanium or zirconium, are used in industries such as aerospace, superconductors and nuclear energy.

Niobium oxide is used principally as the starting material in the manufacture of other niobium products, including niobium metal and alloys, vacuum-grade ferroniobium and nickel-niobium, niobium carbides and mixed carbides, lithium and potassium niobate and other niobium compounds. Some niobium oxide is used directly in the manufacture of glasses, electrical ceramics, piezoelectric devices and catalysts.

High-purity niobium oxide is produced, and traded in much smaller tonnages than is the case with ferroniobium. Niobium chemicals have a wide variety of applications, for example in catalysts and functional ceramics. Very little information is available regarding the quantities of niobium chemicals used in individual applications but Roskill estimates that the majority is accounted for by niobium oxide used to produce masteralloys.

World demand for niobium oxide in functional ceramics has been previously estimated by CBMM at around 500 t/y, as reported by Roskill (2012b). The majority is 99.9% Nb2O5 used for optical lenses and ceramic capacitors and actuators in Japan. The balance is high-

purity 99.99% Nb2O5 used to produce lithium niobate single crystals for application in surface acoustic wave devices.

There are numerous non-steel/non-superalloy applications for niobium but they generally consume only small amounts of the metal or its alloys.

19.4.2.1	Demand Outlook

Future demand will be influenced primarily by the overall growth in demand for ferroniobium that will come from increasing world production of crude steel. Roskill estimates that demand for ferroniobium will more than double over the next five years. The non-steel applications for niobium will continue to make up a relatively small part of overall demand for niobium.

19.4.3	Prices for Niobium

There is no terminal market for niobium and prices are generally arranged between buyer and seller.

The majority of niobium is sold in the form of ferroniobium under long-term contract between producers and consumers with an estimated 5% of total production sold on the spot market. Niobium in niobium oxide is priced with reference to the ferroniobium market and generally commands a premium compared to niobium in ferroniobium. Again, the majority is sold under contract between buyer and seller. Contract prices are not disclosed.

Roskill notes that ferroniobium prices are set by CBMM, as the dominant supplier in the market.

Spot prices for niobium pentoxide in China are reported by Asian Metal, www.asianmetal.com.

19.4.3.1	Price Outlook

Based on its assessment of the supply-demand outlook prepared by Roskill in January, 2013 and its own data collection and analysis, Quest prepared a projection of niobium price to support the Strange Lake project prefeasibility study at US$40.00/kg Nb2O5.

19.5	CONTRACTS

Quest is pursuing opportunities for strategic alliances and off-take agreements.

On 9 July, 2013, Quest announced the signing of a non-binding letter of intent with TAM Ceramics Group of New York, LLC (TAM), under which TAM intends to purchase 100% of the ZBS to be produced from the Strange Lake project.

The initial term of the offtake agreement will be five years, and renewable every five years, over the anticipated minimum 30-year production life for Strange Lake. The letter of intent is subject to the execution and delivery of a definitive sales agreement between Quest and TAM no later than 31 December, 2014.

At the time of writing, there are no other contracts or agreements in place.

20.0    ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Environmental work is being carried out with support from local Aboriginal partners and regional service providers to the greatest extent possible.

Quest reports that work on the Environmental Impact Assessment (EIA) for all project components will start early in 2014, following submission of a project description to the relevant government authorities. EIAs may be triggered in five jurisdictions: two in Québec (north and south), Newfoundland and Labrador (provincial and Nunatsiavut), and one with the federal government. Assuming some degree of harmonization between jurisdictions, the EIA studies and associated public consultations are expected to take approximately two years to complete. The EIA would be followed by a period of up to six months in which to obtain necessary environmental approvals prior to initiating construction.

Appropriate mitigation and monitoring plans are being considered by the project team to address unavoidable environmental impact of mining, including possible compensation scenarios for any net wildlife habitat loss and project closure reclamation.

The description of environmental baseline studies has been summarized from Section 8 of the PFS document and Section 20.2 has been extracted from Section 5 of the PFS document to which the reader is referred for more detail.

20.1	SUMMARY OF ENVIRONMENTAL BASELINE STUDIES

The Strange Lake Project has been divided into northern and southern areas for the purposes of environmental baseline studies. Baseline studies have been undertaken for all or part of the relevant project components located in northern Québec. For the southern Québec area, a desktop review of existing information was completed by spring 2013 followed by field investigations to collect baseline data. These baseline studies are currently being completed and other studies will be undertaken in spring and summer, 2014.

Baseline studies in both northern and southern areas are broadly similar in scope and include physical, biological and social components.

20.1.1	Environmental Baseline Study Areas

For each project component under review (i.e., mine, road, port, plant), environmental baseline (EB) study areas were defined encompassing potential direct effects, as well reasonable indirect effects where possible, for both the construction and operation phases.

Figure 20.1 illustrates the EB study areas each of the project components in the northern project area. A total study area of approximately 7,900 km2 was defined to accommodate all environmental components.

The mine site study area, approximately 63 km2, was established to include all possible infrastructure around the B-Zone deposit. Larger areas were established for caribou/raptors and for traditional knowledge while more limited study areas were established for physical components such as hydrogeology, waste rock storage and airstrip locations, in addition to the B-Zone deposit.

The corridor for the 165 km access road between the mine and port varied in width for each EB study. Wildlife and habitat mapping surveyed a corridor up to 5 km wide, while aquatic field surveys were as narrow as 100 m.

The port study area of approximately 0.4 km2 was delineated, with various locations/angles for the potential wharf within Edwards Cove, just off Anaktalak Bay and the foreshore zone of the Labrador Sea. Marine surveys focused mainly on the zone within 1 km of the port area.

The processing plant study area in Bécancour covers approximately 210 km2 (16 km by 13.1 km), including the Société du parc industriel et portuaire de Bécancour (SPIPB) property limits, adjacent land between the Bécancour and Gentilly Rivers, and part of the St. Lawrence River. A smaller study area was established for physical and biological components such as freshwater habitats, wetlands and terrestrial ecosystems. Filed work was limited principally to an area of 306.6 ha comprising Lot 4 (91.2 ha) and two lots reserved for the RSF (215.4 ha) within the SPIPB which may be subject to direct environmental impacts. See Figure 20.2 and Figure 18.3, above.

Figure 20.1

Study Area for Project Environmental Baseline Studies, Northern Québec

Provided by AECOM, October, 2013.

Figure 20.2

Bécancour Regional Study Area, Southern Québec

Provided by AECOM, November, 2013.

Where relevant, data were also collected on a regional basis for the northern and the southern areas.

The following provides a brief summary of the results of baseline investigations in relation to the physical environment, vegetation and fauna. Section 8 of the PFS provides details on the following physical environmental data:

•	Climate,

•	Ambient air quality.

•	Ambient noise.

•	Geomorphology.

•	Hydrogeology.

•	Soil quality.

•	Hydrology.

•	Freshwater sediment quality.

•	Physical marine environment.

•	Geochemistry

20.1.1.1	Physical Environment

Northern Project Area

The Strange Lake project is located in a discontinuous permafrost zone. Near-surface and at-depth permafrost is expected within upland portions of the area (especially those areas with less snow cover).

A total of 19 watersheds and 90 lakes or depressions were found in the vicinity of the mine site. The watersheds hosting the B-Zone and related future infrastructure drain primarily towards Lac Brisson. The road corridor crosses the catchments of Kogaluk River, Konrad Brook, Trout Pond/Voisey’s Bay and Ikadlivik River.

The proposed port location on the west side of Edwards Cove is located approximately 70 km from the open ocean. The bay and islands between the port and the open ocean provide a degree of shelter from wind, waves and pack ice. Ice cover is generally expected between December and June.

Southern Project Area

The Bécancour Industrial Park is located on the south shore of the St. Lawrence River and is within the immediate St. Lawrence River watershed. The study area hosts two small streams at the plant site on Lot 4 (Mayrand and the Zéphirin-Deshaies), and the upstream reaches of two unnamed tributaries in the downstream reaches of the area around the RSF. Both areas also host drainage ditches.

Bécancour lies within the physiographic area known as the St. Lawrence Lowlands. The terrain is generally flat and smooth, and rises gently from the river, from approximately 20 m to 40 m above sea level at the southern edge of the park. Wetlands are concentrated near the St. Lawrence River as well as near the local height of land in the southern portions of the industrial park.

20.1.1.2	Vegetation

Northern Project Area

The northern project area lies within the Taiga Shield Ecozone as defined by the Canadian Ecological Framework. On a regional scale, it is located in the Kingarutuk-Fraser River Ecoregion. The 2011 and 2012 surveys did not identify any vascular plants listed under either provincial endangered species legislations, on Canada’s species at-risk list, or by the Committee on the Status of Endangered Wildlife in Canada (COSEWIC). A number of very rare (S1) or rare (S2) species were identified near or within the potential access road right-of-way, but not within the road trace.

Southern Project Area

The proposed processing plant is located on the Clay Plain biophysical unit. Vegetation around the site consists of abandoned croplands dominated by young trees or shrubs, swamps and marshes, some cultivated fields and some tree plantations. Wetlands around the proposed RSF cover about 57% of the site and are dominated by forested bogs. Forested bogs dominated by tamarack are restricted to central elongated depressions. Two plant species likely to be designated threatened or vulnerable in Québec were found in 2013 at the proposed RSF site.

20.1.1.3	Semi-Aquatic and Terrestrial Wildlife

Northern Project Area

The harlequin duck is a protected species found close to the mine site and in the streams and rivers located in or near the road corridor. Other species include Canada goose, green-winged teal, long-tailed duck, red-breasted merganser, northern pintail, common merganser and greater scaup. Habitat losses for breeding waterfowl are expected to be limited as the road alignment will be routed away from wetlands to the extent possible.

Higher bird and mammal diversity was found in the forested habitats along the valley of the Ikadlivik Brook than in the open habitats that dominate at the mine site and in the western part of the road corridor. Ptarmigan, snowshoe hare and red squirrel were the dominant winter species. During the summer, major mammal species observed included caribou from the George River Caribou Herd, black bear, arctic and red fox, arctic hare, red-backed vole and masked shrew.

Caribou present a key issue given the value of this animal for native and non-native peoples of Québec and Labrador and the recent severe decline in population (from 74,000 in 2010 to 27,600 in 2012). Caribou cross the mine site area and portions of the road corridor twice annually, when moving to northerly calving grounds in the spring, then back south in the fall for their wintering range.

Southern Project Area

Surveys conducted during spring 2013 found no amphibians or bird species of special status. Bird abundance and diversity during the breeding season were typical of fragmented farm and forested habitats of the St. Lawrence Plains. Additional wildlife surveys are planned for early spring 2014 to determine distribution and use of the winter yard by whitetail deer at the RSF location.

20.1.1.4	Freshwater Aquatic Ecology

Northern Project Area

At the mine site, large oligotrophic lakes (e.g. Lac Brisson, Lake Napeu) characterized by low primary productivity, and relatively low pH values and low buffer capacity. Their fish communities are dominated by salmonids.

Along the road corridor, 52% of the sampled water crossing options contained fish populations dominated by brook trout and, to a lesser extent, by arctic char.

Southern Project Area

The plant site is located on the south shore of the St. Lawrence River. A total of 64 different fish species are reported for the St. Lawrence River located between Trois-Rivières and Gentilly. The plant site on Lot 4 contains the Mayrand and Zéphris-Deshaies streams, as well as four drainage ditches. Fish surveys caught 13 fish species, none of which had special conservation status. Additional surveys will be completed in 2014 to investigate potential spring spawning activities. Records indicate that the brassy minnow, classified as having special status, may have been caught in the Mayrand stream.

20.1.1.5	Marine Biology

Northern Project Area – Port Site

Surveys were conducted to characterize the marine habitats and biota at the proposed port locations in Anaktalak Bay, Labrador. Anaktalak Bay is used by seabirds to a limited extent for breeding purposes (typically islands 30 km to 60 km offshore are used). Although there were no specific surveys conducted for marine birds in Anaktalak Bay in 2012, many gull species were observed while surveying and boating in the vicinity of the proposed port. Sightings of harlequin and other sea ducks were also reported occasionally, as were Canada geese and American black ducks. Desktop studies revealed that in the late 1970s, the most abundant breeding species were the Atlantic puffin, razorbill, glaucous gull and black guillemot. The area from Sandy Island (60 km east of the port area) to Skull Island was also heavily used by moulting sea ducks.

The use of Anaktalak Bay by marine mammals is well-documented in surveys. Ringed seals, harp seals, bearded seals and minke whales were observed near the proposed port in September, 2012. Beluga whales have been observed occasionally in Anaktalak Bay.

20.1.1.6	Land Use and Traditional Ecological Knowledge

Northern Project Area

Changes may potentially occur in land and resource use activity among the Nunavik Inuit, Kawawachikamach Naskapi, Québec Innu, Labrador Inuit and Labrador Innu as result of development of the Strange Lake Project.

A land use and traditional knowledge study was initiated in 2012 and data gathering from all communities is to be completed by 2013. The study reveals that many Aboriginal groups traditionally used territories located within or near the Strange Lake Project study area. While some groups continue to visit these lands, contemporary use is sporadic and low intensity, especially in the vicinity of the proposed mine site.

Available documentation, meetings with Aboriginal leaders, as well as information gathered during community meetings in Nain and in other communities regarding the road corridor, revealed that the project will likely affect current activities including caribou and small game hunting, char fishing and snowmobile transportation.

Land use by Aboriginal groups is greater at the proposed port area. Anaktalak Bay is used by the Labrador Inuit for harvesting activities and is occasionally used by the Innu. Edward’s Cove is visited for hunting and trapping of waterfowl. Ice fishing for salmon and arctic char is practised at river mouths and further upstream. Waterfowl are hunted near river mouths, in coves and around islands. Berry-picking, black bear hunting/trapping, fox trapping and small game hunting are conducted along the coast surrounding the bay. Sea mammals are also hunted.

Southern Project Area

The southern project area is located within the administrative regions of the Centre-du-Québec on the south shore of the St. Lawrence River and the Mauricie on the north shore. The Indian Reserve of the Abénaquis community of Wôlinak, established on the western shore of the Bécancour River, lies within the City of Bécancour. A large portion of the study area on the south shore is occupied by the Bécancour Industrial Park which covers an area of 6,900 ha, of which about one-third is used by industrial or service companies in the area north of Highway 30.

The City of Bécancour is currently conducting a comprehensive review of its zoning by-laws. Currently, the lands of the industrial park are designated for use by heavy and light industry, and public utilities. Zoning by-laws do not mention a RSF either as a permitted or prohibited land use.

Residences and farms are sparsely distributed throughout the west, south and east sides of the industrial park. The area for the proposed RSF is also occasionally used by local residents for recreational activities and hunting (deer and moose). Some sectors of the study area fall within the protected agricultural zone. The Commission de protection du territoire agricole (CPTAQ) is responsible for zoning within the protected agricultural area. Only a municipality or an RCM may apply to the CPTAQ for the exclusion of lands from the agricultural protection zone. The proposed location of the RSF is at the edge of the protected agricultural zone.

20.1.1.7	Archaeological Surveys

Northern Project Area

Archaeological surveys carried out in the northern project area 2011 and 2012 revealed several archaeological sites. Archaeological site HbDb-b, a suspected maritime cache, is located possibly close to the edge of the ancient glacial Lake Naskaupi. The site is located within the edge of the B Zone approximately 500 m from Lac Brisson. Archaeological site HbDb-3 consists of three concentrations of quartz flakes and a concentration of burned bone fragments situated less than 100 m from the lake. In 2012, a new site was discovered next to the lake at the end of the present airstrip within Québec. Temporarily named Tarmac 1, the site presents numerous stone flakes.

For the large area located between the B Zone, only the shoreline of Lac Brisson was considered to have archeological potential and was prospected during the 2012 field season. The survey of sand and gravel pit 16 near the potential access road closer to the port area confirmed the presence of a known burial site (HcCm-20) as well as a flake concentration within the eastern half of the proposed pit. The western half of the same pit also presents numerous concentrations of flakes, as well as archaeological site HcCm-22 not directly observed in 2012.

The known archaeological sites were re-evaluated in the port area to include any previously established protection areas (site HcCm-08 in particular).

Southern Project Area

An assessment of archaeological potential was carried out in 2013 in the Bécancour Industrial Park. The archaeological survey identified only stone foundations of secondary farm structures considered to be contemporary and without archeological value on Lot 4. Many archaeological sites have been discovered along Route 132 a few hundred metres west of the Bécancour River. The archaeological survey found only a contemporary milestone in the southern part of the proposed RSF. The archeological potential is considered to be low where there are wetlands.

20.1.1.8	Socio-economic Issues

Northern Project Area

The Strange Lake Project is expected to have a greater impact on Aboriginal communities than non-Aboriginal communities in northern Québec and Labrador. Aboriginal communities are characterized by their smaller size, isolation, greater poverty and vulnerability, and lower levels of educational levels and skills training. Traditional Aboriginal activities such as hunting, fishing and harvesting of foods have high social and cultural value, although the economic value is now limited.

In contrast, communities with significant portions of non-Aboriginal residents are more concerned by rapid rate of development in the mining and/or resource sectors, increasing demand and costs for accommodation, inadequate existing infrastructure, the need for education and training programs and harmonious relationships with Aboriginal peoples residing within the towns.

Both Aboriginal and non-Aboriginal communities have common socio-economic interests and concerns with respect to mining projects. Preliminary consultation suggests that they will expect equitable employment, training and business opportunities as a result of project development.

Southern Project Area

The Strange Lake Project may be expected to have the greatest impact on the City of Bécancour, especially for residents of the Bécancour and Ste.-Gertrude sectors. The area has hosted industrial facilities since the 1970s, including the Gentilly-1 and Gentilly-2 nuclear power plants. The closure of Gentilly-2 has adversely affected employment in the Bécancour and Trois-Rivières area.

Many residents use groundwater as a water source and recent mobilization against local drilling activities of the shale gas industry has strengthened local environmental awareness.

The City of Bécancour and the Bécancour RCM are characterized by low unemployment rates (5%) compared with Trois-Rivières (8%) and the Province of Québec (7%). In 2006, the economic sectors employing the most workers in the Bécancour RCM were manufacturing (mainly metal processing and chemical manufacturing), agriculture and forestry, and services (public and health services). Tourism is increasing in the Bécancour RCM.

20.1.1.9	Environmental Supervision and Monitoring

Ongoing environmental monitoring and reporting are expected conditions of both federal and provincial environmental assessment approvals, as well as certain operating permits. The EIA process will provide the basis for a monitoring program.

Environmental parameters to be monitored will be selected according to the importance of their potential impacts. Monitoring locations will be considered based on the spatial distribution of the environmental impacts relative to sensitive ecological and human receptors. The schedule of monitoring activities will be designed to follow the development of the construction activities and to match critical operations activities. Sampling and analytical procedures will comply with applicable legislation and recognized standards/practices, in each province.

20.1.1.10	Closure and Site Rehabilitation

A conceptual closure plan has been developed for the PFS to cover all of the project components in the northern and southern areas.

Quest will comply with the Québec Mining Act and its associated regulations, as well as with similar standards in Newfoundland and Labrador. Companies are required to file a site rehabilitation plan and to provide financial guarantees in both provinces.

Closure Criteria

The present conceptual closure plan follows the 1997 Québec guidelines to restore the mine site to a satisfactory condition. It assumes that the future land use in the northern project area is wildlife habitat and that disturbed areas will be returned to the pre-mining state so that traditional activities can resume. Alternative land uses can be explored as more information is available regarding stakeholder expectations.

It is assumed that progressive rehabilitation will not be carried out during operations, mainly because the entire open pit will continue to be developed and the road/port used during the life of the mine. However, as the details of the mine plan are developed, opportunities for progressive rehabilitation in the accumulation areas should be evaluated and incorporated into the closure plan assumptions.

The overall mine site, port, and access road conceptual closure plan was based on the following:

•	Hazardous materials will be classified and disposed of appropriately.

•

Equipment and buildings at the mine site and port area will be shipped for reuse, recycling or disposal, and rock used during project construction is assumed to be clean and suitable for use as cover material.

•	A 10-year period of post-closure monitoring and maintenance is assumed to begin in October of closure year 2.

•	Closure activities will be completed over a two-year period but only in the summer months between May and October.

It is assumed that future use for the Bécancour site will continue to be industrial. The conceptual closure plan for the Bécancour site aims for rehabilitation to achieve sustainable conditions within six years of closure (in line with guidelines in Québec without further liability to Quest. An allowance of 10 years for post-closure monitoring has been made for data collection and analysis to demonstrate achievement of the closure criteria and objectives.

No post-closure monitoring for the processing plant area is anticipated. Post-closure monitoring and maintenance for the RSF has been developed.

A closure risk register summarizing proposed conceptual closure plan treatments and associated residual risks has been developed.

20.1.1.11	Financial Guarantee

The Québec Mining Act requires that a financial guarantee be submitted to the MRN. The total amount is calculated at 70% of the estimated cost for restoration of the accumulation areas, i.e., the RSF including the settling ponds, as well as waste rock piles, mining waste disposal areas, ores stockpiles and mine dewatering basins.

The guarantee may be paid in annual installments over a period of up to 15 years. When the expected duration of the mining activities is more than 15 years, as is the case for the Strange Lake Project, the first payment must be made no later than the fourth year of operation.

Once all site remediation and rehabilitation work is complete and in accordance with the approved closure plan, the site is considered safe and does not present any residual environmental risks, the MRN may certify that the proponent is free of its financial obligations.

20.2	ENGAGEMENT AND COMMUNICATIONS

General issues affecting all stakeholder categories will be addressed through the EIA and consultation processes. An Engagement and Communications Plan (ECP) has been developed to establish social acceptance for the project based on defined engagement levels.

The ECP will support future project development activities. It is structured around consultation with governments, Aboriginal groups and non-aboriginal stakeholders. The ECP has been designed to ensure key stakeholders are well informed and have ongoing opportunities to engage in discussion about the project, and for their concerns and interests to be addressed. The ECP is designed to fulfill the requirements of the different jurisdictions for local review and consultation.

Quest initiated early meetings with certain northern Aboriginal leaders in 2008. A series of strategic meetings was undertaken in 2012 to provide all key groups with similar levels of information and a comparable opportunity to ask questions and comment on the initial project concept. In January 2013, draft Memoranda of Understanding were presented to potentially-affected Aboriginal groups, to serve as a basis for negotiations to commence in 2014 on Impact and Benefit Agreements (IBA) or other similar arrangements. The current schedule anticipates resolution by early 2016, which will facilitate the federal government’s own requirement to consult with Aboriginal groups before issuing environmental approvals. Both Aboriginal and government stakeholders have been provided with regular updates on the progress of both environmental studies and community engagement.

In southern Québec, a preliminary evaluation of potential social and cultural issues was carried out through a desktop review. No direct consultations have yet been held since the project components in the southern project area were publically announced only early-November, 2013. Socio-economic baseline studies and stakeholder mapping exercises have been carried out. A review was also completed of the issues and concerns raised by economic and environmental citizen groups and NGOs during the development of other industrial developments around the area in the last decade.

20.3	OVERVIEW OF ENVIRONMENTAL ASSESSMENT AND APPROVALS PROCESS

The Strange Lake mine site is located north of latitude 55° north, in Nunavik and, therefore, will be subject to the Environmental and Social Impact Assessment and Review Procedure Guide of the Kativik Environmental Advisory Committee (KEAC). The KEAC is composed of Inuit, provincial and federal representatives and supervises the application and administration of the environmental protection regimes under the James Bay and Northern Québec Agreement (JBNQA). The Kativik Environmental Quality Commission (KEQC), composed of Québec and Inuit representatives, is responsible for assessing and reviewing projects located north of latitude 55° north. The decisions of the KEQC are ratified by MDDEFP.

For projects south of latitude 55° north, the review the process is entirely within the authority of the MDDEFP. The construction and operation of a treatment plant and RSF in Bécancour will be subject to an EIA and public hearings may take place before project approval.

The use of public land for the road located on Labrador Inuit lands is regulated by the Environmental Protection Act of the Nunatsiavut government and by the Newfoundland and Labrador EIA process. The Environmental Protection Act gives the responsibility for management of environmental assessments on Labrador Inuit lands jointly to the Nunatsiavut Department of Lands and Natural Resources, the Newfoundland and Labrador Department of Environment and Conservation, and relevant federal authorities.

In addition to provincial regulation, the Strange Lake Project may be subject to the Canadian Environmental Assessment Act (CEAA) of 2012. Public consultation is also potentially part of the environmental assessment process under the CEAA.

If it is determined that a decision is required by both federal and other levels of government, a Joint Review Panel may be appointed that would make recommendations to the federal Minister of the Environment.

20.3.1	Environmental Impact Assessment Triggers

Each of the jurisdictions noted identify in their regulations the minimum thresholds that would trigger the EIA and/or exemption from the EIA process. It is anticipated that EIAs will be triggered in four jurisdictions, as summarized in Table 20.1.

Table 20.1

Environmental Impact Assessment Process in the Project Areas

Jurisdiction	EIA Procedure	Legal Reference
Québec (north of latitude 55°)	Environmental and Social Impacts Assessment and Review	Québec Environmental Quality Act and the JBNQA
Québec (south)	Environmental Impact Assessment and Review Procedure	Québec Environmental Quality Act (c.Q-2)
Newfoundland and Labrador	Environmental Assessment	NL Environmental Protection Act NL Environmental Assessment Regulation
Nunatsiavut Labrador Inuit Land	Environmental Review	Nunatsiavut Assembly Bill No. 2010-07 Labrador Inuit Land Claims Agreement
Federal	Environmental Assessment	CEAA, 2012, Physical Activities Designation Regulation; Prescribed Information for the Description of a Designated Project Regulations.

Provided by AECOM, November, 2013.

Table 20.2 summarizes the different requirements by jurisdiction and by stage of assessment.

Table 20.2

Environmental Assessment Procedures Applicable to the Project Area

Stage	KEQC	Southern Québec	CEAA	Newfoundland and Labrador	Nunatsiavut Government
Project Component	Mine and Support Infrastructure	Plant and Residues	All	Road, Port	Road, Port
Guidelines	Preliminary information	Project notice	Project description	Registration	Registration
	Evaluation	Evaluation	Evaluation	Review	Review
	Guidelines issued	Guidelines issued	Consultation on the project summary description	Comments from the public	Comments from the public
			Screening by CEAA	Decision by the Minister	Decision by the Minister
			Preliminary guidelines issued	Preliminary guidelines	Preliminary guidelines
			Comments from public	Comments from public	Comments from public
			Final guidelines issued[1]	Final guidelines issued	Final guidelines issued
Impact	Impact Assessment	Impact	Impact Assessment	Impact Assessment	Impact Assessment

Stage	KEQC	Southern Québec	CEAA	Newfoundland and Labrador	Nunatsiavut Government
Project Component	Mine and Support Infrastructure	Plant and Residues	All	Road, Port	Road, Port
Assessment	Report by Proponent	Assessment Report by Proponent	Report by Proponent	Report by Proponent	Report by Proponent
Review	Questions	Questions and comments	Questions	Questions	Questions
	Answers and clarification	Answers and clarification	Answers and clarification	Answers and clarification	Answers and clarification
		Public consultation on the Summary and the EIA report	Public consultation on the Summary and the EIA report	Ministerial announcement and public review and comment	Ministerial announcement and public review and comment
		Public hearings (if requested) and BAPE[2] report	Final EIA report	EA committee recommendations	EA committee recommendations
Decision	KEQC decision	Ministerial analysis	Minister’s decision	Ministerial recommendation	Ministerial recommendation
	Certificate of authorization	Government decree		Decision	Decision

[1]	Steps are shown for a standard EIA process. The CEAA process can also be substituted by an equivalent provincial process or sent for review by a panel.
[2]	Bureau d’audiences publiques sur l’environnement.

Provided by AECOM, November, 2013.

The EIA is currently estimated to take approximately 26 months to complete, including about seven weeks to prepare the project description for submission to each lead agency. Once the project is released from the EIA process, permits and approvals will be required from the federal government, the provincial government of Québec, the provincial government of Newfoundland and Labrador, and the regional government of Kativik. There may also be other permitting requirements with other governments, such as the regional government of Nunatsiavut, which currently has the power to pass regulations but has yet to do so.

20.4	PERMITTING

Table 20.3 provides a summary of permits and approvals likely to be required for the project.

Table 20.3

Summary List of Permits and Approvals

Permit/Authorization	Law	Activity
Government of Canada
Decision Statement	Canadian Environmental Assessment Act, 2012	Project approval.
Radio Station Licence	Radio Communications Act	Install and operate radio station.
Licence	Nuclear Safety and Control Act	Processing radioactive material/certain gauges and equipment.
Permit for construction of structures in or near water bodies	Navigable Water Protection Act	Effluent outfall, wastewater discharge, wastewater outfall, wharf construction, stream crossings.
Permit for approval of harmful	Fisheries Act	Effluent outfall, wastewater discharge, wastewater

Permit/Authorization	Law	Activity
alteration, disruption or destruction of fish or fish habitat		outfall, wharf construction, stream crossings.
Metal Mining Effluent Regulations	Fisheries Act	The deposit of mine effluent, waste rock and residues produced during mining operations in natural fish bearing waters.
Permit to transport explosives	Explosives Act	Transportation of explosives.
Approval of Emergency Response Assistance Plans	Transportation of Dangerous Goods Act	Emergency response assistance plan and permit demonstrating equivalent level of safety.
Licence for explosive magazines	Explosives Act	Utilize explosives.
Government of Newfoundland and Labrador
Release from Environmental Assessment	Environmental Protection Act and Environmental Assessment Regulations	Proceed to permitting stage.
Ministerial Approval	Mining Act	Mine and closure plans; financial assurance.
Mining Lease	Mineral Act	Operation of mine.
Licence to occupy Crown Land	Lands Act	All infrastructure not included in Mining Lease.
Quarry Permit	Quarry minerals Act, Quarry Materials Regulations	Quarry for construction materials.
Surface Rights	Mineral Act	Operation of mine.
Water Use Licence	Water Resources Act	Extract potable or process water.
Permit to Construct Waterworks	Water Resources Act	Potable water system.
Certificate of Approval	Environmental Protection Act	All discharges to the environment.
Approval for waste disposal (landfill)	Environmental Protection Act	Waste management/disposal.
Permit to construct sewage works	Sanitation Regulations	Sewage treatment plant/septic system.
Permit to construct sewage works	Water Resources Act	Sewage treatment plant/septic system.
Certificate of Registration	Storage and Handling of Gasoline and Associated Products	Petroleum products storage.
Certificate of Registration	Heating Oil Storage Tank System, Regulations 2003	Heating oil storage.
Permit for flammable and combustible liquid storage	Fire Prevention Services Regulations	Bulk fuel storage.
Permit to operate a used oil furnace	Used Oil Control Regulation; Air Pollution Control Regulation	To burn used oil.
Certificate of Approval	Used Oil Control Regulation	To store used oil.
Explosives Permit	OHS safety Act, OHS regulations, mines (safety of workmen) Amendment #1 Water Resources Act	Use of explosives.
Certificate of Approval - Generators	Environmental Protection Act	Large, permanent generators >100 kW.
Occupancy Permit/Accessibility	Registration Buildings Accessibility Act and Regulations	Occupy buildings.
Food Establishment Licence	Health and Community Act, Food and Drug Act, Food Premises Regulations	Kitchens at workers camps.
Permit to Alter a Watercourse	Water Resources Act	Alterations to a body of water: Infilling wetlands, culverts, bridges, etc.
Permit to install a non-domestic well	Water Resources Act	Potable water or other wells.
Permission to shoot or trap nuisance wildlife	Wildlife regulations	Shoot or trap nuisance wildlife.
Government of Québec
Government Decree and Certificate of Authorization	Environmental Quality Act	Environmental Impact Assessment
Approval	Mining Act	Rehabilitation and restoration plan.
Mining lease	Mining Act	Mining lease
Surface rights	Mining Act	Surface rights.
Certificate of compliance with Municipal by-laws	Regulation respecting the Application of the EQA	Mine site development.
Authorization for the occupation of water courses	Watercourses Act	Stream crossings, mining residues and waste rock storage construction.

Permit/Authorization	Law	Activity
Authorization for potable water	Surface and groundwater catchment regulations	Potable water supply.
Authorization to establish waterworks	Environmental Quality Act	Potable water supply.
Certificate of Approval or Written Notice for a landfill site	Regulation respecting the Landfilling and Incineration of Residual Materials	Waste disposal.
Authorization and Permit for sewer or wastewater treatment	Environmental Quality Act	Sewage treatment facilities.
Certificate of Authorization for discharge activities	Environmental Quality Act	Sewage treatment plant discharge and waste management.
Authorization for installation of air pollution control device	Environmental Quality Act	Air emissions/pollution control.
Authorization to operate a pit or quarry	Regulations respecting pits and quarries	Borrow pit and quarry.
Depollution Attestation	Environmental Quality Act	Pollution control.
Permit for explosives	Act respecting explosives	For possession, purchase and storage of explosives.
Certificate of Conformity	Construction Code	Alteration or demolition of high risk petroleum equipment.
Kativik Regional Government
Resolution	Kativik Regional Government	Land use.
Certificate of Conformity	Kativik Regional Government	Building of camps and roads.
City of Bécancour
Construction permit for construction, reconstruction and transformation projects	Construction By-Law N.332.	Construction, reconstruction, alteration, expansion or addition of building projects located on the territory of the City. Installation of an individual or collective treatment of sanitary wastewater and drinking water systems.
Installation of waterworks	By-Law N.554 respecting construction standards for the usage and maintenance of drinking water and sewer systems and standards related to effluents released to the sewer system.	Installing, renewing or modifying a connection to the waterworks or sewage. In areas I01-103, I02-208, I02-209 and I01-210, as specified in the Zoning Bylaw 334, written approval of the Bécancour Waterfront Industrial Park is required to grant the permit.
Installation of propane bottles and tanks	By-Law N.1199 respecting Fire prevention.	Installation of propane bottles and tanks with a capacity of 100 lb and more, for gas supply equipment such as cooking appliances, heating, air conditioning and other.

Provided by AECOM, November, 2013.

It is understood that Quest has in hand all permits necessary to conduct exploration and prefeasibility study work. Permits and approvals referenced in Table 20.3 will be sought once the project is released from the EIA process.

20.5	POTENTIAL ENVIRONMENTAL ISSUES THAT MAY AFFECT EXTRACTION OF MINERAL RESERVES

No potential environmental issues have been identified that may affect extraction of mineral reserves at Strange Lake and which cannot be mitigated through implementation of appropriate measures.

Nearby communities in the northern project area will need information on potential effects of project development on human and ecological health. A Human Health and Ecological Risk Assessment will be integrated as a discrete section within the EIA.

Québec Inuit have expressed interest in the possible impacts on water quality, given that Lac Brisson is part of the George River watershed where they fish, albeit over 100 km further north (downstream). Similar concerns can be expected from Québec NGOs, outfitters and other Aboriginal groups based south of the mine site.

In anticipation of the EIA, possible mitigation and compensation measures have also been identified to minimize the potential effects on rare plants, protected species, declining populations, such as the George River caribou herd, and valuable natural resources such as salmon/char in the Ikadlivik Brook valley.

Compensation for any unmitigated human impacts is assumed to be covered through the IBA process, or other suitable arrangement. However, the IBA only covers the key Aboriginal groups and does involve other stakeholders who may demand mitigation and compensation measures through the EIA process.

Certain mitigation measures may be implemented well before the EIA is complete. For example, archeological sites that cannot be avoided must be excavated prior to any ground disturbance during site preparation or construction.

An Environmental Management Plan (EMP) will be developed through the feasibility study phase of the project.

21.0    CAPITAL AND OPERATING COSTS

21.1	CAPITAL COSTS

One of the primary objectives of the PFS was to achieve a capital cost estimate with a target accuracy of ±20%, for the mine site, SX plant, port site and access road, including indirect and owner’s costs.

To achieve this objective, the direct capital cost was estimated from preliminary engineering designs, and equipment lists. Where design information has not yet been developed into drawings, a conceptual scope was developed. This preliminary design information was used to develop material take offs which were priced at current day rates for the mine, port and access road. For the SX plant, the direct and indirect cost was provided by Hatch. For major equipment items, budgetary quotations were sought from vendors. The indirect cost was calculated on the bases of conceptual methodology of executing the projects to estimate time and resources required, and vendor quotations. For some components, percentages were considered more appropriate are were based on experience. The total estimated capital cost for the project in 4th quarter 2012/ 1st quarter 2013 CAD is $2,565 million including a contingency of 16% of direct and indirect costs. A summary of the capital cost is included in Table 21.1.

Table 21.1

Summary of Capital Cost Estimate

Area	Capital Cost ($M)
Strange Lake Mine Site	123.3
Mine Access Road	257.7
Edward’s Cove Port	56.3
Bécancour Process Plant	348.6
Bécancour Solvent Extraction	604.9
Bécancour Balance of Plant	132.2
Bécancour Residue Disposal Site	65.4
Indirect Costs	570.5
Contingency	406.6
Total	2,565.3

21.1.1	Basis of Estimate

The capital cost estimate was prepared by AECOM, Hatch and SLR. Micon prepared the mining capital cost estimate. The capital cost estimate included verification of quantities, unit prices, and selection of suppliers. The methodology used is described as follows:

Three principal categories of cost are recognised: Direct Costs, Indirect/Owner’s Costs and Contingencies.

21.1.1.1	Direct Costs

Direct costs are subdivided into installation, equipment, bulk materials, shop fabrication (where necessary) and sub-contractors.

Installation productivity was evaluated on the basis of man-hours. Labour rates were developed separately for job sites in the Provinces of Québec and Newfoundland and Labrador (NL), based on the respective collective agreements between unions and governmental organizations. Texas–Gulf productivity data was adjusted for local site conditions, with productivity factors evaluated for each crew.

For major permanent equipment and certain bulk materials, specifications and conceptual designs were developed and, where appropriate, the material take off (MTO) was prepared. In other cases, such as buildings, concrete, structural steel, architectural finishing, piping and fitting, wiring, cabling and instrumentation, where engineering development was not similarly advanced, parametric estimates or percentages and benchmarking was adopted.

Where possible, modularization of some concentrate unit processes, and building may be employed. Modules will be assembled in Québec or Maritimes, prior to their transport to site for installation. Modularization of camp accommodation buildings is reflected in Vendor quotations. Trade off studies of modular construction versus on site construction can be undertaken at the Feasibility stage.

Some project works will be realized as specialized subcontracts, such as dredging works, wharf and marine construction, soil stabilization (piling), etc. Subcontract costs were established on the basis of quoted unit rates, lump sum amounts, or historical data.

21.1.1.2	Indirect Costs

Indirect costs are those not directly associated with supply of the installation of permanent equipment or bulk material. Indirect/Owner’s costs and contingency were estimated separately as elements of the work breakdown structure (WBS).

Table 21.2

Factors for Indirect Capital Cost

% of Direct Costs
Engineering and engineering support	3.5
Project Management and Project Controls	1.5
Equipment procurement, installation and construction	1.0
Construction management	6.0

Construction camp facilities including bed and board (mess) services, community and recreational buildings on both the mine and port sites will be provided by Quest. Air tickets will be charged to contractors.

Construction equipment rental and operating costs were evaluated using statistics published by the respective governments of Québec and NL. For the mine, concentrator, road and port job sites the working week will be 60 hours, with rotation every four weeks on site and one week off site.

21.1.1.3	Owner’s Costs

Owner’s costs include fees, permitting, and insurances etc., estimated by Quest, together with Environmental Impact Assessment costs, IBA negotiation fees and environmental permitting, estimated by AECOM’s Environmental.

Provision of first fills is based on estimated quantities and market price per unit. Spare parts assume the following percentages of permanent equipment supply costs: 1.5% for commissioning spares; 0.5% for first year of operation; and 2.5% for capital spares. Provision for spare parts on equipment employed in construction of the RSF is included in direct costs.

21.1.1.4	Capital Cost Contingency

A contingency allowance of 16% of the project costs, including the SX direct and indirect costs was calculated based on experience of similar prefeasibility studies, and allowances made during the estimation process.

21.1.2	Details of Estimate

21.1.2.1	Strange Lake Mine

Table 21.3 provides a breakdown of the capital costs estimate for the Strange Lake mine site.

Table 21.3

Summary of Capital Cost Estimate

Area	Capital Cost ($M)
Site Preparation (Mining & Crushing)	0.2
Ore Stockpiles	14.2
Mine Infrastructure	1.2
Mining Equipment	20.5
Haul Roads	5.5
Crushing Plant	3.8
Office and Maintenance Buildings	37.7
Accommodation Camp	8.7
Strange Lake Services and Infrastructure	19.5
Airstrip	10.3
Environment	1.5
Total	123.3

21.1.2.2	Mine Access Road

The estimated capital costs for the Strange Lake mine access road is given in Table 21.4.

Table 21.4

Summary of Mine Site Capital Cost Estimate

Area	Capital Cost ($M)
Plant Mobile Equipment	42.5
Access Road (NL)	184.5
Bridge No. 1, KM (TBD)	2.3
Bridge No. 2, KM (TBD)	1.2
Bridge No. 3, KM (TBD)	1.2
Safety Shelters	0.5
Environmental Monitoring	3.6
Access Road (QC)	18.7
Environmental mitigation	3.2
Total	257.7

21.1.2.3	Edward’s Cove

The estimated capital cost for the port facilities at Edward’s Cove is detailed in Table 21.5.

Table 21.5

Summary of Port Capital Cost Estimate

Area	Capital Cost ($M)
Marine Works	25.3
Ore Handling	3.6
Fuel Handling	5.7
Buildings	2.9
Accommodation Camp	2.2
Services	9.0
Other Infrastructure	7.6
Environment	0.1
Total	56.3

21.1.2.4	Bécancour Processing Facility

Table 21.6 gives the estimated capital cost for the ore processing plant at Bécancour, including the solvent extraction plant.

Table 21.6

Summary of Process Plant Capital Cost Estimate

Area	Capital Cost ($M)
Ore, Lime and Sulphur Handling	28.5
Grinding Plant	30.1
Ore Slurry Filtration	11.8
Acid Plant	59.0
Acid Baking	136.8
Leaching & Waste Treatment	52.6
Overland Piperacks	29.7
Solvent Extraction	604.9
Site Works	47.0
Energy Supply	7.5
Services & Distribution	48.9
Buildings	24.0
Other Infrastructure	4.9
Total	1,085.6

21.1.2.5	Residue Storage Facility

The capital cost estimate for the residue storage facility is given in Table 21.7.

Table 21.7

Summary of Residue Storage Facility Capital Cost Estimate

Area	Capital Cost ($M)
Site Preparation	3.2
Residue Containment	22.1
Cement Handling	1.9
Residue Filtration	28.5
Other Infrastructure	0.1
Run of Water Management	0.2
Environment	9.4
Total	65.4

21.1.2.6	Indirect and Owner’s Costs

Indirect and owner’s capital cost estimate is given in Table 21.8.

Table 21.8

Summary of Indirect and Owner’s Capital Cost Estimate

Area	Capital Cost ($M)
Owner’s Team	87.9
Financing, Land & Royalties	18.0
Project Office Salaries & Fees - AECOM	114.4

Area	Capital Cost ($M)
SX Indirects	222.6
Temporary Facilities	1.4
Site Operation & Maintenance	18.8
Mobile Equipment	3.5
Construction Camps	29.0
Construction & Commissioning Support	12.2
Freight	62.5
Total	570.5

21.1.2.7	Capital Cost Contingency

A breakdown of the capital cost contingency is given in Table 21.9.

Table 21.9

Summary of Capital Cost Contingency

Area	Capital Cost ($M)
Mine Site and Edward’s Cove	65.6
Bécancour Site	341.0
Total	406.6

21.2	SUSTAINING CAPITAL COSTS

Sustaining capital is the investment required to maintain production at the planned level throughout the 30 year project life, as shown in Table 21.10.

Table 21.10

Life-of-mine Sustaining Capital

Area	Capital Cost ($M)
Strange Lake	203.9
Mine Access Road	58.4
Edward’s Cove	22.2
Bécancour Process Plant	149.7
Bécancour SX	292.6
Bécancour Balance of Plant	58.5
Bécancour RSF	50.9
Total	836.2

The sum total of the sustaining capital averages of $27.9M/y over the 30 year LOM. For assets other than mobile equipment, the sustaining capital is equivalent to approximately 30% of the cost of depreciation in a given year.

21.3	OPERATING COSTS

Table 21.11 shows a summary of the LOM operating costs.

Table 21.11

Summary of Operating Cost Estimate

Area	LOM Operating Cost ($M)	Avg. Annual Cost ($M)	Unit Operating Cost ($/t milled)
Mining	1,534	51.1	35.52
Ore Transport	3,301	110.0	76.41
Crushing, Milling, Leaching	1,905	63.5	44.10
Solvent Extraction	5,199	173.3	120.36
G&A (site costs)	385	12.8	8.90
Off-site costs	638	21.3	14.78
Total	12,976	432.1	300.06

The costs given above include all on-site and off-site cash costs, but exclude post closure rehabilitation costs of $138.3M, and non-cash depreciation charges.

Figure 21.1 presents a breakdown of cash operating costs by type of expenditure.

Figure 21.1

Operating Cost Breakdown

21.3.1	Mining Operating Costs

Over the life of the mine, total and average unit costs are estimated as shown in Table 21.12.

Table 21.12

Summary of Mining Operating Cost Estimate

Cost Area	LOM Operating Cost ($M)	Avg. Cost ($/t mined)	Avg. Cost ($/t milled)
Drilling and Blasting	418	1.57	9.67
Loading and Haulage	619	2.33	14.32
Support	244	0.92	5.64
Mine G&A	229	0.86	5.30
Mine Health & Safety	25	0.10	0.59
Total Mining	1,534	5.78	35.52

21.3.2	Ore Transport Costs

Ore transport costs include nine months per year operating cost of trucking ore 170 km from the Strange Lake mine site to the port at Edward’s Cove using vehicles with a 90 Mt payload, including maintenance of the haul road, the cost of shiploading at Edward’s Cove, marine transport to Bécancour, unloading at Bécancour and haulage to the process plant site. Table 21.13 summarizes the ore transport operating cost estimate.

Table 21.13

Summary of Ore Transport Operating Cost Estimate

Cost Area	LOM Operating Cost ($M)	Avg. Annual Cost ($M)	Unit Operating Cost ($/t milled)
Trucking to Edward’s Cove	820	27.3	18.98
Port Operations and Shipping	2,124	70.8	49.17
Trucking from Bécancour	356	11.9	8.25
Total Ore Transport	3,301	110.0	76.41

21.3.3	Process Operating Costs

Table 21.14 summarizes the process operating cost estimate. Note that these costs include crushing carried out at the Strange Lake mine site, while milling and all other ore preparation and solvent extraction costs are incurred at Bécancour.

Table 21.14

Summary of Process Operating Cost Estimate

Cost Area	LOM Operating Cost ($M)	Avg. Annual Cost ($M)	Unit Operating Cost ($/t milled)
Crushing & Milling	365	12.2	8.44
Acid Bake Water Leach (ABWL)	1,262	42.1	29.21
Acid Plant cost/(power credit)[1]	(394)	(13.1)	(9.12)
Process Residues	542	18.1	12.54
Assay Laboratory	131	4.4	3.02
Subtotal Ore Preparation	1,905	63.5	44.10

Cost Area	LOM Operating Cost ($M)	Avg. Annual Cost ($M)	Unit Operating Cost ($/t milled
PLS evaporation	307	10.2	7.10
Zirconium Circuit	484	16.1	11.21
Solvay Plant	970	32.3	22.45
Acid Removal Circuit	129	4.3	2.98
Niobium Circuit	1,218	40.6	28.19
Thorium Circuit	71	2.4	1.63
HREE+Y Precipitation Circuit	687	22.9	15.91
Effluent treatment	390	13.0	9.02
Sodium Removal circuit	202	6.7	4.68
Utilities & reagents	51	1.7	1.18
Cooling water	418	13.9	9.67
Maintenance labour	274	9.1	6.33
Subtotal Solvent Extraction	5,199	173.3	120.36

Total Processing Costs	7,104	236.8	164.45

[1]	The cost of producing sulphuric acid is included in process areas where acid is consumed. A credit arises from the use of co-generated power that would otherwise need to be purchased from the grid.

21.3.4	General and Administrative Operating Costs

Table 21.15 summarizes the LOM general and administrative costs.

Table 21.15

Summary of G&A Operating Cost Estimate

Cost Area	LOM Operating Cost ($M)	Avg. Annual Cost ($M)	Unit Operating Cost ($/t milled)
Camps at Mine & Port	98	3.2	2.25
Air Transport to camps	46	1.5	1.06
Environmental Monitoring	11	0.4	0.25
Environmental Management	44	1.4	1.02
Rehabilitation and Closure	75	2.5	1.73
Building maintenance	57	1.9	1.31
Site G&A	54	1.8	1.25
Total G&A	385	12.8	8.90

21.3.5	Off-Site Operating Costs

LOM selling costs, including costs for shipping for final products, are given in Table 21.16.

Table 21.16

Summary of Off-Site Operating Cost Estimate

Cost Area	LOM Operating Cost ($M)	Avg. Annual Cost ($M)	Unit Operating Cost ($/t milled)
Shipping Export Costs	127	4.2	2.95
Salaries and Services, etc.	362	12.1	8.37
Other overheads	149	5.0	3.46
Total	638	21.3	14.78

22.0    ECONOMIC ANALYSIS

22.1	ASSUMPTIONS

Assessment of the economic viability of the project, including testing of the sensitivity of returns to changes in key parameters, has been carried out using a discounted cash flow model. For the purposes of the evaluation, it has been assumed that the operations are established within a single corporate entity. The project has been evaluated on an unlevered, all-equity basis.

The model uses inputs from all elements of the project to provide a comprehensive financial projection for the entire project, on an annual basis over a 30-year operating life. All costs and revenues are expressed in constant, 2013 Canadian dollars. Where appropriate, an exchange rate of $1.05 per US dollar has been applied.

22.2	REE CONTENT, PRODUCTION, PRICE AND REVENUE

Table 22.1 lists the elements of value in the Strange Lake deposit, the annual average content of material processed (expressed as the mass of oxide), the average annual yield, market price for the oxide, assumed discount to market price for the rare earth oxides contained in concentrates, and annual revenues.

Table 22.1

Annual Average Revenue by Element

Element (oxide)	Content (t/y)	Yield (t/y)	Yield (%)	Price (US$/kg)	Price Discount (%)	Revenue ($M/y)	Percent of total
Zirconium oxide (ZrO2)	33,246	24,654	74.2	7	-	181	17
Dysprosium (Dy2O3 )	716	599	83.7	650	30	286	27
Niobium Pentoxide (Nb2O 5)	3,716	3,226	86.8	40	-	135	13
Neodymium (Nd2O3 )	1,721	1,434	83.3	80	30	84	8
Terbium (Tb4O7 )	104	75	71.8	950	30	52	5
Yttrium (Y2O3 )	4,986	4,254	85.3	30	30	94	9
Erbium (Er2O3 )	517	408	78.8	70	30	21	2
Thulium (Tm2O3 )	83	61	73.4	1,000	30	45	4
Ytterbium (Yb2O3 )	531	403	76.0	50	30	15	1
Lutetium (Lu2O3 )	77	57	73.7	1,100	30	46	4
Praseodymium (Pr6O11 )	493	456	92.4	85	30	28	3
Gadolinium (Gd2O3 )	448	360	80.3	40	30	11	1
Holmium (Ho2O3 )	163	131	80.1	55	30	5	1
Europium (Eu2O3 )	26	13	51.2	1,000	30	10	1
Lanthanum (La2O3 )	1,940	1,354	69.8	9	30	9	1
Cerium (CeO2)	4,493	3,848	85.7	8	30	23	2
Samarium (Sm2O3 )	437	196	44.8	9	30	1	0
Total	53,697	41,528				1,047	100

Figure 22.1 shows how the project focuses on higher grade material in the first five years, with grades reducing gradually over the remainder of the LOM period.

Figure 22.1

Annual Revenues by Element

Over the life of the operation, 47% of annual REO production and 56% of total project revenues will be derived from the HREE+Y concentrate.

22.3	OPERATING COSTS

Over the LOM period, cash operating costs average $300.06 per tonne milled, as described in Section 21.3, above. Figure 22.2 shows how these costs are distributed during each year of operation.

Figure 22.2

Operating Cost Breakdown

22.4	CAPITAL COSTS

Initial capital expenditures for the project take place over a four year period, totalling $2.565 billion as described in Section 21.1. Thereafter, sustaining capital expenditures are small in comparison to the cash generated by the operation, reflected in Figure 22.3 which shows earnings before interest, tax, depreciation and amortization (EBITDA) compared to capital expenditures over the LOM period.

Figure 22.3

Capital Cost Breakdown

It should be noted that most sustaining capital expenditure occurs after year 10 of the project and, as a result, the project returns are largely insensitive to changes in the level of sustaining capital.

22.5	WORKING CAPITAL

The working capital requirement is an estimate of the cash required to fund accounts receivable and inventories net of accounts payable.

Accounts receivable reflect the average time between shipping goods and receiving payment from them. This is assumed to be 40 days of sales. Accounts payable reflect the average time between receiving supplier’s invoices and paying those invoices. The provision for accounts payable is equivalent to 40 days of cash operating costs.

Inventories consist of finished goods, mined material in transit, and supplies of input materials (e.g. reagents/chemicals, diesel fuel, cement) and work in progress (WIP). Finished goods inventory is the average amount of product waiting to be shipped to customers and/or in transit, if ownership has not yet transferred to a customer. Working capital also includes the cost of first fills.

Finished goods inventory is assumed to be 15 days of cost of goods sold. Mined material in transit is the average amount of mined material that is in transit and/or temporarily stockpiled between the Strange Lake mine and the processing facilities at Bécancour. The processing plants will operate all year but trucking from the mine to the Labrador port occupies only 9 months of the year and marine transport from the Labrador port to Southern Québec only occurs for 6 months of the year. This means that, for example, at the end of the marine shipping season there needs to be at least a 7 months stockpile of mined material in Southern Québec to supply the processing plants for operation over the winter. Consequently, on average there will be 180 days of mined material in inventory. With respect to supplies of input materials and WIP, it is assumed that there is on average 30 days of such inventory.

The total working capital requirement averages $188M over the 30 year life of the project and peaks at close to $238M.

22.6	TAXATION

The LOM cash flow projection includes calculation of the following:

i)	Federal Income Taxes at the rate of 15%

ii)	Québec Income Taxes, at the rate of 11.9%

iii)	Québec Mining Taxes the rate of which varies based on gross margin:

•	Gross margin (0-35%) - 16%

•	Gross margin (35-50%) - 22%

•	Gross margin (50-100%) - 28%)

The taxable income calculation for mining taxes includes a 20% Processing Allowance as well as a $5M Northern Allowance.

The computation of Federal and Provincial income taxes takes account of applicable Capital Cost Allowances (CCA) related to the initial and sustaining capital investment. The specific CCA classes differ depending on the type of asset.

Provincial income tax also includes utilization of a tax holiday that is applicable for large (>$300M) investment projects in Québec. The tax holiday has a maximum benefit of 15% of eligible investment available where such investments exceed $300M. The tax holiday period is limited to 10 years. The eligible assets in this project are estimated to total $1,100M.

The average amount of all income and mining taxes payable annually over the 30 year LOM is estimated to be $158.5M, or an average of 31.4% of income before tax.

22.7	CASH FLOW PROJECTION

The project cash flow is summarized in Figure 22.4, and annual cash flows are detailed in Table 22.2 (over).

Figure 22.4

LOM Project Cash Flow

Table 22.2

LOM Income Statement and Cash Flow

Quest Rare Minerals, Strange Lake Project: Proforma Income Statement

Year relative to start of production	-3	-2	-1	1	2	3	4	5	6	7	8
Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
All amounts in thousands ($ 000)
Revenues	0	0	0	677,112	1,426,997	1,523,243	1,379,106	1,425,199	1,477,788	1,042,875	1,115,653

Mining	0	0	41,378	43,958	42,991	45,435	43,547	48,379	49,008	49,800	49,968
Processing	0	0	0	45,919	61,641	61,641	61,589	61,656	62,697	62,750	62,697
Solvent Extraction	0	0	0	120,084	190,371	191,584	184,486	188,330	191,981	175,431	174,932
Transportation & Logistics	0	0	0	79,396	115,592	115,592	115,592	115,592	115,804	115,804	115,804
General & Administration	0	0	0	5,594	5,606	6,158	6,854	7,482	8,419	9,619	10,227
Depreciation	0	0	0	144,559	144,638	146,172	146,816	147,749	149,771	141,582	144,111

Cost of Goods Sold	0	0	41,378	439,510	560,838	566,582	558,883	569,187	577,680	554,986	557,739

Gross Margin	0	0	(41,378)	237,601	866,159	956,661	820,223	856,012	900,108	487,889	557,914
Gross Margin (%)				35%	61%	63%	59%	60%	61%	47%	50%

Overhead Costs	0	0	6,912	22,496	21,409	21,458	21,073	21,486	21,874	21,079	21,033

EBIT	0	0	(48,290)	215,105	844,750	935,203	799,150	834,526	878,233	466,810	536,882

Tax	0	0	(12,990)	34,939	177,725	228,156	235,928	288,129	315,225	153,993	183,238

Net Income after Tax	0	0	(35,300)	180,166	667,025	707,046	563,222	546,398	563,009	312,818	353,644
Net Income % of revenues				27%	47%	46%	41%	38%	38%	30%	32%

EBITDA	-	-	(48,290)	359,665	989,388	1,081,375	945,966	982,276	1,028,005	608,393	680,992
EBITDA (%)				53%	69%	71%	69%	69%	70%	58%	61%

Year relative to start of production	9	10	11	12	13	14	15	16	17	18	19
Year	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
All amounts in thousands ($ 000)
Revenues	1,198,558	1,258,586	1,183,895	1,164,514	1,233,499	975,473	1,013,394	1,014,424	958,647	987,107	982,595

Mining	49,204	51,438	52,782	53,766	51,624	51,565	52,814	52,848	53,931	54,147	55,249
Processing	62,750	62,697	64,981	64,914	64,966	64,914	64,966	64,914	64,981	64,914	64,966
Solvent Extraction	179,361	184,505	179,318	180,106	181,565	172,921	174,076	173,877	173,610	174,218	172,109
Transportation & Logistics	115,804	115,804	116,229	116,229	116,229	116,229	116,229	116,229	116,229	116,229	116,229
General & Administration	11,197	12,095	13,125	14,020	14,934	15,888	6,117	6,175	6,129	6,128	6,143
Depreciation	147,199	150,288	147,075	150,454	152,376	155,189	157,713	108,763	109,908	110,836	111,204

Cost of Goods Sold	565,514	576,826	573,510	579,488	581,694	576,705	571,914	522,804	524,787	526,471	525,899

Gross Margin	633,044	681,760	610,385	585,026	651,805	398,768	441,480	491,620	433,859	460,635	456,696
Gross Margin (%)	53%	54%	52%	50%	53%	41%	44%	48%	45%	47%	46%

Overhead Costs	21,348	21,797	21,754	21,898	21,828	21,395	21,305	21,315	21,323	21,392	21,314

EBIT	611,695	659,963	588,631	563,128	629,977	377,373	420,176	470,304	412,536	439,244	435,381

Tax	217,496	239,261	209,845	199,917	227,806	128,308	144,815	158,084	135,526	145,511	143,613

Net Income after Tax	394,199	420,702	378,786	363,210	402,171	249,065	275,360	312,221	277,010	293,733	291,768
Net Income % of revenues	33%	33%	32%	31%	33%	26%	27%	31%	29%	30%	30%

EBITDA	758,894	810,251	735,706	713,582	782,353	532,562	577,888	579,067	522,443	550,079	546,586
EBITDA (%)	63%	64%	62%	61%	63%	55%	57%	57%	54%	56%	56%

Year relative to start of production	20	21	22	23	24	25	26	27	28	29	30
Year	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
All amounts in thousands ($ 000)
Revenues	985,051	960,832	954,712	958,690	851,071	738,538	722,561	801,808	819,424	795,909	779,382

Mining	51,244	53,593	53,503	53,127	52,357	52,516	52,677	52,899	53,779	54,057	52,041
Processing	64,914	64,966	64,914	64,981	64,914	64,966	64,914	64,966	64,914	64,981	64,914
Solvent Extraction	172,439	173,675	173,627	173,738	165,962	160,555	160,385	165,410	165,692	163,532	161,355
Transportation & Logistics	116,229	116,229	116,229	116,229	116,229	116,229	116,229	116,229	116,229	116,229	116,229
General & Administration	6,141	6,216	6,155	6,170	6,169	6,184	6,243	6,198	6,197	6,213	6,212
Depreciation	111,573	51,658	51,658	51,658	51,658	51,658	51,658	50,691	49,725	48,759	47,792

Cost of Goods Sold	522,539	466,336	466,085	465,901	457,287	452,107	452,105	456,393	456,535	453,769	448,543

Gross Margin	462,511	494,496	488,627	492,789	393,783	286,430	270,457	345,415	362,889	342,140	330,839
Gross Margin (%)	47%	51%	51%	51%	46%	39%	37%	43%	44%	43%	42%

Overhead Costs	21,178	21,330	21,322	21,313	20,823	20,522	20,515	20,794	20,837	20,734	20,521

EBIT	441,334	473,166	467,305	471,475	372,960	265,909	249,941	324,621	342,053	321,406	310,318

Tax	145,461	150,269	147,516	148,628	110,101	77,274	72,855	95,340	100,680	94,612	84,975

Net Income after Tax	295,872	322,897	319,789	322,847	262,859	188,635	177,086	229,280	241,372	226,793	225,343
Net Income % of revenues	30%	34%	33%	34%	31%	26%	25%	29%	29%	28%	29%

EBITDA	552,906	524,824	518,963	523,133	424,618	317,566	301,599	375,312	391,778	370,164	358,110
EBITDA (%)	56%	55%	54%	55%	50%	43%	42%	47%	48%	47%	46%

Quest Rare Minerals, Strange Lake Project: Proforma Statement of Cashflow

Year relative to start of production	-3	-2	-1	1	2	3	4	5	6	7	8
Year	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
All amounts in thousands ($ 000)
Net Income	0	0	(35,300)	180,166	667,025	707,046	563,222	546,398	563,009	312,818	353,644

Depreciation	0	0	0	144,559	144,638	146,172	146,816	147,749	149,771	141,582	144,111

Accrued income tax payable (recoverable)	0	0	(12,990)	34,262	151,435	101,800	69,407	65,886	(5,709)	(11,995)	(18,287)

Change in working capital	0	0	17,098	109,839	98,391	11,561	(16,717)	7,086	6,094	(47,579)	8,001

Capital Investments	205,483	835,187	1,120,862	404,568	15,348	6,436	9,335	20,220	23,119	25,285	30,884
Other Investing cashflows	(2,837)	0	0	0	0	0	0	0	0	0	0

Cash flow from operations	(202,646)	(835,187)	(1,186,250)	(155,420)	849,359	937,022	786,827	732,728	677,859	464,699	440,583

Net Operating Cash Flow before tax	(202,646)	(835,187)	(1,186,250)	(154,743)	875,649	1,063,379	953,348	954,971	998,792	630,686	642,108
Net Operating Cash Flow after tax	(202,646)	(835,187)	(1,186,250)	(155,420)	849,359	937,022	786,827	732,728	677,859	464,699	440,583

Year relative to start of production	9	10	11	12	13	14	15	16	17	18	19
Year	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
All amounts in thousands ($ 000)
Net Income	394,199	420,702	378,786	363,210	402,171	249,065	275,360	312,221	277,010	293,733	291,768

Depreciation	147,199	150,288	147,075	150,454	152,376	155,189	157,713	108,763	109,908	110,836	111,204

Accrued income tax payable (recoverable)	(22,811)	(26,217)	(27,002)	(28,913)	(30,126)	(31,365)	(32,378)	(19,442)	(19,911)	(20,271)	(20,447)

Change in working capital	8,734	7,505	(7,542)	(1,767)	6,613	(28,457)	5,378	119	(5,653)	3,214	(50)

Capital Investments	30,884	30,884	34,568	34,568	34,568	34,568	34,568	34,568	34,568	34,568	34,568
Other Investing cashflows	0	0	0	0	0	0	0	0	0	0	0

Cash flow from operations	478,969	506,384	471,833	451,951	483,240	366,778	360,748	366,854	338,091	346,516	348,008

Net Operating Cash Flow before tax	719,276	771,862	708,680	680,781	741,172	526,451	537,942	544,380	493,528	512,298	512,068
Net Operating Cash Flow after tax	478,969	506,384	471,833	451,951	483,240	366,778	360,748	366,854	338,091	346,516	348,008

Year relative to start of production	20	21	22	23	24	25	26	27	28	29	30
Year	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
All amounts in thousands ($ 000)
Net Income	295,872	322,897	319,789	322,847	262,859	188,635	177,086	229,280	241,372	226,793	225,343

Depreciation	111,573	51,658	51,658	51,658	51,658	51,658	51,658	50,691	49,725	48,759	47,792

Accrued income tax payable (recoverable)	(20,599)	(4,518)	(4,543)	(4,560)	(4,572)	(4,580)	(4,911)	(5,223)	(5,392)	(5,454)	16,277

Change in working capital	(1,418)	(1,654)	(705)	278	(12,195)	(12,319)	(1,689)	8,832	2,305	(2,482)	(2,683)

Capital Investments	34,568	34,568	34,568	34,568	34,568	34,568	24,904	24,904	24,904	24,904	24,904
Other Investing cashflows	0	0	0	0	0	0	0	0	0	0	0

Cash flow from operations	353,697	337,123	333,041	335,098	287,571	213,463	200,618	241,012	258,497	247,676	267,191

Net Operating Cash Flow before tax	519,757	491,910	485,101	488,287	402,245	295,317	278,384	341,576	364,569	347,742	335,890
Net Operating Cash Flow after tax	353,697	337,123	333,041	335,098	287,571	213,463	200,618	241,012	258,497	247,676	267,191

3) Quest Rare Minerals, Strange Lake Project: Proforma Statement of Cashflow Performance

NPV (pre tax unlevered) @ 10%	2,891,107
NPV (after tax unlevered) @10%	1,760,160

IRR - pre tax unlevered	25.6%
IRR - after tax unlevered	21.1%

Payback - after tax unlevered - years	3.5

The net present value (NPV) over a range of discount rates, internal rate of return (IRR) and undiscounted payback of the base case cash flow are shown in Table 22.3.

Table 22.3

LOM Income Statement and Cash Flow

Discount Rate (%)	Pre-Tax NPV ($M)	After-tax NPV ($M)
8%	3,935.0	2,491.6
10%	2,891.1	1,760.2
12%	2,120.1	1,220.6

IRR (%)	25.6	21.1
Payback period (y)	3.4	3.5

Micon considers a discount rate of 10%/y to be appropriate for use as its base case for the purposes of conducting further analysis of project value.

22.8	SENSITIVITY STUDY

Micon has tested the sensitivity of the project’s after-tax NPV at an annual discount rate of 10% (NPV10) to changes in the principal drivers of project value, over a range 30% above and below base case parameters. The results, shown in Figure 22.5, demonstrate that after-tax NPV10 remains positive even with a 30% adverse change in project revenues, representing any combination of grade, yield, market prices and discount factors.

Figure 22.5

Sensitivity Study Results

The project is significantly less sensitive to changes in operating and capital costs, with a 30% adverse change reducing NPV10 by approximately 32% and 25%, respectively.

22.9	CONCLUSION

Micon concludes that the project base case cash flow and sensitivity studies demonstrate that the project has potential to provide positive economic returns and is sufficiently robust to withstand adverse changes in the tested parameters over the expected range of accuracy of the PFS.

23.0    ADJACENT PROPERTIES

Micon has not verified the information regarding adjacent properties and has not visited them or audited them. The information contained in this section of the report is not necessarily indicative of the mineralization at the Strange Lake Project. The information was taken from the December, 2012 Micon Technical Report (Wardrop, 2011) and updated for any areas where new information was available for the adjacent properties. The information for this section was generally provided by Quest.

There are no significant mineral occurrences adjacent to the Strange Lake property. However, a significant proportion of the Main Zone deposit is situated across the Québec border in the ‘exempt mineral lands (EML)’ in Newfoundland and Labrador and as such cannot be staked. While this portion of the Main Zone that is contained in the EML in Newfoundland and Labrador could be considered to be a significant mineral occurrence adjacent to the Quest ground, until permission is obtained to stake this area, the remaining portion of the Main Zone mineralization is considered secondary importance to the mineralization occurrence identified at B Zone.

Midland Exploration Inc., a Montreal-based mineral exploration company, holds the mineral rights to a block of mineral claims (Ytterby 1) adjacent to the south of the property and is located approximately 5 km south of the B Zone deposit. The northernmost extent of the Ytterby 1 block of claims is south of the southern margin of the SLAC, located on the eastern margin of the Nepeau Kainiut pluton. To date, there has been no significant REE mineralized discovered on the Ytterby 1 claims, however, Québec Ministry of Natural Resources and Wildlife (MRNF) regional lake sediment sampling have found elevated La and Y values.

Hinterland Resources Ltd. (Hinterland) holds the mineral rights to one of four mineral claims adjacent to the northwest of Quest’s mineral claims. Hinterland has completed a data compilation of the area and proposed an airborne geophysical survey in 2011.

24.0    OTHER RELEVANT DATA AND INFORMATION

24.1	PROJECT EXECUTION PLAN

The project execution plan (PEP) has been designed by AECOM to address the implementation strategies and approach for executing the Strange Lake Project and will be used to guide the project development team through the subsequent feasibility study and project implementation phases. It will be reviewed and updated from time to time as the project evolves.

The feasibility study will build on the PFS in order to increase the reliability of the cost estimates to a range of +15%.

The PEP is designed to ensure that risks associated with key outcome areas are identified and that strategies are adopted to ensure a successful project delivery. Strategies will be developed for the following key areas:

•	Project schedule monitoring and control.

•	Capital cost monitoring and control.

•	Transfer of information from the Quest team to the ongoing feasibility study team.

•	Quality assurance and quality control.

•	Availability of construction resources given activity in Québec and Labrador.

•	Monitoring of the international market for rare earth elements.

•	Co-ordination with applicable government, Aboriginal and community stakeholders.

In order to address these areas, the PEP will be structured to cover the following components:

•	Project Management.

•	Overall project delivery strategy.

•	Project participants.

•	Organization structure.

•	Roles and responsibilities

•	Project controls (including Work Breakdown Structure).

•	Cost controls.

•	Engineering.

•	Engineering structure.

•	Execution plan.

•	Procurement.

•	Procurement strategy.

•	Contracting plan.

•	Expediting and inspection.

•	Logistical support.

•	Construction.

•	Construction strategy.

•	Organization, roles and responsibilities.

•	Safety and environment.

•	Employee relations.

•	Schedule.

•	Construction support.

•	Materials management.

•	Commissioning.

•	Pre-commissioning.

•	Commissioning strategy and definitions.

•	Operations interface.

•	Performance testing.

•	Handover to Operations.

On completion of engineering, procurement will take account of long-lead and critical packages, including the acid baking kilns and evaporators, acid plant (turn-key), ball and SAG mills, belt filters, crushers, power plant (turn-key), pressure filters, thickener and clarifiers, and solvent extraction equipment.

24.1.1	Project Development Schedule

Quest has set out the following milestones and dates for the development schedule for the Strange Lake Project. It can be seen that, within the overall project development schedule, the schedule for submission of documentation relating to the EIA and the receipt of approval of the EIA are critical to the start of construction in May, 2016.

Submission of EIA project description	:	February, 2014
Start feasibility study	:	March, 2014
Start detailed design and construction	:	March, 2015
Submission of EIA report	:	June, 2015
Approval of EIA	:	April, 2016
Delivery of construction permits for early work	:	June, 2016
Start of construction	:	June, 2016
Delivery of other construction permits	:	July, 2016
Delivery of construction permits for tailings	:	September, 2016
First ore shipment	:	July, 2018
Start of plant commissioning	:	August, 2018

24.2	RISK REGISTER

A project risk register, which will be reviewed and updated from time to time as the project evolves, has been developed jointly by Quest and AECOM to assess risks and develop management or mitigation measures in the following areas:

•	Financial impact (NPV)

•	Capital expenditure variance from plan

•	Time variance from plan

•	Operating cost variance from plan

•	Health

•	Safety

•	Environment

•	Reputation, community and public relations

•	Compliance

•	Employee development and organizational effectiveness.

A risk scoring matrix, defined by the likelihood of occurrence, from A (many times per year/continuous) to E (unlikely during plant life) and the severity of consequences from 1 (low) to 5 (high). Risk factors were thus classified into low, medium, high and critical categories, with critical items having high likelihood of occurrence and high severity of consequences.

A total of 56 individual risks were identified and each was assigned a risk matrix score. Out of these, seven risk factors were assigned critical scores in the risk matrix, having severity of consequences ranking of 4 or 5 and likelihood of occurrence of C (one time in five years) or D (one time in 15 years).

The seven identified risk factors with critical scores in the risk matrix, and the selected preventive and mitigation measures, are summarized in Table 24.1.

Table 24.1

Identified Risk Factors with Critical Scores in Risk Matrix

Risk Factor	Preventive Measure	Mitigation Measure	Risk Matrix Score
Public concern over carbon footprint, radioactivity.	Public relations plan.	Effective monitoring of public relations issues.	22
Delays to IBA negotiations beyond dates required by EIA/permitting.	Early engagement, pursuit of MOUs.	Increase visits to community. Increase Quest staff.	22
Delay to approval of EIA.	Permitting plan recognizes complexity and multiple jurisdictions.	Government relations plan.	22
Inability to secure land rights for mining, road to port, port access.	Land access planning.	Sharing road/port option. Change road routing.	19
Impact on capital and operating costs of major changes to design due to scaling from mini-pilot/laboratory to commercial scale.			18
Occupational exposure of workers to dust (Be, asbestiform minerals, uranium, radon).	Design to minimize dust generation, procedural controls.		18
Dust from RSF due to radioactive content.	Cement s tabilization of residues.	Water sprays on open areas, in high winds, during dry weather.	18

Provided by AECOM, November, 2013.

It can be seen that only one of these identified critical risk factors relates to strictly to technical issues (scale-up from mini-pilot and/or laboratory testwork to commercial production). The remainder generally relate to environmental and/or social issues. Risks to project development associated with exposure to radioactive elements are likely to have greater impact on project activities in southern Québec.

The risk register will be updated during the feasibility study stage which will allow preventive and mitigation measures to be identified in greater detail.

25.0    INTERPRETATION AND CONCLUSIONS

A prefeasibility study has been contributed to by the Principal Participants listed in Table 2.1, above, for the Strange Lake Project which is based on the mining of a REE-rich deposit at Strange Lake in northern Québec and processing at a facility at Bécancour in southern Québec. Processing will recover a concentrate containing HREE and yttrium, zirconium in ZBS, niobium pentoxide and a mixed LREE double sulphate concentrate.

Table 25.1 presents the key project parameters, based on 100% equity financing.

Table 25.1

Key Project Parameters

Parameter	Units	Quantity
Pre-tax economics
IRR	%	25.6
NPV10	$ million	2,891.1
Payback period	y	3.4
After-tax economics
IRR	%
NPV10	$ million	1,760.2
Payback period	y	3.5
Mining
Mineral reserves	Mt	43.199
Production rate	Mt/y ore	1.46
Mine life	y	30
Total revenue	$ million/y	1,047
Operating costs	$ million/y	445.2
Unit operating cost	$/t milled	300.6

Annual revenues by element through the life of the project are shown in Figure 25.1 which demonstrates how the project focuses on higher grade material in the first five years, with grades reducing gradually over the remainder of the LOM period.

Figure 25.1

Annual Revenues by Element

Micon has tested the sensitivity of the project after-tax NPV at an annual discount rate of 10% to changes in the principal drivers of project value over a range of 30% above and below base case parameters. The results demonstrate that after-tax NPV10 remains positive even with a 30% adverse change in project revenues, representing any combination of grade, yield, market prices and discount factors.

25.1	METALLURGICAL TESTWORK

Development testwork that was used to define the prefeasibility flowsheet was undertaken at Hazen Research Inc. (Hazen), Golden, Colorado and Process Research Ortech Inc. (Ortech), Mississauga, Ontario. These testwork programs used representative mineralized samples from the Strange Lake B Zone deposit.

The PFS flowsheet comprises crushing and grinding followed by acid thermal processing (acid bake) and water leach to extract the payable metals into solution. The solution will be partially evaporated to reduce the flow to the hydrometallurgical processing plant and produce a light rare earth concentrate. The hydrometallurgical process comprises zirconium solvent extraction, niobium precipitation and solvent extraction, thorium solvent extraction and HREE+Y solvent extraction circuits.

25.2	MINERAL RESERVE ESTIMATE

The mineral reserves for the Strange Lake Project, as of 14 October, 2013, are summarized in Table 15.1. These mineral reserves are included within the mineral resources discussed in the previously released NI 43-101 Technical Report dated 14 December. The mineral reserves only include indicated mineral resources (there are no measured mineral resources at Strange Lake) that are mined and shipped for processing during the 30-y operating period. Any above cut-off resource material remaining on the property (in stockpiles or in-situ) is not considered in the stated mineral reserves.

Table 25.2

Strange Lake Estimated Mineral Reserves

(as of 14 October 2013)

Item	Proven	Probable	Proven plus Probable
Mt	0	43.199	43.199
NSR ($/t)	0.00	746.48	746.48
TREO (%)	0.0000	1.1622	1.1622
HREO (%)	0.0000	0.5314	0.5314
LREO (%)	0.0000	0.6308	0.6308
Nb2O5 (%)	0.0000	0.2581	0.2581
ZrO2 (%)	0.0000	2.3088	2.3088
CeO2 (%)	0.0000	0.3120	0.3120
Dy2O3 (%)	0.0000	0.0497	0.0497
Er2O3 (%)	0.0000	0.0359	0.0359
Eu2O3 (%)	0.0000	0.0018	0.0018

Item	Proven	Probable	Proven plus Probable
Gd2O3 (%)	0.0000	0.0311	0.0311
HfO2 (%)	0.0000	0.0544	0.0544
Ho2O3 (%)	0.0000	0.0113	0.0113
La2O3 (%)	0.0000	0.1347	0.1347
Lu2O3 (%)	0.0000	0.0054	0.0054
Nd2O3 (%)	0.0000	0.1195	0.1195
Pr6O11 (%)	0.0000	0.0342	0.0342
Sm2O3 (%)	0.0000	0.0304	0.0304
Tb4O7 (%)	0.0000	0.0072	0.0072
Tm2O3 (%)	0.0000	0.0058	0.0058
Y2O3 (%)	0.0000	0.3462	0.3462
Yb2O3 (%)	0.0000	0.0369	0.0369

1.	Numbers are rounded to reflect the precision of the estimate.
2.	The mineral reserves were estimated using a minimum NSR value of $286.29/t cut-off.
3.	Micon is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, and political or other relevant factors that will materially affect the validity of this mineral reserve estimate.
4.	CIM Standards on Mineral Resources and Reserves Definitions and Guidelines (1) define a ‘Proven Mineral Reserve as “the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study”, and define a ‘Probable Mineral Reserve’ as the “the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.”
5.	These estimated ore reserves have an effective date of 14 October, 2013.

25.3	MINING

A conventional open pit mining operation is proposed for the extraction of ore from the B Zone rare earth element mineral deposit for the Strange Lake Project.

Mining will be undertaken by Quest using its own equipment and workforce. Specialized contractors will be used for the initial site clearing and initial haul road construction in preparation for the mining equipment fleet. Explosives, blasting agents, fuel and other consumables will be sourced from established suppliers.

Over the 30-y mine life, an estimated 11.5 Mt of overburden will be removed from the pit area. Total waste rock placed in the waste stockpile is estimated to be 67.6 Mt. Total low-grade material not shipped for processing and placed in the low-grade stockpile is estimated to be 142.2 Mt. By the end of the 30-y mine life, the mid-grade stockpile has been reclaimed and shipped for processing.

In order to avoid the worst winter weather, the mine will be operated on a nine-month (270-day) basis. During this time period, the mine will operate two 12 h shifts, 7 d/w.

Annual production will be 1.46 Mt/y ore.

25.4	PROCESSING

The Strange Lake processing facility will be located at Bécancour, southern Québec and is designed to produce ZBS, niobium pentoxide (Nb2O5), a LREE concentrate and a HREE concentrate which also contains yttrium.

The average design process plant throughput is 4,000 t/d. or 1,460,000 t/y of ore.

25.5	INFRASTRUCTURE

The Strange Lake project will be supported by infrastructure required for the mining operation at Strange, the trucking of crushed ore to a shipping facility at Edward’s Cove on the Labrador coast, shipment of crushed ore by sea to the processing facilities at Bécancour in southern Québec, unloading facilities at Bécancour and all supporting infrastructure at the Bécancour site.

Disposal of processing waste will take place in an engineered residue storage facility at the Bécancour site.

25.6	MARKETING AND CONTRACTS

Quest and its specialist retained consultants have undertaken analysis of markets for rare earth elements and yttrium, zirconium and niobium pentoxide to provide input to the economic analysis of the Strange Lake project.

Quest is pursuing opportunities for strategic alliances and off-take agreements. In July, 2013, the company announced the signing of a non-binding letter of intent with TAM Ceramics Group of New York, LLC (TAM), under which TAM intends to purchase 100% of the ZBS to be produced from the Strange Lake project.

At the time of writing, there are no other contracts or agreements in place.

25.7	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Environmental work is being carried out with support from local Aboriginal partners and regional service providers to the greatest extent possible.

Quest reports that work on the Environmental Impact Assessment (EIA) for all project components will start early in 2014, following submission of a project description to the relevant government authorities. EIAs may be triggered in four jurisdictions: two in Québec (north and south), Newfoundland and Labrador (provincial and Nunatsiavut), and one with the federal government. Assuming some degree of harmonization between jurisdictions, the EIA studies and associated public consultations are expected to take approximately two years to complete. The EIA would be followed by a period of up to six months in which to obtain necessary environmental approvals prior to initiating construction.

Appropriate mitigation and monitoring plans are being considered by the project team to address unavoidable environmental impact of mining, including possible compensation scenarios for any net wildlife habitat loss and project closure reclamation.

It is understood that Quest has in hand all permits necessary to conduct exploration and prefeasibility study work. Permits and approvals will be sought once the project is released from the EIA process.

No potential environmental issues have been identified that may affect extraction of mineral reserves at Strange Lake and which cannot be mitigated through implementation of appropriate measure.

25.8	CAPITAL AND OPERATING COSTS

25.8.1	Capital Costs

One of the primary objectives of the PFS was to achieve a capital cost estimate with a target accuracy of ±20%, for the mine site, processing plant, port site and access road, including indirect and Owner’s costs.

The direct capital cost was estimated from preliminary engineering designs and equipment lists. Where design information has not yet been developed into drawings, a conceptual scope was developed. This preliminary design information was used to develop material take-offs which were priced at current day rates for the mine, port and access road. For the processing plant, the direct and indirect cost was provided by Hatch. For major equipment items, budgetary quotations were sought from vendors. The indirect cost was calculated on the bases of conceptual methodology of executing the projects to estimate time and resources required, and vendor quotations. For some components, percentages were considered more appropriate. These were based on experience. The total estimated capital cost for the project in 4th quarter 2012/1st quarter 2013 Canadian dollars is $2,565 million including a contingency of 16% of direct and indirect costs.

25.8.2	Operating Costs

Operating costs were estimated by the Principal Participants in the PFS. The costs include all on-site and off-site cash costs, but exclude non-cash depreciation charges and any net cost associated with compliance to the terms of an IBA.

The total annual operating costs have been estimated at $445.2 million, equivalent to $300.6/t of ore milled.

25.9	ECONOMIC ANALYSIS

Micon has prepared its economic assessment of the Strange Lake project based on discounted cash flow analysis from which NPV, IRR, payback and other economic parameters can be determined.

Micon concludes that the project base case cash flow and sensitivity studies demonstrate that the project has the potential to provide positive economic returns and is sufficiently robust to withstand adverse changes in the tested parameters over the expected range of accuracy of the prefeasibility study.

25.10	OTHER RELEVANT DATA AND INFORMATION

25.10.1	Project Execution Plan

The project execution plan (PEP) has been designed by AECOM with contributions from Quest and Hatch to address the implementation strategies and approach for executing the Strange Lake Project and will be used to guide the project development team through the subsequent feasibility study and project implementation phases. It will be reviewed and updated from time to time as the project evolves.

The PEP is designed to ensure that risks associated with key outcome areas are identified and that strategies are adopted to ensure a successful project delivery.

25.10.2	Project Development Schedule

Quest has set out the following milestones and dates for the development schedule for the Strange Lake Project. It can be seen that, within the overall project development schedule, the schedule for submission of documentation relating to the EIA and the receipt of approval of the EIA are critical to the start of construction in May, 2016.

Submission of EIA project description	:	February, 2014
Start feasibility study	:	March, 2014
Start detailed design and construction	:	March, 2015
Submission of EIA report	:	June, 2015
Approval of EIA	:	April, 2016
Delivery of construction permits	:	end-April, 2016
Start of construction	:	May, 2016
First ore shipment	:	July, 2018
Start of plant commissioning	:	October, 2018

25.10.3	Risk Register

A project risk register has been developed jointly by Quest, AECOM and Hatch to assess risks and develop management or mitigation measures at all stages of the project and in all project locations. A total of 56 individual risks were identified and each was assigned a risk matrix score. Out of these, seven risk categories were assigned critical scores in the risk matrix, having severity of consequences ranking of 4 or 5 and likelihood of occurrence of C (one time in five years) or D (one time in 15 years). It will be reviewed and updated from time to time as the project evolves.

Among the seven critical risk factors, only one relates to strictly technical issues (scale-up from mini-pilot and/or laboratory testwork to commercial production). The remainder generally relate to environmental and/or social issues. Risks to project development associated with exposure to radioactive elements are likely to have greater impact on project activities in southern Québec.

26.0    RECOMMENDATIONS

The prefeasibility study shows that for the selected base case the Project has the potential to provide positive economic returns and is sufficiently robust to withstand adverse changes in the tested parameters over the expected range of accuracy of the study. It is Micon’s recommendation that the project development continues towards the feasibility level, which includes work necessary to optimize and define each area and the work required to prepare capital and operating cost estimates with an accuracy of +/-15%.

It is also recommended that the work required to advance the project approval process continue. This includes fieldwork and studies associated with the environmental impact assessments (EIA) for various jurisdictions, environmental authorizations, permits and licences, non-environmental permitting; and community relations.

26.1	GEOLOGY AND RESOURCES

No additional drilling resource definition drilling is recommended. The current indicated mineral resource is of sufficient quality to support a feasibility study.

The high nugget effect in the lenses and the shape and distribution between sections of both the pegmatite and granite lithologies do not allow for separate interpretation on the current 50 m centered drilling. It is Micon’s opinion that closer spaced drilling will not necessarily improve the confidence of the current mineral classification from an indicated to a measured category without drilling on such closed spaced centres as to be cost prohibitive.

26.2	MINING

It is recommended that the mine design and associated cost estimates be reviewed, optimized and updated to a feasibility level of study.

26.3	METALLURGY AND PROCESS ENGINEERING

It is recommended to continue with the metallurgical mini pilot plant testwork and to initiate the integrated pilot/demonstration scale testwork program which will simulate continuous operations of the process to confirm process design criteria, effectiveness and efficiencies of unit operations and to identify deportment of impurities and their effects on the various product qualities.

It is recommended to continue with the ongoing program of field work to further define engineering design parameters, geotechnical and complementary environmental studies data subject to EIA terms of reference and normal permitting processes (including any related environmental monitoring).

Recommended metallurgical/process related optimization studies include the following:

•	A detailed surge capacity analysis to optimize the number and location of surge volumes linking process areas together in order to minimise knock-on effects of upset conditions in one area on another.

•	An energy recovery trade-off study to explore further opportunities for heat recovery within the process plant.

•	Wet versus dry grinding of ore.

•	Protection against beryllium dust exposure in the workplace.

•	Benefits of using super heat steam drying the filter cake prior to the acid baking kiln.

•	Steam generation strategy for the process plant.

26.4	INFRASTRUCTURE

The following infrastructure related items are recommended:

•	Review and design optimization of access roads.

•	Port groundwater risk potential assessment study.

•	Process Plant water supply assessment with SPIPB and laboratory optimization.

26.5	RESIDUE STORAGE FACILITY

The design of the RSF should be further developed during and subsequent to the feasibility study. The activities described below are recommended as being important to confirm the proposed residues management plan and to refine the design and operational procedures, as necessary.

26.5.1	Residues Characterization and Management

The following additional work is recommended:

•	Further geotechnical testing to develop the most cost-effective RSF management strategy.

•	Review alternative cementing agents such as fly-ash.

•	Evaluation of management methods in which neutralized residues and SX raffinate are mingled (mixed) prior to filtration and co-disposal.

•	Evaluation of the use of amended filtered residues to construct the starter embankment in order to reduce the capital costs.

•	Further chemical testing using residues and leach liquors from the pilot test plants. This testing will be used to confirm the residues classification.

•	Optimize the footprint of the RSF.

•	Further evaluation of the potential seepage rate from the residues mass, seepage quality, and the potential for impacts to surface and groundwater.

•	Evaluation of alternative foundation designs

•

Integration of the RSF and process plant water balance in order to optimize the sizing of the runoff water and leachate collection ponds, the recycle pump capacity and the maximum volume of contact water that can be managed. Treatment requirements must also be established.

26.6	MARKETING

It is recommended that Quest continues to:

•	Undertake analysis of the markets for rare earths and yttrium, zirconium in ZBS and high purity niobium pentoxide.

•	Negotiate with potential off-takers and strategic partners.

26.7	BUDGET FOR ONGOING WORK

As shown in Table 26.1, Quest has budgeted a total of $13.33 million for work on the Strange Lake Project to the end of 2014 by which time results of pilot plant studies will have been generated and substantial work on the EIA will have been completed. This will allow the company to determine details for the project feasibility study.

Table 26.1

Budget for Ongoing Work

Project optimization	3.89
Integrated pilot plant and demonstration plant	5.50
EIA	3.24
Project management team	0.70
Total	13.33

Micon has reviewed the proposed budget and recommends that the work is undertaken.

27.0     DATE AND SIGNATURE PAGE

“William J. Lewis”	{signed and sealed}

William J. Lewis, B.Sc., P.Geo.
Senior Geologist, Micon International Limited		Report Date: December 06, 2013

“R.V. Zalnieriunas”	{signed and sealed}

R.V. Zalnieriunas, P.Geo.
Principal Geologist, R.V. Zalnieriunas Consulting		Report Date: December 06, 2013

“Richard Gowans” {signed and sealed}

Richard Gowans, P.Eng.
President, Principal Metallurgist, Micon International Limited		Report Date: December 06, 2013

“Sam Shoemaker”	{Signed and sealed}

Sam J. Shoemaker, Jr., Reg.Mem.SME
Senior Mining Engineer, Barr Engineering Company		Report Date: December 06, 2013

“Jane Spooner”	{Signed and sealed}

Jane Spooner, P.Geo.
Vice President, Micon International Limited		Report Date: December 06, 2013

“Ian Hutchison”	{Signed and sealed}

Ian Hutchison, Ph.D., P.Eng.
Director, SLR International Corporation.		Report Date: December 06, 2013

28.0     REFERENCES

28.1	PUBLICATIONS

Batterson, M.J., (1988), Landform classification, Newfoundland-Québec, 14D/5. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0758; Map 88-003.

Batterson, M.J., (1988), Landform classification, Lac Dihourse, Newfoundland-Québec. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0758; Map 88-004.

Batterson, M.J., (1991), Till geochemistry of the Strange lake area, Labrador. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0843; unnamed map

Batterson, M.J., (1991), Landform classification and surficial geology of NTS map sheet 14D/6. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File 14D/0041; Map 91-060.

Batterson, M.J., (2001), Landforms and surficial geology of NTS map sheet 14D/06 (untitled), Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/06/0248; Map 2001-025.

Batterson, M.J., (2001), Landforms and surficial geology of NTS the Long Pond map sheet (NTS 14D/03), Labrador, Open File 14D/03/0255; Map 2001-023.

Batterson, M.J., (2001), Landforms and surficial geology of NTS map sheet 14D/11 (untitled), Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/11/0251; Map 2001-029.

Batterson, M.J. and Taylor, D.M., (2005), Landforms and surficial geology of the NTS 14D/05 map sheet [untitled]. Government of Newfoundland and Labrador, Department of Mines, Geological Survey, Open 14D/05/0247; Map 2003-27.

Batterson, M.J. and Taylor, D.M., (2005), Landforms and surficial geology of the Lac Dihourse map sheet [NTS 24A/08]. Government of Newfoundland and Labrador, Department of Mines, Geological Survey, Open File 24A/08/0027; Map 2003-28.

Batterson, M.J. and Taylor, D.M., (2009), Geochemical re-analysis of till samples from the Strange Lake area, Labrador [NTS map sheets 14D/05 and 24A/08]. Government of Newfoundland and Labrador, Department of Natural Resources, Geological Survey, Open File LAB/1479; 1-122.

Beaumier, M., (1982), Géochimie des Sédiments de Lac dans la Région de la Rivière George, Territoire du Nouveau Québec. Ministère de l’Énergie et des Ressources, DP82-16.

Beauregard, A.J. and Gaudreault, D., (2009), Quest Uranium Corporation, Compilation Report on the Strange Lake Property, Québec / Labrador Area, N.T.S.C. 24A08. Québec, Canada. Geologica Groupe-Conseil. (Internal Report). 74 p., June, 2009.

Canadian Environmental Assessment Agency, Research and Development, Evaluation of the ClimAdapt Guide to Incorporate Climate Change into the Environmental Impact Assessment Process, 5.6 Research Finding: Voisey’s Bay Mining Project, http://www.ceaa.gc.ca/default.asp?lang=En&n=332BCF7D-1&offset=15&toc=show#s5_6_3.

CanMet Report MSL 90-28 on the Mineralogy of the Strange Lake Ore and the Metallurgical Implications.

Chamois, P. and Cook, B., (2007), Technical Report on the George Rive Project, Northeastern Québec and Northwestern Newfoundland and Labrador, Canada. Prepared for Freewest Resources Canada Inc., NI 43-101 Report. Scott Wilson Roscoe Postle Associates Inc. 132 p, August, 2007.

Dong Pao (Mongolia) Flotation Study by Lakefield Research (2001).

Environment Canada (EnvCan) 2011. Guidelines for the Assessment of Alternatives for Mine Waste Disposal. Mining and Processing Division.

Flotation Process at Mountain Pass EPA-ID4RAR.

FLSmidth, 2012a Memorandum from Anthony Galvan dated August 20, 2012: Pre-Feasibility Study, Strange Lake B-Zone Deposit, Quebec.

FLSmidth, 2012b. Report of Investigation Sedimentation and Filtration Testwork to Melis Engineering Ltd. For Quest Rare Earth Minerals Ltd., Pre-Feasibility Study Strange Lake B-Zone Deposit, Quebec.

Friske, P.W.B., McCurdy, M.W., Day, S.J., Gross, H., Lynch, H.H. and Durham, C.C., (1993), The regional lake sediment and water geochemical data, northern Labrador. Geological Survey of Canada Open File 2690.

Halchuk, S. 2009. Earthquakes in the Seismic Hazard Earthquake Epicentre File (SHEEF) used in the Geological Survey of Canada Fourth Generation seismic hazard Model, Geological Survey of Canada.

Harben, Peter, W., 2002, The Industrial Minerals Handybook, 4th edition, Industrial Minerals Information.

Hearn, B.J., Luttich, S.N., Crete, M., and M.B. Berger. 1990. Survival of radio collared caribou (Rangifer tarandus caribou) from the George River heard, Nouveau-Québec - Labrador. Can. J. Zool. 68: 276-283.

Hinterland Resources Ltd., (2010), Management’s Discussion and Analysis. December 31, 2010.

Hornbrook, E.H.W, Maurice, Y.T. and Lynch, J.J., (1979), Geochemical lake sediment and water, central Labrador, maps and data. Geological Survey of Canada, open File 559, 1979. 17 maps.

Iron Ore Company of Canada Ltd., (1985), Economic Evaluation Study.

Jambor, J.L., (1990), Bulk Sample Met-14 (Canmet 89-1) from the Strange Lake Y-Zr Deposit, Labrador-Québec: Mineralogy and Metallurgical Implications. Canmet Report MSL-90-28; 1-39.

Kilborn Consulting Engineers and Architects (Kilborn) (1991), Preliminary Technical and Economic Study for the Recovery of Yttrium and Zirconium.

Lakefield Research Ltd., (1990), An Investigation on the recovery of Zirconium & Yttrium from Strange Lake Concentrate.

Lewis, W.J., Gowans, R., Zalnieriunas, R.V., (2012), Technical Report for the Strange Lake B Zone Rare Earth Element (REE) Deposit, Québec, Canada, Updated Mineral Resource Estimate, effective date August 31, 2012, 14 December, 2012.

McConnell, J.W., (1980), Detailed lake sediment, water and radiometric surveys of 14 base metals and uranium anomalies in Labrador. Government of Newfoundland and Labrador, Department of Mines and Energy, Mineral Development Division, Open File LAB/0224: 1-37.

McConnell, J.W., (1988), Lake sediment and water geochemical surveys for rare-metal mineralization in granitoid terranes in Churchill Province, Labrador. Government of Newfoundland and Labrador, Department of Mines, Mineral Development Division, Open File LAB/0772; 1-107.

McConnell, J.W., (2009), Complete geochemical data for detailed-scale Labrador lake surveys, 1978-2005. Government of Newfoundland and Labrador, Department of Natural Resources, Geological Survey, Open File LAB/1465; 1-25.

McConnell, J.W. and Batterson, M.J., (1987), The Strange Lake Zr-Y-Nb-Be-REE deposit, Labrador. A geochemical profile in till, lake and stream sediment and water. Journal of Geochemical Exploration, v.29. p.105-127.

McKinnon-Matthews, J., Harris, B., Stollenwerk, M., Doherty, M. and McCall, L., (2001), The 2000-2001 Exploration Program on the Québec 7 Property, Northern Québec. NTS 24A/05, 12-13; 24B/08-11, 13-16; 24F/16; 24G/-01-16; 24J/01-07: 24K/01, 08. WMC International Limited. Québec Assessment Report GM-59375.

Mainville, A. and Venkateswaran, G.P., (1981a), A report on the geological, geophysical and geochemical work, Exploration Permit 659, Strange Lake area, Québec. NTS Map sheet 24A/8 and 14D/5. A report prepared for Compagnie Minière IOC. Québec Assessment Report GM-37064.

Mainville, A. and Venkateswaran, G.P., (1981b), A report on the geological, geophysical and geochemical work, Exploration Permit 656, Strange Lake area, Québec. NTS Map sheet 24A/8. A report prepared for Compagnie Minière IOC. Québec Assessment Report GM-37372.

Margeson, B., Harris, B., McCall, L., McKinnon-Matthews, J. and Stollenwerk, M., (2002), Final Report, Phase 2 Airborne EM Survey, Southern Program, 2001 Exploration, Québec 7 Property, Northern Québec. WMC International Limited. Québec Assessment Report GM-60773.

Marshall, I.B. and Scut, P.H., (1999), A National Ecological Framework for Canada-Overview. A co-operative product by Ecosystems Science Directorate, Environment Canada and Research Branch, Agriculture and Agri-Food Canada.

Melis Engineering Ltd., (2012). Memorandum to C. Lindsay of Quest Rare Minerals dated June 22, 2012: Strange Lake Rare Earth Project - Preliminary Tailing Characterization.

Miller, R.R., (1984), A Report on the Geological, Geophysical and Geochemical Assessment Work, Exploration Permit 656, Strange Lake Area, Québec, NTS Map Sheet 24A/8. Work Period January 1, 1983 to December 31, 1983. Compagnie Miniere IOC. Ministère de l’Energie et des Ressources Report GM 41101: 1-157.

Miller, R.R., (1986), Geology of the Strange Lake Alkalic Complex and the Associated Zr-Y-Nb-Be-REE Mineralization. Current Research, Newfoundland Department of Mines and Energy, Mineral Development Division, Report 86-1: 11-19

Ministre Developpement Durable, Environnement Faune et Parcs (MDDEFP), (2012) Directive 019 sur l’industrie minière,

Mitsui Mining & Smelting (1996), Study on Strange Lake Ore (using wet magnetic separation).

Quest Rare Minerals Ltd. (2010b), Guidelines, procedures and methodology: Core logging and field sampling, ver. 1.3 (revised 02/08/2011 by Collins & Hayes), 20p.

Rickets, M.J., (2006), Mineral Development Division, Department of Mines and Energy, Government of Newfoundland and Labrador, Aggregate-Resource Assessments Along Transportation Routes from Strange Lake to the Atlantic Coast, Labrador, Mineral Resource Report 4, St. John’s Newfoundland 1986.

Ricketts, M.J., (1984), Aggregate-resource assessment along possible transportation route from Strange Lake to the Atlantic coast, Labrador. Newfoundland and Labrador Geological Survey, Open File LAB/0691; 1-272.

Roskill Consulting Group Limited, 2013a, Quest Rare Minerals, Marketing study update for rare earths and niobium, 30 January, 2013.

Roskill Consulting Group Limited, 2013b, Quest Rare Minerals, Marketing study update for rare earths, August, 2013.

Roskill Consulting Group Limited, 2012, Quest Rare Minerals, Marketing study for rare earths, niobium and zirconia, 2 May, 2012.

Ryan, B., Lee., D and Dunphy, D., (2003), Geology of the unnamed map sheet [NTS 14D/4] and the eastern part of the Lac Canaee map sheet [NTS 24A/1], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File LAB/1375; Map 2003-008.

Ryan, B., Corriveau, L. and Lee, D., (2003), Geology of the Khongnekh Lake map sheet [NTS 14D/6], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/06/0288; Map 2003-010.

Ryan, B., Lee., D and Dunphy, D., (2003), Geology of the Long Pond map sheet [NTS 14D/3], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File 14D/03/0287; Map 2003-007.

Ryan, B., Lee., D and Dunphy, D., (2003), Geology of the unnamed map sheet [NTS 14D/5] and the eastern part of the Lac Dihourse map sheet [NTS 24A/8], Newfoundland-Labrador. Newfoundland and Labrador Geological Survey, Open File LAB/1376; Map 2003-009.

Salvi, S. and Williams-Jones, A.E., (1990), The role of hydrothermal processes in the granite-hosted Zr, Y, REE deposit at Strange Lake, Québec/Labrador: Evidence from fluid inclusions. Geochemica et Cosmochimica Acta, 54: 2403-2418.

Salvi, S. and Williams-Jones, A.E., (1996), The role of hydrothermal processes in concentrating high-field strength elements in the Strange Lake peralkaline complex, northeastern Canada. Geochemica et Cosmochimica Acta, 60: 1917-1932.

Salvi, S. and Williams-Jones, A.E., (2006), Alteration, HFSE mineralization and hydrocarbon formation in peralkaline igneous systems: Insights from the Strange Lake Pluton, Canada. Lithos, 91: 19-34.

Taylor, F.C., (1979), Reconnaissance geology of a part of the Precambrian Shield, northeastern Québec, northern Labrador and Northwest Territories. Geological Survey of Canada, Memoir 393.

Taylor, F.C., (1970), Reconnaissance geology of a part of the Precambrian Shield, northeastern Québec and northern Labrador, Part 2. Geological Survey of Canada, Paper 70-24.

TZ Minerals International Pty Ltd, 2013, Market Study, Zirconium chemicals & chemical zirconia market analysis, Quest Rare Minerals Ltd., April, 2013.

The Economics of Rare Earths and Yttrium – Thirteenth Edition, (2007), Roskill Information Services Ltd. ISBN 978 0 86214 534 7.
U.S. Geological Survey, 2013a, Rare Earths, in Mineral Commodity Summaries, January, 2012.

U.S. Geological Survey, 2013b, Zirconium, in Mineral Commodity Summaries, January, 2012.

U.S. Geological Survey, 2013c, Niobium (Columbium), in Mineral Commodity Summaries, January, 2012.

U.S. Geological Survey, 2013d, Niobium (Columbium) and Tantalum, U.S. Geological Survey Minerals Yearbook – 2011.

Vale Inco, (2008), SG Unit Protocol, ver 3.0 revised April 2, 2009.

Van der Leeden, J., Bélanger, M. and Danis, D., (1999), Lithotectonic domains in the high grade terrain east of the Labrador Trough (Quebec) in Lewry, J.F. and Stauffer, M.R., editors, The Early Protrozoic Trans-Hudson Orogen of North America. Geological Association of Canada, Special Paper 37, pp. 371-386.

Venkateswaran, G.P., (1981), A Report on the Geological, Geophysical and Geochemical Assessment Work. Licenses 1368, 1369, 1370, 12129, 12130, 12131. Strange Lake Area, Newfoundland-Labrador, NTS Map sheet 24A/8. November, 1981.

Voisey’s Bay Nickel Company Limited, (1997), Voisey’s bay Mine/Mill Project, Environmental Impact Statement, Summary and Conclusions.

Wardrop, (2010a), “Strange Lake Project, B Zone Deposit, Québec, National Instrument 43-101 Resource Estimate”, April 16, 2010.

Wardrop, (2010b), “Preliminary Economic Assessment on the Strange Lake Project, B Zone Deposit, Québec September 24, 2010.

Wardrop, (2011), “Strange Lake B Zone Resource Model Update”, May 25, 2011.

Witteck Development Inc., (1982), Hydrometallurgical Study Project 5032-82 for Iron Ore Company of Canada Ltd. (IOCC).

Zalnieriunas, R.V. and LaRoque, L.A., (2011), Preliminary QA/QC data review of the 2009-Spring 2011 diamond drilling results for the Strange Lake Project, Quebec.

28.2	INTERNET (WEB BASED INFORMATION)

IAMGOLD Corporation, 2013a, Annual Report for 2012. website, www.iamgold.com.

IAMGOLD Corporation, 2013b, Management Discussion and Analysis, 30 June, 2013. website, www.iamgold.com.

Iluka Resources Limited, 2011, Mineral Sands Briefing Session, November, 2011 (transcript), www.iluka.com.

Indian and Northern Affairs Canada (INAC). 2002. James Bay and Northern Québec Agreement and The Northeastern Québec Agreement 1998-1999 Annual Report - 1999-2000 Annual Report. Available: http://www.ainc-inac.gc.ca/al/ldc/ccl/fagr/que/cin/cin00-eng.pdf.

Indian and Northern Affairs Canada (INAC). 2008. Backgrounder: Labrador Inuit Land Claims Agreement – How will business and industry be impacted? Available: http://www.ainc-inac.gc.ca/ai/mr/nr/s-d2005/02727bkb-eng.asp.

Natural Resources Canada (NRCan). Interactive web site on recent and historical earthquakes http://earthquakescanada.nrcan.gc.ca/stndon/NEDB-BNDS/index-eng.php

Ministère du Développement durable, de l’Environnement et des Parcs (MDDEP), (2002), Environmental Assessment of Northern Projects. Available: http://www.mddep.gouv.qc.ca/evaluations/mil-nordique/process.htm.

Quest Rare Minerals Ltd., (2010a). “Quest Rare Minerals Receives Release of Preliminary Economic Assessment (PEA) for Strange Lake B-Zone” (Press Release), September 9, 2010. Available: http://www.questrareminerals.com/news_.php?url=http%3A%2F%2Fcnrp.marketwire.com%2Fclient%2Fquest_uranium%2Frelease_xml.jsp%3FactionFor%3D1316109.

Quest Rare Minerals Ltd., (2012). “Quest Completes Bulk of Phase II Metallurgical Testwork: Produces Zirconium and Rare Earth Concentrate” (Press Release), May 15, 2012. Available:

http://www.questrareminerals.com/news_.php?url=http%3A%2F%2Fcnrp.marketwire.com%2Fclient%2Fquest_uranium%2Frelease_xml.jsp%3FactionFor%3D1613714

29.0    CERTIFICATES

CERTIFICATE OF AUTHOR

Richard Gowans

As the co-author of this report entitled “NI 43-101 Technical Report, Pre-Feasibility Study for the Strange Lake Project, Québec, Canada”, with an effective date of October 23, 2013 (the “Technical Report”), I, Richard Gowans do hereby certify that:

1)	I am employed by, and carried out this assignment for Micon International Limited, Suite 900, 390 Bay Street Toronto, Ontario, M5H 2Y2 tel. (416) 362-5135 fax (416) 362-5763 e-mail: rgowans@micon-international.com

2)	I hold the following academic qualifications:

B.Sc. (Hons) Minerals Engineering, The University of Birmingham, U.K., 1980

3)	I am a registered Professional Engineer of Ontario (membership number 90529389); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4)	I have worked as an extractive metallurgist in the minerals industry for over 30 years.

5)	I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes the management of technical studies and design of numerous metallurgical testwork programs and metallurgical processing plants.

6)	I have not visited the project site.

7)	I am responsible for the preparation of Sections 1, 2, 3, 13, 17, 18.1, 18.2, 20, 21, 22, 24, 25 and 26 of this report.

8)	I am independent of Quest Rare Minerals Limited, as defined in Section 1.5 of NI 43-101.

9)	I was a co-author of the Technical Report for Quest entitled “Technical Report for the Strange Lake B Zone Rare Earth Element (REE) Deposit, Updated Mineral Resource Estimate, Province of Quebec (Quebec), Canada” dated December 14, 2012.

10)	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument.

11)	As of the date of this certificate, to the best of my knowledge, information and belief, the sections of this Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make this report not misleading.

Report dated this 06th day of December, 2013, effective date October 23, 2013.

“Richard Gowans” {signed and sealed}

Richard Gowans, P.Eng.

President, Micon International Limited

CERTIFICATE OF AUTHOR

Ian Hutchison, Ph.D., P.Eng.

As the co-author of this report entitled “NI 43-101 Technical Report, Pre-Feasibility Study for the Strange Lake Project, Québec, Canada”, with an effective date of October 23, 2013 (the “Technical Report”), I, Ian Hutchison do hereby certify that:

1.	I am employed by SLR International Corporation at 17701 Cowan Avenue, Suite 210, Irvine, California, 92614, and carried out this assignment as an Associate of Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763.

2.	I hold the following academic qualifications:

B.S., Civil Engineering, University of Capetown, South Africa, 1967.

M.S., Hydraulic and Soils Engineering, University of the Witwatersrand, South Africa, 1974.

Ph.D., Hydrology, University of the Witwatersrand, South Africa, 1976.

3.	I am a Canadian Citizen and a member of the Professional Engineers Ontario (License #R106733066).

4.	I have worked as a civil engineer in the minerals industry for over 35 years.

5.	I have read NI 43-101 and Form 43-101F1 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes amongst other aspects:

I have extensive experience in the design and construction of mine waste and water management systems. I have been the managing engineer or principal in charge of the design and construction of several tailings and waste rock facilities, and a tailings facility retrofit project for a rare earth mine. I am also currently supervising the design of such facilities for a proposed mine in Northern Ontario.

I have been involved at over 100 mine sites throughout the world performing various functions including overall mine planning, mine waste management planning, water balance analysis and development of pollution control systems and obtaining regulatory approvals for mine waste projects.

I am the key author and editor of a 650 page textbook on mine waste management provided, reviewer and editor the State of Arizona’s mine waste management guidelines, and lecture extensively on mine waste and water management.

6.	I have visited the Bécancour Site on March 22, 2013.

7.	I am responsible for the preparation of Section 18.3 of the Technical Report.

8.	I am independent of the parties involved in the transaction for which this report is required, as defined in Section 1.5 of NI 43-101.

9.	I have had no prior involvement with the mineral property in question.

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument.

11.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading.

Report dated this 06th day of December, 2013, effective date October 23, 2013.

“Ian Hutchison.” {Signed and sealed}

Ian Hutchison, Ph.D., P.Eng. SLR International Corporation

CERTIFICATE OF AUTHOR

William J. Lewis

As the co-author of this report entitled “NI 43-101 Technical Report, Pre-Feasibility Study for the Strange Lake Project, Québec, Canada”, with an effective date of October 23, 2013 (the “Technical Report”), I, William J. Lewis do hereby certify that:

1)	I am employed as a Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon-international.com;

2)	I hold the following academic qualifications: B.Sc. (Geology)

University of British Columbia, 1985

3)	I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

•	Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333).

•	Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450).

•	Association of Professional Geoscientists of Ontario (Membership # 1522).

•	The Geological Association of Canada (Associate Member # A5975).

•	The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758).

•	Quebec Temporary Certificate Number 224

4)	I have worked as a geologist in the minerals industry for 28 years;

5)	I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 3 years as a surficial geologist and 10 years as a consulting geologist on precious and base metals and industrial minerals;

6)	I visited the Strange Lake Project between March 26 and 29, 2012;

7)	I was a co-author of the Technical Report for Quest entitled “Technical Report for the Strange Lake B Zone Rare Earth Element (REE) Deposit, Updated Mineral Resource Estimate, Province of Quebec (Quebec), Canada” dated December 14, 2012.

8)	As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I have read the NI 43-101 Instrument and this Technical Report has been prepared in compliance with this Instrument;

10)	I am independent of Quest Rare Minerals Ltd., as defined by Canadian NI 43-101 regulations and have provided consulting services to the companies.;

11)	I supervised the work conducted by Jonathan Steedman on the updated mineral resource estimate for the B Zone contained in this report with an effective date of August 31, 2012 and therefore take responsibility for this work.

12)	I am responsible for Sections 4 through 10, 12.1, 14 and 23 of this Technical Report.

Report dated this 06th day of December, 2013, effective date October 23, 2013.

“William J. Lewis” {signed and sealed}

William J. Lewis, B.Sc., P.Geo.
Senior Geologist, Micon International Limited

CERTIFICATE OF AUTHOR

Sam Shoemaker, Jr., Reg.Mem.SME

As the co-author of this report entitled “NI 43-101 Technical Report, Pre-Feasibility Study for the Strange Lake Project, Québec, Canada”, with an effective date of October 23, 2013 (the “Technical Report”), I, Sam Shoemaker, do hereby certify that:

1.	I am employed by Barr Engineering Company, 4700 West 77th Street, Minneapolis MN 55435 USA, and carried out this for Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail SShoemaker@barr.com.

2.	I hold the following academic qualifications:

B.Sc., Mine Engineering, Montana College of Mineral Science and Technology, 1982

3.	I am a registered member of the Society for Mining, Metallurgy, and Exploration, Inc. (Member Number 2941320); as well, I am a member in good standing of other technical associations and societies, including the Australasian Institute of Mining and Metallurgy (Member Number 229733

4.	I have worked as a mining engineer in the minerals industry for over 30 years.

5.	I have read NI 43-101 and Form 43-101F1 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 10 years as a mining engineer with Cleveland Cliffs Inc. and 18 years with other mining companies where I was responsible for completing geologic models, reserve estimates, economic analysis, slope designs, pit optimization, pit design, long term scheduling, short term scheduling and reserve validation.

6.	I have not visited the property.

7.	I am responsible for the preparation of Sections 15.0 and 16.0 of the Technical Report.

8.	I am independent of the parties involved in the transaction for which this report is required, as defined in Section 1.5 of NI 43-101.

9.	I have had no prior involvement with the mineral property in question.

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument.

11.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading.

Report dated this 06th day of December, 2013, effective date October 23, 2013.

“Sam Shoemaker, Jr.” {Signed}

Sam Shoemaker, Jr., B.Sc., Reg.Mem.SME.

Barr Engineering Company

CERTIFICATE OF AUTHOR

Jane Spooner

As the co-author of this report entitled “NI 43-101 Technical Report, Pre-Feasibility Study for the Strange Lake Project, Québec, Canada”, with an effective date of October 23, 2013 (the “Technical Report”), I, Jane Spooner, P.Geo., do hereby certify that:

1.	I am employed by, and carried out this assignment for

Micon International Limited

Suite 900, 390 Bay Street

Toronto, Ontario, M5H 2Y2

tel. (416) 362-5135 fax (416) 362-5763

e-mail: jspooner@micon-international.com

2.	I hold the following academic qualifications:

B.Sc. (Hons) Geology, University of Manchester, U.K. 1972

M.Sc. Environmental Resources, University of Salford, U.K. 1973

3.	I am a member of the Association of Professional Geoscientists of Ontario (membership number 0990); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4.	I have worked as a specialist in mineral market analysis for over 30 years. I have managed consulting assignments on behalf of Micon, including those requiring independent Technical Reports under NI 43-101.

5.	I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes the analysis of markets for base and precious metals, industrial and specialty minerals (including rare earth elements), coal and uranium.

6.	I have not visited the project site.

7.	I am responsible for the preparation of Section 19.0 of this report.

8.	I am independent of Quest Rare Minerals Ltd., as described in Section 1.5 of NI 43-101.

9.	I have had no prior involvement with the mineral property in question.

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument.

11.	As of the date of this certificate, to the best of my knowledge, information and belief, the sections of this Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make this report not misleading.

Report dated this 06th day of December, 2013, effective date October 23, 2013.

“Jane Spooner” {signed and sealed}

Jane Spooner, M.Sc., P.Geo.

Vice President, Micon International Limited

CERTIFICATE OF AUTHOR

R.V. Zalnieriunas

As the co-author of this report entitled “NI 43-101 Technical Report, Pre-Feasibility Study for the Strange Lake Project, Québec, Canada”, with an effective date of October 23, 2013 (the “Technical Report”), I, Rimant (Ray) V. Zalnieriunas do hereby certify that:

1)	I am self-employed as a geologist working as the Principal Geologist of R.V. Zalnieriunas Consulting, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail ray.rvzc@gmail.com;

2)	I hold the following academic qualifications:

B.Sc. (Hon.) in Geology        Queen’s University            1978;

3)	I am a registered Professional Geoscientist with the Association of Professional Geoscientists of Ontario (registration Number 0391) and l’Ordre des géologues du Québec (numero de member 541); as well, I am a member in good standing of several other technical associations and societies, including: Society of Economic Geologists; The Prospectors and Developers Association of Canada; Ontario Prospectors Association; Northern Prospectors Association;

4)	I have worked as a geologist in the minerals industry for 35 years;

5)	I am familiar with NI 43-101 and, by reason of education, experience and professional registration; I fulfill the requirements of a Qualified Person as defined in NI 43-101;

6)	I last visited the Strange Lake Project site between March 26 and 29, 2012;

7)	Prior to co-authoring this Technical Report, I was engaged by Quest Rare Minerals Ltd. as an independent consulting geologist to provide support services as a Director of Technical Services and was the designated qualified person (QP) for the 2011 diamond drilling program carried out on the area of B Zone. I was also a co-author of the Technical Report for Quest entitled “Technical Report for the Strange Lake B Zone Rare Earth Element (REE) Deposit, Updated Mineral Resource Estimate, Province of Quebec (Quebec), Canada” dated December 14, 2012;

8)	As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I have read the NI 43-101 Instrument and this Technical Report has been prepared in compliance with this Instrument;

10)	I am independent of Quest Rare Minerals Ltd., as defined by Canadian NI 43-101 regulations and have provided consulting services to the company;

11)	I am responsible for Sections (Items) 11 and 12.2 of this Technical Report.

Report dated this 06th day of December, 2013, effective date October 23, 2013.

“R.V. Zalnieriunas” {signed and sealed}

R.V. Zalnieriunas, P.Geo.

Principal, R.V. Zalnieriunas Consulting